As filed with the Securities and Exchange Commission on December 27, 2005

Registration No. 333-129139

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OZARK HOLDING INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	54-2185193
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Address, Including Zip Code, and Telephone Number including Area Code, of Registrant’s Principal Executive Offices)

Daniel Cooperman

Secretary

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

William M. Kelly, Esq. William Aaronson, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000	George T. Shaheen Chief Executive Officer Siebel Systems, Inc. 2207 Bridgepointe Parkway San Mateo, California 94404 Telephone: (650) 477-5000	Eric C. Jensen, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 Telephone: (650) 843-5000

Approximate Date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement and all conditions of the proposed transaction have been satisfied or waived as described in the Agreement and Plan of Merger dated as of September 12, 2005, as amended.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SIEBEL SYSTEMS MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Stockholder,

After careful consideration, the board of directors of Siebel Systems, Inc. (“Siebel Systems”) has unanimously approved an agreement and plan of merger with Oracle Corporation (“Oracle”). As part of the transaction and unless holders of less than six percent of the outstanding common stock of Siebel Systems make the stock election described below, Siebel Systems and Oracle will become subsidiaries of a new Oracle holding corporation named Ozark Holding Inc. The new Oracle holding corporation will trade under Oracle’s current ticker symbol, “ORCL,” on the Nasdaq Stock Market and current Oracle stockholders will receive shares of common stock in the new Oracle holding corporation to replace their current Oracle shares. Any shares issued to Siebel Systems stockholders in the transaction will be shares of the new Oracle holding corporation.

You may elect to receive for each of your shares of Siebel Systems, either $10.66 in cash or a number of shares of common stock of the new Oracle holding corporation determined by dividing $10.66 by the greater of $10.72 or the average Oracle stock price over the ten trading days immediately preceding the date on which the merger involving Siebel Systems becomes effective. If you do not elect to receive stock, you will be deemed to have elected to receive your consideration entirely in cash. If the holders of more than 30% of Siebel Systems common stock elect to receive stock, the stock portion of the merger consideration will be allocated pro rata among the holders electing to receive stock of the new Oracle holding corporation. A maximum of 182,826,501 shares of common stock of the new Oracle holding corporation could be issued in the merger in exchange for shares of Siebel Systems common stock. However, the number of shares of common stock of the new Oracle holding corporation to be received by Siebel Systems stockholders that elect to receive stock will not be known at the time Siebel Systems stockholders are asked to vote for the adoption of the merger agreement. Investing in the common stock of the new Oracle holding corporation involves a high degree of risk. See “ Risk Factors” beginning on page 22. If the holders of less than six percent of Siebel Systems common stock outstanding prior to the completion of the transaction elect to receive stock, the transaction will be restructured and the merger consideration will consist only of $10.66 in cash per each Siebel Systems share.

After careful consideration, the Siebel Systems board of directors has unanimously determined that the merger agreement and the merger transactions are advisable and in the best interests of Siebel Systems stockholders and recommends that you vote “For” the adoption of the merger agreement. The transaction is conditioned upon the adoption of the merger agreement by the Siebel Systems stockholders, receipt of applicable regulatory approvals and other conditions described in the attached proxy statement/prospectus.

Siebel Systems stockholders representing approximately seven percent of the outstanding shares of Siebel Systems common stock as of the date of the merger agreement have entered into an agreement with Oracle pursuant to which they have agreed to vote all of their shares in favor of the adoption of the merger agreement.

It is important that your shares are represented at the special meeting, whether or not you plan to attend the meeting. Abstentions and failures to vote will have the same effect as votes “Against” the proposal to adopt the merger agreement. Accordingly, please submit a proxy by telephone or the Internet or complete, date, sign and return promptly your proxy card in the enclosed postage pre-paid envelope. You may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

Sincerely,

/s/    GEORGE T. SHAHEEN

George T. Shaheen

Chief Executive Officer, Siebel Systems, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock of the new Oracle holding corporation to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated December 27, 2005, and first mailed to stockholders on December 29, 2005.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus or other information about the companies that is filed with the SEC under the Securities and Exchange Act of 1934, as amended, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

if you are a Oracle stockholder:		if you are a Siebel Systems stockholder:
By Mail:	Oracle Corporation 500 Oracle Parkway Redwood City, California 94065	By Mail:	Siebel Systems, Inc. 2207 Bridgepointe Parkway San Mateo, California 94404 Attn: Investor Relations
By Telephone:	(650) 506-7000	By Telephone:	(650) 477-5000

If you would like to request documents, please do so by January 23, 2006 in order to receive them before the special meeting.

For additional information on documents incorporated by reference in this proxy statement/prospectus, please see “Where You Can Find More Information”.

2207 Bridgepointe Parkway San Mateo, California 94404

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON January 30, 2006

Dear Stockholder:

You are cordially invited to attend the Special Meeting of Stockholders of Siebel Systems, Inc., a Delaware corporation (“Siebel Systems”). The meeting will be held on Monday, January 30, 2006 at 11 A.M. Pacific Time, at the Sofitel Hotel, 223 Dolphin Drive, Redwood City, CA 94065, for the following purposes:

1.    To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of September 12, 2005, as amended, by and among Oracle Corporation, Siebel Systems, Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc., all Delaware corporations.

2.    To consider and vote upon an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1.

3.    To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The board of directors of Siebel Systems has fixed December 15, 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Siebel Systems common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Siebel Systems had outstanding and entitled to vote 533,683,557 shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the shares of Siebel Systems common stock outstanding on the record date for the special meeting is required for approval of Proposal No. 1 regarding the adoption of the merger agreement. The affirmative vote of the holders of a majority of the votes represented and entitled to vote at the special meeting is required to approve Proposal No. 2 regarding an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1.

Please do not send any certificates representing your Siebel Systems common stock at this time.

BY ORDER OF THE BOARD OF DIRECTORS

/S/ JEFFREY T. AMANN
Jeffrey T. Amann Secretary

San Mateo, California

December 29, 2005

You are cordially invited to attend the special meeting in person. Whether or not you expect to attend the special meeting in person, please submit a proxy by telephone or over the Internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure we receive your proxy with respect to your shares. A return envelope (which is postage pre-paid if mailed in the United States) is enclosed for your convenience. If you sign, date and mail your proxy card without indicating how you wish to have your shares voted, the shares represented by the proxy will be voted in favor of the adoption of the merger agreement and an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of Proposal No. 1. If you fail to submit your proxy by telephone or over the Internet or return your proxy card, or if your shares are held in “street name” and you do not instruct your broker how to vote your shares, the effect will be as though you cast a vote “Against” the adoption of the merger agreement. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person prior to the close of voting at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy issued in your name from that recordholder.

i

ii

FUTURE STOCKHOLDER PROPOSALS	103
WHERE YOU CAN FIND MORE INFORMATION	104

LIST OF ANNEXES
Annex A	Agreement and Plan of Merger, dated as of September 12, 2005, as amended, by and among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc. (composite)
Annex B	Opinion of Goldman, Sachs & Co.
Annex C	Text of Section 262 of the Delaware General Corporation Law.
Annex D	Oracle Corporation’s Annual Report on Form 10-K/A for the year ended May 31, 2005.
Annex E	Oracle Corporation’s Quarterly Report on Form 10-Q/A for the quarterly period ended August 31, 2005.
Annex F	Oracle Corporation’s Current Report on Form 8-K filed November 14, 2005.
Annex G	Oracle Corporation’s Current Report on Form 8-K filed November 9, 2005.
Annex H	Oracle Corporation’s Current Report on Form 8-K filed November 3, 2005.
Annex I	Oracle Corporation’s Current Report on Form 8-K filed October 13, 2005.
Annex J	Oracle Corporation’s Current Report on Form 8-K filed September 15, 2005.
Annex K	Oracle Corporation’s Current Report on Form 8-K filed September 12, 2005.
Annex L	Oracle Corporation’s Current Report on Form 8-K filed September 9, 2005.
Annex M	Oracle Corporation’s Current Report on Form 8-K filed August 30, 2005.
Annex N	Oracle Corporation’s Current Report on Form 8-K filed August 8, 2005.
Annex O	Oracle Corporation’s Current Report on Form 8-K filed June 27, 2005.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

Why am I receiving these materials?

We sent you this proxy statement/prospectus and the enclosed proxy card because the board of directors of Siebel Systems, Inc. (“Siebel Systems”) is soliciting your proxy to vote at a special meeting of stockholders. You may submit a proxy by telephone or over the Internet as further described in these materials or you may complete, date, sign and return the enclosed proxy card. We strongly encourage stockholders to submit a proxy by telephone or over the Internet. You are also invited to attend the special meeting in person, although you do not need to attend the special meeting to have your shares voted at the special meeting. We intend to mail this proxy statement/prospectus and accompanying proxy card on or about December 29, 2005 to all stockholders of record entitled to vote at the special meeting.

When is the special meeting?

The special meeting will take place on Monday, January 30, 2006 at 11:00 a.m., Pacific Time at The Sofitel Hotel, 223 Twin Dolphin Drive, Redwood City, CA 94065.

Why is my vote important?

If you do not submit your proxy by telephone or over the Internet, return your proxy card or vote in person at the special meeting, it will be more difficult for Siebel Systems to obtain the necessary quorum to hold the special meeting. In addition, the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of the Siebel Systems common stock. As a result, your failure to vote will have the same effect as a vote “Against” the adoption of the merger agreement.

What am I voting on?

There are two matters scheduled for a vote:

•	Adoption of the merger agreement, as described in “The Proposed Transaction”.

•	Approval of a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

In addition, you are entitled to vote on any other matters that are properly brought before the special meeting.

What are the recommendations of the Siebel Systems Board of Directors?

The Siebel Systems Board of Directors:

•	Recommends a vote “For” the adoption of the merger agreement.

•	Recommends a vote “For” the approval of a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement.

Will you be webcasting the special meeting?

Yes. To access the webcast of the special meeting, go to the Investor Relations page on our website, www.siebel.com/investor, and follow the directions provided. Please note that information on, or that can be accessed through, our website, other than the proxy statement/prospectus and form of proxy, is not part of the proxy soliciting materials, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Will I be able to listen to a replay of the special meeting?

Yes, we will retain and post an audio-only replay of the webcast on the Investor Relations page on its website at www.siebel.com/investor for one week following the special meeting.

What do I need to do now?

After you carefully read this document, submit your proxy by telephone or over the Internet or mail your signed proxy card in the enclosed return envelope, as soon as possible, but in any event no later than 11:59 p.m. Eastern Time on January 27, 2006, so that your shares may be represented at the special meeting. In order to assure that your shares are voted, please submit your proxy as instructed on your proxy card even if you currently plan to attend the special meeting in person.

You have the right to elect to receive shares of stock in a new Oracle holding corporation, which is referred to in this proxy statement/prospectus as “New Oracle”. To make an election to receive shares of New Oracle common stock, you must follow the directions set forth in the election form included with this proxy statement/prospectus. The deadline to make a stock election is January 27, 2006. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (888) 666-2580 at any time to confirm the date of the election deadline.

Who can vote at the special meeting?

Only Siebel Systems stockholders of record at the close of business on December 15, 2005 will be entitled to vote at the special meeting. On the record date, there were 533,683,557 shares of Siebel Systems common stock outstanding and entitled to vote.

How many votes do I have?

Each holder of Siebel Systems common stock will be entitled to one vote for each share held on all matters to be voted upon at the special meeting. The holders of record of Siebel Systems common stock will vote on all matters to be voted upon at the special meeting.

What is the quorum requirement?

A quorum of at least a majority of the outstanding shares of common stock of Siebel Systems represented by proxy or in person at the special meeting is necessary to hold a valid special meeting. On the record date, there were an aggregate of 533,683,557 shares of Siebel Systems common stock outstanding. Thus, 266,841,779 shares of Siebel Systems common stock must be represented by proxy or present in person at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Your shares will be counted towards the quorum only if you are present in person at the special meeting or submit a valid proxy in accordance with the procedures set forth in “How do I vote?” below. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the shares present in person or by proxy at the special meeting may vote to adjourn the special meeting to another date.

How many votes are needed to approve the transaction?

•	Proposal No. 1 (adoption of the merger agreement) requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock.

•	Proposal No. 2 (approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies) requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock represented at the special meeting and entitled to vote thereon.

Unless otherwise indicated, the discussions relating to the procedures for voting stock are applicable to holders of Siebel Systems common stock, present in person (or by remote communication) or represented by proxy and entitled to vote at the special meeting.

How many shares are beneficially owned by Siebel Systems directors and executive officers as of the record date?

Siebel Systems directors and executive officers beneficially owned 61,124,268 shares of Siebel Systems common stock on the record date, including options exercisable within 60 days of the record date. These shares represent in total approximately 11.0% of the total voting power of Siebel Systems’ voting securities.

What effect do abstentions and broker non-votes have on the outcome of the proposals?

Abstentions are treated as shares present and entitled to vote and since an affirmative “For” vote is required to approve each of the proposals, an abstention has the same effect as a vote “Against” each of the proposals.

A “broker non-vote” occurs when a broker or bank cannot vote for a proposal because the broker or bank did not receive instructions from the beneficial owner on how to vote and does not have discretionary authority to vote on the beneficial owner’s behalf in the absence of instructions. Broker non-votes are counted as present for the purpose of determining the existence of a quorum, and also have the same effect as a vote “Against” the proposal to adopt the merger agreement. Broker non-votes will have no effect on the proposal to adjourn the meeting to permit further solicitation of proxies.

Who is paying for this proxy solicitation?

Oracle and Siebel Systems will pay for the entire cost of soliciting proxies. In addition to the Siebel Systems proxy materials, Siebel Systems’ directors, officers, other employees and any other solicitors that Siebel Systems may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will provide copies of our solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of our common stock for distribution to such beneficial owners. Siebel Systems has retained Georgeson Shareholder Communications, Inc. to aid in Siebel Systems’ proxy solicitation process. Siebel Systems estimates that its proxy solicitor fees will be approximately $15,000. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

How do I vote?

You may vote “For,” “Against” or abstain from voting for either proposal. Votes will be counted by the inspector of elections appointed for the special meeting. The procedures for voting are as follows:

Submitting a Proxy Prior to the Special Meeting.

Whether or not you plan to attend the special meeting, we urge you to submit a proxy prior to the special meeting to ensure that your shares are voted. The deadline for submitting a proxy prior to the special meeting is 11:59 p.m. Eastern Time on January 27, 2006. We strongly encourage you to submit a proxy by telephone or over the Internet prior to the special meeting, as further described below. Submitting a proxy by telephone or over the Internet will assist in ensuring that your vote is timely recorded and in reducing the costs related to the return of paper proxies.

•	If you have elected to receive your special meeting materials over the Internet, please submit a proxy over the Internet by following the instructions indicated in the email communication that you receive.

•	If you have not yet elected to receive your special meeting materials over the Internet, you may submit a proxy by telephone or over the Internet by following the instructions included on your proxy card. We strongly encourage you to submit a proxy by telephone or over the Internet. Alternatively, you may submit a proxy by promptly returning your completed, signed and dated proxy card in the envelope provided (which is postage pre-paid if mailed in the United States).

•	Please submit a proxy to vote in only one of the above ways. If you submit a proxy to vote in more than one way, the proxy received later in time will revoke your earlier proxy and be the only proxy by which your shares are voted.

Voting During the Special Meeting

•	If you hold shares directly in your name, you may vote during the special meeting in person prior to the close of voting.

•	If your shares are held in “street name” through a bank, broker or other nominee, in order to vote during the special meeting you must request and obtain a new, valid proxy card from such nominee prior to the meeting (please contact them for further information). Once you have obtained and properly completed this new proxy card, you may vote in person prior to the close of voting.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted “For” the adoption of the merger agreement and “For” the approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement. If any other matter is properly presented at the special meeting, your proxy (i.e., one of the individuals named on your proxy card) will vote your shares using his best judgment.

Can I revoke my proxy after I have mailed my proxy card or submitted my proxy by telephone or Internet?

Yes. You can revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

•	Prior to the special meeting, you may:

•	submit another properly completed proxy card with a later date by following the return instructions on the proxy card;

•	submit another proxy by telephone or over the Internet after you have already provided an earlier proxy (please refer to “How do I vote?” above for instructions on how to do so); or

•	send a written notice that you are revoking your proxy to our Corporate Secretary at our principal offices at 2207 Bridgepointe Parkway, San Mateo, California 94404.

•	During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions from such nominee to change those instructions.

What does it mean if I receive more than one proxy card or more than one email instructing me to vote?

If you receive more than one proxy card or more than one email instructing you to vote, your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card, and respond to each email, to ensure that all of your shares are voted.

What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?

If you hold shares in “street name,” in accordance with a notice sent to certain brokers, banks or other nominees, we are sending only one proxy statement/prospectus to an address unless we received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. If you hold shares in your name rather than in street name and you would like to receive only one proxy statement/prospectus for your household, please contact Mellon Investor Services LLC, our transfer agent, at (800) 522-6645, or by email at shrrelations@mellon.com.

However, if any stockholder residing in your household wishes to receive a separate proxy statement/prospectus for future special meetings, they may call our Investor Relations department at (650) 477-5000 or write to Investor Relations at investor.relations@siebel.com or 2207 Bridgepointe Parkway, San Mateo, California 94404. Please see the “The Special Meeting—Siebel Systems Householding Information” section at the end of this proxy statement/prospectus.

Am I entitled to exercise any appraisal rights in connection with the transaction?

Under Delaware law, Siebel Systems stockholders are entitled to exercise appraisal rights in connection with the transaction provided they follow all of the legal requirements. You should review the section of this document entitled “Appraisal Rights” for further information.

When do you expect the transaction to be completed?

Oracle and Siebel Systems are working to complete the transaction in early 2006. However, it is possible that the transaction will not be completed during that timeframe.

How can I find out the results of the vote?

Preliminary and final voting results will be publicly announced as promptly as practicable. Preliminary voting results may be announced at the special meeting.

Should I send in my stock certificates now?

No. After the transaction is completed, New Oracle will send Siebel Systems stockholders written instructions for exchanging their stock certificates. Please follow the instructions when you receive them.

WHO CAN HELP ANSWER YOUR QUESTIONS

If you have questions about the special meeting or would like additional copies of this document, you should contact:

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

Attention: Investor Relations

Phone Number: (650) 477-5000

E-mail: investor.relations@siebel.com

If you have questions about your shares or the proxy card, you should contact:

Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, New Jersey 07310-1900

Phone Number: (800) 356-2017

If you have questions about the Siebel Systems merger, the Election Deadline or the current Conversion Ratio (each as defined herein), you should contact:

Georgeson Shareholder Communications, Inc

17 State Street - 10th Floor

New York, New York 10004

Phone Number: (888) 666-2580

If you have questions about the Election Form, you should contact:

Wells Fargo Bank, N.A.

Shareowner Services

Corporate Actions Department

P.O. Box 64854

St. Paul, Minnesota 55164-0854

Phone Number: (800) 380-1372

SUMMARY

This summary contains selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the transaction fully and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the Annexes, and the documents to which we refer you. Please see “Where You Can Find More Information.”

The Companies

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations. Oracle’s goal is to offer customers scalable, reliable, secure and integrated database, middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs, and allows better ways to access and manage information at a low total cost of ownership.

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

Telephone: (650) 477-5000

Siebel Systems is a leading provider of customer facing solutions that deliver demonstrable business results and long-term competitive advantage. Siebel Systems’ multichannel offerings allow organizations to intelligently manage and coordinate all customer interactions across the Internet, contact center, field sales/service force, branch/retail network and indirect and partner distribution channels. Siebel Systems’ solutions draw upon Siebel Systems’ industry-leading capabilities in customer relationship management, business intelligence and customer data integration and can be deployed as licensed software or as a hosted service. Siebel Systems’ solutions are tailored to the particular needs of 23 industries and incorporate industry-specific business processes, best practices and business insight. They are the product of more than $2 billion in R&D investments and reflect over 11 years of experience with more than 4,000 organizations. Together with its extensive global network of alliance partners, Siebel Systems provides the people, process and technology expertise critical in driving business value from the deployment of customer-facing solutions.

Ozark Holding Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Ozark Holding Inc., or “New Oracle”, is a direct wholly owned subsidiary of Oracle formed solely to effect the transaction and has not conducted any business. Pursuant to the merger agreement, Siebel Systems and Oracle will survive as wholly owned subsidiaries of New Oracle and New Oracle will be renamed “Oracle Corporation.”

Ozark Merger Sub Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Ozark Merger Sub Inc. is a direct wholly owned subsidiary of New Oracle formed solely to effect the Oracle merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Ozark Merger Sub will merge with and into Oracle with Oracle continuing as the surviving corporation and a wholly owned subsidiary of New Oracle.

Sierra Merger Sub Inc.

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Sierra Merger Sub Inc. is a direct wholly owned subsidiary of New Oracle formed solely to effect the Siebel Systems merger and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Sierra Merger Sub will merge with and into Siebel Systems with Siebel Systems continuing as the surviving corporation and a wholly owned subsidiary of New Oracle.

The Proposed Transaction (see page 29)

To complete the acquisition, Oracle has formed New Oracle and New Oracle has formed Sierra Merger Sub Inc. and Ozark Merger Sub Inc. Upon satisfaction or waiver of the conditions to the transactions specified in the merger agreement, Sierra Merger Sub Inc. will merge with and into Siebel Systems, which we refer to in this proxy statement/prospectus as the “Siebel Systems merger,” and Ozark Merger Sub Inc. will merge with and into Oracle, which we refer to in this proxy statement/prospectus as the “Oracle merger.” Each of Siebel Systems and Oracle will survive its respective merger and become a wholly owned subsidiary of New Oracle, the new public company resulting from the transaction. New Oracle will be renamed “Oracle Corporation” upon completion of the transaction and trade under Oracle’s current ticker symbol, “ORCL.” Current Oracle stockholders will receive shares in New Oracle to replace their current Oracle shares, and any shares issuable to Siebel Systems stockholders in the transaction will be of New Oracle. The officers and directors of New Oracle immediately after the closing of the transaction will be the same as the officers and directors of Oracle immediately prior to the closing of the transaction. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement.

As part of the business negotiations regarding the material terms of the transaction, Oracle and Siebel Systems agreed that New Oracle would only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. Because it was agreed that the amount of cash in the transaction would equal or exceed approximately 70% of the total consideration, the transaction could not be structured on a tax-free basis as a more conventional reorganization (such as a “reverse triangular merger” or a “forward triangular merger”). Using a new holding company to implement the acquisition allows Siebel Systems stockholders who receive New Oracle common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the amount of cash consideration paid to all Siebel Systems stockholders. Please see “Material U.S. Federal Income Tax Consequences” below for a discussion of the material U.S. federal income tax consequences of the transaction.

What Siebel Systems Stockholders Will Receive (see page 80)

Upon completion of the Siebel Systems merger, each Siebel Systems stockholder will be entitled to receive $10.66 per share in cash or a number of shares of New Oracle common stock for each share of Siebel Systems common stock held by such stockholder as follows. If such Siebel Systems stockholder has made a stock election with respect to all of such stockholder’s Siebel Systems shares, subject to the exceptions described in the next three paragraphs, such stockholder will be entitled to receive for each share of Siebel Systems common stock a number of shares of New Oracle common stock equal to $10.66 divided by (i) the average closing price of Oracle Common Stock on the Nasdaq Stock Market over the ten trading days immediately preceding (but not including) the date on which the Siebel Systems merger becomes effective (the “Average Oracle Stock Price”) or (ii) $10.72, whichever is greater (the “Conversion Ratio”). The Conversion Ratio represents the actual number of shares of New Oracle common stock to be exchanged for one share of Siebel Systems common stock.

Oracle and Siebel Systems have agreed that New Oracle will only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. If holders of more than 30% of Siebel Systems’ common stock elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, each of such Siebel Systems stockholders electing stock will receive a prorated portion of the Siebel Systems merger consideration to which it is entitled in New Oracle common stock and the remaining portion will be paid in cash at a price of $10.66 per share. There is no cap on the portion of the Siebel Systems merger consideration that can be paid in cash.

Oracle and Siebel Systems have further agreed that if holders of less than six percent of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, the transaction described above will be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share of Siebel Systems’ common stock.

No fractional shares of New Oracle common stock will be issued in the Siebel Systems merger. If any Siebel Systems stockholder is otherwise entitled to a fractional share, such holder will receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle common stock on the trading day immediately preceding the closing date of the transaction.

For example, if the Siebel Systems merger became effective on December 9, 2005, the Conversion Ratio would be 0.8455 ($10.66 divided by the Average Oracle Stock Price as of December 9, 2005 of $12.608). If holders of more than six percent and less than 30% of Siebel Systems common stock elect to receive shares of New Oracle common stock, then a Siebel Systems stockholder who has made a stock election with respect to 100 shares of Siebel Systems common stock would be entitled to receive 84 shares of New Oracle common stock and $6.84 in cash. The number of shares is determined by multiplying the Conversion Ratio by 100 shares. The $6.84 in cash is determined by multiplying the remaining fractional share (0.55) by the closing price of Oracle common stock on December 8, 2005 ($12.44).

As described above, if holders of more than 30% of Siebel Systems common stock elected to receive New Oracle common stock, the number of shares of New Oracle common stock received will be prorated. For example, if elections are made with respect to 50% of Siebel Systems’ common stock, then a stockholder who has made a stock election with respect to 100 shares would be eligible to convert 60 shares of Siebel Systems common stock into New Oracle common stock. That number is determined by multiplying such stockholder’s 100 shares by the maximum percentage eligible for conversion into New Oracle common stock (30%) and dividing that result by the percentage of common stock with respect to which elections are made (50%). Accordingly, the stockholder would receive 50 shares of New Oracle common stock, which is determined by multiplying the number of eligible shares for stock consideration (60) by the assumed Conversion Ratio (.8455). The stockholder would also receive $435.49 in cash, which is determined by multiplying the number of shares that were not eligible for stock consideration (40) by $10.66, and adding that to the product of the number of fractional shares (0.73) and the closing price of Oracle common stock on December 8, 2005 (12.44).

By way of another example, if elections are made with respect to 100% of Siebel Systems’ common stock, then a stockholder who has made an election with respect to 100 shares would be eligible to convert 30 shares of Siebel Systems common stock into New Oracle common stock. That number is determined by multiplying such stockholder’s 100 shares by the maximum percentage eligible for conversion into New Oracle common stock (30%) and dividing that result by the percentage of common stock with respect to which elections are made (100%). Accordingly, the stockholder would receive 25 shares of New Oracle common stock, which is determined by multiplying the number of eligible shares for stock consideration (30) by the assumed Conversion Ratio (.8455). The stockholder would also receive $750.75 in cash, which is determined by multiplying the number of shares that were not eligible for stock consideration (70) by $10.66, and adding that to the product of the number of fractional shares (0.365) and the closing price of Oracle common stock on December 8, 2005 (12.44).

Finally, if elections are made with respect to 6% or less of Siebel Systems’ common stock, then a stockholder who owns 100 shares, irrespective of whether that stockholder has made a stock election, would have 100 shares of Siebel Systems common stock converted into cash at $10.66 per share.

Siebel Systems stockholders may call toll-free (888) 666-2580 at any time prior to the election deadline to receive the latest Conversion Ratio information.

Election To Receive Shares of New Oracle Common Stock (see page 83)

An election form, pursuant to which Siebel Systems stockholders of record may elect to receive the merger consideration in shares of New Oracle common stock, is included with this proxy statement/prospectus. The election record date is December 15, 2005, the same date as the record date for the special meeting. If you are a holder of record of Siebel Systems common stock on such date, you should carefully review and follow the instructions included in the election form.

The merger agreement provides that Oracle must fix a deadline for Siebel Systems stockholders that want to elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock upon completion of the Siebel Systems merger. Such election deadline must occur between two and 20 business days prior to completion of the Siebel Systems merger. To make a stock election, you must properly complete, sign and send the election form to Wells Fargo Bank, N.A., the exchange agent, at the address listed in the election form. Subject to the next sentence, the exchange agent must receive your properly completed election form, by January 27, 2006, the election deadline. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (888) 666-2580 at any time to confirm the date of the election deadline.

Siebel Systems stockholders who hold their shares in “street name” through a bank, broker or other nominee and want to make a stock election should request instructions from the bank, broker or other nominee holding their shares on how to make such an election. “Street name” holders may have to submit their stock election to their bank, broker or other nominee prior to the election deadline and should therefore carefully read any materials they receive from their bank, broker or other nominee.

A Siebel Systems stockholder may make a stock election only with respect to all of such stockholder’s shares of Siebel Systems common stock. A Siebel Systems stockholder that does not make a stock election or attempts to make a stock election with respect to less than all of such stockholder’s shares of Siebel Systems common stock will receive cash consideration.

What Oracle Stockholders Will Receive

Upon completion of the Oracle merger, each Oracle stockholder will be entitled to receive for each of its shares of Oracle common stock one share of New Oracle common stock. Oracle stockholders may not elect to receive cash for their shares.

Recommendation to Siebel Systems’ Stockholders (see page 33)

Siebel Systems’ board of directors believes the transaction is advisable and in the best interests of Siebel Systems’ stockholders and recommends that you vote FOR the proposal to adopt the merger agreement. Siebel Systems’ board of directors also recommends that you vote FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement. When you consider the Siebel Systems’ board of directors’ recommendation, you should be aware that Siebel Systems’ directors may have interests in the transaction that may be different from, or in addition to, your interests. These interests are described in “Interests of Certain Persons in the Siebel Systems Merger.”

Siebel Systems Board of Directors’ Reasons for the Merger (see page 33)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Siebel Systems board of directors considered a number of factors in its deliberations. Those factors are described in “The Proposed Transaction—Siebel Systems Board of Directors’ Reasons for the Merger.”

Opinion of Siebel Systems’ Financial Advisor (see page 36)

Goldman, Sachs & Co. (“Goldman Sachs”) has rendered its opinion to the Siebel Systems board of directors that, as of September 12, 2005 and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth therein, the consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex B to this document. The opinion should be read in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Siebel Systems board of directors in connection with its consideration of the Siebel Systems merger. The Goldman Sachs opinion is neither a recommendation as to how any holder of shares of Siebel Systems common stock should vote with respect to the Siebel Systems merger, nor a recommendation as to whether any Siebel Systems stockholder should elect to receive shares of New Oracle common stock in the Siebel Systems merger.

Oracle Board of Directors’ Reasons for the Merger (see page 45)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Oracle board of directors considered a number of factors in its deliberations. Those factors are described in “The Proposed Transaction—Oracle Board of Directors’ Reasons for the Merger.”

Siebel Systems Stockholder Vote Required (see page 92)

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock. Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at the special meeting and entitled to vote.

Treatment of Siebel Systems Stock Options, Restricted Stock and Other Equity-Based Awards (see page 84)

At the effective time of the Siebel Systems merger, Siebel Systems stock options, restricted stock and other equity-based awards will be assumed by Oracle and become awards with respect to New Oracle common stock, as set forth in the merger agreement. These assumed awards will have substantially the same terms and conditions as before completion of the Siebel Systems merger, except that the number of shares and exercise price, if any, of each award will be adjusted to reflect the merger consideration.

Ownership of New Oracle After the Siebel Systems Merger

Since the number of shares of New Oracle common stock to be issued in the Siebel Systems merger to Siebel Systems stockholders depends on the percentage of Siebel Systems common stock with respect to which stock elections are made and the Average Oracle Stock Price, and there are certain circumstances described in this proxy statement/prospectus in which the Siebel Systems merger will be restructured as an all-cash transaction, we cannot determine prior to completion of the Siebel Systems merger the number of shares of New Oracle common stock that will be issued to Siebel Systems stockholders pursuant to the Siebel Systems merger. However, assuming (1) that stock elections are made in respect of 30% of Siebel Systems’ outstanding shares; (2) the largest possible Conversion Ratio (i.e., .9944 of a New Oracle share for each Siebel Systems share); and (3) that the number of New Oracle shares and Siebel Systems shares outstanding immediately prior to completion of the Siebel Systems merger equals the number of Oracle shares and Siebel Systems shares outstanding on the record date (5,154,815,536 and 533,683,557 shares, respectively), a total of 159,208,479 shares of New Oracle common stock would be issued in the Siebel Systems merger to Siebel Systems stockholders and Siebel Systems stockholders would hold a total of approximately 3% of the outstanding shares of New Oracle common stock immediately after the closing of the Siebel Systems merger.

Conditions to the Completion of the Mergers (see page 87)

The completion of the Siebel Systems merger depends upon the satisfaction or waiver of a number of conditions described below in this proxy statement/prospectus, including, among other things:

•	adoption of the merger agreement by the Siebel Systems stockholders;

•	absence of any legal prohibition on completion of the transaction;

•	expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	expiration or termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Brazil, Canada, South Africa and South Korea;

•	receipt of opinions of counsel to Oracle (with respect to Oracle common stock) and Siebel Systems (with respect to Siebel Systems common stock) to the effect that the exchanges of Oracle common stock or Siebel Systems common stock for New Oracle common stock will qualify for tax-free treatment for U.S. federal income tax purposes;

•	material accuracy, as of the closing, of the representations and warranties made by the parties and material compliance by the parties with their respective obligations under the merger agreement; and

•	the fact that neither party has suffered any change since the date of the merger agreement that would reasonably be expected to have a Material Adverse Effect, subject to certain exceptions, on that party.

The company entitled to assert the condition to the transaction may waive certain of such conditions. In the event that either Oracle or Siebel Systems waives its tax opinion condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the transaction taking this into consideration.

Termination of the Merger Agreement (see page 89)

The merger agreement may be terminated at any time prior to the effective time in any of the ways described below in this proxy statement/prospectus, including:

•	by mutual written consent;

•	by either company:

•	if the transaction has not been completed on or before March 31, 2006; provided that if on such date all conditions other than those relating to antitrust or other governmental approvals have been satisfied or waived, this date may be extended by either party to September 30, 2006, and provided further that neither Oracle nor Siebel Systems can terminate the merger agreement pursuant to this provision if its breach of any of its obligations under the merger agreement has resulted in the failure of the transaction to occur on or before that date;

•	if there is a permanent legal prohibition on completing the transaction;

•	if Siebel Systems stockholders do not approve the adoption of the merger agreement at the special meeting or any adjournment thereof; or

•	if (1) there occurs a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the related closing condition not to be satisfied, (2) the party seeking to terminate gives written notice to the other party of such other party’s breach or failure and such breach or failure is not cured in all material respects within 15 days of delivery of such notice and (3) the other party is incapable of correcting the inaccuracy or remedying the failure by March 31, 2006;

•	by Oracle:

•	if, prior to the Siebel Systems special meeting, the Siebel Systems board of directors withdraws its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modifies its recommendation in a manner adverse to Oracle; provided that Oracle will only have the right to terminate the merger agreement pursuant to this provision for a period of 20 business days after the change in recommendation by the Siebel Systems board of directors; or

•	by Siebel Systems:

•	if prior to the special meeting the Siebel Systems board of directors authorizes Siebel Systems to accept, or enter into a written agreement concerning, a transaction with a third party that the Siebel Systems board of directors has determined in accordance with the terms of the merger agreement is a superior proposal (as described in this proxy statement/prospectus) to the transaction contemplated by the merger agreement, except that Siebel Systems cannot terminate the merger agreement for this reason unless (1) Siebel Systems notifies Oracle at least three business days prior to such termination of its intention to terminate the merger agreement, (2) prior to such termination Oracle does not make a binding, unconditional offer that the Siebel Systems board of directors determines is at least as favorable to the Siebel Systems stockholders as the superior proposal Siebel Systems received from the third party and (3) Siebel Systems pays Oracle the termination fee described below; or

•	if at any time after the date of the merger agreement any governmental authority initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any judgment or obtains any injunction with respect to the transaction, and Oracle fails to use its reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such judgment or contest any such injunction.

Termination Fees and Expenses (see page 90)

Siebel Systems has agreed to pay Oracle a termination fee in the amount of $140 million in cash in the following circumstances:

•	the merger agreement is (1) terminated by Oracle or Siebel Systems because the Siebel Systems stockholders fail to adopt the merger agreement, (2) prior to the special meeting, a third party publicly announces and does not withdraw an alternative acquisition proposal for Siebel Systems and (3) within 12 months of the termination of the merger agreement Siebel Systems completes an alternative acquisition proposal or enters into an agreement providing for an alternative acquisition proposal which transaction is ultimately completed;

•	the merger agreement is terminated by Oracle because the Siebel Systems board of directors withdraws its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modifies its recommendation in a manner adverse to Oracle; or

•	the merger agreement is terminated because Siebel Systems accepts or enters into a written agreement for a transaction constituting a superior proposal made by a third party.

Regulatory Matters (see page 56)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the transaction cannot be completed until the companies have made required notifications, given certain information and materials to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period requirements have expired or been terminated. Oracle and Siebel Systems both filed the required Notification and Report forms with the Antitrust Division and the Federal Trade Commission on September 22, 2005. On November 15, 2005, the Antitrust Division of the United States Department of Justice informed the parties that its investigation of the proposed transaction was closed. The applicable waiting period under the HSR Act expired on November 18, 2005.

Oracle and Siebel Systems each conduct substantial business in member states of the European Union and the Siebel Systems merger therefore also requires the review of the European Commission. On November 18, 2005, the parties duly notified the transaction pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings). On December 22, 2005, the Commission of the European Communities provided to Oracle its decision approving the transaction pursuant to the EU Merger Regulation.

Oracle and Siebel Systems also have made regulatory filings in Brazil, South Africa and South Korea. On December 7, 2005, the antitrust authority of Brazil, CADE, approved the transaction without any conditions or restrictions. Oracle and Siebel Systems expect to make additional regulatory filings in Canada and South Korea, as required.

Oracle and Siebel Systems are not permitted to complete the Siebel Systems merger unless the regulatory conditions to completion of the Siebel Systems merger described above are satisfied, or in certain cases, waived.

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences” below, it is the opinion of Davis Polk & Wardwell, counsel to Oracle, and Cooley Godward LLP (“Cooley

Godward”), counsel to Siebel Systems, that unless the mergers are restructured as an all-cash transaction under the circumstances described in this proxy statement/prospectus, the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) applies. As a result, (1) holders of Siebel Systems common stock who do not make a stock election will generally be taxed on any gain or loss recognized in connection with the receipt of cash in exchange for their Siebel Systems common stock, (2) holders of Siebel Systems common stock who make a stock election generally will not recognize any loss for U.S. federal income tax purposes on the exchange of their Siebel Systems common stock for New Oracle common stock in the Siebel Systems merger, and generally will recognize gain on the exchange only to the extent of any cash received and (3) no gain or loss will be recognized by New Oracle, Oracle, Siebel Systems, Ozark Merger Sub or Sierra Merger Sub as a result of the mergers. Unless the mergers are restructured as an all-cash transaction, it is a condition to the merger agreement that (1) Oracle receive an opinion of Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes and (2) Siebel Systems receive an opinion from Cooley Godward to the effect that the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code applies.

The U.S. federal income tax consequences described above may not apply to all holders of Siebel Systems common stock, including certain holders specifically referred to on page 53. Your tax consequences will depend on your own situation. You should consult your tax advisor to fully understand the tax consequences of the mergers to you.

Listing of New Oracle Common Stock

New Oracle common stock to be issued in the Siebel Systems merger will be listed on the Nasdaq Stock Market under the ticker symbol “ORCL.”

Appraisal Rights (see page 57)

Under Delaware law, Siebel Systems stockholders will be entitled to appraisal rights with respect to the Siebel Systems merger. To preserve their appraisal rights, Siebel Systems stockholders who wish to exercise these rights must: (1) deliver a written demand for appraisal to Siebel Systems at or before the time the vote is taken at the special meeting, (2) not vote their shares for the adoption of the merger agreement, (3) continuously hold their shares from the date they make the demand for appraisal through the effective time of the Siebel Systems merger and (4) comply with the other procedures set forth in Section 262 of the Delaware General Corporation Law. Under Delaware law, Oracle stockholders will not have appraisal rights in connection with the Oracle merger.

The text of Section 262 of the Delaware General Corporation Law governing appraisal rights is attached to this document as Annex C. Failure to comply with the procedures described in Annex C will result in the loss of appraisal rights. We urge you to carefully read the text of Section 262 governing appraisal rights and to consult your legal advisor.

Comparison of Oracle/Siebel Systems Stockholder Rights (see page 95)

The rights of Siebel Systems stockholders are currently governed by the Delaware General Corporation Law and Siebel Systems’ certificate of incorporation and bylaws. The rights of Oracle stockholders are currently governed by the Delaware General Corporation Law and Oracle’s certificate of incorporation and bylaws. Upon completion of the transaction, Siebel Systems stockholders that receive New Oracle common stock in the Siebel Systems merger and Oracle stockholders will all be stockholders of New Oracle, and their rights will be governed by the Delaware General Corporation Law and New Oracle’s certificate of incorporation and bylaws, which after completion of the transaction will be the same in all material respects as the Oracle certificate of incorporation and bylaws that are currently in effect.

Interests of Certain Persons in the Siebel Systems Merger (see page 46)

When Siebel Systems stockholders consider the Siebel Systems board of directors’ recommendation that they vote in favor of the adoption of the merger agreement, Siebel Systems stockholders should be aware that Siebel Systems executive officers and directors may have interests in the Siebel Systems merger that may be different from, or in addition to, their interests. In particular, the merger agreement provides the present and former directors and officers of Siebel Systems with indemnification rights and continued coverage under existing directors’ and officers’ liability insurance policies for a period of six years after the merger. In addition, if the employment of an executive officer, other than Mr. Shaheen, is terminated without cause or if the executive officer voluntarily resigns for good reason within 12 months following the consummation of the Siebel Systems merger, then such officer would be entitled to receive cash payments based on the officer’s annual base salary and target bonus, immediate acceleration of unvested stock awards held by the officer and the removal of any applicable holding periods, and continued health, welfare and other benefits. Mr. Shaheen will be entitled to receive such benefits upon the consummation of the Siebel Systems merger. Furthermore, Thomas M. Siebel, the Siebel Systems Chairman of the Board of Directors, has also agreed to provide consulting services to Oracle during the period beginning on the closing of the Siebel Systems merger and ending on April 30, 2008. In addition, on April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors. Once the merger is complete, Ms. Plotkin would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

How the Financial Statements Were Prepared

The following information is provided to aid you in your analysis of the financial aspects of the transaction. The information of Oracle was derived from the audited financial statements of Oracle for the years ended May 31, 2001 through 2005 and the unaudited financial statements of Oracle for the three months ended August 31, 2004 and 2005. The information of Siebel Systems was derived from the audited financial statements of Siebel Systems for the years ended December 31, 2000 through 2004 and the unaudited financial statements of Siebel Systems for the six months ended June 30, 2004 and 2005. The information is only a summary and you should read it together with Oracle’s and Siebel Systems’ historical financial statements and related notes contained in the annual and quarterly reports and other information that Oracle and Siebel Systems have filed with the Securities and Exchange Commission (the “SEC”), which in the case of Oracle may be found in its SEC filings attached as Annexes hereto and in the case of Siebel Systems are incorporated by reference. Please see “Where You Can Find More Information.”

Pro Forma Data

The unaudited pro forma condensed combined financial information is presented to give you a better picture of what Oracle’s and Siebel Systems’ businesses might have looked like had they been combined on the dates indicated. The unaudited pro forma condensed combined statements of operations give effect to the transaction as if it had occurred on June 1, 2004. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it had occurred on August 31, 2005. Oracle and Siebel Systems did not make adjustments to the unaudited pro forma condensed combined financial statements to conform the accounting policies of the combining companies. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that Oracle and Siebel Systems would have had or the future results that Oracle shall experience after the transaction. Please see “Unaudited Pro Forma Condensed Combined Financial Statements.”

In preparing the unaudited pro forma condensed combined financial statements, Oracle and Siebel Systems have assumed that holders of 30% of Siebel Systems common stock will elect to receive New Oracle common stock and have assumed that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). Depending on the actual number of Siebel Systems shares outstanding as of the acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid, short-term borrowings required and New Oracle common stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

Merger-Related Expenses

Oracle and Siebel Systems will also incur transaction fees and other costs related to the Siebel Systems merger, anticipated to be approximately $75 million. Acquisition related transaction costs of $75 million includes Oracle’s estimates for investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million. Please see Note 2 of Notes to Oracle Corporation Unaudited Pro Forma Condensed Combined Financial Statements.

Integration-Related Expenses

Oracle may incur charges for severance and other integration-related expenses, including the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions of both pre-merger Oracle and Siebel Systems operations, however, Oracle has not yet completed its initial assessment of the number of employees, facilities and other restructuring costs that may be incurred. Therefore, no restructuring charges are reflected in the unaudited pro forma condensed combined financial statements.

Selected Historical Financial Data of Oracle

The following selected historical financial data for, and as of the end of, each of the five years in the period ended May 31, 2005 have been derived from Oracle’s audited consolidated financial statements. The data as of August 31, 2005 and 2004 and for the three months then ended are derived from Oracle’s unaudited consolidated financial statements that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Oracle for the periods and dates presented.

You should read this data together with the audited and unaudited consolidated financial statements of Oracle, including the notes thereto, which may be found in Oracle’s SEC filings attached as Annexes hereto. Operating results for the three-month period ended August 31, 2005 do not necessarily indicate the results that can be expected for the year ending May 31, 2006.

	As of and for the Three Months Ended August 31,		As of and for the Year Ended May 31,
(In millions, except per share amounts)	2005	2004	2005		2004	2003	2002	2001

Results of Operations:
Total revenues	$2,768	$2,215	$11,799		$10,156	$9,475	$9,673	$10,961
Operating income	712	715	4,022		3,864	3,440	3,571	3,777
Net income	519	509	2,886		2,681	2,307	2,224	2,561
Basic earnings per share	0.10	0.10	0.56		0.51	0.44	0.40	0.46
Diluted earnings per share	0.10	0.10	0.55		0.50	0.43	0.39	0.44
Basic weighted average common shares outstanding	5,148	5,154	5,136		5,215	5,302	5,518	5,597
Diluted weighted average common shares outstanding	5,244	5,241	5,231		5,326	5,418	5,689	5,865

Balance Sheet Data (end of period):
Cash, cash equivalents and marketable securities	$4,632	$9,445	$4,771		$8,587	$6,519	$5,841	$5,887
Working capital	642	7,030	385	(1)	7,064	5,069	4,768	5,046
Total assets	19,596	12,688	20,687	(2)	12,763	10,967	10,800	11,030
Short-term borrowings and current portion of long-term debt	1,522	9	2,693	(3)	9	153	0	3
Long-term debt, net of current portion	157	163	159		163	175	298	301
Stockholders’ equity	11,331	8,016	10,837		7,995	6,320	6,117	6,277

(1)	Total working capital decreased as of May 31, 2005 primarily due to cash paid to acquire PeopleSoft, Inc. (“PeopleSoft”) and an increase in short-term borrowings.

(2)	Total assets increased as of May 31, 2005 due to goodwill of $6,962 and intangible assets of $3,334 arising from business combinations.

(3)	Short-term borrowings increased due to amounts borrowed under Oracle’s commercial paper program and a loan facility borrowed by Oracle Technology Company, a wholly owned subsidiary of Oracle.

Selected Historical Financial Data of Siebel Systems

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2004 have been derived from Siebel Systems’ audited consolidated financial statements.

The data as of June 30, 2005 and 2004 and for the six months then ended are derived from Siebel Systems’ unaudited consolidated financial statements that include, in management’s opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Siebel Systems for the periods and dates presented.

You should read this data together with the audited and unaudited consolidated financial statements of Siebel Systems, including their notes, incorporated herein by reference. For documents incorporated by reference please see the heading “Where You Can Find More Information.” Operating results for the six-month period ended June 30, 2005 do not necessarily indicate the results that can be expected for the year ending December 31, 2005.

(in millions, except per share amounts)	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Results of Operations:
Total revenues	$613	$630	$1,340	$1,354	$1,635	$2,085	$1,820
Operating income (loss)	(93)	39	129	(37)	(99)	353	320
Net income (loss)	(54)	39	111	(5)	(39)	252	221
Basic earnings (loss) per share	(0.10)	0.08	0.22	(0.01)	(0.08)	0.55	0.29
Diluted earnings (loss) per share	(0.10)	0.07	0.20	(0.01)	(0.08)	0.48	0.23
Basic weighted average common shares outstanding	516	503	505	492	476	457	423
Diluted weighted average common shares outstanding	516	544	541	492	476	523	522

Balance Sheet Data (end of period):
Cash and short-term investments	$2,242	$2,121	$2,246	$2,023	$2,162	$1,657	$1,153
Working capital	1,826	1,689	1,867	1,659	1,856	1,530	1,202
Total assets	3,043	2,923	3,087	2,851	3,037	2,748	2,163
Long-term debt	0	0	0	0	300	300	300
Total stockholders’ equity	2,229	2,110	2,247	2,041	1,950	1,832	1,278

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data was prepared using the purchase method of accounting and was based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems. Oracle and Siebel Systems have different fiscal year ends. Accordingly, the unaudited pro forma condensed combined statement of operations data for the year ended May 31, 2005 combines Oracle’s historical consolidated statement of operations data for the year then ended with Siebel Systems’ historical consolidated statement of operations data for the twelve months ended March 31, 2005. The unaudited pro forma condensed combined statement of operations data for the three months ended August 31, 2005 combines Oracle’s historical consolidated statement of operations data for the three months then ended with Siebel Systems’ historical consolidated statement of operations data for the three months ended June 30, 2005. The unaudited pro forma condensed combined statement of operations data gives effect to the transaction as if it had occurred on June 1, 2004. The unaudited pro forma condensed combined balance sheet data combines Oracle’s historical consolidated balance sheet data as of August 31, 2005 with Siebel Systems’ historical consolidated balance sheet data as of June 30, 2005, giving effect to the transaction as if it had occurred on August 31, 2005.

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary. The data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Oracle that would have been reported had the proposed merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Oracle. Please also read the section in this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” for more information on the statements made in this section.

This selected unaudited pro forma condensed combined financial data should be read in conjunction with the selected historical financial data, the unaudited pro forma condensed combined financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus, Siebel Systems’ historical financial statements and accompanying notes incorporated by reference in this proxy statement/prospectus and Oracle’s historical consolidated financial statements and accompanying notes, which may be found in its SEC filings attached as Annexes to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Pro Forma Condensed Combined Statement of Operations Data:
(in millions, except per share data)	For the Three Months Ended Aug 31, 2005	For the Year Ended May 31, 2005
Total revenues	$3,081	$14,914
Operating income	573	3,565
Net income	385	2,452
Basic earnings per share	0.07	0.47
Diluted earnings per share	0.07	0.45
Basic weighted average common shares outstanding	5,272	5,260
Diluted weighted average common shares outstanding	5,387	5,390

Pro Forma Condensed Combined Balance Sheet Data:
(in millions)		As of Aug 31, 2005
Cash, cash equivalents and marketable securities		$7,983
Working capital		(1,338)
Total assets		28,048
Short-term borrowings and current portion of long-term debt		6,522
Long-term debt, net of current portion		157
Stockholders’ equity		13,349

Comparative Per Share Data

The unaudited pro forma per share data for Oracle has been based upon the historical average number of outstanding shares of Oracle common stock adjusted to include the number of shares of Oracle common stock that would be issued in the Siebel Systems merger under the assumed Conversion Ratio of 0.79 and the assumption that holders of 30% or greater of the outstanding Siebel Systems common stock have elected to receive the merger consideration in New Oracle common stock. The assumed Conversion Ration of .79 was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The unaudited pro forma equivalent per share data for Siebel Systems has been based on the unaudited pro forma amounts per share for Oracle, multiplied by the assumed Conversion Ratio of 0.79.

You should read the information set forth below with the historical consolidated financial data of Oracle and Siebel Systems contained in the annual reports and other information that have been filed with the SEC. For documents incorporated by reference or attached as Annexes hereto, please see “Where You Can Find More Information.” You should also read this information with the unaudited pro forma condensed combined financial information set forth on page 66 to page 79. You should not rely on the pro forma combined financial information as indicating either the historical results that Oracle and Siebel would have had or the future results that Oracle will experience after the merger.

The following table sets forth selected historical and unaudited pro forma per share data for Oracle and historical and equivalent unaudited pro forma per share data for Siebel Systems. The unaudited pro forma financial data assumes that the Siebel Systems merger was completed on June 1, 2004.

	Historical		Pro Forma
(in millions, except per share data)	For the Year Ended May 31, 2005 Oracle	For the Twelve Months Ended Mar 31, 2005 Siebel Systems	For the Year Ended May 31, 2005 Oracle, PeopleSoft and Siebel Systems Combined	For the Year Ended May 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.56	$0.15	$0.47	$0.37
Diluted	$0.55	$0.14	$0.45	$0.36
Weighted average shares outstanding
Basic	5,136	508	5,260
Diluted	5,231	532	5,390

	Historical		Pro Forma
(in millions, except per share data)	As of and for the Three Months Ended Aug 31, 2005 Oracle	As of and for the Three Months Ended Jun 30, 2005 Siebel Systems	As of and for the Three Months Ended Aug 31, 2005 Oracle and Siebel Systems Combined	As of and for the Three Months Ended Aug 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.10	$(0.10)	$0.07	$0.06
Diluted	$0.10	$(0.10)	$0.07	$0.06
Weighted average shares outstanding
Basic	5,148	519	5,272
Diluted	5,244	519	5,387
Book value per share	$2.20	$4.28	$2.53	$2.00
Shares used to compute book value per share	5,149	521	5,273

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the table above and in unaudited pro forma condensed combined financial statements. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share		Effect on Siebel Systems Equivalent Pro Forma Earnings Per Share
	Basic	Diluted	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00	$0.09	$0.09
26% decrease in conversion ratio	$0.00	$0.01	$(0.10)	$(0.09)
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00	$0.01	$0.01
26% decrease in conversion ratio	$0.00	$0.00	$(0.02)	$(0.02)

Additionally, Oracle pro forma book value per share would decrease by $0.01 if the conversion ratio increased 26% and would increase by $0.02 if the conversion ratio decreased by 26% at August 31, 2005. Siebel Systems equivalent pro forma book value per share would increase by $0.50 if the conversion ratio increased 26% and would decrease by $0.51 if the conversion ratio decreased by 26% at August 31, 2005.

Comparative Market Price Information

The following table sets forth the closing sales prices per share of Oracle common stock and Siebel Systems common stock on the Nasdaq Stock Market on September 9, 2005, the last trading day prior to the public announcement of the proposed transaction, and on December 22, 2005, the most recent date for which prices were practically available prior to printing this document. The table also sets forth the value of the Oracle common stock that a Siebel Systems stockholder would have received for one Siebel Systems common share, assuming that the transaction had taken place on those dates. These numbers have been calculated by multiplying 0.79, the assumed Conversion Ratio of Oracle common stock for each Siebel Systems common share, by the closing sales price per Oracle common share on those dates. The actual value of the Oracle common stock a stockholder will receive on the date of the transaction may be higher or lower than the prices set forth below.

	Closing Sales Price of Oracle Common Stock	Closing Sales Price of Siebel Systems Common Stock	Value of Oracle Common Stock Received
September 9, 2005	$13.28	$9.13	$10.49
December 22, 2005	12.32	10.57	9.73

Please see “Comparative Per Share Market Price and Dividend Information” for additional market price information.

RISK FACTORS

In addition to the other information included in, incorporated by reference in, and found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to cast your vote. Other than risks that could apply to any issuer or any offering, all material risks relating to the transaction are discussed below. In addition, you should read and consider the risks associated with the businesses of Oracle and Siebel Systems. Risks relating to Oracle can be found in Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Our Future Results or the Market Price of Our Stock in Oracle’s Quarterly Report on Form 10-Q/A for the quarter ended August 31, 2005, which has been filed with the SEC and is attached as Annex E to this proxy statement/prospectus. Risks relating to Siebel Systems can be found in Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors in Siebel Systems’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which has been incorporated by reference in this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information.” Additional risks and uncertainties not presently known to Oracle or Siebel Systems or that are not currently believed to be important also may adversely affect the transaction and New Oracle following the Siebel Systems merger.

If you elect to receive shares of New Oracle common stock, you cannot be certain of the form of merger consideration that you will receive.

Under the terms of the merger agreement, in certain circumstances, a Siebel Systems stockholder may receive all or a portion of the merger consideration in cash even if such stockholder made an election to receive shares of New Oracle common stock. If holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to completion of the Siebel Systems merger make stock elections, each electing Siebel Systems stockholder will receive only a prorated portion of the merger consideration to which it is entitled in New Oracle common stock. The remaining portion will be paid in cash at a price of $10.66 per share. In addition, if holders of less than six percent of the shares of Siebel Systems common stock outstanding immediately prior to the completion of the mergers make stock elections, the mergers will be changed into an all-cash transaction in which all Siebel Systems stockholders will receive $10.66 per share in cash notwithstanding any previously made stock elections. Accordingly, if you make a stock election, you may receive all or a portion of the merger consideration in cash, which could result in tax consequences that differ from those that would have resulted had you received stock, including the recognition of taxable gain to the extent cash is received.

Siebel Systems stockholders who elect to receive New Oracle common stock cannot be sure of the number or value of the shares of New Oracle common stock they will receive upon completion of the Siebel Systems merger, and the value of such shares could be less than the value of the cash they would have received if they had not made a stock election.

Siebel Systems stockholders who make stock elections will not know at the time of such election the number or value of the shares of New Oracle common stock they will receive upon completion of the Siebel Systems merger. That value could be less than the value of the cash they would have received if they had not made a stock election. Under the terms of the merger agreement, (1) Oracle must select a deadline for making stock elections that occurs between two and 20 business days prior to the completion of the Siebel Systems merger, and (2) the averaging period for determining the number of shares of New Oracle common stock that will be issued in exchange for Siebel Systems shares will be the 10 trading days prior to completion of the Siebel Systems merger. Accordingly, the deadline for making stock elections may occur prior to the commencement of, and will occur prior to the completion of, the averaging period for determining the number of shares of New Oracle common stock. Siebel Systems stockholders therefore will not know the Conversion Ratio for such stockholder’s shares of Siebel Systems common stock at the time they must make their stock election. In addition, since the Average Oracle Stock Price will be used to calculate the Conversion Ratio, the aggregate value of the shares of New Oracle common stock received by an electing stockholder may, on the actual date of receipt by such electing stockholder, have a greater or lesser value than the deal price of $10.66. Furthermore, since the Conversion Ratio will be fixed at .9944 if the

Average Oracle Stock Price is less than $10.72, an electing stockholder may receive per share consideration of less than $10.66 for each of such stockholder’s shares of Siebel Systems common stock.

If we do not integrate our products, we may lose customers and fail to achieve our financial objectives.

Achieving the benefits of the mergers will depend in part on the integration of Oracle’s and Siebel Systems’ products in a timely and efficient manner. In order for us to provide enhanced and more valuable products to our customers after the mergers, we will need to integrate our product lines and development organizations. This may be difficult, unpredictable, and subject to delay because our products are highly complex, have been developed independently and were designed without regard to such integration. If we cannot successfully integrate our products and continue to provide customers with products and new product features in the future on a timely basis, we may lose customers and our business and results of operations may be harmed.

Integrating our companies may divert management’s attention away from our operations.

Successful integration of Oracle’s and Siebel Systems’ operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating Siebel Systems’ operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	integration of information systems;

•	combining research and development teams and processes; and

•	reorganization or closures of facilities.

In addition, we expect to incur significant costs in connection with the consummation of the mergers. We do not know whether we will be successful in these integration efforts or in consummating the mergers.

The combined company may not realize the anticipated benefits from the Siebel Systems merger.

The Siebel Systems merger involves the integration of two companies that have previously operated independently. Oracle expects the combined company to result in financial and operational benefits, including increased revenues, cost savings and other financial and operating benefits from the Siebel Systems merger. There can be no assurance regarding when or the extent to which the combined company will be able to realize increased revenues, cost savings or benefits. This integration may also be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on technical decisions and product roadmaps. The companies must integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. In some instances, Oracle and Siebel Systems serve the same customers, and some of these customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with integrating Oracle and Siebel Systems could have a material adverse effect on the combined company and the market price of New Oracle common stock.

Officers and directors of Siebel Systems have certain interests in the Siebel Systems merger that are different from, or in addition to, interests of Siebel Systems stockholders. These interests may be perceived to have affected their decision to support or approve the Siebel Systems merger.

Siebel Systems officers and directors have certain interests in the Siebel Systems merger that are different from, or in addition to, interests of Siebel Systems stockholders. These interests include indemnification rights and continued coverage under existing directors’ and officers’ liability insurance policies, cash payments and accelerated vesting of stock awards to executive officers upon certain terminations and resignations following the consummation of the Siebel Systems merger (or in the case of Mr. Shaheen, upon the consummation of the Siebel Systems merger), and continued health, welfare and other benefits. Thomas M. Siebel, the Siebel Systems Chairman of the Board of Directors, has also agreed to provide consulting services to Oracle during the period beginning on the closing of the Siebel Systems merger and ending on April 30, 2008. In addition, on April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors. Once the merger is complete, Ms. Plotkin would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed. (On December 1, 2005, Ms. Plotkin filed a motion for leave to file an amended complaint in that action to assert direct class action claims relating to the proposed acquisition of Siebel Systems by Oracle. See discussion on pages 26 and 27.) As a result of these interests, these directors and officers have interests different from or in addition to the interests of stockholders. These interests may be perceived to have affected their decision to support or approve the Siebel Systems merger. Siebel Systems stockholders should be aware of these interests when considering the Siebel Systems board of directors’ recommendation to adopt the merger agreement. Please see “The Proposed Transaction—Interests of Certain Persons in the Siebel Systems Merger.”

The combined company will incur significant transaction and merger-related costs in connection with the Siebel Systems merger and will remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs.

Oracle and Siebel Systems expect to incur a number of non-recurring costs associated with combining the operations of the two companies, which cannot be estimated accurately at this time. Oracle and Siebel Systems will also incur transaction fees and other costs related to the Siebel Systems merger, anticipated to be approximately $75 million. Acquisition related transaction costs of $75 million includes Oracle’s estimates for investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million. This amount is a preliminary estimate and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of Oracle and Siebel Systems. Although Oracle and Siebel Systems expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. Also, speculation regarding the likelihood of the closing of the mergers could increase the volatility of Siebel Systems’ and Oracle’s share prices.

If Oracle cannot obtain the necessary funding to complete the Siebel Systems merger in a timely manner, the merger could be delayed or jeopardized. Oracle’s incurrence of additional debt to pay the cash portion of the merger consideration will significantly increase Oracle’s interest expense, leverage and debt service requirements.

Oracle anticipates borrowing between US$3.5 billion to US$5.0 billion in order to pay for Siebel Systems common stock and acquisition related transaction costs. The actual amounts borrowed will depend upon the percentage of Siebel Systems common stock held by Siebel Systems’ stockholders electing to receive New Oracle common stock (if the holders of more than six percent of Siebel Systems common stock elect to receive New Oracle common stock, New Oracle will issue shares of its common stock with respect to up to 30% of Siebel Systems common stock), the amount of Siebel Systems common stock outstanding and the amount of available cash and investments as of the acquisition date. This assumption excludes additional borrowings Oracle may need to finance restructuring activities.

Oracle believes it could fund the Siebel Systems acquisition with its internally available cash and investments, cash generated from operations, amounts available under its commercial paper program, additional borrowings or from the issuance of additional securities. While Oracle expects to be able to borrow any necessary funds on terms and conditions typical for this type of transaction prior to completion of the Siebel Systems merger, Oracle currently does not have any commitments from third parties to provide such funds. If Oracle has difficulty obtaining or cannot obtain the necessary funding in a timely manner, the completion of the Siebel Systems merger could be delayed or jeopardized. Alternatively, Oracle could obtain the funding but at a higher cost than anticipated.

Incurrence of this new debt will significantly increase the combined company’s leverage. While management believes Oracle’s cash flows will be more than adequate to service this debt, there may be circumstances in which required payments of principal and/or interest on this new debt could adversely affect Oracle’s cash flows and operating results, and therefore the market price of New Oracle common stock.

Charges to earnings resulting from past acquisitions may adversely affect our operating results.

Under purchase accounting, Oracle allocates the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Oracle management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Going forward, the following factors could result in material charges that would adversely affect our results:

•	impairment of goodwill;

•	charges for the amortization of identifiable intangible assets and for stock-based compensation;

•	accrual of newly identified pre-merger contingent liabilities that are identified subsequent to the finalization of the purchase price allocation; and

•	charges to income to eliminate certain Oracle pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.

Oracle expects to incur additional costs associated with combining the operations of Siebel Systems as well as Oracle’s previously acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated amortization of deferred equity compensation and severance payments, reorganization or closure of facilities, taxes and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease Oracle’s net income and earnings per share for the periods in which such costs are incurred.

The mergers could cause Siebel Systems and Oracle to lose key personnel, which could materially affect the respective company’s business and require the companies to incur substantial costs to recruit replacements for lost personnel.

As a result of the mergers, current and prospective Siebel Systems and Oracle employees could experience uncertainty about their future roles within Oracle. This uncertainty may adversely affect the ability of New Oracle or Oracle, as the case may be, to attract and retain key management, sales, marketing and technical personnel. Following the public announcement of the proposed Siebel Systems merger in September, Siebel Systems experienced employee attrition at levels that were higher than levels prior to the announcement of the Siebel Systems merger. Siebel Systems believes that such attrition may continue at such levels. Any failure to attract and retain key personnel could have a material adverse effect on the business of Oracle after completion of the mergers.

General customer uncertainty related to the mergers could harm Siebel Systems and Oracle.

Siebel Systems’ or Oracle’s customers may, in response to the announcement of the proposed mergers, delay or defer purchasing decisions. If Siebel Systems’ or Oracle’s customers delay or defer purchasing decisions, the revenues of Siebel Systems and Oracle, respectively, and the revenues of the combined company, could materially decline or any anticipated increases in revenue could be lower than expected.

Siebel Systems and Oracle may not be able to obtain the regulatory approvals required to consummate the mergers unless they agree to material restrictions or conditions.

Completion of the Siebel Systems merger is conditioned upon the receipt of all required governmental consents and authorizations, including under the HSR Act and by the applicable governmental authorities of the European Commission and in Brazil, Canada, South Africa and South Korea. Oracle and Siebel Systems intend to pursue all of these consents and authorizations as required by and in accordance with the terms of the merger agreement. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of the transaction. In connection with granting these consents and authorizations, governmental authorities may require divestitures of Oracle or Siebel Systems assets or seek to impose conditions on New Oracle’s operations after completion of the Siebel Systems merger. Such divestitures or conditions may jeopardize or delay completion of the Siebel Systems merger or may reduce the anticipated benefits of the transaction. Under the terms of the merger agreement, although Oracle is required to use reasonable best efforts to obtain all necessary governmental approvals, Oracle is not required to agree to any divestitures or conditions in connection with such efforts. Please see “The Proposed Transaction—Regulatory Matters,” “The Merger Agreement—Covenants—Reasonable Best Efforts Covenant,” and “The Merger Agreement—Conditions to Completion of the Mergers.”

In certain instances, the merger agreement requires payment of a termination fee of $140 million by Siebel Systems. This payment could affect the decisions of a third party considering making an alternative acquisition proposal to the Siebel Systems merger.

Under the terms of the merger agreement, Siebel Systems will be required to pay to Oracle a termination fee of $140 million if the merger agreement is terminated under certain circumstances. This payment could affect the structure, pricing and terms proposed by a third party seeking to acquire or merge with Siebel Systems and could deter such third party from making a competing acquisition proposal. Please see “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fees Payable by Siebel Systems.”

Purported stockholder class action complaints have been filed against Siebel Systems and members of its board of directors challenging the mergers, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the mergers, result in substantial costs or both.

Siebel Systems and members of its board of directors were named in three purported stockholder class action complaints filed in California in the San Mateo County Superior Court. These cases are captioned Showers v. Siebel et al., No. CIV 449535, Sheldon Miller, PC Deferred Benefits Plan v. Siebel Systems, Inc. et al., No. CIV 449534, both filed on September 12, 2005, and Corwin v. Siebel Systems, Inc. et al., No. CIV 449608, filed on September 15, 2005. Oracle is also named as a defendant in the Miller and Corwin complaints. Each of the complaints alleges, among other things, that the consideration being paid by Oracle for the purchase of Siebel Systems is inadequate and that the directors have breached their fiduciary duties by entering into the agreement without seeking to maximize stockholder value. The Miller and Corwin complaints allege that Oracle aided and abetted the Siebel Systems’ directors’ alleged breaches of fiduciary duty.

In addition, in April 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors relating to predicted adoption rates of Siebel v7.0 and certain customer satisfaction surveys. The action is captioned Plotkin, derivatively on behalf of Siebel Systems, Inc. v. T. Siebel et al., No. CIV 438635. (A description of this action and a related federal class action is contained in the Form 10-Q filed by the company for the quarter ending September 30, 2005, which is incorporated herein by reference.) On December 1, 2005, Ms. Plotkin filed a motion for leave to file an amended complaint in that action to assert class action claims relating to the proposed Siebel Systems merger. The proposed amended complaint alleges, among other things, that the current directors have violated their fiduciary duties by failing to maximize shareholder value and by putting their personal interests ahead of the interests of Siebel’s shareholders in negotiating the terms of the proposed merger. Ms. Plotkin asserts that the directors structured the transaction to ensure that, among other things, they would obtain indemnification for past misconduct including that alleged in the derivative case and related federal class action, they would retain certain of their positions with the surviving company and the benefits flowing there from and that they would circumvent the claims asserted in the derivative action by depriving current shareholders of the company standing to bring the claims. The proposed amended complaint also alleges that the defendants failed to adequately disclose information related to the derivative action and names Oracle as a defendant for allegedly aiding and abetting the breaches of fiduciary duties by the other defendants. The motion for leave to file the amended complaint is currently scheduled to be heard on January 6, 2006.

On December 8, the San Mateo County Superior Court consolidated the Showers, Miller and Corwin actions, but refused to appoint lead counsel in the consolidated action. On December 21, 2005, plaintiffs in the Showers, Miller and Corwin actions filed what purports to be an amended consolidated complaint. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the merger agreement without seeking to maximize shareholder value, that the termination fee of $140 million in the merger agreement is excessive and that the directors breached their fiduciary duties by agreeing in the merger agreement not to solicit a higher bid for Siebel Systems. The complaint also alleges that the earlier versions of this proxy statement/prospectus omit material facts relating to Siebel Systems’ forecasts or projections, Oracle’s projected earnings, Goldman Sachs’ analysis of the transaction, the negotiations leading to the transaction, the terms of the consulting agreements to be entered into between Oracle and Thomas M. Siebel and George Shaheen and other matters. Finally, the complaint alleges that the directors breached their duties in connection with the administration of Siebel Systems’ 1996 and 1998 Equity Incentive Plans, which allegedly resulted in options being granted at a lower exercise price than they should have been. The complaint alleges that, as a result, the recipients of those options are receiving a greater share of the consideration being paid by Oracle and the alleged options repricing increased the expenses to be incurred by Oracle. According to the complaint, these alleged increased expenses have purportedly resulted in Oracle offering a lower price per share to Siebel Systems’ shareholders. The complaint alleges that Oracle aided and abetted the directors’ breaches of duties.

On December 22, 2005, plaintiffs in the Showers, Miller and Corwin actions informed Siebel Systems and Oracle that if they did not meet their demands they would seek expedited discovery and move for a preliminary injunction to enjoin the merger. On December 23, 2005, plaintiffs in the Showers, Miller and Corwin actions served notices of depositions of four senior executives of Siebel Systems and Oracle and one senior executive of Perseus to take place during the week of January 2, 2006. Included in the notices of depositions are requests for documents from all deponents.

Siebel Systems has obligations under certain circumstances to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Siebel Systems’ bylaws and certificate of incorporation. An unfavorable outcome in any of these lawsuits could prevent or delay the consummation of the mergers, or result in substantial costs to Siebel Systems and/or Oracle. It is also possible that other similar lawsuits may be filed in the future. Siebel Systems cannot estimate any possible loss from current or future litigation at this time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

New Oracle and Siebel Systems have made forward-looking statements in this document, in documents that are incorporated by reference and in the Annexes attached to this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of Oracle, Siebel Systems and the combined company. Forward-looking statements specifically include, without limitation, the information in this document regarding: projections; efficiencies/cost avoidance; cost savings; income and margins; earnings per share; growth; economies of scale; combined operations; the economy; future economic performance; conditions to, and the timetable for, completing the transaction; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; business portfolios; taxes; and merger and integration-related expenses.

Forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Siebel Systems claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents which are incorporated by reference and attached as Annexes to this document, could affect the future results of Oracle and Siebel Systems, and of the combined company after the completion of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	the ability to complete the transaction considering the various closing conditions described in this proxy statement/prospectus, including those conditions related to antitrust regulations;

•	the ability to achieve business plans and cost efficiencies and grow existing sales and volume profitably despite high levels of competitive activity in which the combined company has chosen to focus;

•	the ability to better maintain and manage key customer and partner relationships and the benefits such customers and partners will enjoy as a result of the transaction;

•	the ability to successfully manage regulatory, tax and legal matters (including product liability, patent and other intellectual property matters);

•	the ability to successfully implement, achieve and sustain cost improvement plans in development and overhead areas; and

•	the ability to manage the combined company in light of continued global political and/or economic uncertainty and disruptions, especially in the combined company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities.

THE PROPOSED TRANSACTION

General

Siebel Systems’ board of directors is using this document to solicit proxies from the holders of Siebel Systems common stock for use at the special meeting.

Proposals

At the special meeting, holders of Siebel Systems common stock will be asked to vote upon a proposal to adopt the merger agreement and a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

The Siebel Systems merger will not be completed unless Siebel Systems’ stockholders adopt the merger agreement. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement.

Background of the Transaction

Over the past several years, Siebel Systems has from time to time considered a diverse range of strategic opportunities to maximize stockholder value, including potential acquisitions by Siebel Systems, restructurings of its equity, equity repurchases, strategic alliances and the possible sale of Siebel Systems. Consistent with the fiduciary duties of Siebel Systems’ directors and officers to act in the best interests of Siebel Systems’ stockholders, such strategic opportunities were regularly considered by management in the course of the company’s business. To assist it in evaluating certain of those opportunities, Siebel Systems from time to time engaged outside financial and legal advisors. In that regard, Perseus Group (“Perseus”) began acting as Siebel Systems’ financial advisor beginning in June 2003. In May 2005, Siebel Systems also engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of Siebel Systems. Other than the discussions referred to below, Siebel Systems did not receive any other acquisition proposals from potential acquirors in 2005.

Prior to November 2003, Oracle and Siebel Systems had from time to time discussed but not pursued the possibility of a business combination. In November 2003, a representative of Perseus contacted Charles Phillips, then Oracle’s Executive Vice President, Strategy, Partnerships and Business Development, to discuss whether Oracle would be interested in exploring a business combination with Siebel Systems. Following this conversation Oracle and Siebel entered into a non-disclosure agreement.

On November 24, 2003, David Schmaier, Executive Vice President of Siebel Systems, Edward Abbo, Senior Vice President, Technology and Chief Technology Officer of Siebel Systems, Kenneth Goldman, Chief Financial Officer and Senior Vice President of Finance and Administration of Siebel Systems, and a representative of Perseus met with Mr. Phillips and others from Oracle to explore the possibility of a business combination between Oracle and Siebel Systems. Ultimately, Oracle and Siebel Systems elected not to pursue such discussions since Oracle was then pursuing the acquisition of PeopleSoft. From time to time following the November 2003 meeting, representatives of the two companies and Perseus contacted each other to discuss whether the parties should explore a business combination.

In April and May of 2005, Siebel Systems engaged in discussions with a potential acquisition group consisting of two private investment partnerships that contacted Siebel Systems regarding a possible acquisition of Siebel Systems and provided certain non-public information to such group in accordance with the terms of a non-disclosure agreement entered into between the parties. The discussions ended in late May 2005 when the potential acquisition group concluded that it would not be able to propose a price that would be attractive to Siebel Systems.

On June 8, 2005, following the annual meeting of Siebel Systems stockholders, Mr. Phillips and Safra Catz, both co-Presidents of Oracle, contacted Thomas Siebel, Chairman of the Board of Directors of Siebel Systems, to discuss the possibility of Oracle acquiring Siebel Systems at a price, to be paid in cash and/or stock, of approximately $11.00 per share. Mr. Siebel stated that in light of the fact that Siebel Systems’ market price was then approximately $9.00 per share, he felt that the Siebel Systems board of directors would be more receptive to a higher per share price. Mr. Phillips and Ms. Catz contacted Mr. Siebel later that day, indicating that Oracle might be willing to pay a price in the range of $11.00 to $12.60 per share, subject to further business and financial analysis and due diligence.

On June 10, 2005, Mr. Siebel discussed this proposal with James Gaither (a member of the Siebel Systems board of directors and its executive committee), a representative of Perseus, representatives of Goldman Sachs and representatives of Cooley Godward, outside counsel to Siebel Systems. Following these discussions, the parties determined to enter into merger discussions and conduct due diligence subject to the execution of a revised confidentiality agreement. The parties executed such an agreement (the “NDA”) on June 15, 2005.

Between June 10, 2005 and the execution of the merger agreement, Mr. Siebel had a number of conversations with members of the Siebel Systems board of directors to discuss and review the potential transaction with Oracle. Mr. Siebel also worked closely with George Shaheen, the Chief Executive Officer of Siebel Systems, and other members of Siebel Systems’ management throughout this period to analyze and review the transaction. In addition, during that period, a number of meetings of the Siebel Systems board of directors and its executive committee (a committee comprised of Mr. Siebel, Mr. Gaither, Patricia House and Mr. Shaheen) were held, as referenced throughout this section.

On June 15, 2005, Mr. Siebel and other executives of Siebel Systems met with Mr. Phillips, Ms. Catz and other executives of Oracle to discuss Siebel Systems’ business and operations and commence Oracle’s due diligence review of Siebel Systems. Representatives of Cooley Godward and Davis Polk & Wardwell, outside counsel to Oracle, participated in portions of this meeting. Over the next several weeks, Oracle and its advisors engaged in a due diligence review and discussed with Siebel Systems and its advisors the valuation and timing of the proposed transaction.

In late June 2005, Oracle indicated that based on further discussion and analysis, it was not willing to enter into a transaction at the high end of the range previously discussed, and that it likely would not be able to execute a definitive agreement by the end of June.

On June 29, 2005, Siebel Systems’ executive committee met to review and discuss the status of the proposed transaction. A representative of Cooley Godward reviewed with the executive committee the fiduciary obligations of the directors of Siebel Systems in connection with a transaction of the type under discussion with Oracle.

On or about July 1, 2005, Mr. Phillips called Mr. Siebel and indicated that Oracle was not prepared to commence negotiations at that time but wanted to continue its due diligence investigation of Siebel Systems. At a meeting of Siebel Systems’ executive committee on July 5, 2005, Mr. Siebel updated the committee members on the status and timing of the potential transaction with Oracle. After discussion, the executive committee determined that in the absence of active negotiations, Siebel Systems should terminate discussions with Oracle. This result was communicated to Oracle following the meeting.

On July 6, 2005, Cooley Godward sent a letter to Oracle on behalf of Siebel Systems instructing Oracle to return Siebel Systems’ confidential information that had been provided pursuant to the NDA. Oracle complied with Siebel Systems’ request and returned certain Siebel Systems confidential information to Cooley Godward.

On July 7, 2005, Siebel Systems announced its preliminary earnings and revenues for the quarter ended June 30, 2005. License revenues were expected to be $78 million, which amount was below analyst consensus expectations of $90 million by 13%. Total revenues were expected to be between $312 million and $314 million, which range was below analyst consensus expectations of $319 million. On July 29, 2005, Siebel Systems announced its final quarterly financial results which were in-line with the preliminary financial results presented on July 7, 2005. On July 8, 2005, the first trading day following the earnings announcement, the price of Siebel Systems common stock declined and closed at $8.59.

Following Siebel Systems’ report of its quarterly financial results, on or about August 9, 2005, Mr. Phillips called a representative of Perseus to discuss the possibility of reopening the discussions with respect to a possible business combination. On or about August 10, 2005, Mr. Phillips called Mr. Siebel to discuss this topic further and, during this call, Mr. Phillips and Mr. Siebel discussed a price of $11.00 per share, to be paid in cash or stock. At executive committee meetings on August 11 and 12, 2005, the committee members discussed the potential transaction with Oracle and determined that, given Oracle’s renewed interest in engaging in active negotiations, Siebel Systems should re-engage in discussions with Oracle. At various times from August 12, 2005 through the execution of the merger agreement, the parties and their advisors discussed the terms of the proposed transaction. Among other terms discussed was the percentage of the merger consideration that would be paid in stock. Siebel Systems and its advisors wanted the Siebel Systems stockholders to have the option to receive stock that would qualify for tax-free treatment for U.S. federal income tax purposes or cash, while Oracle sought to limit the amount of stock that would be issued in the transaction.

The Siebel Systems board of directors and its advisors met on August 14, 2005 to discuss the potential transaction. Representatives of Cooley Godward advised the Siebel Systems board of directors on its fiduciary duties in connection with such a transaction. The Siebel Systems board of directors determined that, given Oracle’s renewed interest in engaging in active negotiations, Siebel Systems should continue to engage in discussions with Oracle.

Also on August 14, 2005, after the Siebel Systems board meeting had concluded, Davis Polk & Wardwell provided to Cooley Godward a non-binding written summary of terms of the proposed acquisition, which contemplated a price of $11.00 per share, to be paid in cash or Oracle stock, as elected by the Siebel Systems stockholders, provided that Oracle would not be required to issue stock in respect of more than 30% of the outstanding shares of Siebel Systems common stock. The summary of terms contemplated the acquisition of Siebel Systems by a new holding company, which would allow Siebel Systems stockholders who received the new holding company’s common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the proposed amount of cash consideration that would be paid to Siebel Systems stockholders.

On August 15, 2005, representatives of Cooley Godward and Davis Polk & Wardwell negotiated, and exchanged drafts of, the summary of terms and, following such negotiations, conveyed that their respective clients were willing to proceed with due diligence and negotiation of a definitive agreement based on those terms, which included the price terms discussed on August 14, 2005.

From August 16, 2005 though September 7, 2005, Oracle and its advisors re-engaged in a due diligence review of Siebel Systems.

On August 18, 2005, Mr. Siebel discussed with the Siebel Systems board of directors the status of discussions during a regular board meeting.

On August 19, 2005, Davis Polk & Wardwell provided to Cooley Godward certain sections of a draft acquisition agreement, not including provisions regarding price or structure (which structure would depend upon whether the consideration included stock). At various times through the execution of the merger agreement, Cooley Godward and Davis Polk & Wardwell negotiated the draft merger agreement and related documents and agreements. These negotiations included meetings and discussions regarding, and the exchange of drafts of and comments on, these agreements and documents. In addition to price, material terms of the draft merger agreement the parties focused on during negotiations included the percentage of the merger consideration that would be paid in stock, the conditions of each of the parties to consummate the mergers, the parties’ respective rights to terminate the merger agreement and the related termination fees. Siebel Systems negotiated throughout this process to limit the conditions to Oracle’s obligation to close the proposed transaction, limit the ability of Oracle to terminate the merger agreement, limit the circumstances in which a break-up fee would be paid by Siebel Systems and limit the amount of the break-up fee. Siebel Systems also negotiated for an ability to terminate the merger agreement in certain instances to enter into a definitive agreement with respect to a superior proposal. Siebel Systems’ positions were consistent with the summary of terms exchanged on August 15, 2005. Conversely, Oracle sought to maximize its flexibility to terminate the merger agreement, constrict Siebel Systems’ ability to terminate the merger agreement to accept a superior offer and obtain the highest possible termination fee. For example, at various times during the negotiations, Oracle proposed that the termination fee be as high as 4.0% of the equity value of the proposed transaction, while Siebel Systems proposed that the termination fee be as low as 2% of the equity value of the proposed transaction. The parties ultimately agreed on a termination fee of $140,000,000, which is approximately 2.4% of the equity value of the proposed transaction. As another example, the parties discussed extensively the extent to which the merger agreement would require Oracle to litigate against governmental antitrust authorities if enforcement proceedings were commenced. Oracle sought, and the merger agreement provides, that Oracle not be required to litigate in this situation. As part of this agreement, however, Oracle agreed that Siebel Systems would have the right to terminate the merger agreement if Oracle failed to use its reasonable best efforts to defend against such enforcement proceedings. The final negotiated terms of the merger agreement are more fully described in “The Merger Agreement.”

On August 28, 2005, Mr. Siebel and Mr. Phillips discussed the timing and structure of the proposed transaction. Mr. Siebel informed Mr. Phillips that while limited due diligence could continue, Siebel Systems would not engage in further negotiations until Oracle confirmed a deal price and structure and provided Siebel Systems with a draft definitive agreement reflecting price and structure and a target announcement date.

On September 6, 2005, Mr. Phillips informed Mr. Siebel that, based upon, among other things, its continuing business and financial analysis and due diligence investigation, Oracle was reducing its proposal to $10.50 per share to be paid only in cash.

Also on September 6, 2005, Siebel Systems’ executive committee met and Mr. Siebel updated the committee on the status of discussions. The executive committee determined that Siebel Systems should inform Oracle that it would not proceed with further discussions given Oracle’s revised proposed price, failure to deliver a draft definitive agreement reflecting price, structure and a commitment to a stock component of up to 30% that would qualify for tax-free treatment for U.S. federal income tax purposes (as contemplated by the August 15, 2005 summary of terms) and Oracle’s failure to set a timetable towards a target announcement date. These communications were part of an overall strategy to get the best price and other terms for Siebel Systems stockholders. This decision was communicated to Oracle following the meeting.

On September 7, 2005, Cooley Godward sent a letter to Oracle on behalf of Siebel Systems instructing Oracle to return Siebel Systems’ confidential information that had been provided pursuant to the NDA.

On September 9, 2005, Mr. Siebel had separate conversations with Larry Ellison, Oracle’s Chief Executive Officer, and Mr. Phillips regarding a proposed transaction at $10.75 per share to be paid in cash or Oracle stock, as elected by the Siebel Systems stockholders, provided that not more than 30% of the deal consideration would be paid in Oracle stock. During these conversations, Oracle committed to deliver a complete draft of the merger agreement that day and to a target of announcing the transaction before the market opened on September 12, 2005. After those conversations, Davis Polk & Wardwell provided to representatives of Cooley Godward a complete draft merger agreement, and negotiations and due diligence activities resumed.

On September 10, 2005, Mr. Phillips told a representative of Perseus that based upon, among other things, its continuing business and financial analysis and due diligence investigation, Oracle was proposing to reduce the price to $10.70 per share.

At a meeting of Siebel Systems’ executive committee on September 10, 2005, Mr. Siebel updated the committee members on the status of discussions with Oracle. Following the meeting, the Siebel Systems board of directors held a special meeting. Mr. Siebel updated the board of directors on the status of discussions with Oracle. In light of Oracle’s commitment to a target announcement date and a 30% stock component, their delivery of a complete draft of the merger agreement, and after determining that continuing discussions with Oracle would be in the best interests of Siebel Systems’ stockholders, the Siebel Systems board of directors authorized the executive committee and its advisors to continue discussions with Oracle at a price of $10.75 per share.

On September 11, 2005, the parties and their advisors engaged in a number of discussions regarding valuation, with Oracle proposing a range of prices over the course of the conversations, as low as $10.35 per share. Mr. Phillips indicated that the price reductions were the product of, among other things, Oracle’s continued financial analysis and due diligence investigation. The last price proposed by Oracle prior to the special meeting of the Siebel Systems board of directors that afternoon was $10.65 per share.

During the afternoon of September 11, 2005, the Siebel Systems board of directors held a meeting, also attended by representatives of Cooley Godward and, for portions of the meeting, representatives of Perseus and Goldman Sachs. Mr. Siebel updated the Siebel Systems board of directors on the negotiations. Representatives of Cooley Godward discussed the terms of the proposed merger agreement and the terms of the proposed voting and consulting agreement to be entered into by Mr. Siebel, drafts of each of which had been circulated to the Siebel Systems board of directors prior to the meeting. Representatives of Goldman Sachs then made a financial presentation regarding the proposed transaction. Following these discussions and presentations and a full discussion thereof by the Siebel Systems board of directors, the Siebel Systems board of directors authorized proceeding with discussions at $10.67 per share and adjourned the meeting.

After the Siebel Systems board meeting was adjourned, the parties and their advisors continued to engage in price negotiations, and Mr. Phillips proposed a price of $10.66 per share. Following that conversation, the Siebel Systems board of directors convened another special meeting, with representatives of Cooley Godward, Perseus and Goldman Sachs in attendance. Mr. Siebel updated the Siebel Systems board of directors on the status of negotiations. Representatives of Goldman Sachs then discussed the effect of the $10.66 price on their financial analysis of the transaction. Goldman Sachs then delivered to the Siebel Systems board of directors its opinion, subsequently confirmed in writing, that subject to the various assumptions and limitations set forth in its opinion, as of September 12, 2005, the consideration to be paid to Siebel Systems stockholders, pursuant to the merger agreement, taken in the aggregate, was fair, from a financial point of view, to those stockholders. The board of directors again deliberated regarding the terms of the proposed acquisition and then unanimously determined that the merger agreement and the Siebel Systems merger were advisable and in the best interests of Siebel Systems and its stockholders, approved the merger agreement and the Siebel Systems merger and recommended that Siebel Systems stockholders adopt the merger agreement.

In the early morning of September 12, 2005, Oracle and Siebel Systems executed and delivered the merger agreement and issued a joint press release announcing the transaction.

Recommendation of the Siebel Systems Board of Directors

The Siebel Systems board of directors has unanimously determined that the merger agreement, the Siebel Systems merger and the related transactions are advisable, fair to and in the best interests of Siebel Systems and its stockholders and unanimously recommends that its stockholders vote “For” the proposal to adopt the merger agreement.

Siebel Systems Board of Directors’ Reasons for the Merger

The Siebel Systems board of directors approved the merger agreement and the Siebel Systems merger after determining that the Siebel Systems merger, the merger agreement and the related transactions are advisable, fair to and in the best interests of Siebel Systems and its stockholders. In the course of reaching that determination and the decision to recommend that the Siebel Systems’ stockholders vote “For” the proposal to adopt the merger agreement, the Siebel Systems board of directors considered a number of factors and risks in its deliberations, ultimately concluding that the potentially favorable factors outweighed the negative factors and risks. The Siebel Systems board of directors viewed the following factors as generally supporting its decision to approve the business combination with Oracle:

•	the Siebel Systems board of directors’ belief that the Siebel Systems merger represented the highest and best value reasonably available to Siebel Systems’ stockholders for their Siebel Systems shares;

•	the opinion of Goldman Sachs, Siebel Systems’ financial advisor, that, as of September 12, 2005, and based upon and subject to the factors and assumptions set forth in the opinion, the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to holders of Siebel Systems common stock, and Goldman Sachs’ related financial analyses including the fact that the $10.66 per share price reflected a premium of 25.6% or, if calculated on a net of cash basis, 49.9% over the market price for Siebel Systems common stock over the 10 trading day period prior to the announcement of the Siebel Systems merger;

•	the fact that Siebel Systems stockholders could elect to receive all cash or, as long as holders of not less than six percent of Siebel Systems common stock outstanding prior to completion of the transaction elect to receive stock, shares of New Oracle common stock, subject to the limitation that not more than 30% of the outstanding shares of Siebel Systems common stock can be converted into shares of New Oracle common stock;

•	the likelihood that the Siebel Systems merger will be completed on a timely basis;

•	Siebel Systems’ business, financial performance and condition, operations, management, competitive position and prospects, including its recent financial results and projected financial results;

•	the business, financial and execution risks associated with remaining independent;

•	the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to Siebel Systems stockholders as those contained in the merger agreement;

•	the competitive and market environments in which Siebel Systems and Oracle operate;

•	historical and current information concerning Oracle’s business, financial performance and condition, operations, management, competitive position and prospects, before and after giving effect to the Siebel Systems merger and the Siebel Systems merger’s potential effect on stockholder value;

•	the board of directors’ and management’s assessment that the Siebel Systems merger and Oracle’s operating strategy were consistent with Siebel Systems’ long-term operating strategy to seek to profitably grow its business by expanding its geographic scope, platform coverage and product offerings to serve customer needs;

•	the potential opportunity for the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

•	the potential availability of greater resources for customer support, product development and distribution;

•	the fact that customers served by the combined company would benefit from greater resources and opportunities;

•	the terms and conditions of the merger agreement, including:

•	the cash and stock election provisions described above;

•	the limited number and nature of the conditions to Oracle’s obligation to close the Siebel Systems merger;

•	the fact that any shares of New Oracle common stock issued to Siebel Systems stockholders in the Siebel Systems merger will be registered on Form S-4 and will be unrestricted for Siebel Systems stockholders who are not affiliates of Oracle;

•	the fact that, subject to specified conditions, Siebel Systems can terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal in the manner provided in the merger agreement;

•	the conclusion of the Siebel Systems board of directors that the $140 million termination fee, and the circumstances when such fee may be payable, were reasonable in light of the benefits of the Siebel Systems merger and commercial practice; and

•	the facts that the Siebel Systems merger is subject to the adoption of the merger agreement by Siebel Systems stockholders.

The Siebel Systems board of directors also considered a number of potentially countervailing factors and risks. These countervailing factors and risks included the following:

•	the fact that the $10.66 per share price reflected a premium that, if calculated on a basis that did not net out Siebel Systems’ substantial cash position, was lower than the mean and median premiums paid in selected transactions described below;

•	the fact that Siebel Systems will no longer exist as an independent company and, except to the extent its stockholders elect and receive shares of New Oracle common stock in the Siebel Systems merger, its stockholders will not participate in Siebel Systems’ growth or benefit from any future increase in the value of Siebel Systems or from any synergies that may be created by the Siebel Systems merger;

•	the fact that under the terms of the merger agreement, Siebel Systems is restricted in its ability to solicit other acquisition proposals;

•	the $140 million termination fee payable to Oracle upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Siebel Systems stockholders;

•	the fact that the merger agreement prohibits Siebel Systems from taking a number of actions relating to the conduct of its business prior to the closing without the prior consent of Oracle;

•	the risk that the Siebel Systems merger might not be consummated in a timely manner or at all;

•	the negative impact of any customer confusion or delay in purchase commitments, the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	the potential disruption to partner and/or channel relationships;

•	the possible loss of key management, technical or other personnel;

•	the fact that Siebel Systems officers and employees will have expended extensive efforts attempting to complete the Siebel Systems merger and will experience significant distractions from their work during the pendency of the Siebel Systems merger and Siebel Systems will have incurred substantial transaction costs in connection with the Siebel Systems merger even if the Siebel Systems merger is not consummated;

•	the risk to Siebel Systems’ business, sales, operations and financial results in the event that the Siebel Systems merger is not consummated;

•	the potential conflicts of interest of Siebel Systems directors and officers in connection with the Siebel Systems merger. Please see “The Proposed Transaction—Interests of Certain Persons in the Siebel Systems Merger”;

•	the challenges and costs of combining the operations of two major software companies and the substantial expenses to be incurred in connection with the Siebel Systems merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the Siebel Systems merger;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that anticipated product synergies, cost savings, product integration and interoperability will not be realized; and

•	various other applicable risks associated with the combined company and the Siebel Systems merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In view of the wide variety of factors and risks considered in connection with its evaluation of the Siebel Systems merger and the complexity of these matters, the Siebel Systems board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Siebel Systems board of directors may have given different weight to different factors. The Siebel Systems board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Siebel Systems’ management and Siebel Systems’ legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Siebel Systems’ Financial Advisor

On September 11, 2005, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated September 12, 2005, to the Siebel Systems board of directors that, as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 12, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the Siebel Systems board of directors in connection with its consideration of the Siebel Systems merger. The Goldman Sachs opinion is neither a recommendation as to how any holder of Siebel Systems common stock should vote with respect to the Siebel Systems merger nor a recommendation as to how any holder of Siebel Systems common stock should make an election with respect to the consideration to be received in the Siebel Systems merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Siebel Systems and Oracle for the most recent preceding five fiscal years;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Siebel Systems and Oracle;

•	certain other communications from Siebel Systems and Oracle to their respective stockholders; and

•	certain internal financial analyses and forecasts for Siebel Systems prepared by Siebel Systems management.

Goldman Sachs held discussions with members of Siebel Systems senior management regarding their assessment of the strategic rationale for, and the potential benefits of, the Siebel Systems merger and the past and current business operations, financial condition and future prospects of Siebel Systems. Goldman Sachs also held discussions with members of the senior management of Oracle regarding their assessment of the past and current business operations and financial performance of Oracle, including results of the quarter ended August 31, 2005. In addition, Goldman Sachs reviewed the reported price and trading activity for Siebel Systems common stock and Oracle common stock, compared certain financial and stock market information for Siebel Systems and Oracle with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, with Siebel Systems’ consent, that the internal financial forecasts prepared by Siebel Systems management were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Oracle would not make available to Goldman Sachs, nor would Oracle discuss with Goldman Sachs, Oracle’s projections of its expected future financial performance. Accordingly, with Siebel Systems’ consent, Goldman Sachs’ review of such matters was limited to a review of certain research analyst estimates of future financial performance of Oracle. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle or on the expected benefits of the Siebel Systems merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Siebel Systems, Oracle or any of their respective subsidiaries, nor was Goldman Sachs furnished any such evaluation or appraisal. The Goldman Sachs opinion does not address Siebel Systems’ underlying business decision to engage in the Siebel Systems merger nor did Goldman Sachs express any opinion as to the prices at which shares of Siebel Systems common stock, Oracle common stock or New Oracle common stock will trade at any time.

The following is a summary of the material financial analyses presented by Goldman Sachs on September 11, 2005 to the Siebel Systems board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 11, 2005 and is not necessarily indicative of current market conditions.

Implied Transaction Multiples Analysis.  In performing an implied transaction multiples analysis, Goldman Sachs first derived the implied enterprise value of Siebel Systems, the implied equity consideration in the Siebel Systems merger and the implied ex-cash equity consideration in the Siebel Systems merger. The implied enterprise value of Siebel Systems is the implied equity consideration in the Siebel Systems merger plus the book value of Siebel Systems’ outstanding debt less Siebel Systems’ cash and cash equivalents. The implied equity consideration in the Siebel Systems merger is the aggregate consideration to be received by holders of Siebel Systems common stock in the Siebel Systems merger and is based on the implied $10.66 per share Siebel Systems merger consideration. The implied ex-cash equity consideration is the implied equity consideration in the Siebel Systems merger less Siebel Systems’ cash and cash equivalents. Goldman Sachs then calculated:

•	the implied enterprise value of Siebel Systems as a multiple of Siebel Systems’ revenue for each of calendar years 2005 and 2006 and Siebel Systems’ operating income for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and median consensus estimates as of September 9, 2005 provided by Institutional Brokers Estimate System, or IBES (a data service that compiles estimates issued by securities research analysts);

•	the implied equity consideration in the Siebel Systems merger as a multiple of Siebel Systems’ cash net income for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and consensus estimates as of September 9, 2005 provided by IBES; and

•	the implied ex-cash equity consideration in the Siebel Systems merger as a multiple of Siebel Systems’ net income, excluding cash, for each of calendar years 2005 and 2006, in each case based on estimates provided by Siebel Systems management and consensus estimates as of September 9, 2005 provided by IBES.

For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems management relating to Siebel Systems’ financial data for each of calendar years 2005 and 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments.

The results of these analyses are as follows:

	Siebel Systems	Siebel Systems
	(based on management estimates)	(based upon IBES estimates)
Implied Enterprise Value/Revenue
CY2005	2.7x	2.8x
CY2006	2.4x	2.7x

Implied Enterprise Value/Operating Income
CY2005	33.5x	134.0x
CY2006	14.5x	38.6x

Implied Equity Consideration/Cash Net Income
CY2005	59.0x	109.9x
CY2006	29.1x	58.7x

Implied Ex-Cash Equity Consideration/Net Income Excluding Cash
CY2005	57.6x	214.8x
CY2006	21.9x	57.1x

Goldman Sachs prepared the implied transaction multiples analysis for purposes of providing the Siebel Systems board of directors with an illustration of how:

•	the implied enterprise value compares as a multiple to revenue and operating income for calendar years 2005 and 2006;

•	the implied equity consideration compares as a multiple to cash net income for calendar years 2005 and 2006, and

•	the implied ex-cash equity consideration compares as a multiple to net income excluding cash for calendar years 2005 and 2006.

The foregoing multiples provide context as to how the various implied values derived from the implied $10.66 per share Siebel Systems merger consideration compare to the estimated financial data for calendar years 2005 and 2006, and was presented to the Siebel Systems board of directors as general reference material for the consideration of the relationship between the implied enterprise value, equity consideration and ex-cash equity consideration based upon the $10.66 per share Siebel Systems merger consideration and the referenced financial data. The results were not intended to be direct comparisons of the multiples in the Siebel Systems merger against any extrinsic, corresponding data.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices for Siebel Systems common stock for the six-month period ended September 9, 2005, the trading day prior to announcement of the Siebel Systems merger. In addition, Goldman Sachs analyzed the consideration to be received by holders of Siebel Systems common stock pursuant to the merger agreement in relation to the closing price of Siebel Systems common stock on September 9, 2005 and the average market price of Siebel Systems common stock for the 5 trading day, 10 trading day, 20 trading day, 30 trading day, 60 trading day, 90 trading day and 180 trading day periods ending September 9, 2005.

This analysis indicated that the price per share to be received by the holders of Siebel Systems common stock pursuant to the merger agreement represented:

•	a premium of 16.8%, based on the market price of $9.13 per share as of September 9, 2005;

•	a premium of 23.7%, based on the average market price of $8.62 per share for the 5 trading day period ended September 9, 2005;

•	a premium of 25.6%, based on the average market price of $8.49 per share for the 10 trading day period ended September 9, 2005;

•	a premium of 26.7%, based on the average market price of $8.42 per share for the 20 trading day period ended September 9, 2005;

•	a premium of 26.9%, based on the average market price of $8.40 per share for the 30 trading day period ended September 9, 2005;

•	a premium of 24.7%, based on the average market price of $8.55 per share for the 60 trading day period ended September 9, 2005;

•	a premium of 21.4%, based on the average market price of $8.78 per share for the 90 trading day period ended September 9, 2005; and

•	a premium of 20.2%, based on the average market price of $8.87 per share for the 180 trading day period ended September 9, 2005.

Goldman Sachs also analyzed the consideration to be received by holders of Siebel Systems common stock pursuant to the merger agreement in relation to the closing price of Siebel Systems common stock net of cash on September 9, 2005 and the average market prices of Siebel Systems common stock net of cash for the 5 trading day, 10 trading day, 20 trading day, 30 trading day, 60 trading day, 90 trading day and 180 trading day periods ending September 9, 2005. Goldman Sachs assumed cash per share of $4.13 based on a cash balance on June 30, 2005 of $2.24 billion and 542.7 million fully diluted shares at September 9, 2005 at the current share price resulting in a total consideration of $6.53 per share net of cash. Goldman Sachs prepared the historical stock trading analysis based on the closing price of Siebel Systems common stock net of cash to isolate the component of the trading price that is attributable to the enterprise value of the company’s operations excluding the effect of Siebel Systems then-existing cash balance. The following analysis was performed by Goldman Sachs to assist the Siebel Systems board of directors in its comparison of the consideration to be received by holders of Siebel Systems common stock relative to the closing trading prices of that common stock for the time frames indicated below.

This analysis indicated that the price per share to be received by the holders of Siebel Systems common stock pursuant to the merger agreement represented:

•	a premium of 30.6%, based on the market price net of cash of $5.00 per share as of September 9, 2005;

•	a premium of 45.6%, based on the average market price net of cash of $4.49 per share for the 5 trading day period ended September 9, 2005;

•	a premium of 49.9%, based on the average market price net of cash of $4.36 per share for the 10 trading day period ended September 9, 2005;

•	a premium of 52.4%, based on the average market price net of cash of $4.29 per share for the 20 trading day period ended September 9, 2005;

•	a premium of 53.0%, based on the average market price net of cash of $4.27 per share for the 30 trading day period ended September 9, 2005;

•	a premium of 47.9%, based on the average market price net of cash of $4.42 per share for the 60 trading day period ended September 9, 2005;

•	a premium of 40.4%, based on the average market price net of cash of $4.65 per share for the 90 trading day period ended September 9, 2005; and

•	a premium of 37.7%, based on the average market price net of cash of $4.74 per share for the 180 trading day period ended September 9, 2005.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Siebel Systems to corresponding financial information, ratios and public market multiples for the following public companies in the software industry:

•	BEA Systems Inc.;

•	Business Objects S.A.;

•	Cognos Incorporated;

•	Hyperion Solutions Corporation;

•	Lawson Software, Inc.;

•	Microsoft Corporation;

•	Oracle Corporation; and

•	SAP AG.

Although none of the selected companies is directly comparable to Siebel Systems, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Siebel Systems. In particular, each of the selected software companies provides software that helps their customers enhance their business operations.

Goldman Sachs calculated the equity market capitalization for Siebel Systems and each of the selected companies by multiplying the closing market price of each as of September 9, 2005 by the number of each company’s diluted shares outstanding using the treasury method. Siebel Systems’ diluted share amounts and the selected companies’ diluted share amounts were obtained from Siebel Systems’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and from each of the selected companies’ latest quarterly reports on Form 10-Q. Each company’s enterprise value was calculated by adding to its equity market capitalization the amount of its debt and subtracting its cash, which amounts were obtained from each company’s most recent quarterly report on Form 10-Q on file with the Securities Exchange Commission, as of September 11, 2005. Goldman Sachs then calculated and compared financial multiples based on estimated financial data for calendar years 2005, 2006 and 2007. Siebel Systems’ data and the selected companies’ data were obtained from IBES estimates. The five year forecasted compounded annual growth rate, or CAGR, of earnings per share, or EPS, which is the forecasted rate at which EPS grows year over year, based on a five year projection of EPS, was obtained from IBES estimates. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems management relating to Siebel Systems’ financial data for calendar years 2005, 2006 and 2007 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments.

Based on IBES estimates and using the closing price as of September 9, 2005, Goldman Sachs calculated one or more of the following for Siebel Systems and the selected companies:

•	enterprise value as a multiple of estimated revenue for calendar years 2005, 2006 and 2007;

•	enterprise value as a multiple of estimated earnings before interest and tax, or EBIT, for calendar years 2005, 2006 and 2007;

•	the ratio of stock price to estimated earnings for calendar years 2005, 2006 and 2007; and

•	the ratio of stock price to estimated EPS for calendar year 2006 as a multiple of the five-year forecasted CAGR of EPS, or price earnings growth, or PEG.

The results of these analyses are summarized as follows:

	Enterprise Value/Revenue Multiple(1)			Enterprise Value/EBIT Multiple(1)			Calendarized P/E Multiples(1)			2006 PEG Multiples
	2005E	2006E	2007E	2005E	2006E	2007E	2005E	2006E	2007E
Siebel Systems	2.2x	2.1x	2.0x	NM	30.0x	23.3x	91.3x	48.1x	34.5x	4.8x
Mean(2)	3.4x	3.2x	3.1x	16.4x	15.5x	14.3x	32.8x	24.8x	20.6x	2.1x
Median(2)	3.1x	2.9x	2.8x	15.4x	12.8x	14.0x	27.2x	23.9x	20.0x	1.8x

(1)	Estimates have been calendarized for companies with a fiscal year end other than December 31.

(2)	Includes Siebel Systems.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following acquisitions in the software industry (Acquirer / Target – Announcement Date):

•	BEA Systems, Inc. / Plumtree Software — August 22, 2005;

•	SSA Global Technologies, Inc. / Epiphany, Inc. — August 4, 2005;

•	Oracle Corporation / i-flex Solutions Limited — August 3, 2005;

•	The Carlyle Group / SS&C Technologies, Inc. — July 28, 2005;

•	Sun Microsystems, Inc. / SeeBeyond Technology Corporation — June 28, 2005;

•	Computer Associates International, Inc. / Niku Corporation — June 9, 2005;

•	Lawson Software, Inc. / Intentia International AB — June 2, 2005;

•	Sun Microsystems, Inc. / Storage Technology Corp. — June 2, 2005;

•	ScanSoft, Inc. / Nuance Communications, Inc. — May 9, 2005;

•	Adobe Systems Incorporated / Macromedia, Inc. — April 18, 2005;

•	Computer Associates International, Inc. / Concord Communications, Inc. — April 7, 2005;

•	Investor Consortium consisting of Silver Lake Partners, Bain Capital, Kolberg Kravis Roberts & Co., L.P., The Blackstone Group, Texas Pacific Group, Providence Equity Partners and Goldman Sachs Capital Partners / SunGard Data Systems Inc. — March 28, 2005;

•	Avid Technology, Inc. / Pinnacle Systems, Inc. — March 21, 2005;

•	International Business Machines Corporation / Ascential Software Corporation — March 14, 2005;

•	Oracle Corporation / Retek Inc. — March 8, 2005;

•	International Business Machines Corporation / Corio, Inc. — January 25, 2005;

•	Cadence Design Systems, Inc. / Verisity Ltd. — January 12, 2005;

•	UGS Corp. / Tecnomatix Technologies Ltd. — January 4, 2005;

•	Symantec Corporation / VERITAS Software Corporation — December 16, 2004;

•	Oracle Corporation / PeopleSoft, Inc. — December 13, 2004;

•	Computer Associates International, Inc. / Netegrity, Inc. — December 6, 2004;

•	Synopsys, Inc. / Nassda Corporation — December 1, 2004;

•	Cognos Incorporated / Frango — August 24, 2004;

•	Tektronix, Inc. / INet Technologies, Inc. — June 29, 2004;

•	BMC Software, Inc. / Marimba, Inc. — April 29, 2004;

•	Bain Capital, Silver Lake Partners and Warburg Pincus / UGS PLM Solutions — March 14, 2004;

•	Hewlett-Packard Company / Novadigm, Inc. — February 4, 2004;

•	Ariba, Inc. / Free-Markets News Network, Corp. — January 23, 2004;

•	Symantec Corporation / ON Technology Corporation — October 27, 2003;

•	SafeNet Inc. / Rainbow Technologies, Inc. — October 22, 2003;

•	EMC Corporation / Documentum, Inc. — October 14, 2003;

•	Interwoven Inc. / iManage, Inc. — August 6, 2003;

•	Ascential Software / Mercator Software, Inc. — August 4, 2003;

•	Hyperion Solutions Corporation / Brio Software, Inc. — July 23, 2003;

•	EMC Corporation / Legato Systems, Inc. — July 8, 2003; and

•	PeopleSoft, Inc. / J.D. Edwards — June 16, 2003.

In selecting the transactions identified above, Goldman Sachs used its experience and professional judgment.

For each of the selected acquisitions, Goldman Sachs calculated and compared the aggregate consideration as a multiple of last twelve months revenues, or LTM Revenue, next twelve months estimated revenue, or NTM Revenue, and next twelve months estimated earnings, or NTM P/E. NTM revenue estimates were derived from Wall Street research at the time the transaction was announced, while NTM P/E estimates were calculated per the IBES median at the time the transaction was announced. The following table presents the results of these analyses:

Aggregate Capitalization as a Multiple of:	Range	Mean	Median
LTM Revenue	1.0x – 8.9x	3.3x	2.6x
NTM Revenue	1.0x – 5.9x	2.7x	2.4x
NTM P/E	20.1x – 85.8x	44.3x	36.9x

Goldman Sachs prepared the foregoing analysis for purposes of providing the Siebel System board of directors with an illustration of the aggregate consideration in the selected acquisitions as a multiple of each of LTM Revenue, NTM Revenue and NTM P/E. The foregoing multiples provide context as to how the aggregate consideration in the selected transactions relates to the specifically-identified financial data, and was presented to the Siebel Systems board of directors as general reference material for their consideration of the relationship between aggregate consideration paid by acquirers and the enumerated financial data. The analysis’ findings were not intended to be direct comparisons of the multiples in the Siebel System merger against the referenced financial data.

For each of the selected transactions, Goldman Sachs calculated and compared the premium paid by the acquirer to the undisturbed stock price of the target company. The following table presents the results of this analysis.

	Range	Mean	Median	Siebel Systems
Premium to undisturbed price	(10.5%) – 87.5%	34.4%	27.1%	16.8
Premium to:
5-day prior price	(11.0%) – 93.6%	36.0%	32.8%	23.7
10-day prior price	(9.2%) – 101.2%	38.6%	36.4%	25.6
20-day prior price	(4.5%) – 106.4%	46.1%	40.1%	26.7

Goldman Sachs also calculated the premiums above for Siebel Systems net of cash for the periods presented above. Goldman Sachs did not analyze the premiums paid, on a net of cash basis, in the comparable transactions because an analysis of premiums paid on an ex-cash basis is meaningful only for target companies that have significantly high cash balances as a percentage of their equity values, such as Siebel Systems, unlike the majority of other target companies in the comparable transactions.

Pro Forma Merger Analysis.  Goldman Sachs prepared pro forma analyses of the financial impact of the Siebel Systems merger using estimates of calendar years 2005 and 2006 cash earnings for Siebel Systems and Oracle, as estimated based on (i) publicly available information about Oracle, (ii) IBES consensus median estimates of calendar years 2005 and 2006 cash earnings for Siebel Systems and Oracle as of September 9, 2005 and (iii) estimates prepared by Siebel Systems management as of August 26, 2005. For calendar year 2006, Goldman Sachs compared estimated cash earnings per fully diluted shares of Oracle common stock, on an Oracle stand alone basis, to pro forma cash earnings per fully diluted shares of Oracle common stock, after giving effect to the completion of the Siebel Systems merger. Goldman Sachs performed the pro forma merger analyses using both a 100% cash consideration scenario and a 30% stock and 70% cash consideration scenario. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems’ management relating to Siebel Systems’ cash earnings for the calendar year 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Goldman Sachs also assumed that all regulatory and other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle, or on the expected benefits of the Siebel Systems merger in a way meaningful to the pro forma merger analysis. Based on these analyses, the proposed Siebel Systems merger would be:

•	dilutive to Oracle’s cash earnings per share in calendar years 2005 and 2006 using the IBES estimates under both the 100% cash consideration and the 30% stock and 70% cash consideration models; and

•	dilutive to Oracle’s cash earnings per share in calendar year 2005 and accretive to Oracle’s cash earnings per share in calendar year 2006, in each case using Siebel Systems management estimates under both the 100% cash consideration and the 30% stock and 70% cash consideration models.

Contribution Analysis.  Goldman Sachs reviewed specific historical and estimated future operating and financial information, including revenues, operating income and net income on a cash basis for Siebel Systems and Oracle. Estimates of future operating and financial performance of Siebel Systems were based on estimates provided by Siebel Systems management and IBES. Estimates of future operating and financial performance of Oracle were based on estimates provided by IBES. Goldman Sachs calculated that Siebel Systems stockholders would receive 7.7% of the outstanding common equity of the combined company following completion of the Siebel Systems merger assuming for illustrative purposes an all stock consideration transaction at an implied exchange ratio based on the $10.66 implied value of the per share merger consideration as of September 9, 2005 and the $13.28 closing price of Oracle on September 9, 2005. Goldman Sachs then analyzed the relative income statement contributions of Siebel Systems and Oracle to the combined company following completion of the Siebel Systems merger based on actual calendar year 2004 and estimated calendar years 2005 and 2006. For purposes of this analysis, Goldman Sachs assumed that the estimates prepared by Siebel Systems’ management relating to Siebel Systems’ future operating and financial information for calendar years 2005 and 2006 were reasonably prepared on a basis reflecting Siebel Systems’ best currently available estimates and judgments. Goldman Sachs also assumed that all regulatory and other consents and approvals necessary for the consummation of the Siebel Systems merger will be obtained without any adverse effect on Siebel Systems, Oracle or New Oracle, or the expected benefits of the Siebel Systems merger in any way meaningful to the contribution analysis. The following table presents the results of this analysis:

Siebel Systems Income Statement Contributions to Combined Company

	Revenue		Operating Income		Cash Net Income		Siebel Systems Outstanding Common Equity(1)
	Management	IBES	Management	IBES	Management	IBES
CY2004A	11.3%	11.3%	3.0%	3.0%	3.6%	3.6%	7.7%
CY2005E	8.9%	8.5%	1.9%	0.5%	2.4%	1.3%	7.7%
CY2006E	9.1%	8.1%	3.5%	1.4%	4.3%	2.2%	7.7%

(1)	For illustrative purposes, assumes an all stock consideration transaction.

Goldman Sachs further analyzed the implied relative equity ownership of the stockholders of each of Siebel Systems and Oracle of the combined company following completion of an illustrative all stock consideration merger. Goldman Sachs applied a weighted average of Siebel Systems’ and Oracle’s multiples of revenue, operating income and net income on a cash basis to both Siebel Systems’ and Oracle’s, respective actual calendar year 2004 and estimated calendar years 2005 and 2006 financial data and assumptions provided by, in the case of Siebel Systems, Siebel Systems management and IBES and, in the case of Oracle, IBES, and then adding to each of these calculations the cash position and subtracting the outstanding debt of Siebel Systems and Oracle. The following table presents the results of this analysis:

Implied Equity Contribution of Siebel Systems to Combined Company

	Revenue		Operating Income		Cash Net Income		Siebel Systems Outstanding Common Equity(1)
	Management	IBES	Management	IBES	Management	IBES
CY2004A	13.6%	13.6%	5.8%	5.8%	3.6%	3.6%	7.7%
CY2005E	11.4%	11.0%	4.8%	3.4%	2.4%	1.3%	7.7%
CY2006E	11.6%	10.7%	6.3%	4.3%	4.3%	2.2%	7.7%

(1)	For illustrative purposes, assumes an all stock consideration transaction.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Siebel Systems or Oracle or the contemplated Siebel Systems merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Siebel Systems board of directors as to the fairness from a financial point of view of the stock consideration and the cash consideration to be received by the holders of Siebel Systems common stock, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Siebel Systems, Oracle, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The implied $10.66 per share merger consideration was determined through arms’-length negotiations between Siebel Systems and Oracle and was approved by the Siebel Systems board of directors. Goldman Sachs provided advice to Siebel Systems during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Siebel Systems or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the Siebel Systems merger.

As described above, Goldman Sachs’ opinion to the Siebel Systems board of directors was one of many factors taken into consideration by the Siebel Systems board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion, rather the summary includes all material information regarding the analyses undertaken and factors considered in the fairness determination made by Goldman Sachs.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as Siebel Systems’ financial advisor in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs may provide investment banking services to Siebel Systems and Oracle in the future. In connection with the above-described investment banking services, Goldman Sachs may receive compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may provide such services to Siebel Systems, Oracle and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Siebel Systems and Oracle for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Siebel Systems board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated merger. Pursuant to a letter agreement, dated May 13, 2005, Siebel Systems engaged Goldman Sachs to act as Siebel Systems’ financial advisor in connection with the possible sale of all or a portion of Siebel Systems. Pursuant to the terms of this engagement letter, as amended, Siebel Systems has agreed to pay Goldman Sachs a transaction fee expected to be approximately $18 million, all of which is payable upon consummation of the Siebel Systems merger.

In addition, Siebel Systems has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the U.S. federal securities laws.

Oracle Board of Directors’ Reasons for the Merger

Oracle’s strategy of actively pursuing acquisitions, particularly in the enterprise applications sector, is based on its view that the software industry is consolidating, that enterprise customers are seeking to deal with fewer suppliers, and that substantial efficiencies can be achieved by combining additional enterprise applications within the Oracle product family. Oracle is pursuing the Siebel Systems merger in particular because of Siebel Systems’ leadership position in the important area of customer relationship management software.

The Oracle board of directors approved the Siebel Systems merger, the merger agreement and the related transactions after determining that the Siebel Systems merger, the merger agreement and the related transactions are advisable, fair to and in the best interests of Oracle and its stockholders. In the course of reaching that determination, the Oracle board of directors considered a number of factors and risks in its deliberations, ultimately concluding that the potentially favorable factors outweighed the negative factors and risks. The Oracle board of directors viewed the following factors as generally supporting its decision to approve the business combination with Siebel Systems:

•	the likelihood that the Siebel Systems merger will be completed on a timely basis;

•	the competitive and market environments in which Oracle and Siebel Systems operate;

•	historical and current information concerning Siebel Systems’ and Oracle’s respective businesses, financial performance and condition, operations, management, competitive positions and prospects, before and after giving effect to the Siebel Systems merger and the Siebel Systems merger’s potential effect on stockholder value;

•	the terms and conditions of the merger agreement, including:

•	the limitation on New Oracle’s obligations to issue shares in the Siebel Systems merger in the following two respects: (1) not more than 30% of the outstanding shares of Siebel Systems common stock can be converted into shares of New Oracle common stock in the Siebel Systems merger and (2) if the Average Oracle Stock Price is less than $10.72, the number of New Oracle shares that can be issued in respect of a Siebel Systems share will be fixed at .9944;

•	that prior to completion of the transaction Siebel Systems must obtain Oracle’s consent before taking a number of actions that relate to the conduct of Siebel System’s business;

•	restrictions on Siebel System’s ability to solicit other acquisition proposals; and

•	Siebel System’s agreement to pay Oracle a $140 million termination fee in connection with certain terminations of the merger agreement.

Oracle’s board of directors also considered a number of potentially countervailing factors and risks, including the following:

•	the dilution associated with the shares that New Oracle could be required to issue under Siebel Systems merger;

•	the recent financial results and projected financial results for Siebel Systems;

•	the limitations imposed by the federal securities laws on Oracle’s ability to repurchase shares of Oracle common stock from the announcement of the transaction through the special meeting;

•	the risk that the Siebel Systems merger might not be consummated in a timely manner or that the closing of the Siebel Systems merger will not occur despite the parties’ efforts;

•	the negative impact of any customer confusion or delay in purchase commitments or the potential loss of one or more large customers as a result of any such customer’s unwillingness to do business with the combined company;

•	potential disruption to partner and/or channel relationships;

•	possible loss of key management, technical or other personnel;

•	the effort and distraction required of Oracle personnel, and the substantial expenses to be absorbed by Oracle, in connection with attempting to complete the Siebel Systems merger;

•	the challenges and costs of combining the operations of two independent software companies, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some anticipated benefits;

•	the risk that anticipated product synergies, cost savings, product integration and interoperability will not be realized; and

•	various other applicable risks associated with the combined company and the transaction, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

In view of the wide variety of factors and risks considered in connection with its evaluation of the business combination with Siebel Systems and the complexity of these matters, the Oracle board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Oracle board of directors may have given different weight to different factors. The Oracle board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, Oracle’s management and Oracle’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of Certain Persons in the Siebel Systems Merger

In considering the recommendation of the Siebel Systems board of directors with respect to adopting the merger agreement, Siebel Systems stockholders should be aware that certain Siebel Systems directors and executive officers have interests in the Siebel Systems merger that are different from, or in addition to, their interests as Siebel Systems stockholders. These interests create a potential conflict of interest. The Siebel Systems board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the Siebel Systems merger and in making its decision in approving the Siebel Systems merger, the merger agreement and the related transactions.

Indemnification and Insurance

The merger agreement provides that Siebel Systems, as the surviving corporation in the Siebel Systems merger, will observe, to the fullest extent permitted by Delaware law, all rights of persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger to indemnification, advancement of expenses and exculpation for acts and omissions as directors and officers of Siebel Systems occurring before the effective time of the Siebel Systems merger, as provided in the Siebel Systems certificate of incorporation and bylaws (as in effect on September 12, 2005) and in indemnification agreements (as in effect on September 12, 2005 and identified in the merger agreement) and substantially similar new indemnification agreements.

The merger agreement further provides that Siebel Systems, as the surviving corporation in the Siebel Systems merger, will fulfill any obligations pursuant to the Siebel Systems certificate of incorporation, bylaws, any indemnification agreement in effect on September 12, 2005 or substantially similar indemnification agreements entered into prior to the effective time of the Siebel Systems merger and will indemnify and hold harmless, to the fullest extent permitted by Delaware law, persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger.

In addition, the merger agreement provides that, for a period of six years after the effective time of the Siebel Systems merger, Siebel Systems, as the surviving corporation in the Siebel Systems merger, will maintain in effect Siebel Systems’ existing directors’ and officers’ liability insurance policy as of September 12, 2005, or a policy of comparable coverage, for the benefit of the persons who were present or former directors and officers of Siebel Systems before the effective time of the Siebel Systems merger with respect to their acts or omissions as directors and officers of Siebel Systems prior to the effective time of the Siebel Systems merger, provided such insurance coverage is available for Siebel Systems’ directors and officers. If the annual premiums payable for such insurance coverage exceed 200% of the annual premium paid by Siebel Systems for the existing policy in effect as of September 12, 2005, the surviving corporation may reduce the amount of coverage reasonably procurable for a premium equal to that amount.

Pending Derivative Litigation

On April 12, 2004, Pamela Plotkin filed a derivative action purportedly on behalf of Siebel Systems in San Mateo County Superior Court against the company and certain current and former members of the board of directors relating to predicted adoption rates of Siebel v7.0 and certain customer satisfaction surveys. The action is captioned Plotkin, derivatively on behalf of Siebel Systems, Inc. v. T. Siebel et al., No. CIV 438635. (A description of this action and a related federal class action is contained in the Form 10-Q filed by the company for the quarter ending September 30, 2005, which is incorporated herein by reference.) Once the merger is complete, Ms. Plotkin will cease to be a shareholder of Siebel Systems. As such, in accordance with applicable case law, Ms. Plotkin would most likely lose standing to continue to pursue the derivative claims asserted in that action. As a result, the claims against the defendants would likely be dismissed. (On December 1, 2005, Ms. Plotkin filed a motion for leave to file an amended complaint in that action to assert direct class action claims relating to the proposed acquisition of Siebel Systems by Oracle. See discussion on pages 26 and 27.)

Options and Restricted Stock Held by Directors

Non-Employee Directors.  The members of the Siebel Systems board of directors who are not Siebel Systems employees are: James C. Gaither, C. Scott Hartz, Marc F. Racicot, Eric E. Schmidt, Ph.D. and John W. White (the “Siebel Systems non-employee directors”).

Pursuant to the terms of the merger agreement and the Siebel Systems 1996 Equity Incentive Plan, as amended, each Siebel Systems stock option outstanding immediately prior to the effective time of the Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediately prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio (as defined in “The Merger Agreement—Siebel Systems Stock Options”). As of September 12, 2005, Mr. Gaither held options to purchase 428,000 shares of Siebel Systems common stock, of which 18,000 shares were unvested; Mr. Hartz held options to purchase 80,000 shares of Siebel Systems common stock, of which 48,000 shares were unvested; Mr. Racicot held options to purchase 120,000 shares of Siebel Systems common stock, of which 36,000 shares were unvested; Dr. Schmidt held options to purchase 726,000 shares of Siebel Systems common stock, of which 18,000 shares were unvested; and Mr. White held options to purchase 80,000 shares of Siebel Systems common stock, of which 60,000 shares were unvested. None of the Siebel Systems non-employee directors will be elected or appointed to the Oracle board of directors as of the effective time of the Siebel Systems merger. As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Siebel Systems non-employee directors that are vested as of the effective time of the Siebel Systems merger terminate unless exercised prior to the earlier of the end of the 90-day period following the effective time of the Siebel Systems merger or the expiration of the option. Option shares that remain unvested as of the effective time of the merger will terminate at the effective time of the merger. The dollar value of in-the-money options held by Siebel Systems non-employee directors that will be vested as of December 31, 2005 is approximately $2,071,570 (based on the cash consideration of $10.66 per share, minus the exercise price, multiplied by the number of shares held).

In addition, each share of Siebel Systems restricted common stock that remains unvested or unissued as of the effective time of the Siebel Systems merger will be converted automatically into shares of Oracle restricted common stock and will remain subject to its existing vesting and other conditions. The number of shares of Oracle common stock subject to each such assumed restricted common stock grant will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, each of Messrs. Gaither, Hartz, Racicot, and White and Dr. Schmidt held 3,750 shares of Siebel Systems restricted common stock. Such shares are scheduled, by their terms, to vest in full on January 31, 2006. As of September 12, 2005, the Siebel Systems non-employee directors beneficially owned an aggregate of 361,614 shares of Siebel Systems common stock.

Employee Directors.  The members of the Siebel Systems board of directors who are Siebel Systems employees are: Thomas M. Siebel, Patricia A. House and George T. Shaheen.

Each Siebel Systems stock option held by Mr. Siebel and by Ms. House immediately prior to the effective time of the Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediate prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, Mr. Siebel held options to purchase 11,186,134 shares of Siebel Systems common stock with a weighted average exercise price of $4.38 per share, all of which were vested. As of September 12, 2005, Ms. House held options to purchase 7,060,000 shares of Siebel Systems common stock with a weighted average exercise price of $3.65 per share, of which 114,296 shares were unvested. Pursuant to the voting and consulting agreement (described below) between Siebel Systems, Mr. Siebel and certain affiliates of Mr. Siebel, Mr. Siebel has agreed to provide consulting services to Oracle and of its affiliates during the period beginning on the closing date of the Siebel Systems merger and ending April 30, 2008, or such longer period as may be agreed to by the parties (the “consultancy period”). As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Mr. Siebel as of the effective time of the Siebel Systems merger may be exercised until the earlier of the end of the 90-day period following the termination of the consultancy period or the expiration of such option. Ms. House will not be elected or appointed to the board of directors of Oracle as of the effective time of the Siebel Systems merger. As such, in accordance with the terms of the Siebel Systems 1996 Equity Incentive Plan, as amended, options held by Ms. House that are vested as of the effective time of the Siebel Systems merger will terminate unless exercised prior to the earlier of the end of the 90-day period following the effective time of the Siebel Systems merger or the expiration of such option. Option shares held by Ms. House that remain unvested as of the effective time of the merger will terminate at the effective time of the merger.

Each Siebel Systems stock option granted to Mr. Shaheen prior to his appointment as the Chief Executive Officer of Siebel Systems in April 2005 and held by Mr. Shaheen immediately prior to the effective time of the Siebel Systems merger will be converted automatically into an option to purchase shares of Oracle common stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Systems stock option immediately prior to the effective time of the Siebel Systems merger. The number of shares and exercise price of each option will be appropriately adjusted to reflect the Option Exchange Ratio. As of September 12, 2005, Mr. Shaheen held options to purchase 1,556,000 shares of Siebel Systems common stock granted to Mr. Shaheen in consideration for his services on the Siebel Systems board of directors, of which 23,000 were unvested. Of the 1,556,000 shares of Siebel Systems common stock subject to options, 1,440,000 shares are held for the benefit of Accenture (formerly Andersen Consulting LLP) pursuant to an agreement between Mr. Shaheen and Accenture. Mr. Shaheen has disclaimed beneficial ownership of these shares. None of the remaining 116,000 shares have an exercise price below the cash consideration of $10.66 per share. In connection with his appointment as Chief Executive Officer of Siebel Systems, Mr. Shaheen agreed that all existing stock options and restricted stock granted to Mr. Shaheen in his capacity as a member of Siebel Systems’ board of directors ceased vesting as of the first day of his employment. As of September 12, 2005, Mr. Shaheen beneficially owned an aggregate of 146,641 shares of Siebel Systems common stock.

In addition, in connection with his appointment as Chief Executive Officer of Siebel Systems, Mr. Shaheen was granted (i) an option to purchase an additional 2,000,000 shares of Siebel Systems common stock at a per share exercise price of $9.00 (the “Shaheen Option”) and (ii) an award of 350,000 restricted stock units (the “Shaheen Restricted Stock Units”). The Shaheen Option and Shaheen Restricted Stock Units that remain unvested or unissued as of the effective time of the Siebel Systems merger will be subject to the terms of Mr. Shaheen’s offer of employment with Siebel Systems (please see “Offer Letter of Employment with George T. Shaheen” below).

Offer Letter of Employment with George T. Shaheen

Siebel Systems entered into an offer letter of employment with George T. Shaheen, its Chief Executive Officer, effective as of April 12, 2005. Under the terms of the employment agreement, Mr. Shaheen’s 2005 annual base salary is $1,000,000 and target annual bonus is 125% of his base salary (but may be increased up to 200% of his base salary for substantially exceeding certain objectives set by the Siebel Systems board of directors). For the fiscal year ended December 31, 2005, Mr. Shaheen’s guaranteed annual bonus is $1,250,000, pro-rated for the portion of the year that Mr. Shaheen was employed by Siebel Systems, subject to applicable tax withholding. On April 30, 2005, Mr. Shaheen was granted the Shaheen Option to purchase 2,000,000 shares, which are scheduled to vest over a five-year period, and the Shaheen Restricted Stock Units, of which 150,000 shares vested on June 30, 2005 and the remaining 200,000 shares are scheduled to vest on April 13, 2007.

Mr. Shaheen’s offer of employment provides that in the event of the consummation of a change in control of Siebel Systems (which the Siebel Systems merger will constitute for this purpose), upon the execution by Mr. Shaheen of a release of claims and a two-year consulting agreement (which will include a non-competition agreement), Mr. Shaheen will receive:

•	a lump sum payment of two years’ base salary and target bonus (which amount will be deemed in part an advance payment for the two-year consulting agreement);

•	reimbursement of medical benefit plan premiums for one year following the date of termination;

•	immediate vesting in full of the Shaheen Option and any unvested shares pursuant to the Shaheen Restricted Stock Units; and

•	a one-year period following termination of employment to exercise vested options, including the Shaheen Option, to the extent such options do not otherwise expire prior to or during this one-year period.

Compensation received by Mr. Shaheen in connection with post-termination employment with another company will not reduce any severance payment provided under his offer letter of employment.

Mr. Shaheen is not expected to be employed by Oracle or Siebel Systems following the consummation of the Siebel Systems merger. Upon the consummation of the Siebel Systems merger, Mr. Shaheen will be entitled to receive the severance benefits described above. Mr. Shaheen will not be entitled to any additional severance benefits in the event that he is terminated without cause following the consummation of the Siebel Systems merger. In accordance with the terms of his offer letter of employment, Mr. Shaheen will have a one-year period following termination of his employment to exercise his vested options. Mr. Shaheen will be entitled to receive severance benefits described above, subject to signing a release of claims and a two-year consulting agreement (which will include a non-competition agreement) with Oracle effective upon the consummation of the Siebel Systems merger. Mr. Shaheen will receive no additional payments or stock option grants for any services under the consulting agreement.

Mr. Shaheen’s employment agreement also provides that in the event any payment or benefit that he would receive from Siebel Systems as a result of the occurrence of a change in control would constitute a “parachute payment” pursuant to Section 280G of the Code, as amended, and be subject to excise tax under Section 4999 of the Code, Siebel Systems shall increase such payment or benefit by an additional amount so as to ensure that Mr. Shaheen does not bear the economic burden of such excise tax or incur taxes on such increase in payment or benefit, provided that Mr. Shaheen uses commercially reasonable efforts to cooperate with Siebel Systems to reduce the excise tax and the increase in payment or benefit during the course of his employment or before, after and in connection with any change in control. A substantial portion of the payments of base salary and bonus discussed above, as well as the value of the vested Shaheen Option and Shaheen Restricted Stock Units, are expected to constitute parachute payments and thus trigger the obligation of Siebel Systems to increase the payments.

Change in Control Arrangements

Senior Executive Retention Benefit Plan.  Edward Y. Abbo, Peter Burridge, Bruce A. Cleveland, Kenneth A. Goldman, Perry Keating, Steven M. Mankoff, Leslie J. Rechan, and George T. Shaheen, along with several other non-Section 16 officers (each, an “executive officer” and, collectively, the “executive officers”), are participants under the Senior Executive Retention Benefit Plan (the “Executive Retention Plan”). Under the Executive Retention Plan, in the event that, within 12 months following the consummation of a change in control of Siebel Systems (which the Siebel Systems merger will constitute for this purpose):

•	the employment of an executive officer with Siebel Systems is involuntarily terminated without cause (which means (i) a material act of dishonesty in connection with his employment with Siebel Systems; (ii) conviction of, or plea of nolo contendere to, a felony; (iii) gross misconduct in connection with the performance of his duties that is not cured within 30 days following written explanation by Siebel Systems; (iv) death or permanent disability preventing him from performing the usual and necessary functions of his position; (v) willful material breach of his obligations as an employee of Siebel Systems that is not cured within 30 days following written explanation by Siebel Systems; or (vi) willful failure to materially comply with policies of Siebel Systems that is not cured within 30 days following written explanation by Siebel Systems); or

•	the executive officer voluntarily resigns for good reason (which means the voluntary resignation from employment by the executive officer following the occurrence of one or more of the following (without cure within 30 days following written notice by the executive officer to Siebel Systems): (i) a reduction of at least 10% in the executive officer’s target earnings; (ii) the failure to provide the executive officer with benefits that, in the aggregate, are substantially comparable in value to those to which similarly-situated employees of the surviving entity following a change in control event are entitled; (iii) a change in an executive officer’s principal work location to a location more than 50 miles from such executive officer’s principal work location immediately prior to the Siebel Systems merger, without such executive officer’s written consent; or (iv) any material reduction in the executive officer’s duties or responsibilities (other than a reduction solely by reason of the executive officer’s duties or responsibilities being performed in a company that is substantially larger than Siebel Systems), then such executive officer would be entitled to receive:

•	cash payment(s) equal to 18 months of such executive officer’s annual base salary and maximum target annual bonus or commissions for the year in which such executive officer is terminated;

•	continuation of health and welfare benefits for a period of 18 months; and

•	immediate acceleration of all unvested stock awards held by the executive officer and removal of any holding periods applicable to any stock awards held by the executive officer.

As a condition to receiving benefits under the Executive Retention Plan, each eligible executive officer must execute a general release of claims in favor of Siebel Systems.

Oracle has not yet determined whether the Siebel Systems executive officers will be employed by New Oracle or Siebel Systems following the consummation of the Siebel Systems merger. If an executive officer is terminated by New Oracle without cause or resigns for good reason following the consummation of the Siebel Systems merger, then such executive officer would be entitled to receive the severance benefits under the Executive Retention Plan described above.

For illustrative purposes only, the table below sets forth hypothetical amounts and shares subject to stock awards that each executive officer (as of the date of the merger agreement) may be entitled to pursuant to the Executive Retention Plan as if such payments become payable as of December 31, 2005:

Executive Officer	Cash Payment	Health and Welfare Benefit Premiums(1)	Unvested Stock Awards as of December 31, 2005
Edward Y. Abbo	$1,272,000	$24,552	295,000
Peter Burridge(2)	$927,420	$10,295	200,000
Bruce Cleveland	$1,500,000	$24,552	400,000
Kenneth A. Goldman	$1,272,000	$24,552	2,085,000
Perry E. Keating	$(3)	$(3)	0	(4)
Steven M. Mankoff	$1,018,155	$24,552	345,000
Leslie J. Rechan	$984,165	$24,552	462,500

(1)	Based upon each executive officer’s elections and benefit costs as of October 30, 2005.

(2)	The cash payment to Mr. Burridge is to be made in Singaporean dollars. The cash payment reflected hereto is denominated in U.S. dollars and is based upon a conversion rate as of November 16, 2005 of 0.58.

(3)	Mr. Keating served as Senior Vice President of Siebel Systems as of the adoption of the merger agreement. Mr. Keating resigned as of November 30, 2005. In connection with his resignation, and in consideration of a general release of claims, Mr. Keating will receive from Siebel Systems a lump sum payment of $600,000, less state and federal withholdings.

(4)	Mr. Keating’s options to purchase 250,000 shares of Siebel Systems common stock were granted on October 31, 2005 and were therefore not subject to accelerated vesting under the Executive Retention Plan.

Executive Offer Letters of Employment.  The Executive Retention Plan provides that if an executive officer has executed an individually negotiated employment agreement with Siebel Systems relating to severance benefits that are in effect on his or her termination date and which, in the plan administrator’s determination, provides for severance benefits that are greater in value than the severance benefits provided for by the Executive Retention Plan, such executive officer’s severance benefit, if any, shall be governed by the terms of such individually negotiated employment agreement. Siebel Systems has entered into employment agreements with certain of its executive officers that contain severance provisions that may be triggered in connection with the Siebel Systems merger. The plan administrator has determined that, other than for Mr. Shaheen, the severance benefits provided by the Executive Retention Plan are greater in value than each executive officer’s individually negotiated employment agreement, and therefore the Executive Retention Plan will govern each executive officer’s severance benefits. These executive officers would not be entitled to additional benefits under their individually negotiated employment agreements. The severance benefits for Mr. Shaheen will be governed by his individually negotiated employment agreement with Siebel Systems. Mr. Shaheen would not entitled to additional benefits under the Executive Retention Plan.

Voting and Consulting Agreement

On September 12, 2005, Thomas M. Siebel, Thomas M. Siebel as Trustee of the Siebel Living Trust u/a/d 7/29/93, Siebel Asset Management, L.P., and Siebel Asset Management III, L.P. (each, a “Siebel Agreement Stockholder” and, collectively, the “Siebel Agreement Stockholders”), who, as of the date of September 11, 2005, beneficially owned in the aggregate approximately seven percent of the outstanding shares of Siebel Systems common stock, entered into a voting and consulting agreement with Oracle (the “voting and consulting agreement”).

Pursuant to the voting and consulting agreement, the Siebel Agreement Stockholders have agreed that they will vote their shares of Siebel Systems common stock in favor of: (i) the adoption of the Siebel Systems merger agreement; and (ii) each of the other transactions contemplated by the merger agreement.

In addition, Mr. Siebel agreed to provide consulting services to Oracle or any of its affiliates during the period beginning on the closing date of the Siebel Systems merger and ending April 30, 2008, or such longer period as may be agreed to by the parties. Mr. Siebel would be reimbursed for any necessary and reasonable business expenses incurred in connection with the performance of his duties as a consultant. During the consulting term under the voting and consulting agreement, Mr. Siebel’s options to purchase shares of Siebel Systems common stock, which will be converted into options to purchase shares of Oracle common stock, will remain outstanding in accordance with their terms.

Mr. Siebel has further agreed that, during the consulting term, he will not directly or indirectly (i) engage in, whether as an employee, agent, consultant, advisor, independent contractor, proprietor, partner, officer, director or otherwise, or have any ownership interest in (except for ownership of one percent or less of any publicly-held entity), or participate in or facilitate the financing, operation, management or control of, any firm partnership, corporation, entity or business that engages or participates in a business which is competitive in any way with the business of Siebel Systems and its affiliates as conducted as of the date of the voting and consulting agreement (a “competing business purpose”); (ii) assist any firm partnership, corporation, entity or business in developing, establishing, or engaging or participating in, a competing business purpose; or (iii) interfere with the business of Oracle or any of its affiliates, or approach, contact or solicit Oracle’s, or any of its affiliates’ customers in connection with a competing business purpose.

Accounting Treatment

Oracle accounts for acquisitions under Financial Accounting Board Statement No. 141, Business Combinations. In accordance with business combination accounting, Oracle allocates the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the mergers that are expected to apply generally to U.S. holders (as defined below) of Siebel Systems common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Siebel Systems common stock that is:

•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the mergers will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) as to the U.S. federal income tax consequences of the mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

This discussion only addresses U.S. holders who hold shares of Siebel Systems common stock as capital assets and does not purport to be a complete analysis of all potential tax effects of the mergers. In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the mergers (whether or not such transactions occur in connection with the mergers), including, without limitation, any exercise of a Siebel Systems option or the acquisition or disposition of shares of Siebel Systems common stock other than pursuant to the mergers. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances or to a U.S. holder subject to special rules, such as:

•	U.S. holders subject to special treatment under the U.S. federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies, or tax-exempt organizations),

•	a U.S. holder that holds Siebel Systems common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy,

•	a U.S. holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar,

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes,

•	a U.S. holder liable for the alternative minimum tax,

•	a U.S. holder who acquired Siebel Systems common stock pursuant to the exercise of options or otherwise as compensation,

•	a U.S. holder that holds Siebel Systems common stock which constitutes either “qualified small business stock” for purposes of Section 1202 of the Code or “section 1244 stock” for purposes of Section 1244 of the Code, or

•	a Siebel Systems stockholder who actually or constructively owns one percent or more of Oracle common stock.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the mergers. Accordingly, we strongly urge each Siebel Systems stockholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the mergers.

In the opinion of each of Davis Polk & Wardwell and Cooley Godward, the following are the material U.S. federal income tax consequences of the mergers to U.S. holders, New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub (the “registration statement tax opinions”).

Consequences to U.S. Holders Who Do Not Elect Stock

A U.S. holder who does not make a stock election, or who otherwise receives only cash in the transaction as a result of an occurrence described below under the heading “Alternative Taxable Transaction,” will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in the Siebel Systems merger and such holder’s tax basis in the shares of Siebel Systems common stock surrendered therefor. Such gain or loss will be long-term capital gain or loss if, as of the effective time of the Siebel Systems merger, the holding period for such Siebel Systems common stock is more than one year.

Consequences to U.S. Holders Who Elect Stock

Based on certain representations, covenants, and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the Siebel Systems merger, it is the opinion of each of Davis Polk & Wardwell, counsel to Oracle, and Cooley Godward, counsel to Siebel Systems (together with Davis Polk & Wardwell, “tax counsel”), that except as described below under “Alternative Taxable Transaction,” the mergers, taken together, will be treated as exchanges described in Section 351 of the Code.

Except as described below under “Alternative Taxable Transaction,” it is a condition to the mergers that (i) Oracle receive an opinion of Davis Polk & Wardwell, dated as of the effective time of the Siebel Systems merger, that (A) for U.S. federal income tax purposes the Oracle merger, taken in and by itself, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or the exchanges of Oracle common stock and Siebel Systems common stock for New Oracle common stock pursuant to the mergers, taken together, will constitute exchanges described in Section 351 of the Code and (B) Oracle shall not recognize gain or loss for U.S. federal income tax purposes as a result of the mergers and the stockholders of Oracle shall not recognize any gain or loss for U.S. federal income tax purposes as a result of the Oracle merger, and (ii) Siebel Systems receive an opinion from Cooley Godward, dated as of the effective time of the Siebel Systems merger, to the effect that for U.S. federal income tax purposes the exchanges of Oracle common stock and Siebel Systems common stock for New Oracle common stock pursuant to the mergers, taken together, will constitute exchanges described in Section 351 of the Code (such opinions, the “closing date tax opinions”). In the event that either Oracle or Siebel Systems waives this condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the mergers taking this into consideration.

The registration statement tax opinions have relied, and the closing date tax opinions will each rely, on (1) representations and covenants made by New Oracle, Oracle and Siebel Systems, including those contained in certificates of officers of New Oracle, Oracle and Siebel Systems, and (2) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel’s ability to provide the opinions will depend on, the absence of changes in relevant existing facts or in relevant law between the date of this proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described in the opinions that tax counsel have delivered. Tax counsel’s opinions neither bind the IRS nor preclude the IRS or the courts from adopting a contrary position.

Except as described below under “Alternative Taxable Transaction,” the following are the material U.S. federal income tax consequences of the mergers to U.S. holders who elect stock in the Siebel Systems merger. At the time that a U.S. holder makes an election to receive stock, such holder will not know if, and to what extent, the proration procedures will alter the mix of the consideration to be received. As a result, the tax consequences to each U.S. holder will not be ascertainable with certainty until such holder knows the precise amount of New Oracle common stock that will be received in the mergers.

Receipt Solely of New Oracle Common Stock.

If as a result of a stock election, a U.S. holder receives solely New Oracle common stock, the U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon its exchange of shares of Siebel Systems common stock for New Oracle common stock. Such holder will have a tax basis in the New Oracle common stock received in the Siebel Systems merger equal to the tax basis of the Siebel Systems common stock surrendered therefor. The holding period for New Oracle common stock received in the Siebel Systems merger will include the holding period for the Siebel Systems common stock surrendered therefor.

Receipt of New Oracle Common Stock and Cash.

If as a result of a stock election, a U.S. holder receives a combination of New Oracle common stock and cash in the Siebel Systems merger, the U.S. holder will recognize gain, but not loss, on the exchange. Subject to the discussion below regarding Section 304 of the Code, gain recognized will equal the lesser of the amount of cash received and the gain realized. The gain realized will be the excess of (i) the sum of the fair market value of New Oracle common stock received in the Siebel Systems merger and the amount of cash received in the Siebel Systems merger over (ii) the holder’s tax basis in the Siebel Systems common stock surrendered in the Siebel Systems merger. For this purpose, a holder must calculate gain or loss separately for each identifiable block of shares of Siebel Systems common stock that is surrendered in the exchange, and the holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares.

Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if the holding period for shares of the Siebel Systems common stock that are surrendered in the exchange is more than one year as of the effective time of the Siebel Systems merger.

The aggregate tax basis of the New Oracle common stock received by a U.S. holder will be the same as the aggregate tax basis of the shares of Siebel Systems common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized. The holding period of the New Oracle common stock received in the Siebel Systems merger will include the holding period of the shares of Siebel Systems common stock surrendered in exchange therefor.

Application of Section 304 of the Code

The results described above may be altered if, contrary to expectations, Section 304 of the Code applies to the Siebel Systems merger. Section 304 of the Code will apply to the Siebel Systems merger if the Siebel Systems stockholders, in the aggregate, own stock of New Oracle possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of New Oracle, taking into account certain constructive ownership rules under the Code and, in the case of a Siebel Systems stockholder who also owns Oracle common stock, taking into account any New Oracle common stock received by such Siebel Systems stockholder in the Oracle merger. In the unlikely event that Section 304 of the Code were to apply to the Siebel Systems merger, U.S. holders of Siebel Systems common stock who do not actually or constructively own any shares of Oracle common stock at the effective time of the Siebel Systems merger will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such U.S. holder’s tax basis in its Siebel Systems common stock that is exchanged for such cash. U.S. holders of Siebel Systems common stock who actually or constructively own shares of Oracle common stock should consult their own tax advisors as to the amount and character of any income in the event that Section 304 of the Code applies to the Siebel Systems merger.

Cash Instead of Fractional Shares

New Oracle intends to take the position that the receipt of cash instead of a fractional share of New Oracle common stock by a U.S. holder of Siebel Systems common stock may be treated as cash received in exchange for Siebel Systems common stock as described above under “Receipt of New Oracle Common Stock and Cash.” It is possible, however, that the receipt of cash instead of a fractional share of New Oracle common stock may be treated as if the U.S. holder received the fractional share in the Siebel Systems merger and then received the cash in redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional share and the holder’s tax basis allocable to such fractional share.

Information on Mergers to Be Filed with Siebel Systems Stockholders’ Returns

U.S. holders electing to receive New Oracle common stock are required to attach a statement to their tax returns for the year in which the mergers are consummated that contains the information listed in Treasury Regulation Section 1.351-3. Such statement must include their tax basis in their Siebel Systems common stock and a description of the New Oracle common stock received.

Alternative Taxable Transaction

In the event that Siebel Systems stockholders electing to receive New Oracle common stock hold less than six percent of the issued and outstanding shares of Siebel Systems common stock, the transaction will be completed as a “reverse triangular merger” in which a wholly owned subsidiary of Oracle will merge with and into Siebel Systems, and holders of Siebel Systems common stock will receive only cash consideration in such merger. In that event, U.S. holders will be taxed in the manner described above under “Consequences to U.S. Holders Who Do Not Elect Stock.”

Information Reporting and Backup Withholding

Payments of cash pursuant to the Siebel Systems merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub

None of New Oracle, Oracle, Ozark Merger Sub, Siebel Systems and Sierra Merger Sub will recognize any gain or loss for U.S. federal income tax purposes as a result of the mergers.

Regulatory Matters

United States Antitrust.  Under the HSR Act and its associated rules, the Siebel Systems merger may not be completed until notifications have been submitted and certain information and materials have been furnished to and reviewed by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission and the required waiting period has expired or terminated. Oracle and Siebel Systems have filed the required notification and report forms under the HSR Act with the Federal Trade Commission and the Department of Justice. On November 15, 2005, the Antitrust Division of the United States Department of Justice informed the parties that its investigation of the proposed transaction was closed. The applicable waiting period under the HSR Act expired on November 18, 2005.

European Union.  Both Oracle and Siebel Systems conduct business in member states of the European Union. Council Regulation No. 139/2004 and accompanying regulations require notification to and approval by the European Commission of specific mergers or acquisitions involving parties with worldwide sales and individual European Union sales exceeding specified thresholds before these mergers and acquisitions can be implemented. On November 18, 2005, the parties duly notified the transaction pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings). On December 22, 2005, the Commission of the European Communities provided to Oracle its decision approving the transaction pursuant to the EU Merger Regulation.

Other Jurisdictions.  Oracle and Siebel Systems also have made regulatory filings seeking clearance of the Siebel Systems merger in Brazil, South Africa and South Korea. On December 7, 2005, the antitrust authority of Brazil, CADE, approved the transaction without any conditions or restrictions. Oracle and Siebel Systems expect to make additional regulatory filings in Canada and South Korea, as required. In addition to those countries or jurisdictions described above, Oracle and Siebel Systems own property and conduct operations in a number of foreign countries. In connection with completion of the Siebel Systems merger, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Oracle and Siebel Systems are currently evaluating further information regarding the applicability of any such laws and intend to take such action as they may require.

General.  There can be no assurance that a challenge to the Siebel Systems merger on antitrust grounds will not be made or, if a challenge is made, that it would not be successful. It is possible that governmental authorities having jurisdiction over Oracle and Siebel Systems may seek regulatory concessions as conditions for granting approval of the Siebel Systems merger.

Appraisal Rights

Holders of shares of Siebel Systems common stock are entitled to appraisal rights under Section 262 (“Section 262”) of the Delaware General Corporation Law, provided that they comply with the conditions established by Section 262. Holders of shares of Oracle common stock do not have appraisal rights under Section 262 or otherwise in connection with the transaction. Section 262 is reprinted in its entirety as Annex C to this proxy statement/prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex C.

This discussion and Annex C should be reviewed carefully by any stockholder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. Stockholders of record who desire to exercise their appraisal rights must: (i) hold shares of Siebel Systems on the date of making a demand for appraisal; (ii) continuously hold such shares through the effective time of the Siebel Systems merger; (iii) deliver a properly executed written demand for appraisal to Siebel Systems prior to the vote by the stockholders of Siebel Systems on the Siebel Systems merger; (iv) not vote in favor of the adoption of the Siebel Systems merger agreement or consent thereto in writing; (v) file any necessary petition in the Delaware Court of Chancery (the “Delaware Court”), as more fully described below, within 120 days after the effective time of the Siebel Systems merger; and (vi) otherwise satisfy all of the conditions described more fully below and in Annex C. A record holder of shares of Siebel Systems common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the Siebel Systems merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the Siebel Systems merger agreement nor consents thereto in writing will be entitled, if the Siebel Systems merger is consummated, to receive payment of the fair value of his shares of Siebel Systems common stock, exclusive of any element of value arising from the accomplishment of expectation of the merger, together with a fair rate of interest, if any, as determined by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a “stockholder” or “holders of shares of common stock” are to the record holder or holders of shares of Siebel Systems common stock.

Under Section 262, not less than 20 days prior to the special meeting, Siebel Systems is required to notify each stockholder eligible for appraisal rights of the availability of such appraisal rights. This proxy statement/prospectus constitutes notice to holders of Siebel Systems common stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein and otherwise comply with Section 262. A written demand for appraisal of any shares of Siebel Systems common stock must be filed with Siebel Systems before the taking of the vote on the adoption of the Siebel Systems merger agreement. Such written demand must reasonably inform Siebel Systems of the identity of the stockholder of record and of such stockholder’s intention to demand appraisal of the Siebel Systems common stock held by such stockholder. This written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Siebel Systems merger agreement. Voting against, abstaining from voting on, failing to return a proxy with respect to, or failing to vote on the adoption of the Siebel Systems merger agreement will not constitute a demand for appraisal under Section 262. Stockholders who desire to exercise appraisal rights must not vote in favor of the adoption of the Siebel Systems merger agreement or consent thereto in writing. Voting in favor of the Siebel Systems merger agreement or delivering a proxy in connection with the special meeting (unless the proxy instructs the shares to be voted against, or expressly abstained from being voted on, the adoption of the Siebel Systems merger agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on the certificate or certificates representing the shares of Siebel Systems common stock. A person having a beneficial interest in shares of Siebel Systems common stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein (and otherwise set forth in Section 262) properly and in a timely manner to perfect any appraisal rights. If the shares of Siebel Systems common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner or by the fiduciary. If the shares of Siebel Systems common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Siebel Systems common stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Siebel Systems common stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to Siebel Systems at the address listed on page 105 of this proxy statement/prospectus. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Siebel Systems common stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the adoption of the Siebel Systems merger agreement will not constitute such a demand.

Within 10 days after the effective time of the Siebel Systems merger, Siebel Systems must provide notice of the effective time of the Siebel Systems merger to all stockholders who have submitted demands for appraisal under Section 262. Within 120 days after the effective time of the Siebel Systems merger, either Siebel Systems or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Siebel Systems in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Siebel Systems does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Siebel Systems will file such a petition or that Siebel Systems will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the Siebel Systems merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Siebel Systems a statement setting forth the aggregate number of shares of Siebel Systems common stock not voted in favor of the adoption of the Siebel Systems merger agreement and with respect to which demands for appraisal were received by Siebel Systems and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Siebel Systems or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Siebel Systems common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Siebel Systems merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court may take into account all relevant factors. The Delaware Supreme Court has discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that, “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.

Although we believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration to be received if they do not seek appraisal of their shares. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for the purposes of Section 262, the “fair value” of a share of Siebel Systems common stock is less than the merger consideration. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorney’s and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder of Siebel Systems, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any holder of shares of Siebel Systems common stock who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the Siebel Systems merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the Siebel Systems merger.

At any time within 60 days after the effective time of the Siebel Systems merger, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Siebel Systems merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Siebel Systems. If no petition for appraisal is filed with the Delaware Court within 120 days after the effective time of the Siebel Systems merger, stockholders’ rights to appraisal, if available, will cease, and all holders of shares of Siebel Systems common stock will be entitled to receive the merger consideration. Inasmuch as Siebel Systems has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Siebel Systems common stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Siebel Systems a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Siebel Systems and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in termination of such rights. In view of the complexity of these provisions of Delaware law, stockholders who are considering exercising their rights under Section 262 should consult with their legal advisors.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

This proxy statement/prospectus does not cover any resale of the New Oracle common stock to be received by Siebel Systems’ stockholders upon completion of the Siebel Systems merger, and no person is authorized to make any use of this document in connection with any resale.

All New Oracle common stock that Siebel Systems stockholders receive in the Siebel Systems merger will be freely transferable, with the exception of the New Oracle common stock received by persons who are deemed to be “affiliates” of Siebel Systems under the Securities Act of 1933 and the related SEC rules and regulations, at the time of the special meeting. These “affiliates” may resell their New Oracle common stock only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under that Act. Persons who may be deemed to be affiliates of Siebel Systems for these purposes generally include individuals or entities that control, are controlled by, or are under common control with Siebel Systems and may include some officers, directors and principal stockholders of Siebel Systems. The merger agreement requires Siebel Systems to use its reasonable best efforts to obtain a written agreement from each person who is an affiliate of Siebel Systems as soon as practicable and, in any event, at least 10 days prior to the effective time of the Siebel Systems merger, an executed letter agreement to the effect that those persons will not offer or sell or otherwise dispose of any New Oracle common stock issued to them in the Siebel Systems merger in violation of the Securities Act or the related SEC rules and regulations.

Description of Ongoing Litigation Regarding the Proposed Transaction

Siebel Systems and members of its board of directors were named in three purported stockholder class action complaints filed in California in the San Mateo County Superior Court. These cases are captioned Showers v. Siebel et al., No. CIV 449535, Sheldon Miller, PC Deferred Benefits Plan v. Siebel Systems, Inc. et al., No. CIV 449534, both filed on September 12, 2005, and Corwin v. Siebel Systems, Inc. et al., No. CIV 449608, filed on September 15, 2005. Oracle is also named as a defendant in the Miller and Corwin complaints. Each of the complaints alleges, among other things, that the consideration being paid by Oracle for the purchase of Siebel Systems is inadequate and that the directors have breached their fiduciary duties by entering into the agreement without seeking to maximize stockholder value. The Miller and Corwin complaints allege that Oracle aided and abetted the Siebel Systems directors’ alleged breaches of fiduciary duty. On December 8, the San Mateo County Superior Court consolidated the Showers, Miller and Corwin actions, but refused to appoint lead counsel in the consolidation action. On December 21, 2005, plaintiffs in the Showers, Miller and Corwin actions filed what purports to be an amended consolidated complaint. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the merger agreement without seeking to maximize shareholder value, that the termination fee of $140 million in the merger agreement is excessive and that the directors breached their fiduciary duties by agreeing in the merger agreement not to solicit a higher bid for Siebel Systems. The complaint also alleges that the earlier versions of this proxy statement/prospectus omit material facts relating to Siebel Systems’ forecasts or projections Oracle’s projected earnings, Goldman Sachs’ analysis of the transaction, the negotiations leading to the transaction, the terms of the consulting agreements to be entered into between Oracle and Thomas M. Siebel and George Shaheen and other matters. Finally, the complaint alleges that the directors breached their duties in connection with the administration of Siebel Systems’ 1996 and 1998 Equity Incentive Plans, which allegedly resulted in options being granted at a lower exercise price than they should have been. The complaint alleges that, as a result, the recipients of those options are receiving a greater share of the consideration being paid by Oracle and the alleged options repricing increased the expenses to be incurred by Oracle. According to the complaint, these alleged increased expenses have purportedly resulted in Oracle offering a lower price per share to Siebel Systems’ shareholders. The complaint alleges that Oracle aided and abetted the directors’ breaches of duties.

On December 22, 2005, plaintiffs in the Showers, Miller and Corwin actions informed Siebel Systems and Oracle that if they did not meet their demands they would seek expedited discovery and move for a preliminary injunction to enjoin the merger. On December 23, 2005, plaintiffs in the Showers, Miller and Corwin actions served notices of depositions of four senior executives of Siebel Systems and Oracle and one senior executive of Perseus to take place during the week of January 2, 2006. Included in the notices of depositions are requests for documents from all deponents.

Siebel Systems has obligations under certain circumstances to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and Siebel System’s bylaws and certificate of incorporation. An unfavorable outcome in any of these lawsuits could prevent or delay the consummation of the mergers, or result in substantial costs to Siebel Systems and/or Oracle. It is also possible that other similar lawsuits may be filed in the future. Siebel Systems cannot estimate any possible loss from current or future litigation at this time.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Oracle common stock and Siebel Systems common stock are each listed and principally traded on the Nasdaq Stock Market. Oracle’s symbol is ORCL and Siebel Systems’ symbol is SEBL. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of Oracle common stock and Siebel Systems common stock, in each case as reported on the Nasdaq Stock Market, and the cash dividends per common share, as reported, respectively, in Oracle’s Annual Report on Form 10-K for the year ended 2005 with respect to years 2004 and 2005 and Siebel Systems’ Annual Report on Form 10-K for the year ended 2004 with respect to years 2004 and 2003, and thereafter as reported in published financial sources. Oracle and Siebel Systems have different fiscal year and quarter ends. Accordingly, the comparative per share market price and dividend information below reflects the Oracle fiscal years ending May 31, 2003, 2004 and 2005, and the Siebel Systems fiscal years ending December 31, 2003 and 2004.

	Oracle Common stock			Siebel Systems Common stock
	Market Price			Market Price
	High	Low	Dividends	High	Low	Dividends
2003
First Quarter	$11.19	$7.32	$0.00	$9.76	$7.85	$0.00
Second Quarter	$12.15	$7.64	$0.00	$11.70	$7.75	$0.00
Third Quarter	$13.11	$10.53	$0.00	$11.01	$8.76	$0.00
Fourth Quarter	$13.26	$10.68	$0.00	$14.49	$10.40	$0.00
2004
First Quarter	$13.65	$11.29	$0.00	$15.94	$10.50	$0.00
Second Quarter	$13.76	$11.25	$0.00	$12.40	$9.65	$0.00
Third Quarter	$14.89	$12.40	$0.00	$10.14	$7.05	$0.00
Fourth Quarter	$13.08	$11.23	$0.00	$10.52	$8.19	$0.00
2005
First Quarter	$11.93	$9.90	$0.00	$10.44	$8.48	$0.00
Second Quarter	$13.39	$9.86	$0.00	$9.68	$8.26	$0.025
Third Quarter	$14.63	$12.66	$0.00	$10.36	$8.19	$0.00
Fourth Quarter (up to December 22, 2005 for Siebel Systems)	$13.62	$11.52	$0.00	$10.57	$10.28	—
2006
First Quarter	$14.05	$12.34	$0.00	N/A	N/A	N/A
Second Quarter (up to December 22, 2005 for Oracle)	$13.64	$11.98	—	N/A	N/A	N/A

On September 9, 2005, the last full trading day before the announcement of the proposed transaction, the closing sales price per share of Oracle common stock on the Nasdaq Stock Market was $13.28, and the closing sales price per share of Siebel Systems common stock on the Nasdaq Stock Market was $9.13. On December 22, 2005, the most recent practicable date prior to the printing of this document, the reported closing sales price per share of Oracle common stock was $12.32 and the reported closing sales price per share of Siebel Systems common stock was $10.57. You should obtain current market quotations for Oracle and Siebel Systems common stock prior to deciding whether to vote for the transaction.

HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma per share data for Oracle and historical and equivalent unaudited pro forma per share data for Siebel Systems. The unaudited pro forma financial data assumes that the Siebel Systems merger was completed on June 1, 2004.

The unaudited pro forma per share data for Oracle has been based upon the historical average number of outstanding Oracle common stock adjusted to include the number of Oracle common stock that would be issued in the Siebel Systems merger under the assumed Conversion Ratio of 0.79. The unaudited pro forma equivalent per share data for Siebel Systems has been based on the unaudited pro forma amounts per share for Oracle, multiplied by the assumed Conversion Ratio of 0.79.

You should read the information set forth below with the historical consolidated financial data of Oracle and Siebel Systems contained in the annual reports and other information that have been filed with the SEC, which in the case of Oracle are included in the Annexes attached hereto and in the case of Siebel Systems are incorporated by reference. Please see “Where You Can Find More Information.” You should also read this information with the unaudited pro forma condensed combined financial information set forth on page 66 to page 79. You should not rely on the pro forma combined financial information as indicating either the historical results that Oracle and Siebel Systems would have had or the future results that Oracle shall experience after the merger.

	Historical		Pro Forma
(in millions, except per share data)	For the Year Ended May 31, 2005 Oracle	For the Twelve Months Ended Mar 31, 2005 Siebel Systems	For the Year Ended May 31, 2005 Oracle, PeopleSoft and Siebel Systems Combined	For the Year Ended May 31, 2005 Siebel Systems Equivalent
Earnings per share
Basic	$0.56	$0.15	$0.47	$0.37
Diluted	$0.55	$0.14	$0.45	$0.36
Weighted average shares outstanding
Basic	5,136	508	5,260
Diluted	5,231	532	5,390

	Historical		Pro Forma
(in millions, except per share data)	As of and for the Three Months Ended Aug 31, 2005 Oracle	As of and for the Three Months Ended Jun 30, 2005 Siebel Systems	As of and for the Three Months Ended Aug 31, 2005 Oracle and Siebel Systems Combined	As of and for the Three Months Ended Aug 31, 2005 Siebel Systems Equivalent
Earnings (loss) per share
Basic	$0.10	$(0.10)	$0.07	$0.06
Diluted	$0.10	$(0.10)	$0.07	$0.06
Weighted average shares outstanding
Basic	5,148	519	5,272
Diluted	5,244	519	5,387
Book value per share	$2.20	$4.28	$2.53	$2.00
Shares used to compute book value per share	5,149	521	5,273

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the unaudited pro forma condensed combined financial statements. The assumed Conversion Ration of .79 was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share		Effect on Siebel Systems Equivalent Pro Forma Earnings Per Share
	Basic	Diluted	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00	$0.09	$0.09
26% decrease in conversion ratio	$0.00	$0.01	$(0.10)	$(0.09)
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00	$0.01	$0.01
26% decrease in conversion ratio	$0.00	$0.00	$(0.02)	$(0.02)

Additionally, Oracle pro forma book value per share would decrease by $0.01 if the conversion ratio increased 26% and would increase by $0.02 if the conversion ratio decreased by 26% at August 31, 2005. Siebel Systems equivalent pro forma book value per share would increase by $0.50 if the conversion ratio increased 26% and would decrease by $0.51 if the conversion ratio decreased by 26% at August 31, 2005.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems after giving effect to Oracle’s acquisition of PeopleSoft on December 29, 2004, Oracle’s proposed acquisition of Siebel Systems, estimated borrowings used to finance these acquisitions and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition occurred on August 31, 2005. The unaudited pro forma condensed combined statement of operations of Oracle and Siebel Systems for the three months ended August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition had taken place on June 1, 2004 and were carried forward through August 31, 2005. The unaudited pro forma condensed combined statement of operations of Oracle, PeopleSoft and Siebel Systems for the year ended May 31, 2005 is presented as if the PeopleSoft acquisition, Siebel Systems acquisition and borrowings used to finance these acquisitions had taken place on June 1, 2004 and were carried forward through May 31, 2005.

In preparing the unaudited pro forma condensed combined financial statements, Oracle has assumed that holders of 30% of Siebel Systems common stock will elect to receive New Oracle common stock and have assumed that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced). We estimate that we will borrow $5.0 billion to finance the Siebel Systems acquisition and for general corporate purposes. Depending on the actual number of Siebel Systems shares outstanding as of the acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid and New Oracle common stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates and assumptions, some of which cannot be made prior to completion of the Siebel Systems acquisition, are subject to change upon the acquisition date and finalization of the valuation of Siebel Systems’ assets and liabilities. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, tangible assets and in-process research and development of Siebel Systems that exist as of the acquisition date.

The unaudited pro forma condensed combined financial statements do not include the effects of restructuring certain activities of pre-merger Oracle or Siebel Systems operations. These restructuring liabilities, once determined, may be material and may include costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Liabilities related to restructuring Siebel Systems’ operations would be recorded as an adjustment to the purchase price and an increase in goodwill. Liabilities related to restructuring Oracle’s operations would be recorded as expenses in Oracle’s statements of operations in the period that the costs are incurred. Oracle expects to be able to quantify estimated restructuring expenses upon completion of the acquisition of Siebel Systems.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Oracle that would have been reported had the acquisitions and borrowings been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Oracle. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings that Oracle may achieve with respect to the combined companies.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Oracle, PeopleSoft and Siebel Systems included in their respective annual reports on Form 10-K and quarterly reports on Form 10-Q. Oracle’s amended annual report on Form 10-K/A for the year ended May 31, 2005 and amended quarterly report on Form 10-Q/A are included as Annexes D and E to this proxy statement/prospectus.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of August 31, 2005

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	Aug 31, 2005	Jun 30, 2005
(in millions)	Oracle	Siebel Systems
ASSETS
Current assets:
Cash and cash equivalents	$3,790	$567	$1,110	(A)	$5,467
Marketable securities	842	1,674	—		2,516
Trade receivables, net	1,651	208	—		1,859
Deferred tax assets	476	20	—		496
Prepaid expenses and other current assets	430	36	—		466

Total current assets	7,189	2,505	1,110		10,804

Non-current assets:
Goodwill	7,215	283	1,960	(B)	9,458
Intangible assets, net	3,340	39	1,671	(C)	5,050
Property, net	1,404	67	—		1,471
Deferred tax assets	32	117	668	(D)	817
Other assets	416	32	—		448

Total non-current assets	12,407	538	4,299		17,244

Total assets	$19,596	$3,043	$5,409		$28,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term borrowings and current portion of long-term debt	$1,522	$—	$5,000	(E)	$6,522
Accounts payable and accrued liabilities	1,572	266	75	(F)	1,913
Income taxes payable	706	43	—		749
Accrued restructuring	117	39	—		156
Deferred revenues	2,630	331	(159	) (G)	2,802

Total current liabilities	6,547	679	4,916		12,142

Non-current liabilities:
Notes payable and long-term debt, net	157	—	—		157
Deferred tax liabilities	978	—	704	(D)	1,682
Other long-term liabilities	583	135	—		718

Total non-current liabilities	1,718	135	704		2,557

Stockholders’ equity	11,331	2,229	(211	) (H)	13,349

Total liabilities and stockholders’ equity	$19,596	$3,043	$5,409		$28,048

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended August 31, 2005

	Historical		Pro Forma Adjustments (Note 4)		Pro Forma Combined
	For the Three Months Ended
	Aug 31, 2005	Jun 30, 2005
(in millions, except per share data)	Oracle	Siebel Systems
Revenues:
New software licenses	$629	$78	$—		$707
Software license updates and product support	1,502	123	—		1,625

Software revenues	2,131	201	—		2,332
Services	637	112	—		749

Total revenues	2,768	313	—		3,081

Operating expenses:
Sales and marketing	615	88	1	(I)	704
Software license updates and product support	161	17	—		178
Cost of services	562	103	1	(I)	666
Research and development	400	73	1	(I)	474
General and administrative	156	27	—	(I)	183
Amortization of intangible assets	123	3	64	(J)	190
Acquisition related charges	28	—	—		28
Restructuring charges	11	74	—		85

Total operating expenses	2,056	385	67		2,508

Operating income (loss)	712	(72)	(67)		573
Interest expense	(21)	—	(69	) (K)	(90)
Interest income and other, net	42	16	—		58

Income (loss) before provision for income taxes	733	(56)	(136)		541
Provision for income taxes	214	(6)	(52	) (L)	156

Net income (loss)	$519	$(50)	$(84)		$385

Earnings (loss) per share:
Basic	$0.10	$(0.10)			$0.07

Diluted	$0.10	$(0.10)			$0.07

Weighted average common shares outstanding (Note 6):
Basic	5,148	519			5,272

Diluted	5,244	519			5,387

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended May 31, 2005

	Historical			Pro Forma Adjustments PeopleSoft (Note 5)		Pro Forma Adjustments Siebel Systems (Note 4)		Pro Forma Combined
	For the Year Ended May 31, 2005 Oracle	For the Seven Months Ended Dec 28, 2004 PeopleSoft	For the Twelve Months Ended Mar 31, 2005 Siebel Systems

(in millions, except per share data)
Revenues:
New software licenses	$4,091	$540	$436	$—		$—		$5,067
Software license updates and product support	5,330	745	478	—		—		6,553

Software revenues	9,421	1,285	914	—		—		11,620
Services	2,378	521	395	—		—		3,294

Total revenues	11,799	1,806	1,309	—		—		14,914

Operating expenses:
Sales and marketing	2,511	514	353	(4	) (M)	4	(I)	3,378
Software license updates and product support	618	89	73	—	(M)	1	(I)	781
Cost of services	2,033	475	371	(1	) (M)	5	(I)	2,883
Research and development	1,491	324	301	3	(M)	5	(I)	2,124
General and administrative	550	82	109	(3	) (M)	2	(I)	740
Amortization of intangible assets	219	69	9	187	(N)	254	(J)	738
Acquisition related	208	79	17	—		—		304
Restructuring	147	248	6	—		—		401

Total operating expenses	7,777	1,880	1,239	182		271		11,349

Operating income (loss)	4,022	(74)	70	(182)		(271)		3,565
Interest expense	(135)	—	—	(47	) (O)	(275	) (K)	(457)
Interest income and other, net	164	15	51	—		—		230

Income (loss) before provision for income taxes	4,051	(59)	121	(229)		(546)		3,338
Provision for income taxes	1,165	(26)	45	(88	) (P)	(210	) (L)	886

Net income (loss)	$2,886	$(33)	$76	$(141)		$(336)		$2,452

Earnings (loss) per share:
Basic	$0.56	$(0.09)	$0.15					$0.47

Diluted	$0.55	$(0.09)	$0.14					$0.45

Weighted average common shares outstanding (Note 6):
Basic	5,136	371	508					5,260

Diluted	5,231	371	532					5,390

See notes to unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 and the unaudited pro forma condensed combined statements of operations for the three months ended August 31, 2005 and for the year ended May 31, 2005 are based on the historical financial statements of Oracle, PeopleSoft and Siebel Systems after giving effect to Oracle’s acquisition of PeopleSoft on December 29, 2004, Oracle’s proposed acquisition of Siebel Systems, estimated borrowings used to finance these acquisitions and the assumptions and adjustments described in the notes herein.

Oracle accounts for acquisitions under Financial Accounting Standards Board Statement No. 141, Business Combinations. In accordance with business combination accounting, Oracle will allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. Oracle’s management has made significant assumptions and estimates in determining the preliminary purchase price and the preliminary allocation of the estimated purchase price in the unaudited pro forma condensed combined financial statements. The final determination of such assumptions and estimates cannot be made until Oracle completes the acquisition of Siebel Systems.

The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Oracle that would have been reported had the acquisitions and borrowings been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Oracle. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings that Oracle may achieve with respect to the combined companies.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Oracle, PeopleSoft and Siebel Systems included in their respective annual reports on Form 10-K and quarterly reports on Form 10-Q.

Accounting Periods Presented

Siebel Systems’ fiscal year ends on December 31, and its historical results have been aligned to more closely conform to Oracle’s May 31 fiscal year end by adding subsequent interim period results to their most recent fiscal year-end information and deducting the comparable preceding year interim period results as explained below. In addition, certain historical Siebel Systems balances have been reclassified to conform to the pro forma combined presentation. Transactions between Oracle and Siebel Systems were nominal during the periods presented. No pro forma adjustments were made to conform Siebel Systems’ accounting policies to Oracle’s accounting policies.

The unaudited pro forma condensed combined balance sheet as of August 31, 2005 is presented as if the Siebel Systems acquisition and borrowings used to finance the Siebel Systems acquisition occurred on August 31, 2005, and due to different fiscal period ends, combines the historical balance sheet of Oracle at August 31, 2005 and the historical balance sheet of Siebel Systems at June 30, 2005.

The unaudited pro forma condensed combined statement of operations of Oracle and Siebel Systems for the three months ended August 31, 2005 is presented as if the Siebel Systems acquisition and short-term borrowings used to finance the Siebel Systems acquisition had taken place on June 1, 2004 and, due to different fiscal period ends, combines the historical results of Oracle for the three months ended August 31, 2005 and the historical results of Siebel Systems for the three months ended June 30, 2005.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma condensed combined statement of operations of Oracle, PeopleSoft and Siebel Systems for the year ended May 31, 2005 is presented as if the PeopleSoft acquisition, Siebel Systems acquisition and borrowings to finance these acquisitions had taken place on June 1, 2004, and due to different fiscal period ends, combines the historical results of Oracle for the year ended May 31, 2005, the historical results of PeopleSoft for the seven months ended December 28, 2004 and the historical results of Siebel Systems for the twelve months ended March 31, 2005. Oracle has five months of operations of PeopleSoft in its historical results for the year ended May 31, 2005 as Oracle acquired a controlling interest of PeopleSoft on December 29, 2004.

Basis of Preliminary Purchase Price and Allocation

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates and assumptions, some of which cannot be made prior to completion of the Siebel Systems acquisition, are subject to change upon the acquisition date and finalization of the valuation of Siebel Systems’ assets and liabilities. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, tangible assets and in-process research and development of Siebel Systems that exist as of the acquisition date.

The final valuation of identifiable intangible assets may change significantly from Oracle’s preliminary estimates, which could result in a material change in the amortization of intangible assets. The fair value of options assumed and the intrinsic value associated with deferred stock-based compensation could change based on option activity through the acquisition date and based on changes in the stock prices of Oracle and Siebel Systems, all of which could materially change the valuation of options as of the acquisition date, the deferred stock-based compensation charges recorded as of the acquisition date and the associated amortization of stock-based compensation. Additionally, changes in the balances of Siebel Systems’ cash, marketable securities and other tangible assets and liabilities could differ substantially from June 30, 2005, which was the basis for developing Oracle’s fair value estimates in the pro forma condensed combined financial statements, to the date of the acquisition.

The unaudited pro forma condensed combined financial statements do not include the effects of restructuring certain activities of pre-merger Oracle or Siebel Systems operations. These restructuring liabilities, once determined, may be material and may include costs for severance, costs of vacating facilities and costs to exit or terminate other duplicative activities. Liabilities related to restructuring Siebel Systems’ operations would be recorded as an adjustment to the purchase price and an increase in goodwill. Liabilities related to restructuring Oracle’s operations would be recorded as expenses in Oracle’s statements of operations in the period that the costs are incurred.

2.	SIEBEL SYSTEMS ACQUISITION

On September 12, 2005, Oracle entered into a merger agreement to acquire Siebel Systems, Inc. The transaction is conditioned upon (i) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable foreign antitrust laws of certain other jurisdictions, including the European Commission, (ii) adoption of the merger agreement by Siebel Systems stockholders and (iii) other customary closing conditions.

The estimated purchase price and purchase price allocation below are preliminary as the acquisition has not been completed and the date for which the assets to be acquired and liabilities to be assumed has not been determined. For purposes of the pro forma financial statements, Oracle has used Siebel Systems’ assets and liabilities as of June 30, 2005 as the basis for developing Oracle’s fair value estimates.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Preliminary Purchase Price

The total preliminary purchase price is estimated at $6.1 billion, including estimated Siebel Systems stock options assumed and restricted stock awards exchanged as well as acquisition related transaction costs, and is comprised of:

(in millions)
Acquisition of the outstanding common stock of Siebel Systems at $10.66 per share:
In cash (365 million shares)	$3,890
In exchange for Oracle stock (156 million Siebel Systems shares converted to 124 million Oracle shares)	1,667
Estimated fair value of Siebel Systems stock options assumed and restricted stock awards exchanged	420
Acquisition related transaction costs	75

Total preliminary purchase price	$6,052

Acquisition of common stock:  Pursuant to the merger agreement, each share of Siebel Systems common stock will be converted into the right to receive either (a) $10.66 in cash or (b) a number of shares of New Oracle common stock equal to $10.66 divided by the greater of (i) the average closing price of Oracle Common Stock on the Nasdaq Stock Market over the ten trading days immediately preceding (but not including) the date on which the Siebel Systems merger becomes effective (the “Average Oracle Stock Price”) or (ii) $10.72 (the “Conversion Ratio”), provided that no more than 30% of the outstanding Siebel Systems common stock may be converted into New Oracle common stock. If Siebel Systems stockholders holding more than 30% of Siebel Systems common stock elect to receive New Oracle common stock, the equity consideration will be prorated. The stock election will not be available unless the holders of at least six percent of the outstanding Siebel Systems common stock make the stock election.

Oracle has assumed that holders of 30% of Siebel Systems common stock elect to receive New Oracle common stock and that the Conversion Ratio will be 0.79, which was calculated as $10.66 divided by $13.49 (the closing price of Oracle common stock on September 12, 2005, the date the signing of the merger agreement was announced), for purposes of the unaudited pro forma condensed combined financial statements. We estimate that we will borrow $5.0 billion to finance the Siebel Systems acquisition and for general corporate purposes. Depending on the actual number of shares of Siebel Systems common stock outstanding as of the Siebel Systems acquisition date, the percentage of Siebel Systems stockholders that do not elect to receive New Oracle common stock and the actual Conversion Ratio, the cash paid and stock issued may differ significantly from the information in the unaudited pro forma condensed combined financial statements.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table outlines the impact of changes to certain assumptions and estimates:

(Shares and dollars in millions)	If 0% of Siebel Systems Stockholders Elect Stock	If 6% of Siebel Systems Stockholders Elect Stock	If 30% of Siebel Systems Stockholders Elect Stock
Siebel Systems shares outstanding at June 30, 2005	521	521	521
Cash paid to Siebel Systems stockholders who elect cash	$5,558	$5,224	$3,890
Number of Siebel Systems shares subject to stock election	—	31	156
Number of estimated New Oracle shares issued using Conversion Ratio of 0.79	—	25	124
Number of estimated New Oracle shares issued assuming a 26% decrease in the Conversion Ratio	—	18	92
Number of estimated New Oracle shares issued assuming a 26% increase in the Conversion Ratio	—	31	156

The maximum conversion ratio is 0.9944, which is 26% higher than the conversion ratio of 0.79 used in the unaudited pro forma condensed combined financial statements. The table below discloses the effect on pro forma basic and diluted earnings per share from the respective amounts presented in the unaudited pro forma condensed combined financial statements if the maximum conversion ratio was required and if a correspondingly divergent minimum ratio was required.

	Effect on Oracle Pro Forma Earnings Per Share
	Basic	Diluted
For the Year Ended May 31, 2005:
26% increase in conversion ratio	$(0.01)	$0.00
26% decrease in conversion ratio	$0.00	$0.01
For the Three Months Ended August 31, 2005:
26% increase in conversion ratio	$0.00	$0.00
26% decrease in conversion ratio	$0.00	$0.00

Fair value of estimated options assumed and restricted stock awards exchanged:  Under Siebel Systems’ current equity incentive plans, 117 million options were outstanding. The fair value of estimated stock options assumed and restricted stock awards exchanged was determined using an average price of $13.49, which was the closing price of Oracle’s common stock on September 12, 2005, the date the signing of the merger agreement was announced and was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 3.5 to 5.5 years, risk-free interest rate of 3.9%, expected volatility of 27% and no dividend yield. In accordance with the merger agreement, the conversion value of each option assumed will be determined based on the exercise price of each Siebel Systems option, the closing sale price of a share of Siebel Systems common stock on the trading day immediately preceding the date on which the effective time occurs and the Average Oracle Stock Price. The portion of the estimated intrinsic value of unvested Siebel Systems options and restricted stock awards related to future service will be allocated to deferred stock-based compensation and will be amortized using the accelerated expense attribution method over the remaining vesting period.

Acquisition related transaction costs:  Acquisition related transaction costs of $75 million include Oracle’s estimate of investment banking fees of $41 million, legal and accounting fees of $29 million and other external costs directly related to the mergers of $5 million.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Preliminary Purchase Price Allocation

The total preliminary purchase price will be allocated to Siebel Systems’ tangible and intangible assets acquired, liabilities assumed as well as in-process research and development based on their estimated fair values as of acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. Based upon a preliminary valuation, the total preliminary purchase price was allocated as follows:

(in millions)
Cash and marketable securities	$2,241
Goodwill	2,243
Identifiable intangible assets	1,710
Net deferred tax assets	101
Net tangible liabilities	(312)
Deferred stock-based compensation	30
In-process research and development	39

Total preliminary purchase price allocation	$6,052

The preliminary allocation of the purchase price is based upon a preliminary valuation, as described below, and Oracle’s estimates and assumptions are subject to change upon the finalization of the valuation.

Cash, marketable securities and other net tangible liabilities:  Oracle valued cash, marketable securities and other net tangible liabilities at their respective carrying amounts, except for adjustments to deferred revenues, as Oracle believes that these amounts approximate their current fair values or the fair values are not yet determinable as regulatory approvals have not been obtained and the acquisition has not been completed. Upon completion of the acquisition, Oracle expects to make additional adjustments, including adjustments for property and restructuring activities.

Oracle reduced Siebel Systems’ historical deferred revenues by $159 million in the pro forma condensed combined balance sheet to adjust deferred revenue to an amount equivalent to the estimated cost plus an appropriate profit margin to perform the services related to Siebel Systems’ software support contracts. Oracle has not yet assessed whether a fair value adjustment will be required for consulting contract obligations assumed.

Goodwill:  Goodwill represents the excess of the estimated purchase price over the estimated fair value of tangible and identifiable intangible assets that Oracle estimates will be acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. In the event that Oracle determines that the value of goodwill has become impaired, Oracle will incur an accounting charge for the amount of impairment during the fiscal quarter in which such determination is made.

Identifiable intangible assets:  Oracle expects identifiable intangible assets acquired to include developed technology, core technology, tradenames, customer contracts, software support agreements and related relationships and consulting contracts. Developed technology, which comprises products that have reached technological feasibility, includes products in most of Siebel Systems’ product lines, principally the Siebel Systems CRM and Siebel Systems Business Analytics products. Core technology represents a combination of Siebel Systems processes, patents and trade secrets related to the design and development of its applications products. This proprietary know-how can be leveraged to develop new technology and improve Oracle’s applications software products. Customer contracts and software support agreements and related relationships represent the underlying relationships and agreements with customers of Siebel Systems’ installed base.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The fair value of intangible assets was based on a preliminary third-party valuation completed by Duff & Phelps, LLC using an income approach, as well as limited discussions with Siebel Systems management and a review of certain transaction-related documents and forecasts prepared by Oracle management. The rates utilized to discount net cash flows to their present values range from 10% to 18%. These discount rates were determined after consideration of Oracle’s rate of return on debt capital and equity, the weighted average return on invested capital and the internal rate of return specific to this transaction.

Estimated useful lives for the intangible assets were based on historical experience with technology life cycles, product roadmaps, branding strategy, historical and projected maintenance renewal rates, historical treatment of Siebel Systems and Oracle acquisition-related intangible assets and Oracle’s intended future use of the intangible assets. Intangible assets are being amortized using the straight-line method, considering the pattern in which the economic benefits of the intangible assets are consumed.

Oracle believes the most substantial changes that will affect the Siebel Systems purchase price allocation will relate to the valuation of intangible assets. Oracle management expects to conduct more detailed discussions with Siebel Systems management and development personnel as due diligence activities continue. Oracle also believes that additional purchase price adjustments, including adjustments to property and restructuring accruals, may affect the allocation. However, we are unable to quantify the effect of these adjustments until we complete the acquisition of Siebel Systems.

The table below illustrates the effect of a 10% increase or decrease in identifiable intangible assets on the pro forma financial statements (in millions):

	Estimated Pro Forma Values	Effect of a 10% Increase in Identifiable Intangible Assets	Effect of a 10% Decrease in Identifiable Intangible Assets
Goodwill	$2,243	$2,072	$2,414
Identifiable intangible assets	$1,710	$1,881	$1,539
Annual amortization of intangible assets expense	$254	$283	$230

Net deferred tax assets:  Net deferred tax assets include a fair value adjustment to the valuation allowance on deferred tax assets based on Oracle’s expected utilization of net operating loss carryforwards as well as the tax effects of fair value adjustments related to identifiable intangible assets, property and deferred revenues. Upon the finalization of the combined company’s legal entity structure and the restructuring plans, additional adjustments to deferred taxes may be required.

Deferred stock-based compensation:  Deferred stock-based compensation represents the portion of the estimated intrinsic value, which will be measured as of the acquisition date, of unvested Siebel Systems stock options and restricted stock awards related to future service that will be assumed. Oracle intends to assume Siebel Systems’ equity incentive plans and retain all of the rights, terms and conditions of the respective plans under which options, restricted stock and restricted stock unit awards were originally granted including a provision to provide for accelerated vesting of all unvested equity incentive awards for eligible employees terminated within one year after a change in control. Until Oracle assesses the impact of restructuring pre-merger Oracle and Siebel Systems operations, Oracle is unable to quantify the amount of accelerated stock compensation expenses that will be recorded in its statements of operations as a result of the change in control and termination provisions.

In-process research and development:  In-process research and development represents incomplete Siebel Systems research and development projects that had not reached technological feasibility and had no alternative

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

future use when acquired. Oracle estimates that $39 million of the purchase price represents purchased in-process technology primarily related to projects associated with the Siebel Systems CRM and Siebel Systems Business Analytics products which had not yet reached technological feasibility and have no alternative future use. Although in-process research and development costs are not included in the unaudited pro forma condensed combined statements of operations, such costs will be expensed in Oracle’s consolidated financial statements as a non-tax deductible charge in the period in which the acquisition is consummated.

Pre-acquisition contingencies:  Oracle has currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available to us prior to the end of the purchase price allocation period, which would indicate that a liability is probable and the amount can be reasonably estimated, such items will be included in the purchase price allocation.

Financing Activities

Oracle is currently reviewing various alternatives to finance the acquisition. The ultimate amounts that Oracle will need to finance will depend on a number of factors, including the number of Siebel Systems stockholders who elect stock versus cash, the outstanding cash balances of the combined companies at the acquisition date and the extent of restructuring activities that may be contemplated. Oracle believes it could fund the Siebel Systems acquisition with its internally available cash and investments, cash generated from operations, amounts available under its commercial paper program, additional borrowings or from the issuance of additional securities. For purposes of the unaudited pro forma financial statements, Oracle has assumed that it will borrow $5.0 billion to finance the acquisition and pay remaining costs with available cash. This assumption is based upon 30% of outstanding Siebel Systems’ stockholders electing to receive stock and excludes any borrowings to finance restructuring activities.

3.	PEOPLESOFT ACQUISITION

Pursuant to Oracle’s agreement and plan of merger with PeopleSoft dated December 12, 2004, Oracle acquired approximately 75% and 97% of the outstanding common stock of PeopleSoft (including shares subject to guaranteed delivery) for $26.50 per share in cash as of December 29, 2004 and January 6, 2005, respectively. On January 7, 2005, Oracle completed the merger of Oracle’s wholly owned subsidiary with and into PeopleSoft. Oracle has included the financial results of PeopleSoft in its consolidated financial statements beginning December 29, 2004. The minority interest in the earnings of PeopleSoft for the period from December 29, 2004 to January 7, 2005 was nominal.

The total purchase price was $11.1 billion, which consisted of $10,576 million in cash paid to acquire the outstanding common stock of PeopleSoft, $492 million for the fair value of options assumed and $12 million in cash for transaction costs. In allocating the purchase price based on estimated fair values, Oracle recorded approximately $6,459 million of goodwill, $3,384 million of identifiable intangible assets, $1,204 million of net tangible assets and $33 million of in-process research and development. The preliminary allocation of the purchase price was based, in part, upon a valuation and Oracle’s estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to restructuring costs, certain legal matters, income and non-income based taxes and residual goodwill.

The unaudited pro forma condensed combined statement of operations for the year ended May 31, 2005 includes severance expenses of $224 million recorded by PeopleSoft in their historical financial statements for the seven months ended December 28, 2004 related to change in control provisions that were triggered as part of Oracle’s agreement and plan of merger.

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

4.	PRO FORMA ADJUSTMENTS – SIEBEL SYSTEMS ACQUISITION

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet:

(A)	To record the following adjustments to cash:

(in millions)
To record estimated proceeds from borrowings	$5,000
To record estimated cash paid for Siebel Systems common stock	(3,890)

Total adjustments to cash	$1,110

(B)	To eliminate Siebel Systems’ historical goodwill and record the preliminary fair value of goodwill.

(in millions)	Historical Amount, Net	Preliminary Fair Value	Increase
Goodwill	$283	$2,243	$1,960

(C)	To record the difference between the preliminary fair value and the historical amount of intangible assets.

(Dollars in millions)	Historical Amount, Net	Preliminary Fair Value	Increase	Annual Amortization	Three Months Amortization	Estimated Useful Life
Developed technology	$27	$476	$449	$95	$24	5 yrs.
Core technology	—	197	197	39	10	5 yrs.
Trademarks	—	45	45	6	2	7 yrs.
Customer contracts	2	108	106	13	3	8 yrs.
Software support agreements and related relationships	10	884	874	110	28	8 yrs.

Total identifiable intangible assets	$39	$1,710	$1,671	$263	$67

Siebel Systems historical amortization				9	3

Net increase in amortization				$254	$64

(D)	To record adjustments for deferred tax liabilities related to identifiable intangible assets and deferred revenues and to adjust the valuation allowance on deferred tax assets.

(Dollars in millions)	Preliminary Fair Value Adjustment	Statutory Tax Rate	Deferred Tax Asset (Liability)
Increase in identifiable intangible assets	$1,671	38.5%	$(643)
Decrease in deferred revenues	159	38.5%	(61)

Deferred tax liabilities			(704)
Decrease in valuation allowance on deferred tax assets			668

Net deferred tax liabilities			$(36)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(E)	To record the $5.0 billion estimated borrowing to finance the Siebel Systems acquisition and for general corporate purposes. Based on the timing of the acquisition and the cash balances of the combined companies, the amount and type of financing used may differ.

(F)	To accrue for estimated acquisition related transaction costs of $75 million.

(G)	To record the difference between the preliminary fair value and the historical amount of Siebel Systems’ deferred revenue. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services related to Siebel Systems software support contracts based on the deferred revenue balances of Siebel Systems as of June 30, 2005 and will not reflect the actual fair value adjustment as of the date of acquisition. As these underlying support contracts are renewed, Oracle will recognize the revenue for the full value of the support contracts over the term of the contracts, which are one year or less. Oracle is currently assessing whether a fair value adjustment will be required for consulting contract obligations assumed.

(in millions)	Historical Amount	Preliminary Fair Value	Decrease
Software license updates and product support	$263	$105	$(158)
Services	67	67	—
New software licenses	1	—	(1)

Total deferred revenues	$331	$172	$(159)

(H)	To record the following adjustments to stockholders’ equity:

(in millions)
To record New Oracle stock issued in exchange for Siebel Systems stock	$1,667
To record the preliminary value of Siebel Systems options assumed in the acquisition	420
To record the preliminary estimate of the fair value of in-process research and development	(39)
To record deferred stock-based compensation related to unvested Siebel Systems options	(30)
To eliminate Siebel Systems’ historical stockholders’ equity	(2,229)

Total adjustments to stockholders’ equity	$(211)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(I)	To record the estimated amortization of stock-based compensation related to the unvested portion of Siebel Systems options assumed in connection with the acquisition using the accelerated expense attribution method over the remaining vesting period, which approximates one year. Oracle intends to assume Siebel Systems’ equity incentive plans and retain all of the rights, terms and conditions of the respective plans under which options, restricted stock and restricted stock unit awards were originally granted including a provision to provide for accelerated vesting of all unvested equity incentive awards for eligible employees terminated within one year after a change in control. Until Oracle assesses the impact of restructuring pre-merger Oracle and Siebel Systems operations, Oracle is unable to quantify the amount of accelerated stock compensation expenses that will be recorded in Oracle’s statements of operations as a result of the change in control and termination provisions.

(in millions)	Estimated Deferred Stock-Based Compensation	Increase in Year Ended May 31, 2005 Amortization	Increase in Three Months Ended August 31, 2005 Amortization
Sales and marketing	$7	$4	$1
Software license updates and product support	2	1	—
Cost of services	9	5	1
Research and development	9	5	1
General and administrative	3	2	—

Stock-based compensation expense	$30	$17	$3

(J)	To record additional amortization expenses related to intangible assets acquired—see (C).

(K)	To record interest expense associated with the borrowing to finance the Siebel Systems acquisition. Borrowings in excess of cash required to purchase Siebel Systems stock will be used for general corporate purposes. The pro forma condensed combined statements of operations do not assume reductions in interest based on actual and anticipated principal repayments of Oracle’s borrowings or changes in interest rates if Oracle refinances its borrowings.

(Dollars in millions)	Estimated Borrowings	Estimated Annual Interest Rate	Increase (Decrease) in Annual Interest Exp.	Increase (Decrease) in Three Months Interest Exp.
Short-term borrowings	$5,000	5.5%	$275	$69
Impact of a 1/8% increase in interest rate			6	$2
Impact of a 1/8% decrease in interest rate			$(6)	$(2)

(L)	To record the income tax impact on pro forma adjustments at the statutory tax rate of 38.5%. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had Oracle and Siebel Systems filed consolidated income tax returns during the periods presented.

(Dollars in millions)	Year Ended May 31, 2005	Three Months Ended August 31, 2005
Pro forma adjustments before income taxes	$(546)	$(136)
Statutory tax rate	38.5%	38.5%

Pro forma income tax adjustment	$(210)	$(52)

ORACLE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

5.	PRO FORMA ADJUSTMENTS – PEOPLESOFT ACQUISITION

The following pro forma adjustments are included in the unaudited pro forma condensed combined statement of operations for the year ended May 31, 2005:

(M)	To record i) a reduction in depreciation expense related to the decreased basis of fixed assets acquired and ii) amortization of stock-based compensation related to the unvested portion of PeopleSoft options assumed in connection with the acquisition using the accelerated expense attribution method over the remaining vesting period. The adjustments made by operating expense line item are as follows:

(in millions)	Decrease in Depreciation	Increase in Amortization of Stock-Based Compensation	Net Increase (Decrease)
Sales and marketing	$(7)	$3	$(4)
Software license updates and product support	(2)	2	—
Cost of services	(6)	5	(1)
Research and development	(6)	9	3
General and administrative	(4)	1	(3)

Total	$(25)	$20	$(5)

(N)	To record additional amortization expenses related to intangible assets acquired.

(O)	To record interest expense associated with borrowings to finance the PeopleSoft acquisition.

(P)	To record the income tax impact on pro forma adjustments at the statutory tax rate of 38.5%. The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had Oracle and PeopleSoft filed consolidated income tax returns during the period presented.

6.	PRO FORMA EARNINGS PER SHARE

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of Oracle common stock outstanding and are adjusted for additional common stock issued to Siebel Systems stockholders as part of the acquisition and the estimated common stock dilution under the treasury stock method for stock options.

	Weighted Average Shares
(in millions)	Year Ended May 31, 2005	Three Months Ended August 31, 2005
Basic, as reported	5,136	5,148
Estimated stock issued in connection with Siebel Systems acquisition	124	124

Basic, pro forma	5,260	5,272

Diluted, as reported	5,231	5,244
Estimated stock issued in connection with Siebel Systems acquisition	124	124
Estimated dilutive effect of stock options	35	19

Diluted, pro forma	5,390	5,387

THE MERGER AGREEMENT

General

The following summary describes the material provisions of the merger agreement, a copy of which is attached as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the merger agreement are extensive and not easily summarized. We encourage you to read the merger agreement carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the merger agreement and are not intended to modify or supplement any factual disclosures about Oracle or Siebel Systems in our public reports filed with the SEC. In particular, the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Oracle or Siebel Systems. The representations and warranties contained in the merger agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Structure of the Transaction

The merger agreement provides for the merger of Ozark Merger Sub, a wholly owned subsidiary of New Oracle, with and into Oracle, with Oracle surviving the merger as a wholly owned subsidiary of New Oracle, and for the merger one minute after the Oracle merger of Sierra Merger Sub, another wholly owned subsidiary of New Oracle, with and into Siebel Systems, with Siebel Systems surviving the merger as a wholly owned subsidiary of New Oracle. As a result of the structure of the transaction, the vote of the Oracle stockholders will not be required under applicable law to adopt the merger agreement. In certain circumstances described below, the transaction described in the preceding sentence may be restructured as a merger of a wholly owned subsidiary of Oracle with and into Siebel Systems with Siebel Systems surviving the merger as a wholly owned subsidiary of Oracle. Please see “Transaction Consideration” and “Conditions to the Completion of the Mergers.” As part of the business negotiations regarding the material terms of the transaction, Oracle and Siebel Systems agreed that New Oracle would only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems’ common stock. Because it was agreed that the amount of cash in the transaction would equal or exceed approximately 70% of the total consideration, the transaction could not be structured on a tax-free basis as a more conventional reorganization (such as a “reverse triangular merger” or a “forward triangular merger”). Using a new holding company to implement the acquisition allows Siebel Systems stockholders who receive New Oracle common stock in the transaction only to recognize gain for U.S. federal income tax purposes to the extent of any cash received, despite the amount of cash consideration paid to all Siebel Systems stockholders.

Transaction Consideration

Upon completion of the Siebel Systems merger, each Siebel Systems stockholder will be entitled to receive for each of its shares of Siebel Systems common stock $10.66 per share in cash or, if such Siebel Systems stockholder has made a stock election with respect to all of such stockholder’s Siebel Systems shares and subject to the exceptions described in the remainder of this paragraph and in the next three paragraphs, a number of shares of New Oracle common stock equal to the Conversion Ratio. Oracle and Siebel Systems have also agreed to limit the amount of New Oracle common stock that can be issued upon conversion of a share of Siebel Systems common stock with respect to which a stock election has been made. In that regard, if the Average Oracle Stock Price is less than or equal to $10.72, the Conversion Ratio will be fixed at .9944.

Oracle and Siebel Systems have agreed that New Oracle will only have to issue shares of New Oracle common stock with respect to up to 30% of Siebel Systems common stock. If holders of more than 30% of Siebel Systems’ common stock elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, each of such Siebel Systems stockholders will receive a prorated portion of the Siebel Systems merger consideration to which it is entitled in New Oracle common stock and the remaining portion will be paid in cash at a price of $10.66 per share. There is no cap on the portion of the Siebel Systems merger consideration that can be paid in cash.

Oracle and Siebel Systems have further agreed that if holders of less than six percent of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, the transaction described above will be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share of Siebel Systems’ common stock. If holders of less than six percent of the Siebel Systems common stock elect to receive shares of New Oracle common stock and thereby avail themselves of a tax-free exchange for U.S. federal income tax purposes, the use of a new holding company to accomplish that goal would not justify the administrative costs and burdensome paperwork involved in creating and maintaining a new holding company. The six percent threshold was the product of negotiation between Siebel Systems and Oracle: the number was large enough to warrant the complexity of a holding company structure, but small enough to make the restructuring of the transaction as a reverse triangular merger unlikely, given the probability that Mr. Siebel would elect stock.

The tables provided below set forth the number and percentage of shares, respectively, of New Oracle common stock to be issued to holders of Siebel Systems common stock electing to receive the merger consideration in shares of New Oracle common stock, based on a range of the proportion of Siebel Systems shares to be exchanged in the Siebel Systems merger and a range of the Average Oracle Stock Price.

Number of Shares of New Oracle Common Stock Issued (in millions)

% of Siebel Systems Stockholders Electing Stock	Average Oracle Stock Price / Conversion Ratio (1)(2)(3)
	$10.00	$10.72	$11.00	$12.00	$12.32(4)	$13.00	$14.00	$15.00
	0.9944	0.9944	0.9691	0.8883	0.8653	0.8200	0.7614	0.7107
6%	31.8	31.8	31.0	28.4	27.7	26.3	24.4	22.8
10%	53.1	53.1	51.7	47.4	46.2	43.8	40.6	37.9
15%	79.6	79.6	77.6	71.1	69.3	65.6	61.0	56.9
20%	106.1	106.1	103.4	94.8	92.4	87.5	81.3	75.9
25%	132.7	132.7	129.3	118.5	115.4	109.4	101.6	94.8
30%	159.2	159.2	155.2	142.2	138.5	131.3	121.9	113.8

(1)	Based on Oracle primary shares of 5,155MM as of December 15, 2005.

(2)	Based on 534MM shares of Siebel Systems common stock outstanding as of December 15, 2005.

(3)	If Oracle’s stock price declines below $10.72, the Conversion Ratio remains at 0.9944.

(4)	Oracle common stock price on December 22, 2005.

Siebel Systems Stockholders Ownership of New Oracle

% of Siebel Systems Stockholders Electing Stock	Average Oracle Stock Price / Conversion Ratio (1)(2)(3)
	$10.00	$10.72	$11.00	$12.00	$12.32(4)	$13.00	$14.00	$15.00
	0.9944	0.9944	0.9691	0.8883	0.8653	0.8200	0.7614	0.7107
6%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.4%
10%	1.0%	1.0%	1.0%	0.9%	0.9%	0.8%	0.8%	0.7%
15%	1.5%	1.5%	1.5%	1.4%	1.3%	1.3%	1.2%	1.1%
20%	2.0%	2.0%	2.0%	1.8%	1.8%	1.7%	1.6%	1.5%
25%	2.5%	2.5%	2.4%	2.2%	2.2%	2.1%	1.9%	1.8%
30%	3.0%	3.0%	2.9%	2.7%	2.6%	2.5%	2.3%	2.2%

(1)	Based on Oracle primary shares of 5,155MM as of December 15, 2005.

(2)	Based on 534MM shares of Siebel Systems common stock outstanding as of December 15, 2005.

(3)	If Oracle’s stock price declines below $10.72, the Conversion Ratio remains at 0.9944.

(4)	Oracle common stock price on December 22, 2005.

No fractional shares of New Oracle common stock will be issued in the Siebel Systems merger. If any Siebel Systems stockholder is otherwise entitled to a fractional share, such holder shall receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle common stock on the trading day immediately preceding the closing date of the transaction.

Siebel Systems stockholders will have appraisal rights in connection with the Siebel Systems merger. For a description of these rights please see “The Proposed Transaction—Appraisal Rights.”

Upon completion of the Oracle merger, each Oracle stockholder will be entitled to receive for each share of Oracle common stock held by it immediately prior to the Oracle merger, one share of New Oracle common stock.

Proration Procedure

Stock elections made by Siebel Systems stockholders are subject to the proration procedure set forth in the merger agreement. If holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock, then each such Siebel Systems stockholder will receive a prorated number of shares of New Oracle common stock equal to:

•	the number of shares of Siebel Systems common stock covered by each such election multiplied by a fraction, the numerator of which is 30% of the total number of outstanding shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger and the denominator of which is the aggregate number of shares of Siebel Systems common stock covered by all such stock elections; multiplied by

•	the Conversion Ratio.

The proration procedure described above will only apply if holders of more than 30% of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock. If such election is made by holders of 30% or less of the shares of Siebel Systems common stock outstanding immediately prior to the Siebel Systems merger, each such electing stockholder will receive for each of such stockholder’s shares of Siebel Systems common stock, a number of shares of New Oracle common stock equal to the Conversion Ratio, except for any cash paid in lieu of a fractional share.

Set forth below is an example, for illustrative purposes only, of the proration procedure and the effects of this procedure on Siebel Systems stockholders who elect to receive New Oracle common stock and those that do not make an election.

The example assumes that immediately prior to completion of the Siebel Systems merger (i) 550 million shares of Siebel Systems common stock are outstanding, (ii) Siebel Systems stockholders previously made stock elections with respect to an aggregate of 250 million shares (i.e., 45% of the outstanding shares of Siebel Systems common stock), (iii) you owned 100 shares of Siebel Systems common stock at the time you had to make an election and (iv) the Average Oracle Stock Price is $15.00.

If you made a stock election.  If you elected to receive New Oracle common stock for your shares of Siebel Systems common stock, then you will receive:

•	46 shares of New Oracle common stock (i.e., 66 of your 100 shares of Siebel Systems common stock (0.30 * 550 million / 250 million) is converted into the right to receive shares of New Oracle common stock, which is multiplied by the Conversion Ratio (66 * ($10.66 / $15.00)));

•	$362.44 in cash (i.e., the remaining 34 of your 100 shares of Siebel Systems common stock will be converted into the right to receive cash (34 * $10.66)); and

•	cash in an amount equal to any fractional shares (.904) of New Oracle common stock multiplied by the closing sales price of a share of Oracle common stock on the trading day immediately preceding the closing date of the mergers.

If you did not make a stock election.  If you did not make an election to receive New Oracle common stock for your shares of Siebel Systems common stock, then you will receive $1,066.00 (100 shares * $10.66 per share).

Election Procedure

An election form, pursuant to which Siebel Systems stockholders of record may elect to receive the merger consideration in shares of New Oracle common stock, is included with this proxy statement/prospectus. The election record date is December 15, 2005, the same date as the record date for the special meeting. If you are a holder of record of Siebel Systems common stock on such date, you should carefully review and follow the instructions included in the election form.

The merger agreement provides that Oracle must fix a deadline for Siebel Systems stockholders that want to elect to receive shares of New Oracle common stock for their shares of Siebel Systems common stock upon completion of the Siebel Systems merger. Such election deadline must occur between two and 20 business days prior to completion of the Siebel Systems merger. To make a stock election, you must properly complete, sign and send the election form to Wells Fargo Bank, N.A., the exchange agent, at the address listed in the election form. Subject to the next sentence, the exchange agent must receive your properly completed election form, by January 27, 2006, the election deadline. If any conditions to complete the mergers have not been satisfied at the time of the election deadline and we are not reasonably certain that the mergers will be consummated within twenty business days following the election deadline, we will delay the election deadline by issuing a press release and filing that press release on Form 8-K with the SEC. In addition, Siebel Systems stockholders may call toll-free (888) 666-2580 at any time to confirm the date of the election deadline.

Siebel Systems stockholders who hold their shares in “street name” through a bank, broker or other nominee and want to make a stock election should request instructions from the bank, broker or other nominee holding their shares on how to make such an election. “Street name” holders may have to submit their stock election to their bank, broker or other nominee prior to the election deadline and should therefore carefully read any materials they receive from their bank, broker or other nominee.

A Siebel Systems stockholder may make a stock election only with respect to all of such stockholder’s shares of Siebel Systems common stock. A Siebel Systems stockholder that does not make a stock election or attempts to make a stock election with respect to less than all of such stockholder’s shares of Siebel Systems common stock will receive cash consideration for such stockholder’s shares of Siebel Systems common stock.

The election form provides that a holder of shares of Siebel Systems common stock may make a stock election with respect to all (but not less than all) of such stockholder’s shares of Siebel Systems common stock. The election form also provides that a stock election will be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York time, on the election deadline, an election form covering the shares of Siebel Systems common stock to which such stock election applies, executed and completed in accordance with the instructions set forth in such election form. A stock election may be revoked only by delivering to the Exchange Agent prior to the election deadline a written notice of revocation that identifies the shares of Siebel Systems common stock to which such election applies.

Exchange of Siebel Systems Shares

As provided for in the merger agreement, New Oracle has appointed Wells Fargo Bank, N.A. as exchange agent (the “Exchange Agent”) for the purpose of:

•	receiving election forms;

•	determining in accordance with merger agreement the merger consideration to be received by each holder of shares of Siebel Systems common stock; and

•	exchanging the applicable merger consideration for certificates representing shares of Siebel Systems common stock (the “Certificates”) or for uncertificated shares of Siebel Systems common stock (the “Uncertificated Shares”).

Promptly after the closing date of the mergers, the Exchange Agent will send to each record holder of Siebel Systems common stock at the effective time of the Siebel Systems merger a letter of transmittal and instructions for exchanging shares of Siebel Systems common stock for the applicable merger consideration; provided that any such letter of transmittal and instructions will be sent to holders of Uncertificated Shares only to the extent determined necessary by New Oracle and the Exchange Agent to effect the exchange.

No Exchange of Oracle Shares

The merger agreement provides that certificates representing shares of Oracle common stock immediately prior to the Oracle merger will from and after the Oracle merger represent the same number of shares of New Oracle common stock and that the Exchange Agent will exchange by book entry transfer all uncertificated shares of Oracle common stock for the same number of shares of New Oracle common stock. No new certificates representing shares of New Oracle common stock will be issued in exchange for existing certificates representing shares of Oracle common stock.

Siebel Systems Stock Options

The merger agreement provides that at the effective time of the Siebel Systems merger, each outstanding Siebel Systems stock option, whether or not vested and exercisable, shall be converted automatically into an option to acquire shares of New Oracle common stock on substantially the same terms and conditions (other than with respect to the number of shares and exercise price) as were applicable under such Siebel Systems stock option. The number of shares of New Oracle common stock subject to the assumed option will be calculated by multiplying the number of shares of Siebel Systems common stock subject to the option immediately before the effective time by the Option Exchange Ratio (as defined below). The exercise price of the assumed option will be calculated by dividing the exercise price of the option before the effective time by the Option Exchange Ratio. The “Option Exchange Ratio” will be equal to (i) the closing sale price of a share of Siebel Systems common stock on the trading day immediately preceding the date on which the effective time of the Siebel Systems merger occurs divided by (ii) the Average Oracle Stock Price.

Siebel Systems Restricted Stock

The merger agreement provides that at the effective time of the Siebel Systems merger, each unvested or unissued Siebel Systems restricted stock award (including restricted shares and restricted stock units) will be converted automatically into a substantially similar award for New Oracle common stock and will remain subject to all vesting conditions in effect prior to the effective time. The number of shares of New Oracle common stock subject to an assumed restricted stock award will be determined by multiplying the number of shares of Siebel Systems common stock subject to the restricted stock award immediately before the effective time by the Option Exchange Ratio.

Oracle Stock Options and Restricted Stock

All Oracle stock options and restricted stock awards outstanding immediately before the Oracle merger will remain unchanged, except that the shares underlying such awards will be shares of New Oracle common stock rather than Oracle common stock.

Representations and Warranties

The merger agreement contains representations and warranties made by Oracle and Siebel Systems that are customary for a transaction of this type. Certain of these representations and warranties are qualified by “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, “Material Adverse Effect” means with respect to any party a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole, provided that in determining whether or not a

Material Adverse Effect has occurred no adverse effects resulting from certain matters including any of the following will be taken into account:

•	the execution, delivery, announcement or performance of the obligations under the merger agreement or the announcement, pendency or anticipated consummation of the mergers;

•	general economic conditions to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	general conditions in the industries in which such party and its subsidiaries to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent that they do not disproportionately affect such party and its subsidiaries, taken as a whole;

•	any change in U.S. generally accepted accounting principles or applicable laws;

•	the failure of any party to meet internal or analysts’ expectations or projections; and

•	certain matters disclosed by Siebel Systems to Oracle.

The representations and warranties contained in the merger agreement do not survive the effective time of the mergers.

Covenants

Each of Oracle and Siebel Systems has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

Conduct of Business of Siebel Systems.  Siebel Systems has agreed to conduct its business in the ordinary course consistent with past practices and to not engage in specified material transactions, in each case prior to the completion of the mergers, without the prior written consent of Oracle.

The Siebel Systems Board of Directors’ Covenant to Recommend.  The Siebel Systems board of directors has agreed to recommend the adoption of the merger agreement by Siebel Systems stockholders, to call a meeting of its stockholders to vote on adoption of the merger agreement and to use its reasonable best efforts to obtain the Siebel Systems stockholder approval. The Siebel Systems board of directors, however, can fail to make, withdraw, or modify in a manner adverse to Oracle, its recommendation or fail to call the special meeting as discussed below.

No Solicitation by Siebel Systems.  Siebel Systems has agreed in the merger agreement that it will not:

•	solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Siebel Systems or any of its subsidiaries to or afford access to the business, properties, assets, books or records of Siebel Systems or any of its subsidiaries to, any third party that has made, or has informed Siebel Systems that it is seeking to make, an Acquisition Proposal;

•	grant any third party waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel Systems or any of its subsidiaries or amend, terminate or redeem the Siebel Systems rights plan; or

•	enter into any agreement (except for certain confidentiality agreements) with any third party with respect to an Acquisition Proposal made by such third party, or any other agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the mergers or any of the other transactions contemplated by the merger agreement.

However, Siebel Systems or the Siebel Systems board of directors may, prior to the adoption of the merger agreement by Siebel Systems’ stockholders:

•	engage in negotiations or discussions with any third party that has made an Acquisition Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below);

•	furnish to such a third party or its representatives nonpublic information relating to Siebel Systems pursuant to an executed confidentiality agreement containing customary nondisclosure provisions;

•	grant a waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel Systems or any of its subsidiaries;

•	amend, terminate or redeem the Siebel Systems rights plan;

•	withdraw its recommendation in favor of adoption of the merger agreement or modify its recommendation in a manner adverse to Oracle;

•	terminate the merger agreement in connection with a Superior Proposal, provided that Siebel Systems follows certain procedures set forth in the merger agreement; and/or

•	take any action that any court of competent jurisdiction orders Siebel Systems to take;

but, in each case referred to in bullet points 3, 4 and 5 of this sentence, only if the Siebel Systems board of directors determines in good faith by a majority vote, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

The merger agreement provides that an “Acquisition Proposal” for Siebel Systems means, other than the transactions contemplated by the merger agreement, any offer or proposal by a third party for:

•	any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets or any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems;

•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems; or

•	a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems, which would result in a third party beneficially owning (i) 15% or more of any class of equity or voting securities of Siebel Systems or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel Systems or (ii) 15% or more of the consolidated assets of Siebel Systems and its subsidiaries.

“Superior Proposal” means any written Acquisition Proposal that would result in the direct or indirect acquisition or purchase (by way of stock purchase, tender or exchange offer, merger or otherwise) by any third party of 75% or more of the consolidated assets of Siebel Systems and its subsidiaries or 75% or more of the capital stock of Siebel Systems on terms that the Siebel Systems board of directors determines in good faith by a majority vote, after consulting with its outside legal counsel and after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to Siebel Systems’ stockholders than as provided in the merger agreement with Oracle and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Siebel Systems board of directors.

Reasonable Best Efforts Covenant.  Oracle and Siebel Systems have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the mergers and the other transactions contemplated by the merger agreement. Reasonable best efforts include taking actions necessary to obtain regulatory approvals, including fulfilling applicable HSR Act and foreign competition law filing requirements as well as mutual notification of certain events. However, the merger agreement specifically provides that Oracle is not obligated to:

•	agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries;

•	enter into, amend, or agree to enter into or amend, any contracts of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries;

•	otherwise waive, abandon or alter any material rights or obligations of Siebel Systems or its subsidiaries or of Oracle, New Oracle and their subsidiaries; or

•	file or defend any lawsuit, appeal any judgment or contest any injunction issued in a proceeding initiated by a governmental entity.

Indemnification and Insurance.  These matters are discussed above under the heading “Interests of Certain Persons in the Siebel Systems Merger—Indemnification and Insurance.”

Conditions to the Completion of the Mergers

Conditions to the Obligations of Oracle.  The merger agreement provides that the obligations of Oracle to consummate the merger are subject to the satisfaction of each of the following conditions:

•	absence of any legal prohibition on the completion of the mergers;

•	expiration or termination of any applicable waiting period under the HSR Act;

•	expiration or termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Canada, Brazil, South Africa and South Korea or, if required, the affirmative approval of these governments;

•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act of 1933 and shall not be subject to any stop order or pending or threatened proceedings seeking such a stop order;

•	Siebel Systems’ stockholders shall have adopted the merger agreement by the required vote;

•	the accuracy in all material respects of a limited number of representations and warranties made by Siebel Systems in the merger agreement relating to capitalization, non-contravention, corporate existence and power, authorization to enter into the merger agreement, the stockholder vote requirement and finders’ fees;

•	the accuracy of the remaining representations and warranties made by Siebel Systems in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded so long as all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a Material Adverse Effect on Siebel Systems;

•	performance in all material respects by Siebel Systems of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the mergers;

•	Siebel Systems’ chief executive officer shall have delivered to Oracle a certificate confirming that certain conditions have been duly satisfied;

•

absence of any pending legal proceeding commenced with respect to the mergers by any governmental entity, which legal proceeding is likely to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, materially delay, or prevent the merger; (ii) seeking to prohibit Oracle or any of its subsidiaries from owning or operating a material portion of the business or assets of Siebel Systems and its subsidiaries taken as a whole or Oracle and its subsidiaries taken as a whole; or (iii) seeking to compel Oracle or any of its respective subsidiaries to dispose of or hold separate a material portion of the business or assets of Siebel Systems and its subsidiaries taken as a whole or Oracle and its subsidiaries taken as a whole;

•	absence of any actions with respect to the mergers taken by any court or governmental entity, or any law, injunction, order or decree enacted, promulgated or issued with respect to the mergers by any court or governmental entity, that is likely to result in the consequences referred to in the preceding bullet point and cause a material harm to Oracle;

•	receipt by Oracle of an opinion of Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes; provided that if Oracle does not receive such opinion, Siebel Systems may waive its tax opinion condition described below and require that the transaction with Oracle be restructured as a “reverse triangular merger,” in which a wholly owned subsidiary of Oracle would merge with and into Siebel Systems, with Siebel Systems surviving the merger and each Siebel Systems stockholder receiving cash consideration of $10.66 per share; and

•	since the date of the merger agreement, absence of any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had and continues to have a Material Adverse Effect on Siebel Systems (excluding for purposes of determining whether or not this condition has been satisfied any changes in license revenues).

Conditions to the Obligations of Siebel Systems.  The obligation of Siebel Systems to consummate the merger is subject to the satisfaction of each of the following conditions:

•	absence of any legal prohibition on the completion of the mergers;

•	expiration or termination of any applicable waiting period under the HSR Act;

•	expiration of termination of any applicable waiting period or merger review period under the antitrust laws of the European Commission, Brazil, Canada, South Africa and South Korea, and, if required, affirmative approval of these governments;

•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act of 1933 and shall not be subject to any stop order or pending or threatened proceedings seeking such a stop order;

•	Siebel Systems’ stockholders shall have adopted the merger agreement by the required vote;

•	performance in all material respects by Oracle of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the mergers;

•	the accuracy in all material respects of a limited number of representations and warranties made by Oracle in the merger agreement, including certain of those relating non-contravention and those relating to corporate existence and power, corporate authorization to enter into the merger agreement, New Oracle, Sierra Merger Sub, Ozark Merger Sub, and finders’ fees;

•	the accuracy of the remaining representations and warranties made by Oracle in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded so long as all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a Material Adverse Effect on Oracle;

•	Oracle’s chief executive officer shall have delivered to Siebel Systems a certificate confirming that certain conditions have been duly satisfied;

•	receipt by Siebel Systems of an opinion of Cooley Godward to the effect that the mergers will constitute exchanges described in Section 351 of the Internal Revenue Code for U.S. federal income tax purposes;

•	since the date of the merger agreement, absence of any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had and continues to have a Material Adverse Effect on Oracle; and

•	approval for listing on the Nasdaq Stock Market of the shares of New Oracle common stock to be issued in the mergers and upon exercise of the New Oracle stock options granted pursuant to the merger agreement.

In the event that either Oracle or Siebel Systems waives its tax opinion condition and there are any material adverse changes in the U.S. federal income tax consequences to the Siebel Systems stockholders, we will inform you of this decision and ask you to vote on the transaction taking this into consideration.

Termination

The merger agreement provides that, at any time prior to the closing, either before or after the requisite approvals of the stockholders of New Oracle or Siebel Systems have been obtained, Oracle and Siebel Systems can terminate the merger agreement by mutual written consent.

The merger agreement also provides that, at any time prior to the closing, either before or after the requisite approvals of the stockholders of New Oracle or Siebel Systems have been obtained, either company can terminate the merger agreement:

•	if the mergers have not been completed on or before March 31, 2006; provided that if on such date all conditions other than those relating to antitrust or other governmental approvals have been satisfied or waived, this date may be extended by either party, by notice to the other party, to September 30, 2006; provided further that neither Oracle nor Siebel Systems can terminate the merger agreement pursuant to this provision if its breach of any of its obligations under the merger agreement has resulted in the failure of the mergers to occur on or before that date;

•	if the Siebel Systems special meeting (including any postponements and adjournments thereof) has been held, a final vote on the adoption of the merger agreement has been taken and Siebel Systems’ stockholders do not approve the adoption of the merger agreement;

•	if there is a permanent legal prohibition on completing the mergers; or

•	if:

•	there occurs a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the related closing condition not to be satisfied;

•	the party seeking to terminate gives written notice to the other party of such party’s breach or failure and such breach or failure is not cured in all material respects within 15 days of delivery of such notice; and

•	the other party is incapable of correcting the inaccuracy or remedying the failure by September 30, 2006.

The merger agreement provides that Oracle may also terminate the merger agreement prior to the Siebel Systems special meeting if the Siebel Systems board of directors has withdrawn its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modified its recommendation in a manner adverse to Oracle; provided that Oracle will only have the right to terminate the merger agreement pursuant to this provision for a period of 20 business days after the change in recommendation by the Siebel Systems board of directors.

The merger agreement provides that Siebel Systems may also terminate the merger agreement:

•	prior to the Siebel Systems special meeting, if the Siebel Systems board of directors authorizes Siebel Systems, subject to complying with the terms of the merger agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal; provided that Siebel Systems has paid the termination fee described below; provided, further, that:

•	Siebel Systems notifies Oracle at least three business days prior to such termination of its intention to terminate the merger agreement to accept (or to enter into a binding written agreement concerning an Acquisition Proposal that constitutes) a Superior Proposal; and

•	Oracle does not make prior to such termination a binding, unconditional offer that the Siebel Systems board of directors determines is at least as favorable to the stockholders of Siebel Systems as such Superior Proposal; or

•	if at any time after the date of the merger agreement any governmental authority initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any judgment or obtains any injunction with respect to either of the mergers, and Oracle fails to use reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such judgment or contest any such injunction.

Termination Fees Payable by Siebel Systems

The merger agreement provides that Siebel Systems will pay Oracle a termination fee of $140 million in cash if any of the following events occurs:

•	the merger agreement is terminated by Siebel Systems or Oracle:

•	under the provision of the merger agreement permitting such termination in the event that the Siebel Systems stockholders have failed to adopt the merger agreement, as described in “The Merger Agreement—Termination”;

•	after the date of the merger agreement and prior to the meeting of Siebel Systems stockholders, a bona fide Acquisition Proposal has been publicly made (and not publicly withdrawn) (for this purpose, all references in the definition of Acquisition Proposal to “15%” shall refer to “50%”); and

•	within 12 months of termination of the merger agreement Siebel Systems completes an Alternative Transaction or enters into an agreement providing for an Alternative Transaction which transaction is ultimately completed. Under the merger agreement, a “Alternative Transaction” has the same meaning as an “Acquisition Proposal” except all references to “15%” shall refer to “50%” instead;

•	the merger agreement is terminated by Oracle under the provision of the merger agreement permitting such termination in the event that the Siebel Systems board of directors has withdrawn its recommendation to the Siebel Systems stockholders to adopt the merger agreement or modified its recommendation in a manner adverse to Oracle, as described in “The Merger Agreement—Termination,” so long as such termination occurs within 20 business days of such change in recommendation; or

•	the merger agreement is terminated by Siebel Systems under the provision of the merger agreement permitting such termination in the event that Siebel Systems accepts (or enters into a written agreement for a transaction constituting) a Superior Proposal, as described in “The Merger Agreement—Termination.”

Other Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, other than termination fees payable upon termination under “The Merger Agreement—Termination Fees Payable by Siebel Systems,” will be paid by the party incurring the expenses, whether or not the mergers are consummated.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after adoption of the merger agreement by Siebel Systems stockholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for Siebel Systems common stock.

THE SPECIAL MEETING

The Siebel Systems board of directors is using this document to solicit proxies from the holders of Siebel Systems common stock for use at the special meeting of Siebel Systems’ stockholders. Siebel Systems is first mailing this proxy statement/prospectus and accompanying form of proxy to Siebel Systems stockholders on or about December 29, 2005.

Matters Relating to the Special Meeting

Time and Place:	January 30, 2006 11:00 a.m., Pacific Time Sofitel Hotel 223 Twin Dolphin Drive Redwood City, CA 94065

Purpose of Special Meeting Is to Vote on the Following Items:

1. To adopt the merger agreement, as described in “The Proposed Transaction” on page 29.

2. To approve a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

3. To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

Record Date:	The record date for shares entitled to vote is December 15, 2005.

Outstanding Shares Held on Record Date:	On the record date, there were an aggregate of 533,683,557 shares of common stock outstanding and entitled to vote.

Shares Entitled to Vote:	Shares entitled to vote at the special meeting are Siebel Systems common stock. Each share of Siebel Systems common stock is entitled to one vote.

Quorum Requirement:

A quorum of stockholders (at least a majority of the outstanding shares of common stock represented by proxy or in person at the special meeting) is necessary to hold a valid special meeting. On the record date, there were an aggregate of 533,683,557 shares of common stock outstanding. Thus, 266,841,779 shares must be represented by proxy or present in person at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Abstentions and broker non-votes count towards the quorum requirement. If there is no quorum, a majority of the shares present in person or by proxy at the special meeting may vote to adjourn the special meeting to another date.

Shares Beneficially Owned by Siebel Systems Directors and Executive Officers as of the Record Date:	Siebel Systems directors and executive officers beneficially owned 61,124,268 shares of Siebel Systems common stock on the record date, including options exercisable within 60 days of the record date. These shares represent in total approximately 11.0% of the total voting power of Siebel Systems’ voting securities.

Webcast of Special Meeting:	The special meeting will be webcast and available for replay for one week following the special meeting. To access the webcast of the special meeting, go to the Investor Relations page on Siebel Systems’ website, www.siebel.com/investor, and follow the directions provided. Please note that information on, or that can be accessed through, Siebel Systems’ website, other than the proxy statement/prospectus and form of proxy, is not part of the proxy soliciting materials, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any of Siebel Systems’ filings under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Votes Necessary to Approve the Siebel Systems Merger Proposal

Item	Vote Necessary*
Siebel Systems Merger Proposal	Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Siebel Systems common stock. Abstentions and broker non-votes have the same effect as a vote against the Siebel Systems merger proposal.

Proposal to Adjourn Special Meeting	Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of a majority of the shares represented at special meeting and entitled to vote.

*	Under the rules of the New York Stock Exchange, if your broker holds your shares in its name, your broker may not vote your shares on the proposal to adopt the merger agreement or the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies absent instructions from you.

Proxies

Submitting Your Proxy.  You may vote in person by ballot at the Siebel Systems special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the Siebel Systems special meeting. If you attend the special meeting in person, you may cancel any proxy previously given and vote by ballot.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Siebel Systems by 11:59 p.m. Eastern Time on January 27, 2006, one of the individuals named as your proxy will vote your shares as you have directed. You may direct your shares to be voted “For” or “Against” the proposals or abstain from voting.

How to Vote by Proxy

By telephone:	You may submit your proxy by telephone by following the instructions included on your proxy card. Telephone voting will be accessible until 11:59 p.m. Eastern Time on January 27, 2006. If you submit your proxy by telephone, you do not need to return your proxy card.

By Internet:	You may also choose to submit your proxy on the Internet. The website for Internet voting should be listed on your proxy card. Internet voting will be accessible until 11:59 p.m. Eastern Time on January 27, 2006. If you submit your proxy on the Internet, you do not need to return your proxy card.

By mail:	To submit your proxy by mail, simply complete, date and sign your proxy and return it in the return envelope provided. Postage will be pre-paid if mailed in the United States.

If you submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Siebel Systems board of directors’ recommendations and vote your shares:

•	“For” adoption of the merger agreement; and

•	“For” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement.

Siebel Systems Householding Information

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement/prospectus and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be “householding” our proxy materials. A single proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your broker, direct your written request to Siebel Systems, Inc., Investor Relations, 2207 Bridgepointe Parkway, San Mateo, California 94404, or investor.relations@siebel.com or contact Investor Relations at (650) 477-5000. Stockholders who currently receive multiple copies of the proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker.

Changing or Revoking Your Proxy

You can revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

•	Prior to the special meeting, you may:

•	submit another properly completed proxy card with a later date by following the return instructions on the proxy card;

•	submit another proxy by telephone or over the Internet after you have already provided an earlier proxy (please see “Proxies - How to Vote by Proxy” above for instructions on how to do so); or

•	send a written notice that you are revoking your proxy to our Corporate Secretary at Siebel Systems’ principal offices at 2207 Bridgepointe Parkway, San Mateo, California 94404.

•	During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

Voting in Person

If you are a stockholder of record and you wish to vote in person at the special meeting, a ballot will be provided at the special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Proxy Solicitation

Siebel Systems will pay its own costs of soliciting proxies. In addition to the Siebel Systems’ proxy materials, Siebel Systems’ directors, officers, other employees and any other solicitors that Siebel Systems may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Siebel Systems will provide copies of its solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of Siebel Systems common stock for distribution to such beneficial owners. Siebel Systems has retained Georgeson Shareholder Communications, Inc. to aid in Siebel Systems’ proxy solicitation process. Siebel Systems estimates that its proxy solicitor fees will be approximately $15,000.

Do not send in any stock certificates with your proxy cards. The Exchange Agent will mail transmittal forms with instructions for the surrender of stock certificates for Siebel Systems common stock to former Siebel Systems stockholders as soon as practicable after the completion of the Siebel Systems merger.

Other Business

Siebel Systems is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

Stockholder Account Maintenance

Siebel Systems’ transfer agent is Mellon Investor Services LLC. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock, and similar issues, should be made by calling the Transfer Agent’s toll-free number, (800) 522-6645, or by email at shrrelations@mellon.com. In addition, you can access your account through the Transfer Agent’s website. To access your account on the Internet, visit www.melloninvestor.com.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the Siebel Systems merger, stockholders of Siebel Systems will become stockholders of New Oracle. Set forth on the following pages is a summary comparison of material differences between the rights of a New Oracle stockholder under the New Oracle certificate of incorporation and bylaws that will be in effect upon the closing of the Siebel Systems merger (each of which contain provisions identical to the certificate of incorporation and bylaws of Oracle currently in effect, other than certain immaterial provisions) and the rights of a Siebel Systems stockholder under Siebel Systems’ certificate of incorporation and bylaws currently in effect.

Copies of these documents will be sent to holders of Siebel Systems common stock upon request. We encourage you to refer to the relevant portions of the New Oracle certificate of incorporation and bylaws and the Siebel Systems certificate of incorporation and bylaws, each of which is incorporated in this document by reference, and the relevant provisions of the Delaware General Corporation Law.

Authorized Capital Stock

The authorized capital stock of New Oracle consists of 11,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which 200,000 shares are designated as Series A Junior Participating Preferred Stock and 11,200 shares are designated as Series B Preferred Stock.

The authorized capital stock of Siebel Systems consists of 2,000,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share, of which 1 share is designated as Series A1 Preferred Stock and 100,000 shares are designated as Series A2 Junior Participating Preferred Stock.

Size of Board of Directors

The number of New Oracle directors will be fixed from time to time by resolution of the New Oracle board of directors. The number of New Oracle directors following completion of the Siebel Systems merger will be fixed at twelve.

The number of Siebel Systems directors is fixed from time to time by resolution of the Siebel Systems board of directors. The number of Siebel Systems directors is currently fixed at ten.

Classified Board of Directors

New Oracle will not have a classified board of directors. Each director will be elected annually to a one-year term.

Siebel Systems’ board of directors is divided into three classes, each as nearly equal in number as possible, with each class being elected every three years to a three-year term.

Removal of Directors; Vacancies and Newly Created Directorships

New Oracle directors will be able to be removed, with or without cause, by a majority of the shares entitled to vote in an election of directors. Vacancies and newly created directorships on the New Oracle board of directors will be filled by a majority of the directors then in office, although less than a quorum, or by the stockholders.

Siebel Systems directors may be removed only for cause by a majority of the shares entitled to vote in an election of directors. Vacancies and newly created directorships on the Siebel Systems board of directors may be filled only by a majority of the directors then in office, although less than a quorum, and not by the stockholders, unless the board of directors determines that the stockholders shall fill such vacancies or newly created directorships.

Action by Written Consent

New Oracle stockholders will have the right to act by written consent in lieu of a stockholder meeting.

Siebel Systems stockholders may not take action by written consent in lieu of a stockholder meeting.

Ability to Call a Special Meeting

Holders of 20% or more of the outstanding shares of New Oracle common stock will have the right to call a special meeting of New Oracle stockholders.

Siebel Systems stockholders do not have the right to call a special meeting of Siebel Systems stockholders.

Nominations and Stockholder Proposals

There are no provisions in the certificate of incorporation or bylaws of New Oracle that will limit the ways in which stockholders can nominate directors or make other proposals at any annual meeting of New Oracle stockholders.

Siebel Systems’ bylaws require any stockholder seeking to bring a nomination or proposal before an annual meeting to give notice of the nomination or proposal to Siebel Systems between 90 and 120 days prior to first anniversary of the preceding year’s annual meeting subject to certain exceptions, provide specified information about the proponent and the nomination or proposal and comply with certain other procedural requirements.

Amendment of Certificate of Incorporation

The affirmative vote of holders of a majority of the outstanding shares of New Oracle common stock will be required to amend the New Oracle certificate of incorporation.

The affirmative vote of holders of a majority of the outstanding shares of Siebel Systems common stock is required to amend the Siebel Systems certificate of incorporation, except that the affirmative vote of holders of at least 66-2/3% of the outstanding shares of Siebel Systems common stock is required to amend certain provisions of the certificate of incorporation relating to the election and removal of directors, the calling of special meetings, stockholders’ inability to act by written consent, indemnification of directors and amendment of the Siebel Systems bylaws and certificate of incorporation.

Amendment of Bylaws

The New Oracle board of directors will have the power to amend the New Oracle bylaws, other than bylaws adopted by the New Oracle stockholders that specify that they cannot be amended by the New Oracle board of directors. The New Oracle bylaws will also be amendable with the approval of holders of a majority of the votes cast by New Oracle stockholders at a stockholder meeting.

The Siebel Systems board of directors has the power to amend the Siebel Systems bylaws. The Siebel Systems bylaws may also be amended with the approval of holders of at least 66-2/3% of the outstanding shares of Siebel Systems common stock.

State Anti-Takeover Laws

Section 203 of the Delaware General Corporation Law applies to New Oracle and Siebel Systems. It is an anti-takeover statute that is designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with New Oracle or Siebel Systems to negotiate with the board of directors for the fair and equitable treatment of all stockholders.

Under Section 203 of the Delaware General Corporation Law, no Delaware corporation shall engage in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This prohibition does not apply if

•	prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder,

•	upon consummation of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and by certain employee stock plans, or

•	at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. Neither New Oracle nor Siebel Systems has opted out of Section 203.

Rights Plans

Under Delaware General Corporation Law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of the shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of the rights.

Siebel Systems has entered into a stockholder rights agreement, and New Oracle will enter into a stockholder rights agreement prior to closing that contains provisions substantially similar to the amended and restated rights agreement of Oracle currently in effect. Following are the summaries of these rights agreements.

New Oracle.  New Oracle will have a stockholder rights plan under which each stockholder will have one right for each share of New Oracle common stock held. Each right entitles the registered holder to purchase from New Oracle one six thousand seven hundred fiftieth of a share of New Oracle’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $125. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights will be set forth in the Rights Agreement to be dated on or prior to the closing date.

The New Oracle rights will be attached to all New Oracle common stock and will be represented by the certificates representing New Oracle common stock, and no separate certificates representing New Oracle Rights will be distributed except as follows. The New Oracle Rights will separate from the New Oracle common stock, and be represented by separate rights certificates, upon the earlier of:

•	10 days following the date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”), but excluding New Oracle and Lawrence J. Ellison and his affiliates has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding New Oracle common stock, or

•	10 days following the commencement of a tender offer or exchange offer that would result in a person beneficially owning 15% or more of the outstanding New Oracle common stock.

Until the New Oracle rights separate from the New Oracle common stock to which they will be attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all common share certificates will contain a notation incorporating the terms of the Rights Agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent the rights. Only common stock issued prior to the date when the rights separate from the common stock will be issued with rights. Lawrence J. Ellison and his affiliates, associates and successors may acquire greater beneficial ownership of in excess of 15% of the common stock without becoming an acquiring person or causing the rights to separate from the common stock. The New Oracle rights are not exercisable until their separation from the New Oracle common stock and will expire at the close of business on March 31, 2008, unless the New Oracle board exchanges or redeems them earlier, as described below.

If a third party (other than Lawrence J. Ellison and his affiliates) acquires 15% or more of the New Oracle common stock, as described above, thus triggering a separation of the New Oracle rights from the New Oracle common stock, each holder of a New Oracle right will thereafter have the right to receive, upon exercise and payment of the exercise price, New Oracle common stock having a value equal to two times the exercise price. Alternatively, if the New Oracle rights separate from the common stock and become exercisable, New Oracle may provide that each right shall be exchanged for one and one-half New Oracle common share (subject to adjustment) and without other payment of the exercise price, provided that the New Oracle board of directors may not effect the exchange at any time after any person, other than New Oracle, or Lawrence J. Ellison and his affiliates, together with all affiliates and associates of this person, beneficially owns 50% or more of the New Oracle common stock then outstanding.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding New Oracle common stock, as described above,

•	New Oracle is acquired in a merger or other business combination,

•	an acquiring firm merges into New Oracle, or

•	50% or more of New Oracle’s assets or earning power is sold or transferred,

each holder of a New Oracle right, except as set forth below, shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding New Oracle common stock other than Lawrence J. Ellison and his affiliates will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding New Oracle common stock, or March 31, 2008, the New Oracle board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.000148 per right. Immediately upon the New Oracle board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The New Oracle board of directors may amend any provision of the Rights Agreement without approval of the holders of the rights prior to the time a person becomes an acquiring person. After this date, the board may not amend the Rights Agreement in any manner that would adversely affect the interests of the holders of the rights.

Until a right is exercised, a holder of rights will have no rights as a New Oracle stockholder, including the right to vote and to receive dividends, beyond its rights as an existing stockholder.

The New Oracle rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire 15% or more of the outstanding New Oracle common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of New Oracle’s board to negotiate with an acquirer on behalf of all the stockholders. The rights should also not interfere with any merger or other business combination approved by the New Oracle board of directors and the New Oracle stockholders because the board of directors may redeem the rights.

Siebel Systems.  Siebel Systems has a stockholder rights plan under which each stockholder has one right for each share of common stock held. Each right entitles the registered holder to purchase from Siebel Systems one ten thousandth of a share of Siebel Systems’ Series A2 Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $70. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description of the terms of the rights are set forth in the Rights Agreement dated as of January 29, 2003, and as amended on September 12, 2005, by and between Siebel Systems and Mellon Investor Services LLC, as rights agent. In connection with the execution of the merger agreement, the Siebel Systems board of directors amended the Siebel Systems Rights Agreement to make the rights inapplicable to the transactions contemplated by the merger agreement.

The Siebel Systems rights are attached to all Siebel Systems common share certificates currently outstanding, and no separate certificates representing them have been distributed. The rights will separate from the Siebel Systems common stock, and be represented by separate certificates, upon the earlier of:

•	The date of any public announcement that a person or group of affiliated or associated persons (an “acquiring person”), but excluding particular persons and entities, such as Siebel Systems, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Siebel Systems common stock, or

•	10 business days following the commencement of a tender offer or exchange offer that would result in an acquiring person beneficially owning 15% or more of the outstanding Siebel Systems stock.

Thomas M. Siebel and his associates and affiliates may have greater beneficial ownership without becoming an acquiring person.

Until the Siebel Systems rights separate from the Siebel Systems common stock to which they are attached, or an earlier date on which these rights are redeemed, exchanged or expire:

•	the rights will be evidenced by the common share certificates and will be transferred only with them,

•	all new common share certificates issued after the date of the rights agreement will contain a notation incorporating the terms of the rights agreement by reference, and

•	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificates.

As soon as practicable after the date when the rights separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on that date and, after that time, the separate right certificates alone will represent rights. Only common stock issued prior to the date when the rights separate from the common stock will be issued with rights. The Siebel Systems rights are not exercisable until their separation from the Siebel Systems common stock and will expire at the earlier of the close of business on February 12, 2013 or the effective time of the Siebel Systems merger, unless the Siebel Systems board exchanges or redeems them earlier, as described below.

If, other than in connection with the Siebel Systems merger, a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the Siebel Systems common stock thus triggering the separation of the Siebel Systems rights from the Siebel Systems common stock, each holder of a Siebel Systems right will thereafter have the right to receive, upon exercise and payment of the exercise price, Siebel Systems common stock or, in some circumstances, cash, property or other securities of Siebel Systems, having a value equal to two times the exercise price. Alternatively, if the Siebel Systems rights separate from the common stock and become exercisable, Siebel Systems may provide that each right shall be exchanged for one Siebel Systems common share and without other payment of the exercise price, provided that the Siebel Systems board of directors may not effect the exchange at any time after any person, other than Siebel Systems or specified other related parties, together with all affiliates and associates of this person, beneficially owns 50% or more of the Siebel Systems common stock then outstanding.

If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding Siebel Systems common stock, as described above,

•	If, other than in connection with the Siebel Systems merger, Siebel Systems is acquired in a merger or other business combination,

•	If, other than in connection with the Siebel Systems merger, an acquiring firm merges into Siebel Systems, or

•	50% or more of Siebel Systems’ assets or earning power is sold or transferred,

each holder of a Siebel Systems right, except as set forth below, shall thereafter have the right to receive, upon exercise and payment of the exercise price, common stock of the acquirer having a value equal to twice the exercise price.

Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding Siebel Systems common stock will be null and void.

At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of 15% of the outstanding Siebel Systems common stock, February 12, 2013, or the moment in time immediately preceding the Siebel Systems merger the Siebel Systems board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.001 per right. Immediately upon the Siebel Systems board of directors’ ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

The Siebel Systems board of directors may amend any provision of the rights agreement without approval of the holders of the rights prior to the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding Siebel Systems common stock. After this date the board may not amend the rights agreement in any manner that would adversely affect the interests of the holders of the rights (with the exclusion of the third party).

Until a right is exercised, a holder of rights will have no rights as a Siebel Systems stockholder, including the right to vote and to receive dividends, beyond its rights as an existing stockholder.

The Siebel Systems rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire more than 15% of the outstanding Siebel Systems common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of the Siebel Systems board of directors to negotiate with an acquirer on behalf of all the stockholders. The rights should also not interfere with any merger or other business combination approved by the Siebel Systems board of directors and the Siebel Systems stockholders because the board of directors may redeem the rights.

DESCRIPTION OF ORACLE CAPITAL STOCK

The following summary of the terms of the capital stock of Oracle is not meant to be complete and is qualified by reference to the relevant provisions of Delaware law and the Oracle restated certificate of incorporation and bylaws. Copies of the Oracle restated certificate of incorporation and bylaws will be sent to holders of shares of Oracle common stock and Siebel Systems common stock upon request. Please see “Where You Can Find More Information” below.

Authorized Capital Stock

Prior to Completion of the Transaction.  Under the Oracle restated certificate of incorporation, Oracle’s authorized capital stock consists of 11 billion shares of Oracle common stock, $0.01 par value, and 1 million shares of preferred stock, $0.01 par value. As of December 22, 2005, there were issued and outstanding:

•	5,155,275,443 shares of Oracle common stock (not counting shares held in Oracle’s treasury), and

•	employee stock options to purchase an aggregate of approximately 478,181,249 shares of Oracle common stock.

Following Completion of the Transaction.  If the Siebel Systems merger is completed, the provisions of the certificate of incorporation of New Oracle, including its capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof, will be identical to those of Oracle immediately prior to completion of the Siebel Systems merger.

Oracle Common Stock

Oracle Common Stock Outstanding.  The outstanding shares of Oracle common stock are, and the New Oracle common stock issued in the Siebel Systems merger will be, duly authorized, validly issued, fully paid and nonassessable. Oracle common stock is, and New Oracle common stock will upon completion of the Siebel Systems merger be, listed and principally traded on the Nasdaq Stock Market under the symbol “ORCL.”

Voting Rights.  Each holder of shares of Oracle common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights.  Subject to any preferential dividend rights granted to the holders of any shares of Oracle preferred stock that may at the time be outstanding, holders of Oracle common stock are entitled to receive dividends as may be declared from time to time by Oracle’s board of directors out of funds legally available therefor. Oracle has never declared or paid any cash dividends on its common stock or any of its other securities and does not expect to do so for the foreseeable future.

Rights upon Liquidation.  Holders of Oracle common stock are entitled to share pro rata, upon any liquidation or dissolution of Oracle, in all remaining assets available for distribution to stockholders after payment or providing for Oracle’s liabilities and the liquidation preference of any outstanding Oracle preferred stock.

Preemptive Rights.  Holders of Oracle common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Oracle Preferred Stock

Blank Check Preferred Stock.  Under the Oracle restated certificate of incorporation, without further stockholder action, the Oracle board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Oracle Stockholder Rights Plan.  Oracle maintains a stockholder rights plan under which each Oracle stockholder will have one right for each share of Oracle common stock held. Each right entitles the registered holder to purchase from Oracle one six thousand seven hundred fiftieth of a share of Oracle’s Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $125. The terms and conditions of the Oracle Stockholder Rights Plan is substantively equivalent to the terms and conditions of the New Oracle Stockholder Rights Plan described in “Comparison of Stockholder Rights—Rights Plan—New Oracle”. The description and terms of the rights are also set forth in an Amended and Restated Preferred Shares Rights Agreement between the Company and BankBoston, N.A., as Rights Agent, dated as of March 31, 1998, and amended as of March 22, 1999.

Transfer Agent and Registrar

Computershare Ltd. is the transfer agent and registrar for the New Oracle common stock.

Stock Exchange Listing of New Oracle Common Stock; Delisting of Siebel Systems Common Stock

It is a condition to the Siebel Systems merger that the New Oracle common stock issuable in the Siebel Systems merger be approved for listing on The Nasdaq Stock Market on or prior to the effective time of the Siebel Systems merger, subject to official notice of issuance. If the Siebel Systems merger is completed, Siebel Systems common stock will cease to be listed on The Nasdaq Stock Market.

LEGAL MATTERS

Davis Polk & Wardwell, special counsel to Oracle, will pass on the validity of the New Oracle common stock to be issued to Siebel Systems stockholders in the Siebel Systems merger. It is a condition to the completion of the Siebel Systems merger that Oracle receive an opinion from Davis Polk & Wardwell to the effect that the Oracle merger will not be a taxable transaction for U.S. federal income tax purposes and Siebel Systems receive an opinion from Cooley Godward, counsel to Siebel Systems, to the effect that the mergers will constitute exchanges to which Section 351 of the Internal Revenue Code applies. This condition may be waived. Please see “The Merger Agreement—Conditions to the Completion of the Mergers” and “The Proposed Transaction—Material U.S. Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements of Oracle appearing in Oracle’s Annual Report on Form 10-K/A for the year ended May 31, 2005 (including schedule appearing therein), and Oracle management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and included herein in Annex D in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Siebel Systems as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, and Siebel Systems management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

From time to time, certain Oracle and Siebel Systems stockholders submit proposals they believe should be voted upon by the stockholders. The SEC has adopted regulations that govern the inclusion of such proposals in the annual meeting proxy materials.

Stockholder proposals for inclusion in Oracle’s proxy statement and form of proxy relating to the Oracle 2006 annual meeting of stockholders must be received by May 2, 2006. Before July 19, 2006, an Oracle stockholder may also submit a proposal or director nomination for the 2006 annual meeting of stockholders that may be considered at such meeting but not included in Oracle’s proxy statement or form of proxy. Such stockholder proposals should be sent by mail to Daniel Cooperman, Senior Vice President, General Counsel & Secretary, Oracle Corporation, 500 Oracle Parkway, Mailstop 5op7, Redwood City, California 94065. Stockholders may also submit a proposal via facsimile addressed to Daniel Cooperman, Senior Vice President, General Counsel and Secretary to (650) 506-7114 and followed with a hard copy.

Stockholder proposals for inclusion in Siebel Systems’ proxy statement and form of proxy relating to the Siebel Systems 2006 annual meeting of stockholders must be received by January 2, 2006. Between February 8, 2006 and March 10, 2006, Siebel Systems stockholders may also submit a proposal or director nomination for the 2006 annual meeting of stockholders that may be considered at such meeting but not included in Siebel Systems’ proxy statement or form of proxy. Such stockholder proposals should be addressed to Siebel Systems to our Corporate Secretary at 2207 Bridgepointe Parkway, San Mateo, California 94404. You should also review Siebel Systems’ Bylaws, which are filed with the SEC, for additional requirements about advance notice of stockholder proposals and director nominations.

WHERE YOU CAN FIND MORE INFORMATION

Oracle and Siebel Systems file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Siebel Systems and Oracle, that make electronic filings with the SEC. The address of that site is www.sec.gov.

New Oracle filed a registration statement on Form S-4 to register with the SEC the New Oracle common stock to be issued to Siebel Systems stockholders in the Siebel Systems merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New Oracle in addition to being a proxy statement of Siebel Systems for the special meeting. In addition, we have attached certain filings made by Oracle with the SEC as Annexes to this proxy statement/prospectus. As permitted by the SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

The SEC allows us to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial performance.

You may also find more information by visiting the Oracle and Siebel Systems websites at www.oracle.com and www.siebel.com, respectively.

Siebel Systems SEC Filings (File No. 000-20725)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Proxy Statement on Schedule 14A	Annual meeting held June 8, 2005

Current Reports on Form 8-K	Filed on January 11, 2005, January 27, 2005 (only that information deemed “filed” under Items 4.02 and 9.01), February 24, 2005, March 3, 2005, April 18, 2005, April 20, 2005, May 26, 2005, July 7, 2005 (Item 2.05 disclosure only), September 12, 2005, September 19, 2005 and November 17, 2005

Description of Siebel Systems Common Stock from Registration Statement on Form 8-A	Filed on May 15, 1996

We are also incorporating by reference additional documents that Siebel Systems files with the SEC between the date of this proxy statement/prospectus and the later of the date of the special meeting and the election deadline.

Oracle has supplied all information contained in or found in an Annex to this proxy statement/prospectus relating to Oracle, and Siebel Systems has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Siebel Systems.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference and any other SEC filings made by the companies are available from us without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference and any other SEC filings made by the companies by requesting them in writing or by telephone from the appropriate party at the following address:

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, California 94404

(650) 477-5000

If you would like to request documents from us, please do so by January 23, 2006 to receive them before the stockholders’ meetings. We shall send the documents by first-class mail within one business day of receiving your request.

You can also get more information by visiting Oracle’s web site at www.oracle.com and Siebel Systems’ website at www.siebel.com. Website materials are not part of this proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Siebel Systems merger proposal. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Siebel Systems or Oracle. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. This proxy statement/prospectus is dated December 27, 2005. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of New Oracle common stock in the transaction shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

September 12, 2005, as amended,

among

ORACLE CORPORATION,

SIEBEL SYSTEMS, INC.,

OZARK HOLDING INC.,

OZARK MERGER SUB INC.

and

SIERRA MERGER SUB INC.

(This Composite reflects Amendment No. 1 dated December 27, 2005)

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, AS AMENDED

AGREEMENT AND PLAN OF MERGER dated as of September 12, 2005, as amended (this “Agreement”) among Oracle Corporation, a Delaware corporation (“Oracle”), Siebel Systems, Inc., a Delaware corporation (“Siebel”), Ozark Holding Inc., a Delaware corporation and a wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sierra Merger Sub” and, together with Ozark Merger Sub, the “Merger Subs”).

WHEREAS, the Boards of Directors of each of Oracle, Siebel, Parent, Ozark Merger Sub and Sierra Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the transactions contemplated hereby on the terms and conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, in consideration of Oracle entering into this Agreement and incurring certain related fees and expenses, certain stockholders of Siebel are executing a voting agreement dated as of the date hereof (the “Voting Agreement”) relating to Siebel Stock (as defined below) beneficially owned by such stockholders; and

WHEREAS, it is intended that, for United States federal income tax purposes, the Mergers (as defined below) shall qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal by a Third Party for (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Siebel and its Subsidiaries or 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel, in each such case in this clause (c) which would result in a Third Party beneficially owning (i) 15% or more of any class of equity or voting securities of Siebel or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Siebel or (ii) 15% or more of the consolidated assets of Siebel and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Average Oracle Stock Price” means the greater of (i) the average closing price of Oracle Stock on the Nasdaq over the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs or (ii) $10.72.

“Alternative Transaction” means a transaction described in the definition of “Acquisition Proposal”; provided, however, that for purposes of this definition of “Alternative Transaction,” all references in the definition of “Acquisition Proposal” to “15%” shall be deemed to refer to 50% instead.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” means the date of Closing.

“Competition Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument of any kind.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Law (including common law) or permit primarily relating to the protection of the environment.

“Environmental Permits” means, with respect to any Person, all permits, licenses and approvals required by Environmental Laws and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all trademarks, trade names, service marks, domain names, patents, copyrights, trade secrets, and all applications and registrations of such worldwide; and technology (including but not limited to computer software programs, applications, algorithms, models, databases or documentation), inventions, know-how and tangible or intangible proprietary information or materials.

“Knowledge” means (a) with respect to Siebel, the actual knowledge of any of its executive officers or any of the Persons listed on Exhibit B (as it has been updated through the date of this Agreement) of the NDA, as amended, who are employees of Siebel or its Subsidiaries as of the date of this Agreement; and (b) with respect to Oracle, the actual knowledge of any of its executive officers and any of the Persons listed on Exhibit B (as it has been updated through the date of this Agreement) of the NDA, as amended, who are employees of Oracle or its Subsidiaries as of the date of this Agreement.

“Law” means any foreign, domestic, federal, state or local law, statute, ordinance, rule, regulation, order, judicial decision, judgment or decree.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind, but excluding Permitted Liens. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect on any Person: (a) any adverse effect (including any loss of employees, any cancellation of or delay in customer orders, any litigation or any disruption in supplier, distributor, partner or similar relationships) resulting from or arising out of the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Mergers, (b) any adverse effect resulting from or arising out of general economic conditions to the extent that they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (c) any adverse effect resulting from or arising out of general conditions in the industries in which such Person and its Subsidiaries operate to the extent that they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, (e) any adverse effect resulting from or arising out of changes (after the date of this Agreement) in GAAP or applicable Laws, (f) any adverse effect resulting from or arising out of the matters disclosed in Section 1.01 of the Siebel Disclosure Schedule or (g) any adverse effect resulting from or arising out of the failure of any Person to meet internal or analysts’ expectations or projections (it being understood, however, that any facts, events, changes or developments causing or contributing to such failures to meet expectations or projections may (unless addressed in any of (a), (b), (c), (d), (e) or (f) of this definition) constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

“Nasdaq” means the Nasdaq Stock Market.

“NDA” means the Non-Disclosure Agreement dated as of June 15, 2005 between Siebel and Oracle.

“Oracle Preferred Stock” means the Series C Preferred Stock, $0.01 par value per share, of Oracle to be issued pursuant to the Recapitalization Agreement.

“Other Oracle Representations” means the representations and warranties of Oracle other than the Oracle Specified Representations.

“Other Siebel Representations” means the representations and warranties of Siebel other than the Siebel Specified Representations.

“Oracle Stock” means the common stock, $0.01 par value per share, of Oracle.

“Oracle Specified Representations” means the representations and warranties contained in Sections 5.01, 5.02, 5.03, 5.05(a), 5.05(b) and 5.08.

“Parent Preferred Stock” means the Series C Preferred Stock, $0.01 par value per share, of Parent.

“Parent Stock” means the common stock, $0.01 par value per share, of Parent.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other encumbrances arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by the relevant party or any Subsidiary of the relevant party and for which the relevant party or a Subsidiary of the relevant party has established adequate reserves, (b) liens or other encumbrances for Taxes that are not due and payable, that are being contested in good faith by appropriate proceedings or that may thereafter be paid without interest or penalty or (c) Liens that, in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Recapitalization Agreement” means the Recapitalization Agreement dated as of December 27, 2005 by and between Oracle and Oracle USA, Inc., a Colorado corporation.

“Registered IP” means all U.S. and foreign patent, trademark, internet domain name and copyright registrations, and applications therefor, for any Siebel IP.

“Restricted Stock” means each share of Siebel restricted stock that is outstanding under any stock option or compensation plan, agreement or arrangement of Siebel.

“Restricted Stock Award” means a Restricted Stock Unit or a share of Restricted Stock granted by Siebel pursuant to any of the Siebel Stock Plans or any other stock option or compensation plan, agreement or arrangement of Siebel or its Subsidiaries.

“Restricted Stock Unit” means a restricted stock unit granted pursuant to any of the Siebel Stock Plans or any other stock option or compensation plan, agreement or arrangement of Siebel or its Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Siebel Balance Sheet” means the consolidated balance sheet of Siebel as of June 30, 2005, and the notes thereto, set forth in the Current Report on Form 10-Q for the period ended June 30, 2005.

“Siebel Balance Sheet Date” means June 30, 2005.

“Siebel Board Recommendation” means the recommendation of Siebel’s Board of Directors that Siebel’s stockholders adopt this Agreement.

“Siebel IP” means all Intellectual Property owned or exclusively controlled by Siebel and/or its Subsidiaries.

“Siebel Software Products” means all software products sold by Siebel or its Subsidiaries.

“Siebel Specified Representations” means the representations and warranties contained in Sections 4.01, 4.02, 4.04(a), 4.04(b), 4.05(a), 4.05(b) and 4.24.

“Siebel Stock” means the common stock, $0.001 par value per share, of Siebel.

“Siebel Stock Plans” means the Siebel 1996 Equity Incentive Plan and the Siebel 1998 Equity Incentive Plan, as each may be amended from time to time.

“Siebel 10-K” means Siebel’s annual report on Form 10-K for the fiscal year ended December 31, 2004.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person other than Oracle or Siebel or any of their respective Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreed Plan	7.13
Agreement	Preamble
Cash Election Price	3.02(b)
Change in Recommendation	6.03(b)
Certificates	3.10
Closing	2.03
Code	Preamble
Disclosure Schedules	Article 5
Effective Time	2.02(b)
Election Deadline	3.03
Election Form	3.03
Election Record Date	3.03(a)
Employee Plan	4.16(a)
End Date	9.01
Exchange Agent	3.10
Exchange Ratio	3.02
Exchange Shares	4.05(b)
Existing D&O Policy	7.10(b)
Foreign Plans	4.16(a)
GAAP	4.08(a)
Governmental Entity	4.03
Initial Effective Time	2.01(b)
Judgment	4.12(a)
Maximum Premium	7.10(b)
Mergers	2.02(a)
Merger Filings	2.01(b)
Merger Subs	Preamble
Necessary IP Rights	4.20(a)
Option Exchange Ratio	7.10(b)
Oracle	Preamble
Oracle Disclosure Schedule	Article 5
Oracle Merger	2.01(a)
Oracle Merger Consideration	3.01(b)
Oracle Merger Filing	2.01(b)
Ozark Merger Sub	Preamble
Oracle Option	3.09
Oracle Rights	5.10(b)
Oracle Rights Agreement	5.10(b)
Oracle Stock Consideration	3.01(b)
Oracle Surviving Corporation	2.01(a)
Parent	Preamble
Permits	4.13(b)
Proxy Statement	4.09
Publicly Available Technology	4.20(g)
Registration Statement	4.09
Sarbanes-Oxley Act	4.07(e)
Section 965 Dividend	7.13
Siebel	Preamble
Siebel Advisory Group	4.24

Term	Section
Siebel Certificate of Merger	2.02(b)
Siebel Disclosure Schedule	Article 4
Siebel Employee Plan	4.16(a)
Siebel ESPP	7.11(a)
Siebel Indemnified Persons	7.10
Siebel Merger	2.02
Siebel Merger Consideration	3.02
Sierra Merger Sub	Preamble
Siebel Option	3.08(a)
Siebel Representatives	6.03(a)
Siebel Rights	4.27(b)
Siebel Rights Agreement	4.05(b)
Siebel SEC Documents	4.07(a)
Siebel Securities	4.05(b)
Siebel Significant Contract	4.14
Siebel Stockholder Approval	4.02(a)
Siebel Stockholder Meeting	6.02
Siebel Subsidiary Securities	4.06(b)
Siebel Surviving Corporation	2.02(a)
Stock Election	3.03(a)
Stock Election Number	3.04(a)
Stock Election Price	3.02(b)
Stock Electing Siebel Share	3.02(b)
Stock Proration Factor	3.04(b)
Subsidiaries	4.19(c)
Superior Proposal	6.03
Surviving Corporations	2.02(a)
Tax	4.15(h)
Tax Return	4.15(h)
Tax Sharing Agreements	4.15(h)
Taxing Authority	4.15(h)
Technology	4.20(g)
Termination Fee	10.04(b)
Uncertificated Shares	3.10(a)
Qualified Third Party	6.03(b)
Voting Agreement	Preamble
WARN Act	4.17(b)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement, and all references to Schedules are to corresponding sections of the applicable Disclosure Schedule, in each case unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute are to that statute as amended from time to time, and to the rules and regulations promulgated thereunder, and, in each case, to any successor statute, rules or regulations thereto. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE 2

THE MERGERS

Section 2.01. The Oracle Merger.

(a) At the Initial Effective Time, Ozark Merger Sub shall be merged with and into Oracle (the “Oracle Merger”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Ozark Merger Sub shall cease and Oracle shall be the surviving corporation (the “Oracle Surviving Corporation”).

(b) As soon as practicable (and, in any event, within five Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Mergers set forth in Article 8 other than conditions that by their nature are to be satisfied at the Closing and will in fact be satisfied or waived at the Closing, Oracle shall file a certificate of merger, certified by the Secretary of Oracle in accordance with Section 251(g) of the DGCL (the “Oracle Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Oracle Merger. The Oracle Merger shall become effective at the Initial Effective Time. As used herein, the term “Initial Effective Time” means the time at which the certificate of merger is filed (or at any other time indicated therein and mutually agreed to by Oracle and Siebel).

(c) From and after the Initial Effective Time, the Oracle Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Oracle and Ozark Merger Sub, all as provided under the DGCL.

Section 2.02. The Siebel Merger.

(a) At the Effective Time, Sierra Merger Sub shall be merged with and into Siebel (the “Siebel Merger” and, together with the Oracle Merger, the “Mergers”) in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of Sierra Merger Sub shall cease and Siebel shall be the surviving corporation (the “Siebel Surviving Corporation” and, together with the Oracle Surviving Corporation, the “Surviving Corporations”).

(b) Immediately following the Initial Effective Time, Siebel and Sierra Merger Sub shall file a certificate of merger (the “Siebel Certificate of Merger” and, together with the Oracle Merger Filing, the “Merger Filings”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Siebel Merger. The Siebel Merger shall become effective at the Effective Time. As used herein, the term “Effective Time” means the time one minute following the Initial Effective Time.

(c) From and after the Effective Time, the Siebel Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Siebel and Sierra Merger Sub, all as provided under the DGCL.

Section 2.03. Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Mergers (the “Closing”) will take place on the date on which the Initial Effective Time and the Effective Time occurs, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Davis Polk & Wardwell, 1600 El Camino Real, Menlo Park, CA 94025, unless another place is agreed to in writing by the parties hereto.

Section 2.04. Certificates of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of Siebel shall be the certificate of incorporation of the Siebel Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

(b) At the Initial Effective Time, the certificate of incorporation of Oracle shall be the certificate of incorporation of the Oracle Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law; provided that the certificate of incorporation of Oracle Surviving Corporation shall be amended at the Initial Effective Time as required or permitted by Section 251(g) of the DGCL to reflect the changes on Exhibit E hereto.

(c) At the Effective Time, the bylaws of Siebel shall be the bylaws of the Siebel Surviving Corporation, and at the Initial Effective Time, the bylaws of Oracle shall be the bylaws of the Oracle Surviving Corporation.

(d) The certificate of incorporation and bylaws of Parent in effect immediately after the Initial Effective Time will contain provisions identical to the certificate of incorporation and bylaws of Oracle in effect immediately before the Initial Effective Time, in each case other than as required or permitted by Section 251(g) of the DGCL, and the name of Parent immediately after the Initial Effective Time shall be Oracle Corporation.

Section 2.05. Directors and Officers of the Surviving Corporations. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Sierra Merger Sub at the Effective Time shall be the directors of the Siebel Surviving Corporation and (b) the officers of Siebel at the Effective Time shall be the officers of the Siebel Surviving Corporation. From and after the Initial Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Ozark Merger Sub at the Initial Effective Time shall be the directors of the Oracle Surviving Corporation and (b) the officers of Oracle at the Initial Effective Time shall be the officers of the Oracle Surviving Corporation. Until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Oracle immediately before the Initial Effective Time shall be the directors of Parent immediately after the Effective Time and (b) the officers of Oracle immediately before the Initial Effective Time shall be the officers of Parent immediately after the Effective Time.

Section 2.06. Transaction Structure. (a) The parties may, with the approval of their respective boards of directors, at any time prior to the mailing of the Proxy Statement, change the method of effecting the combination of Siebel and Oracle contemplated hereby (including, without limitation, the provisions of this Article 2). This Agreement and any related documents will be appropriately amended in order to reflect any such revised transaction.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that the total number of Stock Electing Siebel Shares are less than 6% of Siebel Stock outstanding immediately after the Election Deadline, then this Agreement shall be automatically converted into an agreement of Oracle to acquire Siebel pursuant to a reverse triangular merger in which the Siebel Merger Consideration shall be the Cash Election Price and the provisions of this Agreement shall be equitably modified to obtain such result.

Section 2.07. Parent Rights Plan. Prior to the Effective Time, Parent shall adopt a shareholder rights plan, effective as of the Initial Effective Time, having terms and conditions substantially identical to the terms and conditions set forth in the Oracle Rights Agreement.

ARTICLE 3

CONVERSION OF SECURITIES

Section 3.01. Oracle and Ozark Merger Sub. At the Initial Effective Time, by virtue of the Oracle Merger and without any action on the part of Oracle, Parent, Ozark Merger Sub or any holder of any shares of Oracle Stock or Oracle Preferred Stock:

(a) All shares of Oracle Stock that are held by Oracle as treasury stock or that are owned by Oracle, Ozark Merger Sub or any other Subsidiary of Oracle immediately prior to the Initial Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 3.01(a) and Section 3.09(b), each outstanding share of Oracle Stock issued and outstanding immediately prior to the Initial Effective Time shall be converted into the right to receive from Parent one fully paid and nonassessable share of Parent Stock (the “Oracle Stock Consideration”) and each outstanding share of Oracle Preferred Stock issued and outstanding immediately prior to the Initial Effective Time shall be converted into the right to receive from Parent one fully paid and nonassessable share of Parent Preferred Stock (together with the Oracle Stock Consideration, the “Oracle Merger Consideration”). All shares of Parent Stock and Parent Preferred Stock issued pursuant to this Section 3.01(b) shall be duly authorized and validly issued and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c) Each share of Ozark Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Oracle Surviving Corporation.

Section 3.02. Siebel and Sierra Merger Sub. At the Effective Time, by virtue of the Siebel Merger and without any action on the part of Siebel, Parent, Sierra Merger Sub or any holder of any shares of Siebel Stock:

(a) All shares of Siebel Stock that are held by Siebel as treasury stock or that are owned by Siebel, Sierra Merger Sub or any Subsidiary of Siebel immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Subject to Sections 3.02(a), 3.04, 3.05, 3.06, Section 3.08(b) and 3.11, each share of Siebel Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent either the Stock Election Price or the Cash Election Price (the Stock Election Price or Cash Election Price, as applicable, the “Siebel Merger Consideration”) with the form of Siebel Merger Consideration determined as follows:

(i) each share of Siebel Stock with respect to which an election to receive stock has been made and not revoked or converted into the right to receive the Cash Election Price pursuant to Section 3.04(b) (each, a “Stock Electing Siebel Share”) shall be converted into the right to receive the number of shares of Parent Stock (the “Stock Election Price”) equal to $10.66 divided by the Average Oracle Stock Price (the “Exchange Ratio”); and

(ii) each other share of Siebel Stock shall be converted into the right to receive an amount equal to $10.66 in cash without interest (the “Cash Election Price”).

(c) Each share of Sierra Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Siebel Surviving Corporation.

Section 3.03. Elections. (a) Each Person (other than Parent, Siebel, Sierra Merger Sub or any other Subsidiary of Siebel) who, as of a date to be mutually agreed by Oracle and Siebel and which shall be no fewer than 20 Business Days prior to the Election Deadline (the “Election Record Date”), is a record holder of Siebel Stock will be entitled, with respect to all (but not less than all) of such shares of Siebel Stock, to make an election (a “Stock Election”), on or prior to the Election Deadline, to receive the Stock Election Price on the basis hereinafter set forth.

(b) Prior to the Election Record Date, Parent shall prepare a form, in form and substance reasonably acceptable to Siebel (an “Election Form”), pursuant to which a holder of record of shares of Siebel Stock may make a Stock Election with respect to all (but not less than all) of the shares of Siebel Stock owned by such holder. Parent shall cause the Exchange Agent to mail an Election Form, as promptly as practicable following the

Election Record Date, to each holder of record of shares of Siebel Stock as of the close of business on the Election Record Date.

(c) Subject to Section 2.06(b), a Stock Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m., New York time, on a date selected by Oracle (which date shall be not earlier than 20 Business Days, and not later than two Business Days, prior to the Effective Time) (the “Election Deadline”) an Election Form covering the shares of Siebel Stock to which such Stock Election applies, executed and completed in accordance with the instructions set forth in such Election Form. Any share of Siebel Stock with respect to which the Exchange Agent has not received an effective Stock Election meeting the requirements of this Section 3.03(c) by the Election Deadline shall be deemed not to be a Stock Electing Siebel Share. A Stock Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Siebel Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Siebel Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Siebel Stock. Any termination of this Agreement in accordance with Article 9 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) Oracle shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Form and the manner and extent to which Stock Elections are to be taken into account in making the determinations required by this Article.

Section 3.04. Proration of Election Price. (a) The number of shares of Siebel Stock eligible to be converted into the right to receive the Stock Election Price at the Effective Time shall not exceed the number of shares of Siebel Stock which is equal to 30% of the shares of Siebel Stock outstanding immediately prior to the Effective Time (excluding any shares of Siebel Stock to be canceled pursuant to Section 3.02(a)) (the “Stock Election Number”).

(b) If the number of Stock Electing Siebel Shares exceeds the Stock Election Number, then such Stock Electing Siebel Shares shall be treated in the following manner:

(i) A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing the Stock Election Number by the total number of Stock Electing Siebel Shares.

(ii) A number of Stock Electing Siebel Shares covered by each stockholder’s Stock Election equal to the product of (x) the Stock Proration Factor and (y) the total number of Stock Electing Siebel Shares covered by such Stock Election shall be converted into the right to receive the Stock Election Price.

(iii) Each Stock Electing Siebel Share, other than those shares of Siebel Stock converted into the right to receive the Stock Election Price in accordance with Section 3.04(b)(ii), shall be converted into the right to receive the Cash Election Price as if such Shares of Siebel Stock were not Stock Electing Siebel Shares.

(c) If the number of Stock Electing Siebel Shares is less than or equal to the Stock Election Number, then each Stock Electing Siebel Share shall be converted into the right to receive the Stock Election Price and each other share of Siebel Stock (other than shares of Siebel Stock to be canceled pursuant to Section 3.02(a)) shall be converted into the right to receive the Cash Election Price.

Section 3.05. Dissenting Shares. Notwithstanding Section 3.02, shares of Siebel Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Siebel Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into a right to receive the Siebel Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such shares of Siebel Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Siebel Merger Consideration. Siebel shall give Oracle prompt notice of any demands received by Siebel for appraisal of shares of Siebel Stock, and Oracle shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Oracle, or to the extent required by applicable law, Siebel shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 3.06. Certain Adjustments. If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Oracle Stock or Siebel Stock, the Siebel Merger Consideration shall be adjusted accordingly to provide to the holders of Siebel Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.07. Effect on Parent Stock. Immediately following the Effective Time, shares of the capital stock of Parent owned by the Oracle Surviving Corporation shall be cancelled by Parent without payment therefor.

Section 3.08. Siebel Stock Options and Restricted Stock Awards. (a) As of the Effective Time, each stock option outstanding under any stock option or compensation plan, agreement or arrangement of Siebel (each, a “Siebel Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall cease to represent a right to acquire Siebel Stock and shall be converted automatically into an option to purchase shares of Parent Stock on substantially the same terms and conditions (including vesting schedule) as applied to such Siebel Option immediately prior to the Effective Time, except that (i) the number of shares of Parent Stock subject to each assumed Siebel Option shall be determined by multiplying the number of shares of Siebel Stock subject to such Siebel Option by a fraction (the “Option Exchange Ratio”), the numerator of which is the closing sale price of a share of Siebel Stock as reported on the Nasdaq, as of the close of business on the trading day immediately preceding the date on which the Effective Time occurs, and the denominator of which is the average closing price of Oracle Stock on the Nasdaq over the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share), at an exercise price per share of Parent Stock (rounded up to the nearest whole cent) equal to (x) the per share exercise price for the shares of Siebel Stock otherwise purchasable pursuant to such Siebel Option divided by (y) the Option Exchange Ratio.

(b) Effective as of the Effective Time, each Restricted Stock Award with respect to which shares of Siebel Stock remain unvested or unissued as of the Effective Time shall be converted automatically into a substantially similar award for Parent Stock and shall remain subject to the vesting conditions in effect on the date hereof, except that the number of shares of Parent Stock subject to each such assumed award shall be determined by multiplying the number of shares of Sierra Stock subject to such Restricted Stock Award by the Option Exchange Ratio.

(c) Prior to the Effective Time, Siebel shall provide to Oracle an updated schedule that identifies as of the Effective Time with respect to each Siebel Option and Siebel Restricted Stock Award, (i) the name of the holder, (ii) the number of shares subject to such award, (iii) the Employee Plan under which the award was issued, (iv) the exercise price of each Siebel Option, (v) the number of shares vested, (vi) the vesting schedule, (vii) the grant date, and (viii) the expiration date.

Section 3.09. Oracle Stock Options and Restricted Stock Awards. As of the Initial Effective Time, (a) each stock option outstanding under any stock option or compensation plan or arrangement of Oracle (each, an “Oracle Option”) that is outstanding immediately prior to the Initial Effective Time, whether or not then vested or exercisable, shall cease to represent a right to acquire Oracle Stock and shall be converted automatically into an option to purchase the same number of shares of Parent Stock, on substantially the same terms and conditions (including vesting schedule and per share exercise price) as applied to such Oracle Option immediately prior to the Effective Time and (b) each share of Oracle restricted stock and each restricted stock unit of Oracle that is not vested on or prior to the Initial Effective Time that is outstanding under any stock option or compensation plan, agreement or arrangement of Oracle immediately prior to the Initial Effective Time, whether or not then vested or exercisable, shall cease to represent a share of Oracle restricted stock or an Oracle restricted stock unit and shall be converted automatically into a share of restricted stock or a restricted stock unit, as the case may be, of Parent, on substantially the same terms and conditions (including vesting schedule) as applied to such Oracle restricted stock or restricted stock unit immediately prior to the Initial Effective Time.

Section 3.10. Surrender and Payment. (a) Prior to the Election Record Date, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of (i) mailing and receiving Election Forms and determining, in accordance with this Article 3, the form of Siebel Merger Consideration to be received by each holder of shares of Siebel Stock, and (ii) exchanging the applicable Siebel Merger Consideration (A) for certificates representing shares of Siebel Stock (the “Certificates”) or (B) for uncertificated shares of Siebel Stock (the “Uncertificated Shares”). Parent shall make available to the Exchange Agent, as needed, the applicable Siebel Merger Consideration to be issued or paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of Siebel Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange; provided, that any such letter of transmittal and instructions shall be sent to holders of Uncertificated Shares only to the extent determined necessary by Oracle and the Exchange Agent to effect the transactions contemplated hereby.

(b) Each holder of shares of Siebel Stock that have been converted into the right to receive the Siebel Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Siebel Merger Consideration in respect of the Siebel Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Siebel Merger Consideration (if any), at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Siebel Stock or is otherwise required under applicable law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Siebel Merger Consideration.

(c) If any portion of the Siebel Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Siebel Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Siebel Surviving Corporation, they shall be canceled and exchanged for the applicable Siebel Merger Consideration, in accordance with the procedures set forth in this Section 3.10.

(e) Any portion of the Siebel Merger Consideration made available by Parent to the Exchange Agent pursuant to Section 3.10(a) that remains unclaimed by the holders of shares of Siebel Stock six months after the Effective Time shall be returned to Parent upon demand, and any such holder who has not exchanged shares of Siebel Stock for the Siebel Merger Consideration in accordance with this Section 3.10 prior to that time shall thereafter look only to Parent for payment of the Siebel Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Siebel Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Siebel Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Stock constituting part of the Siebel Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 3.11, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 3.11 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(g) Any portion of the Siebel Merger Consideration made available to the Exchange Agent pursuant to Section 3.10(a) or Section 3.11 to pay for shares of Siebel Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

(h) Certificates representing shares of Oracle Stock and Oracle Preferred Stock immediately prior to the Initial Effective Time shall, from and after the Initial Effective Time, represent the shares of Parent Stock and Parent Preferred Stock, respectively, constituting the Oracle Merger Consideration. At the Effective Time, the Exchange Agent shall exchange by book entry transfer all uncertificated shares of Oracle Stock (excluding any shares of Oracle Stock to be canceled pursuant to Section 3.01(a)) and Oracle Preferred Stock for the shares of Parent Stock and Parent Preferred Stock, as applicable, constituting the Oracle Merger Consideration. No separate certificates shall be issued in exchange for Oracle Stock or Oracle Preferred Stock in accordance with Section 251(g) of DGCL.

Section 3.11. No Fractional Shares of Parent Stock. No fractional shares of Parent Stock shall be issued in the Siebel Merger. All fractional shares of Parent Stock that a holder of shares of Siebel Stock would otherwise be entitled to receive as a result of the Siebel Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying such fractional share by the closing price of Oracle Stock on the trading day immediately preceding the Closing Date. As soon as practicable after the determination of the amount of cash to be paid to such former holders of Siebel Stock in lieu of any fractional interests, the Exchange Agent shall notify Parent, and Parent shall ensure that there is deposited with the Exchange Agent and shall cause the Exchange Agent to make available in accordance with this Agreement such amounts to such former holders of Siebel Stock.

Section 3.12. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Siebel Merger Consideration with respect to the shares of Siebel Stock formerly represented thereby, and unpaid dividends and distributions on shares of Parent Stock deliverable in respect thereof pursuant to this Agreement.

Section 3.13. Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by or on behalf of Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by or on behalf of Parent.

Section 3.14. Further Assurances. At and after the Effective Time, the officers and directors of Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Oracle Surviving Corporation, Ozark Merger Sub or Oracle, or the Siebel Surviving Corporation, Sierra Merger Sub or Siebel, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Oracle Surviving Corporation, Ozark Merger Sub or Oracle, or the Siebel Surviving Corporation, Sierra Merger Sub or Siebel, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent, the Oracle Surviving Corporation or the Siebel Surviving Corporation, as applicable, as a result of, or in connection with, the Mergers.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SIEBEL

Except as set forth in the disclosure schedule delivered by Siebel to Oracle prior to the execution of this Agreement (the “Siebel Disclosure Schedule”), Siebel represents and warrants to Oracle that:

Section 4.01. Corporate Existence and Power. Siebel is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Siebel is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. True and complete copies of the certificate of incorporation and bylaws of Siebel as currently in effect have been filed with the SEC and referenced as exhibits in the Siebel 10-K.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby are within Siebel’s corporate powers and, except for the required approval of Siebel’s stockholders in connection with the consummation of the Siebel Merger, have been duly authorized by all necessary corporate action on the part of Siebel. The affirmative vote of the holders of a majority of the outstanding shares of Siebel Stock voting to adopt this Agreement (the “Siebel Stockholder Approval”) is the only vote of the holders of any of Siebel’s capital stock necessary in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes a valid and binding agreement of Siebel enforceable against Siebel in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held, prior to the execution of this Agreement, Siebel’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interest of Siebel’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby and (iii) resolved (subject to Section 6.03) to recommend that Siebel’s stockholders adopt this Agreement.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby require no action by, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational (each a “Governmental Entity”), other than (a) the completion of the Merger Filings with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Siebel is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether federal, state or foreign, (d) compliance with any applicable requirements of Nasdaq and (e) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.04. Non-contravention. The execution, delivery and performance by Siebel of this Agreement and the consummation by Siebel of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Siebel, (b) assuming compliance with the matters referred to in Section 4.03 and that the Siebel Stockholder Approval is obtained, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) require any consent under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Siebel or any of its Subsidiaries is entitled under, any provision of any Siebel Significant Contract or any other Contract material to Siebel and its Subsidiaries, or any Permit affecting, or relating in any way to, the assets or business of Siebel and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Siebel or any of its Subsidiaries, in each case except for such contraventions, conflicts and violations referred to in clause (b) and such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel (provided that the matters described in clause (a) of the definition of Material Adverse Effect shall be taken into account and not excluded for the purposes of determining whether or not a Material Adverse Effect shall have occurred under this Section 4.04).

Section 4.05. Capitalization. (a) The authorized capital stock of Siebel consists of 2,000,000,000 shares of Siebel Stock and 2,000,000 shares of preferred stock, $0.001 par value per share, of Siebel. As of September 9, 2005 (i) 525,424,234 shares of Siebel Stock were issued and outstanding of which 83,214 are shares of Restricted Stock subject to forfeiture or repurchase; (ii) 1 share of preferred stock was issued and outstanding and was held by Computershare Trust Company of Canada; (iii) Siebel Options to purchase an aggregate of 113,680,094 shares of Siebel Stock (of which Siebel Options to purchase an aggregate of 82,738,892 shares of Siebel Stock were exercisable) were issued and outstanding; and (iv) an aggregate of 1,829,766 shares of Siebel Stock were reserved for the settlement of Restricted Stock Units. All outstanding shares of capital stock of Siebel have been, and all shares that may be issued pursuant to any equity compensation plan of Siebel will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights. No Subsidiary of Siebel owns any shares of capital stock of Siebel.

(b) Except (i) as set forth in this Section 4.05, (ii) for changes since September 9, 2005 resulting from the exercise of Siebel Options and settlement of Restricted Stock Units outstanding on such date, (iii) for 1,259,142 outstanding exchangeable shares of Siebel Janna Arrangement, Inc. (the “Exchangeable Shares”) (which are exchangeable into the same number of shares of Siebel Stock as of August 23, 2005), and (iv) for the shares and conversion rights designated in connection with the Rights Agreement dated as of January 29, 2003, between Siebel and Mellon Investors Services LLC, as Rights Agent (the “Siebel Rights Agreement”), as of the date of this Agreement, there are no outstanding (A) shares of capital stock or voting securities of Siebel, (B) securities of Siebel convertible into or exchangeable for shares of capital stock or voting securities of Siebel, (C) options, warrants or other rights or arrangements to acquire from Siebel, or other obligations or commitments of Siebel to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Siebel (the items in clauses (A), (B) and (C) being referred to collectively as the “Siebel Securities”), (D) voting trusts, proxies or other similar agreements or understandings to which Siebel or any of its Subsidiaries is a party or by which Siebel or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of Siebel or any of its Subsidiaries or (v) contractual obligations or commitments of any character to which Siebel or any of its Subsidiaries is a party or by which Siebel or any of its Subsidiaries is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Siebel or any of its Subsidiaries. Other than the obligations reflected in the terms of the Siebel Securities referred to in this Section 4.05, there are no outstanding obligations of Siebel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Siebel Securities.

(c) Siebel has provided to Oracle a schedule that identifies, with respect to each Siebel Option and Siebel Restricted Stock Award issued as of September 9, 2005, (i) the number of shares subject to such award, (ii) the exercise price or purchase price (if applicable) of each Siebel Option and Siebel Restricted Stock Award, (iii) the number of shares vested, (iv) the vesting schedule and (v) the grant date.

Section 4.06. Subsidiaries. (a) Each Significant Subsidiary (as defined in Regulation S-K under the 1934 Act; provided however that the 10% threshold referred to in such definition shall be deemed to be 5% for the purposes of this Agreement) of Siebel is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each such Significant Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. All Significant Subsidiaries of Siebel and their respective jurisdictions of incorporation are identified in the Siebel 10-K.

(b) Other than the Exchangeable Shares, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of Siebel, is owned by Siebel, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than the Exchangeable Shares, there are no outstanding (i) securities of Siebel or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Siebel or (ii) options, warrants or other rights or arrangements to acquire from Siebel or any of its Subsidiaries, or other obligations or commitments of Siebel or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Siebel (the items in clauses (i) and (ii) being referred to collectively as the “Siebel Subsidiary Securities”). Other than the obligations reflected in the terms of the Exchangeable Shares, there are no outstanding obligations of Siebel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Siebel Subsidiary Securities.

Section 4.07. SEC Filings. (a) Siebel has delivered, or otherwise made available through Siebel’s filings with the SEC, to Oracle (i) Siebel’s annual reports on Form 10-K for its fiscal years ended December 31, 2004, 2003 and 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31 and June 30, 2005, (iii) its proxy or information statements relating to meetings of the stockholders of Siebel since December 31, 2004 and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2004 (the documents referred to in this Section 4.07, together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Siebel SEC Documents”).

(b) As of its filing date, except as set forth in a subsequent Siebel SEC Document filed prior to the date of this Agreement, each Siebel SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, each as in effect on its respective filing date.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Siebel SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Siebel SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by Siebel since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Siebel’s chief executive officer and/or chief financial officer, as required, pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. As of the date of this Agreement, no Subsidiary of Siebel is subject to the periodic reporting requirements of the 1934 Act.

Section 4.08. Financial Statements: Internal Controls. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Siebel included in the Siebel SEC Documents fairly present, in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Siebel and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) Siebel’s system of internal controls over financial reporting are reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Siebel’s assets that would materially affect Siebel’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of December 31, 2004 (nor has any such deficiency or weakness been identified between that date and the date of this Agreement).

(c) Siebel’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are reasonably designed to ensure that (i) all material information (both financial and non-financial) required to be disclosed by Siebel in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Siebel’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Siebel required under the 1934 Act with respect to such reports.

(d) Since the date of their last certification filed with the SEC, neither the chief executive officer nor the chief financial officer of Siebel has become aware of any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in Siebel’s internal controls over financial reporting.

(e) The audit committee of the Board of Directors of Siebel includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K.

(f) Siebel has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. Siebel has promptly disclosed any change in or waiver of Siebel’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX. To the Knowledge of Siebel, there have been no violations of provisions of Siebel’s code of ethics by any such persons.

Section 4.09. Information Provided. The information supplied by Siebel for inclusion or incorporation in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Stock issuable in the Mergers will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Siebel for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to Siebel stockholders in connection with the Siebel Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement is first mailed to the Siebel stockholders or at the time of the Siebel Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.10. Absence of Certain Changes. Between the Siebel Balance Sheet Date and the date of this Agreement, (a) the business of Siebel and each of its Subsidiaries has been conducted in the ordinary course consistent with past practices, (b) there has not been any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Siebel and (c) there has not been any action or event, nor any authorization, commitment or agreement by Siebel or any of its Subsidiaries with respect to any action or event, that if taken or if it occurred after the date hereof would be prohibited by Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Siebel or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Siebel Balance Sheet or disclosed in the notes thereto,

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Siebel Balance Sheet Date;

(c) liabilities or obligations incurred that are not in excess of $5,000,000 in the aggregate; and

(d) liabilities or obligations incurred directly pursuant to this Agreement.

Section 4.12. Litigation.

(a) There is no Proceeding (or, to the Knowledge of Siebel, investigation) pending or, to the Knowledge of Siebel, threatened against, Siebel or any of its Subsidiaries or any of their respective businesses or assets or any of the directors or employees of Siebel or any of its Subsidiaries or, to the Knowledge of Siebel, its stockholders or representatives (in each case insofar as any such matters relate to their activities with Siebel or any of its Subsidiaries) at law or in equity, or before any Governmental Entity, arbitrator or arbitration panel that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. Neither Siebel nor any of its Subsidiaries is subject to any outstanding judgment, injunction, order or decree (a “Judgment”) against Siebel or any of its Subsidiaries or naming Siebel or any of its Subsidiaries as a party or by which any of the employees or representatives of Siebel or any of its Subsidiaries is prohibited or restricted from engaging in or otherwise conducting the business of Siebel or any of its Subsidiaries as presently conducted that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel. Section 4.12(a) of the Siebel Disclosure Schedule includes a complete and accurate summary of each claim, investigation, Proceeding and Judgment set forth therein which would reasonably be expected to result in a liability to Siebel or any of its Subsidiaries in excess of $1,000,000.

(b) To the Knowledge of Siebel, there is no investigation or review by any Governmental Entity or self-regulatory authority with respect to Siebel or any of its Subsidiaries (excluding investigations and reviews of Intellectual Property applications by the Intellectual Property offices of a Governmental Entity) or any of their respective employees (insofar as any such investigation or review relates to their activities with Siebel or any of its Subsidiaries) actually pending or threatened, nor has any Governmental Entity or self-regulatory authority indicated to Siebel or any of its Subsidiaries in writing or, to the Knowledge of Siebel, verbally, an intention to conduct the same that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.13. Compliance With Applicable Law.

(a) Siebel and its Subsidiaries and their businesses and operations are, and since January 1, 2003 have been, in compliance in all material respects with all material Laws applicable to Siebel or such Subsidiaries. Neither Siebel nor any of its Subsidiaries has received any written notice since January 1, 2003 (i) of any administrative, civil or criminal investigation or audit (other than Tax audits) by any Governmental Entity relating to Siebel or any of its Subsidiaries or (ii) from any Governmental Entity alleging that Siebel or its Subsidiary is not in compliance in any material respect with any applicable Law.

(b) Each of Siebel and each of its Subsidiaries has in effect all material approvals, authorizations, certificates, filings, franchises, licenses, variances, exemptions, notices, permits and rights of or with all Governmental Entities (“Permits”) necessary for it to own, lease or otherwise hold and to operate its real properties and tangible assets and to carry on its businesses and operations as now conducted, except for the failure to have such Permits that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Siebel. Since January 1, 2003, there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving to others any right of termination, amendment or cancellation, with or without notice or lapse of time or both, of, any such Permit, except for such defaults, violations and events that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Siebel. The transactions contemplated hereby would not reasonably be expected to cause the revocation or cancellation (with or without notice or lapse of time or both) of any such Permit that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel.

Section 4.14. Contracts. As of the date of this Agreement, neither Siebel nor any of its Subsidiaries is a party to any of the following types of Contracts (each such Contract and each Contract disclosed on the Siebel Disclosure Schedule being referred to in this Agreement as a “Siebel Significant Contract”):

(a) Contract required to be filed by Siebel with the SEC pursuant to Item 601 of Regulation S-K under the 1933 Act;

(b) Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental commitments by Siebel or any of its Subsidiaries, or the payment therefor by Siebel or any of its Subsidiaries, providing for either (i) recurring annual payments by Siebel after the date hereof of $500,000 or more or (ii) aggregate payments or potential aggregate payments by Siebel after the date hereof of $2,500,000 or more;

(c) Contract that contains any exclusivity provisions restricting Siebel or any of its Affiliates or limits the freedom of Siebel or any of its Affiliates to compete in any line of business or with any Person or in any area or which would so limit the freedom of Siebel or any of its Affiliates after the Closing Date;

(d) lease or sublease (whether of real or personal property) to which Siebel or any of its Subsidiaries is party as either lessor or lessee, providing for either (i) annual payments after the date hereof of $1,000,000 or more or (ii) aggregate payments after the date hereof of $2,500,000 or more;

(e) material Contract relating in whole or in part to the use, exploitation or practice of any Intellectual Property by Siebel or any of its Subsidiaries (including any license or other Contract under which Siebel or any of its Subsidiaries is licensee or licensor of any such Intellectual Property) other than the Contracts set forth in Section 4.20(e)(i) of the Siebel Disclosure Schedule);

(f) Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $2,500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(g) Contract under which Siebel or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than Siebel or any of its Subsidiaries and other than (i) extensions of credit in the ordinary course of business consistent with past practices and (ii) investments in marketable securities in the ordinary course of business consistent with past practices);

(h) Contract under which Siebel or any of its Subsidiaries has any obligations which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $2,500,000;

(i) Contract providing for indemnification of any Person with respect to material liabilities relating to any current or former business of Siebel, any of its Subsidiaries or any predecessor Person other than indemnification obligations of Siebel or any of its Subsidiaries pursuant to the provisions of a Contract entered into by Siebel or any of its Subsidiaries in the ordinary course of business consistent with past practices and that could not reasonably be expected to have a Material Adverse Effect on the Company;

(j) partnership, joint venture or other similar Contract or arrangement; or

(k) employee collective bargaining agreement or other Contract with any labor union or employment Contract (other than for employment at-will or similar arrangements) that has an aggregate future liability in excess of $100,000 and is not terminable by Siebel or any of its Subsidiaries by notice of not more than 60 days for a cost of less than $100,000.

Neither Siebel nor any of its Subsidiaries, nor, to the Knowledge of Siebel, any other party thereto, is in violation of or in default under (nor does there exist any condition, and no event or circumstances have occurred, which upon the passage of time or the giving of notice would cause such a violation of or default under) in any material respect any Siebel Significant Contract. Each Siebel Significant Contract is a valid and binding agreement of Siebel or its Subsidiary, as applicable, and, to the Knowledge of Siebel, any other party thereto, and is in full force and effect except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.15. Taxes. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, Siebel or any of its Subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any extension of time which has been granted within which to file), and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) Siebel and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Siebel and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of Siebel and its Subsidiaries through the Tax year ended December 31, 2000 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d) There are no material Liens or encumbrances for Taxes on any of the assets of Siebel or any of its Subsidiaries.

(e) No federal, state, local or foreign audits, examinations, investigations or other Proceedings are pending or, to Siebel’s Knowledge, threatened with regard to any Taxes or Tax Returns of Siebel or its Subsidiaries.

(f) There is currently no effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes with respect to Siebel or any of its Subsidiaries.

(g) Neither Siebel nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement.

(h) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Entity (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of Siebel or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of Siebel or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of Siebel or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding Siebel or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability, other than indemnification agreements or arrangements pertaining to the sale or lease of assets or subsidiaries.

Section 4.16. Employee Benefits Plans. (a) “Siebel Employee Plan” means each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (each, an “Employee Plan”) which (i) is maintained, administered or contributed to by Siebel or any Affiliate of Siebel as of the date of this Agreement and covers any employee or former employee of Siebel or any of its Subsidiaries, or (ii) with respect to which Siebel or any of its Subsidiaries has any liability. With respect to employee benefit plans, programs, and other arrangements providing incentive compensation or other benefits similar to those provided under any Employee Plans to any employee or former employee or dependent thereof, which plan, program or arrangement is subject to the laws of any jurisdiction outside the United States (“Foreign Plans”), (1) to Siebel’s Knowledge the Foreign Plans have been maintained in all material respects in accordance with all applicable Laws, (2) if intended to qualify for special tax treatment, the Foreign Plans meet all requirements for such treatment, (3) if intended to be funded and/or book-reserved, the Foreign Plans are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (4) no liability which could be material to Siebel and its Subsidiaries taken as a whole exists or reasonably could be imposed upon the assets of Siebel or any of its Subsidiaries by reason of such Foreign Plans, other than to the extent reflected on the Siebel Balance Sheet.

(b) Neither Siebel nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, or any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

(c) Each Siebel Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and Siebel is not aware of any reason why any such determination letter should be revoked or not be reissued. Siebel has made available to Oracle copies of the most recent Internal Revenue Service determination letters with respect to each such Siebel Employee Plan. Each Siebel Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No events have occurred with respect to any Siebel Employee Plan that could result in payment or assessment by or against Siebel of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, director or independent contractor of Siebel or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Siebel Employee Plan or other employee plan or agreement.

(e) Neither Siebel nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of Siebel or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(f) There is no Proceeding pending against or involving (and, to the Knowledge of Siebel, there is no audit or investigation pending or threatened, and there is no Proceeding threatened, against or involving), any Siebel Employee Plan or any fiduciary thereof with respect to their duties under the Siebel Employee Plan or the assets of any of the trusts thereunder, before any court or arbitrator or any Governmental Entity.

(g) Siebel has identified in Section 4.16(g) of the Siebel Disclosure Schedule and has made available to Oracle true and complete copies of (i) all severance plans and agreements and employment agreements (other than offer letters for “at will” employments) with or relating to directors or executive officers of Siebel or any of its Subsidiaries, and (ii) all plans, programs, agreements and other arrangements of Siebel and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions.

Section 4.17. Labor and Employment Matters. (a) Neither Siebel nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreements or understandings with any labor unions or labor organizations. There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Siebel, threatened against Siebel or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the Knowledge of Siebel to organize any employees of Siebel or any of its Subsidiaries, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) Since January 1, 2004, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) in respect of Siebel or its Subsidiaries, and (ii) neither Siebel nor any of its Subsidiaries has been affected by any transactions or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, local or foreign Law or regulation which is similar to the WARN Act.

Section 4.18. Insurance Policies. (a) Section 4.18(a) of the Siebel Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of Siebel and its Subsidiaries are in full force and effect. There is no material claim by Siebel or any of its Subsidiaries pending under any of such policies or bonds as to which Siebel has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and Siebel and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Siebel does not have any Knowledge of threatened termination of, or material premium increase with respect to, any of such policies.

(b) Section 4.18(b) of the Siebel Disclosure Schedule identifies each material insurance claim made by Siebel or any of its Subsidiaries between January 1, 2003 and the date of this Agreement.

Section 4.19. Environmental Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel:

(i) no notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, no Proceeding is pending and, to the Knowledge of Siebel, no investigation or review is pending or threatened and no Proceeding is threatened, by any Governmental Entity or other Person relating to or arising out of any the failure of Siebel or any of its Subsidiaries to comply with any Environmental Law;

(ii) Siebel and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits;

(iii) there has been no release by Siebel or its Subsidiaries, or for which Siebel or any of its Subsidiaries would reasonably be expected to be liable by Contract or by operation of Law, of any pollutant, contaminant, or chemical or any toxic or otherwise hazardous substance, waste or material at, under, from or to any facility or real property currently or formerly owned, leased or operated by Siebel or any of its Subsidiaries; and

(iv) there are no liabilities of Siebel or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to the Knowledge of Siebel, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b) Neither Siebel nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

(c) For purposes of this Section 4.19, the terms “Siebel” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of Siebel or any of its Subsidiaries.

Section 4.20. Intellectual Property; Computer Software.

(a) Siebel and its Subsidiaries possess the rights (“Necessary IP Rights”) to practice all Intellectual Property necessary for the conduct of the business of Siebel and its Subsidiaries as currently conducted. The consummation of the transactions contemplated by this Agreement will not restrict, encumber, impair or extinguish any Necessary IP Rights in any material respect.

(b) There are no Proceedings pending or, to the Knowledge of Siebel, threatened, (i) alleging infringement or misappropriation of the Intellectual Property of any Person by Siebel or any of its Subsidiaries, or (ii) challenging the scope, ownership, validity, or enforceability of the Siebel IP (other than ordinary course correspondence between Siebel or any of its Subsidiaries and any patent, trademark or copyright Governmental Entity in connection with the prosecution of the Registered IP) or of Siebel and its Subsidiaries’ rights under the Necessary IP Rights. None of Siebel and its Subsidiaries has infringed or misappropriated any Intellectual Property of any third person, except as would not result in or would not reasonably be expected to result in any liability that is material to Siebel and its Subsidiaries, taken as a whole.

(c) (i) Siebel and its Subsidiaries hold all right, title and interest in and to all Siebel IP owned by Siebel or its Subsidiaries and has a valid right to use all Siebel IP licensed to Siebel or its Subsidiaries, free and clear of any Lien, and (ii) there are no restrictions on the disclosure, use or transfer of the Necessary IP Rights, the Siebel IP owned by Siebel or its Subsidiaries or the Siebel Software Products that will impair in any material respect Parent’s ability to operate the business of Siebel and its Subsidiaries after the Effective Time, or that will cause the Necessary IP Rights, the Siebel IP owned by Siebel or its Subsidiaries or the Siebel Software Products to be forfeited or changed adversely in any material respect as a result of the transactions contemplated by this Agreement. All assignments (and licenses where required) of material items of Siebel IP owned by Siebel or its Subsidiaries have been duly recorded with the appropriate governmental authorities.

(d) Section 4.20(d) of the Siebel Disclosure Schedule contains a true and complete list of all Registered IP as of the date of this Agreement. Siebel and its Subsidiaries have taken all actions necessary to maintain and protect the Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information. Siebel and each of its Subsidiaries have complied in all material respects with all applicable notice and marking requirements for the Registered IP. None of the Registered IP has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of Siebel, all Registered IP is valid and enforceable.

(e) Section 4.20(e)(i) of the Siebel Disclosure Schedule contains a true and complete list of all Contracts as of the date of this Agreement to which Siebel or any of its Subsidiaries is a party or is otherwise bound which relate to the use, exploitation or practice of any Intellectual Property, except (i) Contracts entered into by Siebel or any of its Subsidiaries in the ordinary course of business pursuant to which Siebel Software Products are licensed to a third party customer (other than (A) any Contract pursuant to which Siebel has received, prior to the date of this Agreement, aggregate license payments in excess of $10,000,000, (B) any Contract pursuant to which, as of the date of this Agreement, a customer is obligated to pay Siebel aggregate maintenance payments in excess of $1,500,000, and (C) the largest ten Contracts, measured by aggregate revenue in a fiscal year, in each of Siebel’s two fiscal years ending prior to the date of this Agreement and in the current fiscal year to the date of this Agreement); (ii) non-exclusive licenses of third party Intellectual Property used by Siebel or any of its Subsidiaries for internal purposes; or (iii) Contracts pursuant to which any Intellectual Property distributed with, or incorporated into, version 7.4 or earlier versions of the Siebel Software Products is licensed to Siebel or any of its Subsidiaries.

(f) Except as would not be and would not reasonably be expected to be, material to Siebel and its Subsidiaries taken as a whole, Siebel and its Subsidiaries have (i) taken all customary steps to protect their rights in confidential information and trade secrets, and to protect any confidential information provided to them by any other person and (ii) Siebel and its Subsidiaries have obtained all rights necessary to enable Siebel to license the Siebel Software Products under the customer agreements it has entered into, including ownership of all works of authorship and inventions made by its employees.

(g) Section 4.20(g) of the Siebel Disclosure Schedule contains a true and complete list of the Siebel Software Products that are included in the 7.8, 7.7 and 7.5 releases of such products that are generally available as of the date of this Agreement. Other than under (a) a source code escrow arrangement under which a third party is the escrow holder, and pursuant to which certain Siebel customers are entitled to receive access to the escrowed source code in the event of failures of customer support or bankruptcy or insolvency, (b) development arrangements under which third parties assist with the development of the Siebel Software Products, or (c) source code that is shipped as part of the generally available Siebel Software Products, no parties other than Siebel or any of its Subsidiaries, possess any current or contingent right to any source code that is part of Siebel Software Products. Siebel Software Products do not contain any software code that would subject the Siebel Software Products to a requirement that the Siebel Software Products be licensed to or otherwise shared with any third party as Publicly Available Technology. “Publicly Available Technology” means any software or technology (including but not limited to computer software programs, applications, algorithms, models, databases or documentation) (collectively, “Technology”) that requires as a condition of use, modification and/or distribution of such Technology that other software or technology incorporated into, derived from or distributed with such Technology (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) be redistributable at no charge. Without limiting the generality of the foregoing, “Publicly Available Technology” includes any Technology that is distributed under any of the following open licenses or distribution models: the GNU General Public License (GPL), GNU Lesser General Public License or GNU Library General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(h) Siebel uses commercially available antivirus software to protect Siebel Software Products from becoming infected by, and the Siebel Software Products do not contain, any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation (as documented by Siebel) of such software by or for Siebel or its authorized user.

(i) Siebel has not been in violation of, and is in compliance with, the Export Administration Act.

Section 4.21. Properties.

(a) Siebel and each of its Subsidiaries have good and marketable title to, or valid leasehold interests in, all of their tangible properties and tangible assets which are reflected in the most recent balance sheet included in the Siebel SEC Documents, or which are, individually or in the aggregate, material to the business or financial condition of Siebel. All such assets and properties, other than assets and properties in which Siebel or any of its Subsidiaries has leasehold interests, are free and clear of all Liens except for Liens that, in the aggregate, do not and would not reasonably be expected to result in a Material Adverse Effect on Siebel.

(b) Siebel and each of its Subsidiaries enjoy peaceful and undisturbed possession under all material real property leases to which they are parties.

Section 4.22. Interested Party Transactions. (a) Neither Siebel nor any of its subsidiaries is a party to any transaction or agreement with any Affiliate, 5% or more stockholder, director or executive officer of Siebel and (b) no event has occurred since the date of Siebel’s last proxy statement to its stockholders that would, in the case of either clause (a) or clause (b), be required to be reported by Siebel pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Siebel, neither Siebel nor any of its Subsidiaries nor (to the Knowledge of Siebel) any director, officer, agent or employee of Siebel or any of its Subsidiaries at the direction of or on behalf of Siebel or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or for the business of Siebel or an of its Subsidiaries, or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977.

Section 4.24. Finders’ Fees. Except for Goldman, Sachs & Co. and Perseus Advisors, LLC (together, the “Siebel Advisory Group”), copies of whose engagement agreements are provided herewith, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Siebel or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. Siebel has received the opinion of Goldman, Sachs & Co., financial advisor to Siebel, to the effect that, as of the date of this Agreement, the consideration to be received by the holders of Siebel Stock, taken in the aggregate, is fair from a financial point of view to such holders.

Section 4.26. Tax Treatment. Assuming the accuracy of the representations and warranties contained in Section 5.09, neither Siebel nor any of its Affiliates has taken or has agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the exchanges of Siebel Stock, Oracle Stock and Oracle Preferred Stock for Parent Stock or Parent Preferred Stock, as applicable, pursuant to the Mergers, taken together, from qualifying as exchanges described in Section 351 of the Code.

Section 4.27. Antitakeover Statutes and Rights Agreement.

(a) Siebel has taken all action necessary to exempt the Siebel Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from the restrictions set forth in Section 203 of the DGCL, and, accordingly, neither the restrictions set forth in Section 203 nor the provisions of any other antitakeover or similar statute or regulation apply or purport to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) Siebel has taken all actions necessary to render the rights (the “Siebel Rights”) issued pursuant to the terms of the Siebel Rights Agreement inapplicable to this Agreement, the Siebel Merger, the Voting Agreement and to the transactions contemplated hereby and thereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ORACLE

Except as set forth in the disclosure schedule delivered by Oracle to Siebel prior to the execution of this Agreement (the “Oracle Disclosure Schedule” and, together with the Siebel Disclosure Schedule, the “Disclosure Schedules”), Oracle represents and warrants to Siebel that:

Section 5.01. Corporate Existence and Power. Each of Oracle, Parent and each Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Each of Oracle, Parent and each Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle. True and complete copies of the certificate of incorporation and bylaws of Oracle as currently in effect have been filed with the SEC and referenced as exhibits in Oracle’s Form 10-K for the fiscal year ended May 31, 2005. Oracle has heretofore delivered to Siebel true and complete copies of the certificate of incorporation and bylaws as currently in effect of each of Parent and each Merger Sub.

Section 5.02. Parent and Merger Subs.

(a) Since their respective dates of incorporation, none of Parent or either Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

(b) The authorized capital stock of Parent consists of 1,000 shares of Parent Stock, of which 100 shares are issued and outstanding. All of the outstanding shares of Parent Stock have been validly issued, are fully paid and nonassessable and are owned directly by Oracle free and clear of any Lien. The authorized capital stock of Ozark Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien. The authorized capital stock of Sierra Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 5.03. Corporate Authorization. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle, Parent and each Merger Sub of the transactions contemplated hereby are within the corporate powers of Oracle, Parent or such Merger Sub, as applicable, and, except for the approval of the sole stockholder of each of Parent and each Merger Sub, have been duly authorized by all necessary corporate action on the part of Oracle, Parent and each Merger Sub. This Agreement constitutes a valid and binding agreement of each of Oracle, Parent and each Merger Sub, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 5.04. Governmental Authorization. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle, Parent and each Merger Sub of the transactions contemplated hereby require no action by, or filing with, any Governmental Entity, other than (a) the completion of the Merger Filings with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Oracle is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, whether federal, state or foreign, (d) compliance with any applicable requirements of Nasdaq and (e) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle.

Section 5.05. Non-contravention. The execution, delivery and performance by Oracle, Parent and each Merger Sub of this Agreement and the consummation by Oracle of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Oracle, Parent or either Merger Sub, (b) assuming compliance with the matters referred to in Section 5.04, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) require any consent under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Oracle or any of its Subsidiaries is entitled under any provision of any material agreement or any Permit affecting, or relating in any way to, the assets or business of Oracle and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Oracle or any of its Subsidiaries, in each case except for such contraventions, conflicts and violations referred to in clause (b) and such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Oracle (provided that the matters described in clause (a) of the definition of Material Adverse Effect shall be taken into account and not excluded for the purposes of determining whether or not a Material Adverse Effect shall have occurred under this Section 5.05).

Section 5.06. Information Supplied. The information supplied by Oracle for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Oracle for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the stockholders of Siebel or at the time of the Siebel Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.07. Litigation. There is no Proceeding (or, to the Knowledge of Oracle, investigation) pending or, to the Knowledge of Oracle, threatened against Oracle or any of its Subsidiaries or any of their respective properties before any Governmental Entity that questions the validity of this Agreement or any action to be taken by Oracle, Parent or either Merger Sub in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 5.08. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Oracle or any of its Subsidiaries who might be entitled to any fee or commission from Oracle or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.09. Tax Treatment. Neither Oracle nor any of its Affiliates has taken or has agreed to take any action, or is aware of any fact or circumstance, that would be reasonably likely to prevent the exchanges of Siebel Stock, Oracle Stock and Oracle Preferred Stock for Parent Stock or Parent Preferred Stock, as applicable, pursuant to the Mergers, taken together, from qualifying as exchanges described in Section 351 of the Code.

Section 5.10. Antitakeover Statutes and Rights Agreement. (a) Oracle has taken all action necessary to exempt the Oracle Merger, this Agreement and the transactions contemplated hereby from the restrictions set forth in Section 203 of the DGCL, and, accordingly, neither the restrictions set forth in Section 203 nor the provisions of any other antitakeover or similar statute or regulation apply or purport to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws or regulations enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) Oracle has taken all actions necessary to render the rights (the “Oracle Rights”) issued pursuant to the terms of the Amended and Restated Preferred Shares Rights Agreement, dated as of March 31, 1998, as amended as of March 22, 1999, between Oracle and BankBoston, N.A., as Rights Agent (the “Oracle Rights Agreement”), inapplicable to the Oracle Merger, this Agreement and to the transactions contemplated hereby.

Section 5.11. Financing. At the Effective Time, Oracle will have, and will make available to Parent, sufficient cash, available lines of credit or other sources of immediately available funds to enable Parent to deliver the aggregate Cash Election Price payable by virtue of the Siebel Merger in accordance with this Agreement.

Section 5.12. SEC Filings. Oracle has delivered, or otherwise made available through Oracle’s filings with the SEC, to Siebel (i) Oracle’s annual reports on Form 10-K for its fiscal years ended May 31, 2005, 2004 and 2003, (ii) its proxy or information statements relating to meetings of the stockholders of Oracle since December 31, 2004 and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since May 31, 2005 (the documents referred to in this Section 5.12, together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Oracle SEC Documents”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Oracle SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.13. Financial Statements. The audited consolidated financial statements of Oracle included in the Oracle SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Oracle and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

ARTICLE 6

COVENANTS OF SIEBEL AND ORACLE

Section 6.01. Conduct of Business of Siebel. Except for matters permitted or contemplated by this Agreement, set forth on Schedule 6.01 or as required by applicable Law, unless Oracle otherwise agrees in writing, from the date of this Agreement to the Effective Time, Siebel shall, and shall cause each of its

Subsidiaries to, conduct its business in the ordinary course of business consistent with past practices and use reasonable efforts to preserve intact its business organization and relationships with customers, suppliers, licensors, licensees and distributors with the objective of preserving unimpaired their goodwill and ongoing business at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters permitted or contemplated by this Agreement, set forth on Schedule 6.01 or required by applicable Law, from the date of this Agreement to the Effective Time, Siebel shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Oracle (which consent shall not in the case of clause (k) be unreasonably withheld or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of Siebel or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Siebel to its parent; (ii) split, combine or reclassify any of the capital stock of Siebel or any of its Subsidiaries; (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of Siebel or any of its Subsidiaries, other than (A) in connection with any redemption or call of any of the Exchangeable Shares; or (B) in accordance with the terms of the Siebel Rights Agreement; or (iv) purchase, redeem or otherwise acquire any shares of capital stock of Siebel or any of its Subsidiaries or any other securities thereof or any rights, options, warrants or calls to acquire any such shares or other securities, other than (A) in connection with any redemption or call of any of the Exchangeable Shares; (B) in accordance with the terms of the Siebel Rights Agreement; and (C) the repurchase of unvested Restricted Stock Awards under the Siebel Stock Plans outstanding as of the date of this Agreement but only if required to be repurchased pursuant to the terms of the Restricted Stock Awards as of the date of this Agreement;

(b) issue, deliver, sell, grant, pledge, transfer or otherwise encumber or dispose of or subject to any Lien (i) any shares of its capital stock, (ii) any of its other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares of capital stock or voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than, in the case of (i) through (iv), (A) the issuance and delivery of shares of Siebel Stock in connection with the redemption or call of any of the Exchangeable Shares; (B) the annual grant of Siebel Options, Restricted Stock Awards and Restricted Stock Units to directors of Siebel provided that any such grant to a director shall be for annual compensation for services on the Siebel Board of Directors and shall be consistent with the annual grant to directors for Siebel’s 2005 fiscal year as described in Siebel’s Proxy Statement for its 2005 Annual Meeting of Stockholders; (C) the issuance and delivery of shares of Siebel Stock to participants under the Siebel 2003 Employee Stock Purchase Plan in accordance with the terms thereof; (D) pursuant to grants existing on the date of this Agreement in connection with the settlement of Restricted Stock Units; (E) the issuance and delivery of Siebel Stock upon the exercise of Siebel Options outstanding on the date of this Agreement; (F) the issuance and delivery of shares of capital stock of Siebel under the Siebel Rights Agreement in accordance with the terms thereof and (G) the grant of Siebel Options to employees of Siebel or its Subsidiaries in the ordinary course of business consistent with past practice, provided that (i) the number of shares of Siebel Stock subject to Siebel Options granted in any calendar quarter shall not exceed 2,000,000 shares (plus any shares of Siebel Stock that become available for grant as a result of the forfeiture or expiration of Siebel Options) (the “Maximum Option Number”), it being understood that if fewer shares than the Maximum Option Number are subject to grants made in any particular quarter, the available shares may be carried over and used in a later quarter, (ii) the Siebel Options shall have exercise prices per share not less than the fair market value of Siebel Stock on the date of grant and (iii) the Siebel Options shall not be subject to accelerated vesting under any retention or severance plan or other plan or agreement as a result of the consummation of the transactions contemplated by this Agreement or as a result of termination of employment;

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents, other than immaterial amendments under the charter or organizational documents of any Subsidiary of Siebel;

(d) acquire any material amount of stock or assets of any other Person (in connection with a purchase of such Person’s business whether in whole or in part), whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise, except in amounts not exceeding $500,000 for any individual transaction or series of transactions and $2,500,000 in the aggregate for all such transactions; and provided that Siebel promptly notify Oracle of any letter of intent or similar agreement relating to any such acquisition;

(e) pledge, transfer, sell, lease, license or otherwise dispose of any material Subsidiary or any material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practices;

(f) (i) grant to any director, officer, employee or consultant of Siebel or any of its Subsidiaries any increase in compensation, bonus or other benefits except (A) increases in connection with promotions in the ordinary course of business, (B) increases in base salaries in accordance with past practices so long as such increases do not exceed 4% per year in aggregate, (C) grants of non-plan bonuses that do not exceed $1,000,000 per quarter in aggregate, or (D) bonuses granted in accordance with existing bonus plans, policies agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, (ii) grant to any such director, officer, employee or consultant of Siebel or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, (iii) establish, adopt, enter into or amend any Siebel Employee Plan (other than offer letters that contemplate “at will” employment) or collective bargaining agreement, (iv) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 4.16(g) of the Siebel Disclosure Schedule, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Siebel Employee Plan or (v) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement.

(g) make any material change in any method of accounting or accounting principles or practices, except for any such change required by reason of a concurrent change in GAAP or applicable Law;

(h) (i) incur, assume or guarantee any material amount of indebtedness for borrowed money other than in the ordinary course of business consistent with past practices, (ii) create any Lien on any material asset of Siebel or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (iii) make any material loans, advances or capital contributions to, or investments in, any other Person, other than to Siebel or any of its wholly owned Subsidiaries;

(i) make or change any material Tax election or settle or compromise any Tax liability, claim, audit, assessment or refund, except to the extent such election, settlement or compromise requires that Siebel or its Subsidiaries pay less than $5,000,000 in the aggregate;

(j) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than for the liquidation of any of Siebel’s direct or indirect wholly owned Subsidiaries into Siebel or into a direct or indirect Subsidiary of Siebel;

(k) enter into any transaction, commitment or Contract, or relinquish or terminate any Contract or other right, in any individual case with an annual value in excess of $1,500,000 or an aggregate value in excess of $5,000,000, other than (i) entering into software license agreements where Siebel or any of its Subsidiaries is the licensor in the ordinary course of business; (ii) capital expenditures in Siebel’s current fiscal year in accordance with Siebel’s current fiscal year capital expenditure budget and in future fiscal years that are consistent with Siebel’s current fiscal year capital expenditure budget; (iii) service or maintenance contracts entered into in the ordinary course of business pursuant to which Siebel or any of its Subsidiaries is providing services to customers; (iv) termination of leases in connection with restructuring or otherwise that do not have a material adverse impact on the business of Siebel of its Subsidiaries; (v) non-exclusive distribution agreements entered into in the ordinary course of business that provide for distribution of a Siebel Software Product by a Third party; (vi) non-exclusive OEM agreements that are terminable without penalty within six months of the date of agreement; (vii) anything permitted under Section 6.01(i) or 6.01(l) of this Agreement;

(l) institute, settle, or agree to settle any material Proceeding pending or threatened before any arbitrator, court or other Governmental Entity (for the avoidance of doubt, any settlement or Proceeding, consent decree which involves a conduct remedy or injunctive or similar relief or has a restrictive impact on business or involves payments in excess of $5,000,000 shall be deemed to be material);

(m) agree to: (i) any exclusivity provision or covenant of Siebel or any of its Subsidiary not to compete with the business of any other Person; or (ii) any other covenant of Siebel or any of its Subsidiaries restricting in any material respect the development, manufacture, marketing or distribution of the products or services of Siebel or any of its Subsidiaries or otherwise limiting in any material respect the freedom of Siebel or any of its Subsidiaries to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Parent or any of its Affiliates in any material respect after the consummation of the transactions contemplated hereby; or

(n) authorize, commit or agree to take any of the foregoing actions.

Section 6.02. Siebel Stockholder Meeting. Siebel shall cause a meeting of its stockholders (the “Siebel Stockholder Meeting”) to be duly called and held, as soon as reasonably practicable following the Registration Statement being declared effective under the 1933 Act by the SEC, for the purpose of voting on the matter requiring the Siebel Stockholder Approval and, subject to Section 6.03, the Board of Directors of Siebel shall recommend approval of the matters requiring the Siebel Stockholder Approval by the stockholders of Siebel. In connection with the Siebel Stockholder Meeting, and subject to Section 6.03, Siebel shall use its reasonable best efforts to obtain the Siebel Stockholder Approval and shall otherwise comply in all material respects with all legal requirements applicable to the Siebel Stockholder Meeting.

Section 6.03. No Solicitation; Other Offers.

(a) Neither Siebel nor any of its Subsidiaries shall, nor shall Siebel or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants or other agents, representatives or advisors (the “Siebel Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Siebel or any of its Subsidiaries to or afford access to the business, properties, assets, books or records of Siebel or any of its Subsidiaries to any Third Party that has made, or has informed Siebel that it is seeking to make, an Acquisition Proposal, (iii) grant any Third Party waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel or any of its Subsidiaries or amend or terminate the Siebel Rights Plan or redeem the Siebel Rights or (iv) enter into any agreement (except for confidentiality agreements, referred to in Section 6.04(b)) with any Third Party with respect to an Acquisition Proposal made by such Third Party, or any other agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Mergers or any of the other transactions contemplated by this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, Siebel (through one or more of the Siebel Representatives) or its Board of Directors may, prior to the Siebel Stockholder Approval, (i) engage in negotiations or discussions with any Third Party (or with the representatives of any Third Party) that has made an Acquisition Proposal not solicited in violation of Section 6.03(a) if such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (such Third Party, a “Qualified Third Party”), (ii) furnish to such Qualified Third Party or its representatives non-public information relating to Siebel or any of its Subsidiaries pursuant to an executed confidentiality agreement containing customary nondisclosure provisions (which need not include “standstill “ or similar provisions) (and a copy of which shall be promptly (in all events within 24 hours) provided for informational purposes only to Oracle), (iii) grant a waiver or release under any standstill or similar agreement with respect to any class of equity securities of Siebel or any of its Subsidiaries, (iv) amend or terminate the Siebel Rights Plan or redeem the Siebel Rights, (v) withdraw the Siebel Board Recommendation or modify the Siebel Board Recommendation in a manner adverse to Oracle (any such action, a “Change in Recommendation”), (vi) terminate this Agreement pursuant to and subject to the terms of Section 9.01(d) and/or (vii) take any action that any court of competent jurisdiction orders Siebel, one or more of the Siebel Representatives or the Board of Directors of Siebel to take, but in each case referred to in the foregoing clauses (iii), (iv) and (v) only if the Board of Directors of Siebel determines in good faith by a majority vote, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Board of Directors of Siebel from complying with Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A under the 1934 Act with regard to an Acquisition Proposal; provided that the Board of Directors of Siebel shall not recommend that Siebel’s stockholders tender shares of capital stock in connection with any tender or exchange offer unless such Board of Directors shall have determined in good faith by a majority vote, after consultation with its outside legal counsel, that failure to make such recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(c) The Board of Directors of Siebel shall not take any of the actions referred to in clauses (i) through (vii) of the preceding subsection unless Siebel shall have delivered to Oracle a prior written notice advising Oracle that it intends to take such action. In addition, Siebel shall notify Oracle promptly (but in no event later than 24 hours) after an officer or director first obtains Knowledge of the receipt by Siebel (or any of the Siebel Representatives) of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, or any request for confidential information relating to Siebel or any of its Subsidiaries or for access to the business, properties, assets, books or records of Siebel or any of its Subsidiaries by any Third Party that has informed Siebel that it is considering making, or has made, an Acquisition Proposal. Siebel shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, inquiry or request. Siebel shall promptly provide Oracle with any non-public information concerning Siebel’s business, present or future performance, financial condition or results of operations, provided to any Qualified Third Party after the date of this Agreement in connection with an Acquisition Proposal made by such Third Party that was not previously provided to Oracle. Siebel shall keep Oracle promptly and reasonably informed, on a reasonably current basis, of the status and material details of any such Acquisition Proposal, inquiry or request. Siebel shall, and shall cause its Subsidiaries and the Siebel Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party with respect to any Acquisition Proposal and shall instruct any such Third Party (or its agents or advisors) in possession of confidential information about Siebel that was furnished by or on behalf of Siebel with respect to any Acquisition Proposal within the six months prior to the date hereof to return or destroy all such information.

“Superior Proposal” means any written Acquisition Proposal that would result in the direct or indirect acquisition or purchase (by way of stock purchase, tender or exchange offer, merger or otherwise) by any Third Party of 75% or more of the consolidated assets of Siebel and its Subsidiaries or 75% or more of the capital stock of Siebel on terms that the Board of Directors of Siebel determines in good faith by a majority vote, after consulting with its outside legal counsel and after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to Siebel’s stockholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Siebel.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Entity all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Oracle and Siebel shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) Each of Oracle and Siebel shall (i) promptly notify the other party of any written or oral communication to that party or its Affiliates from any Governmental Entity and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any Governmental Entity, in each case concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law; (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting; provided, that if the Governmental Entity or applicable Law does not permit such participation by the other party, or if both parties agree that such joint participation would not be advisable, the party meeting with such Governmental Entity shall allow outside counsel for the other party to attend and participate, to the extent permitted by the Governmental Entity or applicable Law; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and its respective representatives on the one hand, and any Governmental Entity or members of such Governmental Entity’s staff on the other hand, concerning the review, clearance or approval of any of the transactions contemplated hereby under any Competition Law, except to the extent prohibited by applicable Law or the instructions of such Governmental Entity.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Oracle, Parent or any of their Subsidiaries to (i) agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries, (ii) enter into, amend, or agree to enter into or amend, any Contracts of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries, (iii) otherwise waive, abandon or alter any material rights or obligations of Siebel or its Subsidiaries or of Oracle, Parent and their Subsidiaries or (iv) file or defend any lawsuit, appeal any Judgment or contest any injunction issued in a proceeding initiated by a Governmental Entity.

Section 7.02. Preparation of Proxy Statement and Registration Statement. As promptly as practicable following the date hereof, the parties hereto shall prepare the Registration Statement (in which the Proxy Statement will be included), and Oracle shall file (or cause to be filed) the Registration Statement with the SEC and Siebel shall file the Proxy Statement with the SEC. Prior to the Registration Statement being declared effective under the 1933 Act by the SEC (a) Siebel shall execute and deliver to Cooley Godward LLP and to Davis Polk & Wardwell a tax representation letter in the form of Exhibit A hereto; (b) Oracle shall execute and deliver to Davis Polk & Wardwell and to Cooley Godward LLP a tax representation letter in the form of Exhibit B hereto; and (c) Parent shall execute and deliver to Davis Polk & Wardwell and to Cooley Godward LLP a tax representation letter in the form of Exhibit C hereto. Following the delivery of the tax representation letters pursuant to the preceding sentence, (x) Siebel shall use its reasonable best efforts to cause Cooley Godward LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) each of Parent and Oracle shall use its reasonable best efforts to cause Davis Polk & Wardwell to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 7.02. Each of Parent, Oracle and Siebel shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the 1933 Act by the SEC as promptly as practicable after such filing and Parent and Oracle shall use their reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. As promptly as practicable following the date hereof, each of Parent, Oracle and Siebel shall make all other filings required to be made by it with respect to the Mergers and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” Laws and the rules and regulations thereunder. Each of Parent, Oracle and Siebel shall, as promptly as practicable after receipt thereof, provide the other parties with copies of any written comments, and advise each other of any oral comments, with respect to the Proxy Statement or Registration Statement received from the SEC. Siebel shall use reasonable best efforts to cause the Proxy Statement to be mailed to Siebel’s stockholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act. Each of Parent, Oracle and Siebel will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement. If, at any time prior to the Effective Time, any information relating to Oracle or Siebel, or any of their respective Affiliates, officers or directors, is discovered by Oracle or Siebel that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties and, to the extent required by Law, the parties shall cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Siebel.

Section 7.03. Certain Filings. Siebel and Oracle shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.04. Public Announcements. Oracle and Siebel shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby (provided that Siebel need not consult with Oracle in connection with any press release, public statement, press conference or conference call with respect to any Acquisition Proposal or any Change in Recommendation not in violation of this Agreement) and, except as may be required by applicable Law, order of a court of competent jurisdiction or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before any required consultation as contemplated by this Section 7.04.

Section 7.05. Access to Information. From the date hereof until the Effective Time and subject to applicable Law and the NDA, Siebel and Oracle shall (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation; provided, however, that any party hereto may restrict the foregoing access to the extent that (i) any Law applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information, (ii) such disclosure would, based on the advise of such party’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information or (iii) the disclosure of such information to the other party would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement. The parties hereto shall hold any information obtained pursuant to this Section 7.05 in confidence to the extent set forth in accordance, and such information shall otherwise be subject to, the provisions of the NDA, which shall continue in full force and effect. Any investigation pursuant to this Section 7.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section 7.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 7.06. Notices of Certain Events. Each of Siebel and Oracle shall promptly after it obtains Knowledge of any of the matters referred to in clauses (a) through (d) of this sentence notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Entity in connection with the review, clearance or approval of the transactions contemplated by this Agreement;

(c) any Proceeding commenced or threatened against, relating to or involving or otherwise affecting Siebel or any of its Subsidiaries or Oracle and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.12, 4.13, 4.15(e), 4.16(f), 4.17(a), 4.19(a)(i), 4.20(b) and 5.07, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement; and

(d) any matter (including a breach of covenant or a representation or warranty contained herein) that could reasonably lead to the non-satisfaction of any of the conditions to Closing in Article 8.

Section 7.07. Tax Treatment. (a) From the date hereof through the Effective Time, each party hereto shall use its reasonable best efforts to cause the exchanges of Siebel Stock, Oracle Stock and Oracle Preferred Stock for Parent Stock or Parent Preferred Stock, as applicable, pursuant to the Mergers, taken together, to qualify as exchanges described in Section 351 of the Code, and shall not take any action reasonably likely to cause the exchanges not to so qualify.

(b) Each of Parent, Oracle and Siebel shall use its reasonable best efforts to obtain the opinions referred to in 8.02(d) and 8.03(b), respectively, including by executing letters of representation substantially in the form of Exhibits A, B and C hereto.

Section 7.08. Affiliates. Promptly following the mailing of the Proxy Statement, Siebel shall deliver to Oracle a letter identifying all known Persons who are affiliates of Siebel under Rule 145 of the 1933 Act. Siebel shall use its reasonable best efforts to obtain a written agreement from each Person who is an affiliate of Siebel as soon as practicable and, in any event, at least 10 days prior to the Effective Time, substantially in the form of Exhibit D hereto.

Section 7.09. Section 16 Matters. Prior to the Effective Time, Oracle and Siebel shall take all such steps as may be required to cause any dispositions of Siebel Stock or Oracle Stock (including derivative securities with respect to Siebel Stock or Oracle Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 3 hereof by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Oracle and Siebel or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 7.10. Siebel Director and Officer Liability.

(a)    (i) All rights, including rights to indemnification, advancement of expenses and exculpation, existing in favor of those Persons who are present or former directors and officers of Siebel as of the date of this Agreement and any other Person who becomes an officer or director of Siebel prior to the Closing (such Persons collectively, the “Siebel Indemnified Persons”) for their acts and omissions as directors and officers of Siebel occurring prior to the Effective Time, as provided in Siebel’s certificate of incorporation and bylaws (each as in effect as of the date of this Agreement) and as provided in any existing indemnification agreements between Siebel and said Siebel Indemnified Persons (as in effect as of the date of this Agreement and identified in Schedule 7.10(a) of Siebel Disclosure Schedule) or any new indemnification agreements that are substantially similar to such existing indemnification agreements shall survive the Mergers and Parent shall cause all such indemnification obligations to be observed by the Siebel Surviving Corporation to the fullest extent permitted by DGCL.

(ii) Without limiting the generality or the effect of the prior sentence, from and after the Effective Time, Parent shall cause the Siebel Surviving Corporation and its Subsidiaries to, and the Siebel Surviving Corporation and its Subsidiaries shall, (a) indemnify and hold harmless the Siebel Indemnified Persons to the fullest extent permitted (whether by the DGCL, by any other applicable Laws, under Siebel’s certificate of incorporation or bylaws in effect on the date hereof, in any indemnification agreement as in effect on the date hereof (or entered into after the date hereof and prior to the Closing as long as the form of such indemnification agreement is substantially the same as the form previously disclosed to Parent) or otherwise) and (b) fulfill and honor in all respects the obligations of Siebel and its Subsidiaries to the Siebel Indemnified Persons pursuant to (i) any indemnification agreement as in effect on the date hereof (or entered into after the date hereof and prior to the Closing as long as the form of such indemnification agreement is substantially the same as the form previously disclosed to Parent), and (ii) any indemnification, expense advancement and exculpation provisions set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Siebel or any of its Subsidiaries as in effect on the date of this Agreement.

(b) From the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause the Siebel Surviving Corporation to maintain in effect, for the benefit of the Siebel Indemnified Persons with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Siebel as of the date of this Agreement in the form delivered by Siebel to Parent prior to the date of this Agreement (the “Existing D&O Policy”), if directors’ and officers’ liability insurance coverage is available for Parent’s directors and officers; provided, however, that: (i) the Siebel Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage; and (ii) the Siebel Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 200% of the annual premium paid by Siebel with respect to the Existing D&O Policy (the “Maximum Premium”), which amount Siebel has disclosed to Oracle prior to the date hereof. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Siebel Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the greatest amount of coverage reasonably procurable for a premium equal to the Maximum Premium.

(c) If Parent, the Siebel Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Siebel Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10.

(d) The rights of each Siebel Indemnified Person under this Section 7.10 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of Siebel or any of its Subsidiaries, or under the DGCL or any other applicable Laws or under any agreement of any Siebel Indemnified Person with Siebel or any of its Subsidiaries. These rights shall survive consummation of the Mergers and are intended to benefit, and shall be enforceable by, each Siebel Indemnified Person.

Section 7.11. Employee Benefits.

(a) Siebel ESPP. Siebel shall take all action that is necessary to (i) cause the exercise of each outstanding purchase right under Siebel Employee Stock Purchase Plan (the “Siebel ESPP”) no less than five Business Days prior to the Effective Time; (ii) provide that no further purchase period or offering period shall commence under the Siebel ESPP following the date outstanding purchase rights under the Siebel ESPP are exercised in accordance with clause (i) on this sentence; and (iii) terminate the Siebel ESPP immediately prior to and effective as of the Effective Time.

(b) 401(k) Plans. Effective as of the day immediately preceding the Effective Time, if requested in writing by Parent at least 10 business days prior to the Effective Time, Siebel shall terminate any and all 401(k) plans sponsored or maintained by Siebel and shall provide Parent evidence that each of Siebel’s 401(k) plans has been terminated pursuant to resolutions of the Board of Directors of Siebel.

(c) Form S-8. As promptly as practicable but no later than 15 Business Days after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 covering the sale of Parent Stock issuable pursuant to outstanding Siebel Options and Restricted Stock Awards assumed by Parent pursuant to the terms hereof, and Parent shall use reasonable efforts to maintain the effectiveness of such registration statement so long as any assumed Siebel Options remain outstanding. Siebel will cooperate and reasonably assist Parent in the preparation of such registration statement.

(d) Employee Information. Prior to the Effective Time, Siebel shall provide to Oracle a current schedule in the form maintained by Siebel’s human resources or stock administration department for internal record keeping purposes that identifies as of the Effective Time with respect to each holder of Siebel Options and Siebel Restricted Stock Awards with reasonable accuracy and detail, (i) the name of the holder, (ii) the total number of shares subject to such award, (iii) the Employee Plan under which such award was issued, (iv) the exercise (or purchase price of such award, if applicable), (v) the extent to which such award is vested as the Effective Time, (vi) the vesting schedule of such award, (vii) the grant date of such award, and (viii) the expiration date of such award.

Section 7.12. Nasdaq Listing. Parent and Oracle shall use their respective reasonable best efforts to cause the shares of Parent Stock to be issued in connection with the Mergers and the shares of Parent Stock to be reserved for issuance upon exercise of options to purchase Parent Stock (“Parent Options”) to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.13. Dividends. (a) After the date of this Agreement, Oracle and Siebel shall use their reasonable best efforts to develop and agree on a plan for cash payments, prior to the earlier of (a) the Closing Date and (b) December 31, 2005, by the foreign Subsidiaries of Siebel to Siebel or its U.S. Subsidiaries that (x) constitute dividends for U.S. federal income tax purposes and (y) are intended to qualify for the temporary dividends received deduction under Section 965(a)(1) of the Code (each such dividend, a “Section 965 Dividend”). The parties agree that such plan shall maximize, to the extent commercially practicable, the amount of Section 965 Dividends. In the event that Siebel and Oracle reach agreement on all or any aspects of such a plan (an “Agreed Plan”), Siebel shall timely take all actions reasonably necessary to implement such Agreed Plan, including but not limited to the payment of all Section 965 Dividends contemplated by the Agreed Plan, making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose. For the avoidance of doubt, Oracle acknowledges that nothing in this Section 7.13(a) shall obligate Siebel to agree on a plan that would be reasonably likely to have an adverse consequence to Siebel and its Subsidiaries in any material respect in the event the Mergers do not occur.

(b) In the event that Siebel and Oracle are unable to reach agreement on all or any aspects of such a plan, Oracle shall provide to Siebel in writing a proposed plan for the payment of Section 965 Dividends that are not part of an Agreed Plan (the “Oracle Proposed Plan”). Upon the written request of Oracle, Siebel shall (i) prior to the satisfaction of the conditions set forth in Sections 8.01 and 8.03 (the “Specified Conditions”), use its reasonable best efforts to take all preparatory actions or steps contemplated by the Oracle Proposed Plan other than such actions or steps that Siebel reasonably believes would impose material costs on or other material detriment to Siebel or any of its Subsidiaries that Siebel and its Subsidiaries would not otherwise incur in connection with the payment of Section 965 Dividends, and (b) if the Specified Conditions are satisfied on or before December 15, 2005, use its reasonable best efforts to take the remaining actions or steps contemplated by the Oracle Proposed Plan, including the payment of all Section 965 Dividends contemplated by the Oracle Proposed Plan, as promptly as possible after the satisfaction of such Specified Conditions, and timely take all actions reasonably necessary to qualify such Section 965 Dividends for the temporary dividends received deduction under Section 965(a)(1) of the Code, including but not limited to making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose.

(c) Siebel shall not cause or permit any of its foreign Subsidiaries to pay any Section 965 Dividend that is not part of an Agreed Plan or an Oracle Proposed Plan, provided that, if the Specified Condition have not been satisfied on or before December 15, 2005, with the written consent of Oracle (not to be unreasonably withheld or delayed), Siebel shall be permitted to cause or permit one or more of its foreign Subsidiaries to pay a Section 965 Dividend that is not part of an Agreed Plan or an Oracle Proposed Plan, and shall timely take all actions reasonably necessary to qualify such Section 965 Dividends for the temporary dividends received deduction under Section 965(a)(1) of the Code, including but not limited to making any necessary election on any Tax Return and obtaining approval of a plan providing for the reinvestment of each Section 965 Dividend in the United States for a permitted purpose.

ARTICLE 8

CONDITIONS TO THE MERGERS

Section 8.01. Conditions to Obligations of Each Party. The obligations of Parent and Oracle to consummate the Oracle Merger and the Siebel Merger and of Siebel to consummate the Siebel Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) the Siebel Stockholder Approval shall have been obtained;

(b) no provision of any applicable Law and no judgment, injunction, order or decree shall prohibit the consummation of the Mergers;

(c) (i) any applicable waiting period under the HSR Act relating to the Mergers shall have expired or been terminated, (ii) any applicable waiting period or merger review period under the Competition Laws of the European Commission, South Africa, South Korea, Brazil and Canada shall have expired or been terminated, and (iii) if required under such Competition Laws, any affirmative approval of a Governmental Entity of the foregoing jurisdictions shall have been obtained; and

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

Section 8.02. Conditions to the Obligation of Oracle. The obligation of Oracle to consummate the Oracle Merger and the Siebel Merger is subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) (i) Siebel shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the Siebel Specified Representations shall be accurate in all material respects as of the

Closing Date as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all material respects as of such earlier date); (iii) the Other Siebel Representations, disregarding any materiality or Material Adverse Effect qualifications contained in such representations (other than the materiality qualifier in clause (c) of Section 4.04 which shall not be disregarded), shall be accurate in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all respects as of such earlier date); provided, however, that: (A) in determining whether such Other Siebel Representations are accurate, any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a Material Adverse Effect on Siebel; and (B) in determining whether the representation and warranty set forth in Section 4.10(b) is accurate as of the Closing Date, no changes in the license revenues of Siebel and its Subsidiaries since the date of this Agreement shall be taken into account; and (iv) Oracle shall have received a certificate signed on behalf of Siebel by the Chief Executive Officer of Siebel to the foregoing effect;

(b) there shall not be pending any suit, litigation or judicial or administrative proceeding (which, for the avoidance of doubt, shall not include an investigation) commenced with respect to the Mergers by any Governmental Entity, which suit, litigation or judicial or administrative proceeding is likely to result in a judgment that would have any of the following effects: (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Mergers or (ii) seeking to restrain or prohibit Oracle’s or Parent’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of Siebel and its Subsidiaries, taken as a whole, or of Oracle and its Subsidiaries, taken as a whole, or to compel Oracle or Parent or any of their respective Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of Siebel and its Subsidiaries, taken as a whole, or of Oracle and its Subsidiaries, taken as a whole;

(c) there shall not have been any action (which, for the avoidance of doubt, shall not include an investigation) with respect to the Mergers taken since the date of this Agreement by any court or other Governmental Entity (which action has not been vacated or reversed), or any Law, injunction, order or decree enacted, promulgated or issued with respect to the Mergers by any court or other Governmental Entity (which Law, injunction, order or decree remains in effect), other than the application of the waiting period provisions of the HSR Act and the waiting period or similar provisions of applicable antitrust Laws, rules or regulations, in any case that is likely to result in any of the consequences referred to in clauses (i) through (iii) of Section 8.02(b) and cause a material harm to Oracle;

(d) Oracle shall have received an opinion of Davis Polk & Wardwell in form and substance reasonably satisfactory to Oracle, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that (i) for U.S. federal income tax purposes the Oracle Merger, taken in and by itself, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and/or the exchanges of Siebel Stock, Oracle Stock and Oracle Preferred Stock for Parent Stock and Parent Preferred Stock, as applicable, pursuant to the Mergers, taken together, will constitute exchanges described in Section 351 of the Code and (ii) Oracle shall not recognize gain or loss for U.S. federal income tax purposes as a result of the Mergers and the stockholders of Oracle shall not recognize any gain or loss for U.S. federal income tax purposes as a result of the Oracle Merger. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent, Oracle and Siebel substantially in the form of Exhibits A, B and C hereto. If Oracle does not receive such opinion from Davis Polk & Wardwell, the condition set forth in this Section 8.02(d) shall be deemed satisfied if Siebel elects (i) to waive its condition to close set forth in Section 8.03(b) and (ii) to convert this Agreement into an agreement of Oracle to acquire Siebel pursuant to a reverse triangular merger in which the Siebel Merger consideration shall be the Cash Election Price and the provisions of this Agreement shall be equitably modified to obtain such result.

(e) since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had, and continues to have, a Material Adverse

Effect on Siebel; provided that in determining whether or not this condition has been satisfied no changes in the license revenues of Siebel and its Subsidiaries shall be taken into account.

Section 8.03. Conditions to the Obligation of Siebel. The obligation of Siebel to consummate the Siebel Merger is subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) (i) Oracle shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the Oracle Specified Representations shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all material respects as of such earlier date); (iii) the Other Oracle Representations, disregarding any materiality or Material Adverse Effect qualifications contained therein, shall be accurate in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all respects as of such earlier date); provided, however, that in determining whether such Other Oracle Representations are accurate, any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a Material Adverse Effect on Oracle; and (iv) Siebel shall have received a certificate signed on behalf of Oracle by the Chief Executive Officer of Oracle to the foregoing effect;

(b) Siebel shall have received an opinion from Cooley Godward LLP in form and substance reasonably satisfactory to Siebel, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that for U.S. federal income tax purposes the exchanges of Siebel Stock, Oracle Stock and Oracle Preferred Stock for Parent Stock or Parent Preferred Stock, as applicable, pursuant to the Mergers, taken together, will constitute exchanges described in Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent, Oracle and Siebel substantially in the form of Exhibit A, B and C hereto.

(c) since the date of this Agreement, there shall not have occurred any event, occurrence, development or state of circumstances which, individually or in the aggregate, has had, and continues to have, a Material Adverse Effect on Oracle; and

(d) the shares of Parent Stock to be issued in the Mergers and the shares of Parent Stock to be reserved for issuance upon exercise of Parent Options shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of Parent and Siebel):

(a) by mutual written agreement of Siebel and Oracle;

(b) by either Siebel or Oracle, if:

(i) the Mergers have not been consummated on or before March 31, 2006; provided that: (A) if, on March 31, 2006, any of the conditions set forth in Section 8.01(b), 8.01(c), 8.02(b) or 8.02(c) shall not have been satisfied or waived or the Closing cannot otherwise occur due to any action taken or any failure to act by any Governmental Entity or any federal, state or foreign court of competent jurisdiction, either party shall have the right, in its sole discretion by providing notice to the other parties hereto, to extend the date referred to above in this clause (i) to September 30, 2006 (the date first referred to in this clause (i), as it may be extended pursuant to this clause (i), shall be referred to in this Agreement as the “End Date”); and (B) the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Mergers to be consummated by the End Date;

(ii) (A) there shall be any Law that makes consummation of the Mergers illegal or otherwise prohibited; or (B) any judgment, injunction, order or decree of any court or other Governmental Entity having competent jurisdiction enjoining Siebel or Oracle from consummating the Mergers is entered after the date of this Agreement, provided that such judgment, injunction, order or decree is final and non-appealable; or

(iii) if the Siebel Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Siebel Stockholder Meeting (or any adjournment or postponement thereof);

(c) by Oracle prior to the Siebel Stockholder Meeting, if Siebel has made a Change in Recommendation provided, however, that Oracle’s right to terminate this Agreement as a result of a Change in Recommendation shall expire 20 Business Days after the date Siebel has made such Change in Recommendation;

(d) by Siebel, prior to the Siebel Stockholder Approval, if the Board of Directors of Siebel authorizes Siebel, subject to complying with the terms of this Agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal; provided that Siebel shall have paid any amounts due pursuant to Section 10.04 in accordance with the terms specified therein; provided, further, that (i) Siebel notifies Oracle, in writing and at least three Business Days prior to such termination, of its intention to terminate this Agreement to accept (or to enter into a binding written agreement concerning an Acquisition Proposal that constitutes) a Superior Proposal, attaching the most current and complete version of such agreement executed on behalf of the Qualified Third Party and all exhibits and other attachments thereto, subject only to acceptance by Siebel by countersignature on behalf of Siebel, and subject to no additional conditions other than the condition that this Agreement be terminated) and (ii) Oracle does not make prior to such termination a binding, unconditional offer (including the complete form of definitive acquisition agreement executed on behalf of Oracle and all exhibits and other attachments thereto, subject only to acceptance by Siebel by countersignature on behalf of Siebel, and subject to no other conditions) that the Board of Directors of Siebel determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of Siebel as such Superior Proposal, it being understood that Siebel shall not enter into any such binding agreement during such three Business Day period;

(e) by Siebel, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oracle set forth in this Agreement shall have occurred that would cause the condition set forth in Section 8.03(a) not to be satisfied; (ii) Siebel shall have delivered to Oracle written notice of such breach or failure; (iii) at least 15 business days shall have elapsed since the date of delivery of such written notice to Oracle and such breach or failure shall not have been cured in all material respects; and (iv) as a result of such uncured breach or failure, the condition set forth in Section 8.03(a) is incapable of being satisfied by the End Date;

(f) by Oracle, if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Siebel set forth in this Agreement shall have occurred that would cause the condition set forth in Section 8.02(a) not to be satisfied; (ii) Oracle shall have delivered to Siebel written notice of such breach or failure; (iii) at least 15 business days shall have elapsed since the date of delivery of such written notice to Siebel and such breach or failure shall not have been cured in all material respects; and (iv) as a result of such uncured breach or failure, the condition set forth in Section 8.02(a) is incapable of being satisfied by the End Date; or

(g) by Siebel if at any time after the date of this Agreement, any Governmental Entity initiates any suit, litigation, arbitration or court or administrative proceeding, obtains any Judgment or obtains any injunction with respect to either of the Mergers, and Oracle fails to use reasonable best efforts to defend against such suit, litigation, arbitration or court or administrative proceeding, appeal such Judgment or contest any such injunction.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that the termination of this Agreement shall not relieve any party from any liability for any material breach of any covenant contained in this Agreement. The provisions of this Section 9.02 and Sections 10.04, 10.05(b), 10.06, 10.07 and 10.08, and of the NDA, shall survive any termination hereof pursuant to Section 9.01.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Oracle, to:

Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

Attention: Daniel Cooperman

Facsimile No.: (650) 633-1813

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Attention: William M. Kelly

Facsimile No.: (650) 752-2111

if to Siebel, to:

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, CA 94404

Attention: Jeffrey D. Amann, Senior Vice President and General Counsel

Facsimile No.: (650) 477-7343

with a copy to:

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Attention: Eric Jensen

Facsimile No.: (650) 840-7400

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 10.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of this Agreement by the stockholders of Siebel, and without the further approval of such stockholders, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Siebel Stock or Oracle Stock.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

Section 10.04. Expenses; Fees. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If (i) this Agreement is validly terminated pursuant to Section 9.01(b)(iii), (ii) after the date hereof and prior to the Siebel Stockholder Meeting, a bona fide Acquisition Proposal with respect to Siebel shall have been publicly made (and not publicly withdrawn), and (iii) within 12 months following termination of this Agreement, an Alternative Transaction with respect to Siebel is consummated by Siebel or a definitive agreement providing for the consummation of an Alternative Transaction with respect to Siebel is entered into (and such Alternative Transaction is ultimately consummated) by Siebel or Siebel recommends an Alternative Transaction (and such Alternative Transaction is ultimately consummated), Siebel shall pay to Oracle a termination fee of $140,000,000 in cash (the “Termination Fee”) (it being understood that for all purposes of this clause (b), all references in the definition of Acquisition Proposal to 15% shall be deemed to be references to 50% instead).

(c) If this Agreement is validly terminated pursuant to Section 9.01(c) or Section 9.01(d), Siebel shall pay to Oracle the Termination Fee.

(d) Any payment of the Termination Fee (i) pursuant to Section 10.04(b) shall be made within one Business Day after the consummation of the Alternative Transaction referred to therein, (ii) pursuant to Section 10.04(c) as a result of the termination of this Agreement pursuant to Section 9.01(d) shall be made prior to (or contemporaneously with) the termination of this Agreement; and (iii) pursuant to Section 10.04(c) as a result of the termination of this Agreement pursuant to Section 9.01(c) shall be made within two Business Days following such termination. Any such payments shall be made by wire transfer of immediately available funds. Siebel hereby acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Oracle would not enter into this Agreement. If Siebel fails to pay any amount due hereunder when due, Siebel shall pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment (including the prosecution of any lawsuit or other legal action), together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. in New York City from the date such fee was first payable to the date it is paid.

Section 10.05. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 10.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 10.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

Section 10.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.10. Entire Agreement. This Agreement, together with the NDA, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13. Schedules. Each of Oracle and Siebel has set forth certain information in the Oracle Disclosure Schedule and the Siebel Disclosure Schedule, as applicable, in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of a Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to such other section of the Disclosure Schedule or Section of this Agreement is readily apparent on the face of the information disclosed in such Disclosure Schedule.

Section 10.14. No Presumption. Each party has agreed to the use of the particular language in the provisions of this Agreement, and any questions of doubtful interpretation shall not be resolved by any rule or interpretation against the draftsman, but rather in accordance with the fair meaning thereof, having due regard to the benefits and rights intended to be conferred upon the parties and the limitations and restrictions upon such rights and benefits intended to be provided.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ORACLE CORPORATION

By:	/s/ SAFRA CATZ
Name:	Safra Catz
Title:	President

SIEBEL SYSTEMS, INC.

By:	/s/ THOMAS M. SIEBEL
Name:	Thomas M. Siebel
Title:	Chairman

OZARK HOLDING INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

OZARK MERGER SUB INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

SIERRA MERGER SUB INC.

By:	/s/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

ANNEX B

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

September 12, 2005

Board of Directors

Siebel Systems, Inc.

2207 Bridgepointe Parkway

San Mateo, CA 94404

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Siebel Systems, Inc. (the “Company”) of the Stock Consideration and the Cash Consideration (in each case as defined below) to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of September 12, 2005 (the “Agreement”), among Oracle Corporation (“Oracle”), the Company, Ozark Holding Inc., a wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a wholly owned subsidiary of Parent (“Sierra Merger Sub”). Pursuant to the Agreement, Ozark Merger Sub will be merged with and into Oracle and Sierra Merger Sub will be merged with and into the Company (the “Mergers”). In the Mergers, each outstanding share of common stock, par value $0.01 per share (the “Oracle Common Stock”), of Oracle will be converted into one share of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent, and each outstanding Share (not owned by Siebel, Sierra Merger Sub or any subsidiary of Siebel) will be converted into, at the election of the holder of such Share, either (i) $10.66 in cash (the “Cash Consideration”) or (ii) a number of shares (or fraction thereof) of Parent Common Stock equal to $10.66 divided by the greater of (A) the average of the closing prices per Oracle Common Stock on the Nasdaq for a period of time and in accordance with procedures set forth in the Agreement and (B) $10.72 (the “Stock Consideration”). The right of holders of Shares to convert all or a portion of such Shares into the right to receive the Stock Consideration is subject to certain procedures and limitations contained in the Agreement, including that the number of Shares eligible to be converted into the right to receive the Stock Consideration will not exceed 30% of the Shares outstanding, as to which procedures and limitations we are expressing no opinion.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we may provide investment banking services to the Company and Oracle in the future. In connection with the above-described investment banking services we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Oracle and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Oracle for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

B-1

Board of Directors

Siebel Systems, Inc.

September 12, 2005

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Oracle for the five fiscal years ended December 31, 2004 and May 31, 2005, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Oracle; certain other communications from the Company and Oracle to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company. We also have held discussions with members of the senior management of Oracle regarding their assessment of the past and current business operations and financial condition of Oracle. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Oracle Common Stock, compared certain financial and stock market information for the Company and Oracle with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, Oracle would not make available to us, nor would it discuss with us, its projections of expected future financial performance of Oracle. Accordingly, with your consent, our review of such matters was limited to a review of certain research analyst estimates of future financial performance of Oracle. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, Oracle or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Oracle or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which the Shares, the shares of Oracle Common Stock or the shares of the Parent Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to as to how any holder of Shares should vote or make any election with respect to such transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be received by the holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

ANNEX C

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

ANNEX D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-14376

Oracle Corporation

(Exact name of registrant as specified in its charter)

Delaware	94-2871189
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

500 Oracle Parkway

Redwood City, California 94065

(Address of principal executive offices, including zip code)

(650) 506-7000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒  NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☒  NO ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐  NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was $50,087,101,000 based on the number of shares held by non-affiliates of the registrant as of May 31, 2005, and based on the reported last sale price of common stock on November 30, 2004, which is the last business day of the registrant’s most recently completed second fiscal quarter. This calculation does not reflect a determination that persons are affiliates for any other purposes.

Number of shares of common stock outstanding as of June 24, 2005: 5,146,713,889

Documents Incorporated by Reference:

Part III—Portions of the registrant’s definitive proxy statement issued in conjunction with registrant’s annual stockholders’ meeting held on October 10, 2005.

Explanatory Note

We are filing this Amendment No. 1 to our annual report on Form 10-K for the period ended May 31, 2005 to modify Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in response to comments we received from the Staff of the Securities and Exchange Commission in connection with our proposed acquisition of Siebel Systems, Inc.

The changes to our MD&A: (1) quantify the effect our January 2005 acquisition of PeopleSoft, Inc. had on our revenues, (2) remove non-GAAP Net Income and non-GAAP Earnings Per Share Diluted data, which eliminated purchase accounting adjustments and other significant expenses incurred in connection with acquisitions, (3) remove a calculation of our effective tax rate excluding significant items and (4) include a gross profit line item in the data table under the caption “Quarterly Results of Operations.” We direct readers to the cautionary note regarding our quantification of the PeopleSoft acquisition’s effect on our revenues and our presentation of supplemental disclosure related to acquisition accounting contained in the introductory paragraph under the caption “Results of Operations.”

ORACLE CORPORATION

FISCAL YEAR 2005

FORM 10-K

ANNUAL REPORT

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Our Future Results or the Market Price of Our Stock.” When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by us in our 2006 fiscal year, which runs from June 1, 2005 to May 31, 2006.

PART I

Item 1.	Business

General

We are the world’s largest enterprise software company. We develop, manufacture, market, distribute, and service database and middleware software as well as applications software designed to help our customers manage and grow their business operations.

Our goal is to offer customers with scalable, reliable, secure and integrated database and middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs and allows better ways to access and manage information at a low total cost of ownership. We seek to be an industry leader in each of the specific product categories in which we compete and to expand into new and emerging markets. In fiscal 2005, we focused on strengthening our market position and enhancing our existing portfolio of products and services as well as acquiring and integrating businesses that we believe will improve our competitive position, expand our customer base, provide greater scale to increase our research and development and accelerate innovation.

In January 2005, we completed the acquisition of PeopleSoft, Inc., a provider of enterprise application software products for approximately $11.1 billion. We have completed the substantial majority of our planned legal-entity mergers, information system conversions and integration of PeopleSoft’s operations and expect to finalize our remaining integration activities within the next six months. In April 2005, we completed the acquisition of Retek, Inc., a provider of software solutions and services to the retail industry for approximately $700 million. We also completed other smaller acquisitions over the past several years and expect to continue to acquire or make investments in complementary companies, products, services and technologies in the future. See Note 2 of Notes to Consolidated Financial Statements for additional information related to our acquisitions.

Oracle Corporation was incorporated in 1986 as a Delaware corporation and is the successor to operations originally begun in June 1977.

Software and Services

We are organized into two businesses, software and services. Our software business is further organized into two operating segments: (1) new software licenses and (2) software license updates and product support. Our services business is further organized into three operating segments: (1) consulting, (2) advanced product services and (3) education. Our software business represented 80%, 79% and 76% of total revenues and our services business represented 20%, 21% and 24% of total revenues in fiscal 2005, 2004 and 2003, respectively. See Note 16 of Notes to Consolidated Financial Statements for additional information related to our operating segments.

Software Business

New Software Licenses

New software licenses include the licensing of database and middleware software, which consists of the Oracle Database and Oracle Fusion Middleware, as well as applications software. Our technology and business solutions are based on an internet e-business model comprised of interconnected database servers, application servers, web servers and desktop computers or mobile devices running web browsers. This architecture enables end users to access business data and applications through a universally adopted web browser interface, while providing enterprises the most efficient and cost effective method of managing business information and applications.

In an internet e-business model, database servers manage and protect the underlying business information, while application servers run the business applications that automate a myriad of business functions. We have focused on concepts such as global single instance application deployment that establishes fewer, high quality databases of important business information, rather than dozens or hundreds of disparate databases that are difficult to synchronize and coordinate. Our integrated, component-based architecture achieves high quality business information and can be adapted to the specific needs of any industry or application. Oracle technology also operates on multiple systems including Linux, UNIX, mainframes and Windows.

New software license revenues include all fees earned from granting customers licenses to use our software products and exclude revenues derived from software license updates and product support. The standard end user software license agreement for our products provides for an initial fee to use the product in perpetuity based on a maximum number of processors, named users or other metrics. We also have other types of software license agreements restricted by the number of employees or the license term. New software license revenues represented 35% of total revenues in fiscal 2005, 2004 and 2003.

Database and Middleware Software

Our grid software provides a cost-effective, high-performance platform for running and managing virtually any type of business application for companies of any size. With an increasing focus on low-cost, high volume server and storage components, Oracle grids are designed to accommodate demanding business environments, while providing the ability to assign and reassign computing power to various applications. This ability to reconfigure computing resources as needed simplifies computing capacity, planning and procurement. With a grid infrastructure approach, customers do not need to purchase excess hardware or be caught with too little computing power during high traffic periods. New software license revenues from database and middleware products represented 81%, 82% and 81% of new software license revenues in fiscal 2005, 2004 and 2003, respectively.

Oracle Database

The Oracle relational database management system is a key component of a grid infrastructure and enables the storage, manipulation and retrieval of virtually any type of data including traditional relational data, XML, OLAP cubes, documents, images and many others.

The Oracle Database is unique in that it can run applications with a very high degree of scalability and reliability across multiple low cost computers clustered together. This is achieved by using Oracle Real Application Clusters, a clustered configuration of Oracle 10g Databases that creates a single, scalable and fault tolerant database from an interconnected cluster of inexpensive, high-volume servers. To increase computing capacity, our customers can simply add computers to the cluster, and the database software adapts to utilize the additional computing resources. This significantly improves application scalability and availability without requiring users to modify their applications or purchase excess computing capacity. Customers can achieve significant cost savings by eliminating dedicated fail-over servers, and by using lower-cost hardware as the basis of the cluster, instead of larger, more expensive computers.

Oracle Database 10g also contains self-diagnosing and self-tuning features, as well as features that facilitate customers’ ability to build, deploy and manage internet applications at lower costs. The key features of the

Oracle Database include improved database availability, functionality, enhanced security capabilities and an integrated infrastructure for building business intelligence applications.

Oracle Fusion Middleware

Oracle Fusion Middleware is the brand for Oracle’s family of middleware products, which includes Oracle Application Server, Oracle Collaboration Suite, Oracle Developer Suite and Oracle Data Hub, among others. Oracle Fusion Middleware allows customers to easily integrate heterogeneous business applications and automate business processes and is built on industry standards such as J2EE, Business Process Execution Language and other web services standards. In addition, Oracle Fusion Middleware supports multiple development languages and tools, allowing developers to build and deploy web services, web sites, portals and web-based applications. Oracle’s middleware is used to support Oracle applications, as well as other enterprise applications and independent software vendors that use Oracle Fusion Middleware as the basis to build their own custom applications.

Oracle Application Server

The foundation of Oracle Fusion Middleware is Oracle Application Server 10g. Designed for grid computing, Oracle Application Server 10g incorporates clustering and caching technology, which increases application reliability, performance, security and scalability. Oracle Application Server 10g also provides a complete integration platform that is designed to simplify and accelerate business, application and data integration projects.

The new Identity Management option for Oracle Application Server 10g makes it easier for companies to manage multiple identities and access privileges, which helps to safeguard information, critical systems and applications against unauthorized access.

Oracle Application Server 10g also includes Oracle Portal, which allows personalized portal sites to be rapidly developed and deployed, all with single sign-on and security. Portal sites are assembled using portlets, which are reusable interface components that provide access to web-based resources such as applications, business intelligence reports, syndicated content feeds and outsourced software services. With the wireless capability of Oracle Application Server 10g Enterprise Edition, portal sites can be made available to any wireless device.

Oracle Collaboration Suite

Oracle Collaboration Suite is a single, integrated suite that manages email and voicemail messages, facsimiles, calendaring, conferencing, instant messaging, file sharing, search and workflow. The Oracle Collaboration Suite centralizes administration and lowers operating costs by consolidating email and file servers. Additionally, users are provided with one folder for their email, files, voicemail and facsimile messages. The Oracle Collaboration Suite is built on the Oracle Database and Oracle Fusion Middleware, supports enterprise-scale implementations, and offers high-availability features such as rapid server failover, disaster recovery and automated backup. With Oracle Collaboration Suite, users access all their communications content via desktop applications, the internet, personal digital assistants or mobile phones, improving communication and collaboration.

Oracle Developer Suite

Oracle Developer Suite is an integrated suite of development tools designed to facilitate rapid development of internet database applications and web services. The Oracle Developer Suite contains application development and business intelligence tools and is built on internet standards such as Java, J2EE, XML and HTML.

The Oracle Developer Suite includes Oracle JDeveloper, a Java development environment for modeling, building, debugging and testing enterprise-class J2EE applications and web services. In addition, the suite contains Oracle Designer, a tool that allows developers to model business processes and automatically generate enterprise database applications, and Oracle Forms Developer, a development tool for building database applications that can be deployed unchanged in both internet and client/server based environments.

The Oracle Developer Suite also includes Oracle Warehouse Builder software that consolidates fragmented data and metadata (machine understandable information for the web) pulled from packaged applications, custom applications and legacy applications. Oracle Warehouse Builder enables developers to graphically design the multidimensional database schema and to automatically generate and load the data warehouse.

Oracle Data Hub

Data hubs serve as centralized data repositories for key business definitions such as customers, products and employees. The Oracle Customer Data Hub is a packaged solution that enables companies to create a single, high quality enterprise customer identity database by consolidating customer information from heterogeneous sources. After the data is consolidated into the central customer data store, it can be standardized, cleansed and enriched by use of embedded functionality and then used by other applications with near-real-time synchronization. The Oracle Customer Data Hub can operate independently of Oracle applications. The Oracle Customer Data Hub differs from a data warehouse in that it does not store information about every transaction involving a particular customer. It is specifically concerned with creating a high quality master customer list. Also, data hubs provide customer data quality management tools, and near-real-time operational access to a master customer list, whereas a data warehouse is typically used for analysis of historical and summarized data. The Oracle Customer Data Hub is designed to help companies gain a complete and consistent view of a customer across all transaction systems. Oracle has announced the creation of additional hubs to consolidate information related to products, financial information, or other data from a variety of systems and applications.

Applications Software

Oracle’s portfolio of enterprise applications software includes the Oracle E-Business Suite, PeopleSoft Enterprise, JD Edwards EnterpriseOne and JD Edwards World. Each of our enterprise applications, which is offered as a fully integrated suite or available on a component basis, provides enterprise information that enables companies to manage their business cycles and provide intelligence in functional areas such as financials, human resources, maintenance management, manufacturing, marketing, order fulfillment, product lifecycle management, procurement, projects, sales, services and supply chain planning. Our applications are built on open architectures and are designed for flexible configuration and open, multi-vendor integration.

Oracle’s applications combine business functionality with innovative technologies such as workflow and self-service applications, to enable users to lower the cost of their business operations by providing customers, suppliers and employees with self-service internet access to both transaction processing and critical business information. Companies can use self-service applications to automate a variety of business functions, such as customer service and support, procurement, expense reporting and reimbursement. Each product line is also available in multiple languages and currencies, enabling companies to support both global and local business practices and legal requirements.

Our applications can be tailored to offer customers a variety of industry-specific solutions. We recently improved our offerings to retail customers with our acquisition of Retek, Inc., providing software that connects every part of a retailer’s business, from customer to supplier, with solutions for planning, merchandising, supply chain and in-store applications. New software license revenues from applications software represented 19%, 18% and 19% of new software license revenues in fiscal 2005, 2004 and 2003, respectively.

Project Fusion

Our vision for the future of our application products is Project Fusion, a next-generation, service-oriented platform and set of applications to be built on open industry standards, extensible by customers and partners and interoperable with third party and existing installations. Fusion is being designed to leverage the best functionality and combine the best features, flows and usability traits of the Oracle E-Business Suite, PeopleSoft and JD Edwards application products into one product line. We believe the resulting suite of applications will deliver a superior ownership experience through improved usability, adaptive business process automation, built-in business intelligence and industry-specific capabilities.

Software License Updates and Product Support

Software license updates provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period, which is typically one year. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. Product support typically is provided by our global support centers. Software license updates and product support are generally priced as a percentage of the new software license fees. Substantially all of our customers purchase software license updates and product support when they acquire new software licenses. In addition, substantially all of our customers renew their software license updates and product support contracts annually. Software license updates and product support revenues represented 45%, 44% and 41% of total revenues in fiscal 2005, 2004 and 2003, respectively. We attribute the ongoing growth of our software license updates and product support revenues to the high renewal rate of our existing subscription base, an increase in our support contract base from acquisitions and an increase in the amount of new product support contracts associated with the sale of new software licenses.

Services Business

Consulting

We globally deploy professionals who specialize in the design, implementation, deployment, upgrade and migration services for our database, middleware and applications software. We focus on implementing software with a number of consulting accelerators such as preconfigured business flows, all of which increase the pace at which our customers achieve value from our applications. Our consulting services help customers consolidate their information technology operations, integrate disparate systems and increase the security of their data assets. Consulting revenues represented 15%, 16% and 19% of total revenues in fiscal 2005, 2004 and 2003, respectively.

Advanced Product Services

Advanced product services are comprised of On Demand and advanced product support services. Through Oracle On Demand, we host, monitor, administer, upgrade and maintain our database, middleware and applications software for our customers either at Oracle or at a customer designated location. We believe Oracle On Demand enables our customers to lower information technology costs and improve their business efficiency as we manage the availability, security, performance and change management for our software. Our advanced product support services assist customers in configuration and performance analysis, personalized support and annual on-site technical services. Advanced product services revenues represented 3%, 3% and 2% of total revenues in fiscal 2005, 2004 and 2003, respectively.

Education

We provide training to customers, partners and employees as part of our mission of accelerating the adoption of our technology around the world. Our training is provided primarily through public and private instructor-led classroom events, but is also made available through a variety of online courses and self paced media training on CD-Roms. Education revenues represented 2%, 2% and 3% of total revenues in fiscal 2005, 2004 and 2003, respectively.

Marketing and Sales

Sales Distribution Channels

In the United States, we market our products and services primarily through our own sales and service organization. Sales and service employees are based in our headquarters and in field offices throughout the United States.

Outside the United States, we market our products and services primarily through our subsidiary sales and service organizations. Our subsidiaries license and support our products in their local countries as well as within other foreign countries where we do not operate through a direct sales subsidiary.

We also market our products worldwide through indirect channels. The companies that comprise our indirect channel network are members of the Oracle Partner Network. Our partners resell our products or combine our database, development tools and applications with computer hardware, software application packages or services for subsequent redistribution and/or implementation.

The Oracle Partner Network allows us to pursue new business opportunities through partners as well as with direct customers. Partners in the program include consultants, education providers, internet service providers, network integrators, resellers, independent software vendors and system integrators/implementers. Partners can also participate in the Oracle Technology Network. This program is specifically designed for the database administrator, internet developer and applications suite user communities. We provide applications, technology, education and technical support that enable our partners to effectively integrate our products into their business offerings. The combination of Oracle’s infrastructure and applications and our partners’ expertise broadens our exposure in new markets.

International Markets

We sell our products and provide services worldwide. Our geographic coverage allows us to draw on business and technical expertise from a worldwide workforce, provides stability to our operations and revenue streams to offset geography-specific economic trends and offers us an opportunity to take advantage of new markets for products. Our results of operations could be affected by economic and political uncertainty or changes in the laws or policies in the countries in which we operate and by macroeconomic changes, including currency rate fluctuations, recessions and inflation. A summary of our domestic and international revenues and long-lived assets is set forth in Note 16 of Notes to Consolidated Financial Statements.

Seasonality

General economic conditions have an impact on our business and financial results. The markets in which we sell our products and services have, at times, experienced weak economic conditions that have negatively affected revenues. Our quarterly results reflect distinct seasonality in the sale of our products and services, as our revenues are typically highest in our fourth fiscal quarter and lowest in our first fiscal quarter. See “Quarterly Results of Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of this Form 10-K for a more complete description of the seasonality of our revenues and expenses.

Customers

Our customer base consists of a significant number of businesses of many sizes and industries, government agencies, educational institutions and resellers. No single customer accounted for 10% or more of revenues in fiscal 2005, 2004 or 2003.

Competition

The enterprise software industry is intensely competitive and evolving rapidly. We compete in various segments of this industry including database software, middleware (business intelligence, application integration, portal server, J2EE application server, development tools and identity management), collaboration, development tools, enterprise applications and consulting/systems integration, among others. Total cost of ownership, performance, functionality, ease of use, standards-compliance, product reliability, security and quality of technical support are key competitive factors that face us in each of the areas in which we compete. Our customers are also demanding less complexity and lower cost in the implementation, sourcing, integration and ongoing maintenance of their enterprise software, which has led increasingly to our product offerings (database, middleware and applications) being viewed as a “stack” of software designed to work together. Our product sales (and the relative strength of our products versus our competitors) are also affected by the broader “platform” competition between industry-standard Java (J2EE) and Microsoft Corporation’s .NET programming environments and by operating system competition between Windows Server, Unix (Sun Solaris, HP-UX and

IBM AIX) and Linux. Open source alternatives to commercial software in many of our primary markets, such as MySQL in database and JBoss in application servers are also impacting the competitive environment. These products are typically offered free of charge and are readily available over the Internet.

In the sale of database software, scalability, reliability, availability and security are key competitive differentiators for our database software. Our competitors include International Business Machines Corporation, Microsoft, Sybase, Inc. and the open source databases, MySQL and PostgreSQL, among others. Our ability to continually innovate and differentiate our database offering has enabled us to maintain our leading position in database software over our competitors.

In the sale of middleware products, our offering includes a package of software functionality including business intelligence, integration, portal, J2EE application server, development tools and identity management software. Our ability to offer a full range of rich functionality in a standards-based, open architecture has been a key competitive differentiator. Our competitors include IBM, Microsoft, BEA Systems, Inc., SAP Aktiengesellschaft, Sun Microsystems Inc., Sybase and open source projects such as JBoss, but we also face competition in each element of our packaged functions. Business intelligence competitors include Business Objects S.A., Cognos Incorporated, Hyperion Solutions Corporation and others. Application server competitors include Borland Software Corporation, Fujitsu Software Corporation, Hitachi Software Engineering Co., Ltd., IONA Technologies PLC and others. Enterprise Application Integration competitors include webMethods, TIBCO Software, Novell and others. Enterprise portal vendors include, EMC Corporation (Documentum), Plumtree Software, Vignette Corporation and Computer Associates. Identity management vendors include Hewlett-Packard Company and Computer Associates, among others. Open source vendors Red Hat and Novell are also increasingly bundling middleware functionality with their respective Linux distributions. As a package, our middleware solutions have experienced rapid growth in recent years relative to our competitors.

In the sale of collaboration products, we compete primarily with Microsoft (Exchange/Outlook), IBM (Domino/Notes) and Novell (Groupwise). In addition, we compete in the related content management markets with EMC (Documentum), FileNet, Percussion Software and Vignette, among others.

In the sale of development tools, ease of use, standard-compliance and the level of abstraction (automated code generation) are key competitive differentiators. We compete against Borland Software Corporation (Delphi), IBM (WebSphere), Microsoft (VisualStudio.NET), Sun Microsytems (Sun Studio), Sybase (PowerBuilder) and others. The success of our development tools is closely related to the relative popularity of our platform (database and middleware) compared to our competitors, as well as the larger competition between Java and Microsoft’s .NET.

The sale of applications software, in particular, is changing rapidly due to the development and deployment of Service Oriented Architectures (SOA) and web services, application integration middleware as well as “software as a service” offerings, such as those from Salesforce.com and RightNow Technologies, Inc. in Customer Relationship Management (CRM) applications. As a result of our acquisition of PeopleSoft, we presently offer several product lines, which are suited for different needs of customers in different industries. We compete against SAP, Lawson Software, Inc., Intentia International AB, Microsoft Business Solutions (Great Plains, Solomon, Axapta, Navision), Siebel Systems, Inc., Sage, Inc., SSA Global and many other application providers. These include numerous point solution providers such as Epicor (accounting), SunGard Data Systems (treasury), Kronos (time and attendance), Taleo (recruitment), Callidus (compensation), Automatic Data Processing, Inc. (ADP) (payroll), Ariba (procurement), i2 (order management), MRO (enterprise asset management), DSCi (logistics), GEAC (inventory), Broadvision (marketing), Kana (analytics), Salesforce.com (sales force automation) and Amdocs (customer service).

With service-oriented architectures, our packaged applications also compete with custom solutions either developed in-house or by large systems integrators such as Accenture Ltd. or IBM Global Services. Our pre-packaged applications also compete against business process outsourcers including ADP, Fidelity Investments,

Ceridian Corporation, Hewitt-Cyborg Limited and others. Our application products are architected around a single database model, which we believe is a key differentiator between us and our most significant competitors.

In the sale of consulting and systems integration services, we both partner with and compete against Accenture Ltd., Electronic Data Systems Corporation, IBM Global Services, Bearing Point, CapGemini and many others.

Research and Development

We develop the majority of our products internally. In addition, we have also acquired technology through business acquisitions. We also purchase or license intellectual property rights in certain circumstances. Internal development allows us to maintain technical control over the design and development of our products. We have a number of United States and foreign patents and pending applications that relate to various aspects of our products and technology. While we believe that our patents have value, no single patent itself is essential to us or to any of our principal business segments.

Research and development expenditures were 13%, 13% and 12% of total revenues in fiscal 2005, 2004 and 2003, respectively. As a percentage of new software license revenues, research and development expenditures were 37%, 36% and 36% in fiscal 2005, 2004 and 2003, respectively. Rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology, changing customer needs and frequent new product introductions and enhancements characterize the software markets in which we compete. We plan on continuing to dedicate a significant amount of resources to research and development efforts to maintain and improve our database, middleware and applications software, including investment in Project Fusion.

Employees

As of May 31, 2005, we employed 49,872 full-time employees, including 11,445 in sales and marketing, 4,937 in license updates and product support, 14,125 in services, 13,114 in research and development and 6,251 in general and administrative positions. Of these employees, 21,544 were located in the United States and 28,328 were employed internationally.

None of our employees in the United States are represented by a labor union; however, in certain international subsidiaries worker councils represent our employees. We have not experienced any work stoppages and believe that our employee relations are good.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations web site at www.oracle.com/investor as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The information posted on our web site is not incorporated into this Annual Report.

Executive Officers of the Registrant

Our executive officers and significant employees are as follows:

Name	Office(s)
Lawrence J. Ellison	Chief Executive Officer and Director
Jeffrey O. Henley	Chairman of the Board of Directors
Safra A. Catz	President, Interim Chief Financial Officer and Director
Charles E. Phillips, Jr.	President and Director
Gregory B. Maffei	President and Prospective Chief Financial Officer
Keith G. Block	Executive Vice President, North America Sales and Consulting
Sergio Giacoletto	Executive Vice President, Europe, Middle East and Africa Sales and Consulting
Juergen Rottler	Executive Vice President, Oracle Support and Oracle On Demand
Charles A. Rozwat	Executive Vice President, Server Technologies
Derek H. Williams	Executive Vice President, Asia Pacific Sales and Consulting
John Wookey	Senior Vice President, Applications Development
Daniel Cooperman	Senior Vice President, General Counsel and Secretary
Jennifer L. Minton	Senior Vice President, Finance and Operations

Mr. Ellison, 60, has been Chief Executive Officer and a Director since he founded Oracle in June 1977. Mr. Ellison served as Chairman of the Board from May 1995 to January 2004 and from May 1990 until October 1992. He served as President from May 1978 to July 1996.

Mr. Henley, 60, has been Chairman of the Board since January 2004 and a director since June 1995. Mr. Henley served as an Executive Vice President and Chief Financial Officer from March 1991 until July 2004. He also serves as a director of CallWave, Inc.

Ms. Catz, 43, has been a President since January 2004, has been Interim Chief Financial Officer since March 2005 and has served as a Director since October 2001. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.

Mr. Phillips, 46, has been a President and has served as a Director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining us, Mr. Phillips was with Morgan Stanley & Co., Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc. and 51job, Inc.

Mr. Maffei, 45, joined the company in June 2005 as President, and will be appointed Chief Financial Officer in July 2005. Prior to joining us, Mr. Maffei served as Chief Executive Officer of 360networks Corporation, a telecommunications service provider, from January 2000 to June 2005. Mr. Maffei was previously Chief Financial Officer of Microsoft Corporation from July 1997 to January 2000. In June 2001, several subsidiaries of 360networks filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code and successfully emerged from bankruptcy protection in November 2002. Mr. Maffei also serves as a director of Starbucks Corporation and Electronic Arts, Inc.

Mr. Block, 44, has been Executive Vice President, North America Sales and Consulting since September 2002 and Executive Vice President, North America Consulting since February 2002. Mr. Block served as Senior Vice President of North America Commercial Consulting and Global Service Lines from June 1999 until January 2002. He served as Senior Vice President of the Commercial Consulting Practice from April 1999 until May 1999. Mr. Block was Group Vice President, East Consulting from June 1997 until March 1999. Prior to joining us in 1986, Mr. Block was a Senior Consultant at Booz, Allen and Hamilton.

Mr. Giacoletto, 55, has been Executive Vice President, Europe, Middle East and Africa Sales and Consulting since June 2000 and Senior Vice President, Business Solutions since November 1998. He was Vice President, Alliances and Technology from March 1997 to November 1998. Before joining us, he had been President of AT&T Solutions for Europe since August 1994. Previously, he spent 20 years with Digital Equipment Corporation in various positions in European marketing and services.

Mr. Rottler, 39, has been Executive Vice President, Oracle Support and Oracle On Demand since September 2004. Prior to joining us, he served as Senior Vice President, Public Sector, Customer Solutions Group at Hewlett-Packard Company (HP), from December 2003 to September 2004, where he was responsible for HP’s worldwide Public Sector, Health and Education business. Mr. Rottler was Vice President, HP Services Worldwide Sales and Marketing from May 2003 to December 2003, Vice President, HP Services Worldwide Marketing, Strategy and Alliances from May 2002 to May 2003 and Vice President and General Manager, HP Services North America from April 2000 to May 2002.

Mr. Rozwat, 57, has been Executive Vice President, Server Technologies since November 1999 and served as Senior Vice President, Database Server from December 1996 to October 1999. Mr. Rozwat served as Vice President of Development from December 1994 to November 1996. Prior to joining us, he spent 17 years in various positions at Digital Equipment Corporation.

Mr. Williams, 60, has been Executive Vice President, Asia Pacific Sales and Consulting since October 2000 and Senior Vice President, Asia Pacific from July 1993 to October 2000. Mr. Williams served as Vice President, Asia Pacific from April 1991 to July 1993. Mr. Williams joined Oracle United Kingdom in October 1988 and served as Regional Director, Strategic Accounts from October 1988 to April 1991.

Mr. Wookey, 46, has been Senior Vice President, Applications Development since April 2000. Mr. Wookey served as Senior Vice President, Financial Applications Products from April 1999 to January 2000 and Vice President, Financial Applications Products from June 1995 to April 1999. Prior to joining us, he spent eight years as Vice President of Development at Ross Systems, Inc.

Mr. Cooperman, 54, has been Senior Vice President, General Counsel and Secretary since February 1997. Prior to joining us, Mr. Cooperman had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office.

Ms. Minton, 44, has been Senior Vice President, Finance and Operations since October 2001. She served as Senior Vice President and Corporate Controller from April 2000 to September 2001 and Vice President and Corporate Controller from November 1998 to March 2000. Ms. Minton joined us in May 1989.

Item 2.	Properties

Our properties consist of owned and leased office facilities for sales, support, research and development, consulting and administrative personnel. Our headquarters facility consists of approximately 2.5 million square feet in Redwood City, California. We also own or lease office facilities for current use consisting of approximately 10.8 million square feet in various locations in the United States and abroad. Due to our restructuring and merger integration activities in fiscal 2005, we have vacated approximately 3.4 million square feet or 24% of total owned and leased space. This additional space is sublet or being actively marketed for sublease or disposition.

Item 3.	Legal Proceedings

The material set forth in Note 22 of Notes to Consolidated Financial Statements in Item 15 of this Form 10-K is incorporated herein by reference.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on The Nasdaq National Market under the symbol “ORCL” and has been traded on Nasdaq since our initial public offering in 1986. According to the records of our transfer agent, we had 25,379 stockholders of record as of May 31, 2005. The majority of our shares are held in approximately 1.6 million customer accounts held by brokers and other institutions on behalf of stockholders. However, we believe that the number of total stockholders is less than 1.6 million due to stockholders with accounts at more than one brokerage. The following table sets forth the low and high sale price of our common stock, based on the last daily sale, in each of our last eight fiscal quarters.

	Low Sale Price	High Sale Price
Fiscal 2005:
Fourth Quarter	$11.52	$13.62
Third Quarter	12.66	14.63
Second Quarter	9.86	13.39
First Quarter	9.90	11.93
Fiscal 2004:
Fourth Quarter	$11.23	$13.08
Third Quarter	12.40	14.89
Second Quarter	11.25	13.76
First Quarter	11.29	13.65

Our policy has been to reinvest earnings to fund future growth and to repurchase our common stock pursuant to a program approved by our Board of Directors. Accordingly, we have not paid cash dividends and do not anticipate declaring cash dividends on our common stock in the foreseeable future.

In the fourth quarter of fiscal 2005, we sold an aggregate of 12,473 shares of our common stock to eligible employees of Oracle EMEA Limited, an indirect subsidiary of the Company, who are participants in the Oracle Ireland Approved Profit Sharing Scheme (the Ireland APSS) at an aggregate purchase price of approximately $147,000. We purchased the shares in the open market at the same price the shares were sold to the Ireland APSS participants and paid customary brokerage commissions of approximately $1,000 in connection with the purchase. There were no underwriting discounts or commissions in connection with the sale. The Ireland APSS permits an eligible employee to receive shares of common stock in a tax efficient manner as a portion of such employee’s bonus, as well as to contribute a portion of their base salary allowance towards the purchase of additional shares in certain circumstances. The securities are held in trust for the employees for a minimum of two years. The shares of common stock were offered and sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the safe harbor provided by Rule 903 of Regulation S under the Securities Act, to employees of Oracle EMEA Limited who are not “U.S. Persons” as that term is defined in Regulation S.

Stock Repurchase Program

In 1992, our Board of Directors approved a program to repurchase shares of our common stock to reduce the dilutive effect of our stock option and stock purchase plans. The Board has expanded the repurchase program several times by either increasing the authorized number of shares to be repurchased or by authorizing a fixed dollar amount expansion, most recently in October 2004. From the inception of the stock repurchase program to May 31, 2005, a total of 1.8 billion shares have been repurchased for approximately $20.4 billion. At May 31, 2005, approximately $1.9 billion was available to repurchase shares of our common stock pursuant to the stock repurchase program.

The following table summarizes the stock repurchase activity for the three months ending May 31, 2005 and the approximate dollar value of shares that may yet be purchased pursuant to the stock repurchase program:

(in millions, except per share amounts)	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
March 1, 2005 - March 31, 2005	—	$—	—	$2,157.1
April 1, 2005 - April 30, 2005	20.9	11.89	20.9	1,908.5
May 1, 2005 - May 31, 2005	—	—	—	1,908.5

Total	20.9	$11.89	20.9

Item 6.	Selected Financial Data

The following table sets forth selected financial data for the last 5 years. This selected financial data should be read in conjunction with the consolidated financial statements and related notes included in Item 15 of this Form 10-K. During fiscal 2005 we acquired PeopleSoft, Inc., Retek Inc. and other smaller companies for approximately $12 billion. Each of these acquisitions was accounted for as a business purchase and accordingly, the results of these businesses have been included in our consolidated financial statements since their respective dates of acquisition.

	Year Ended May 31,
(in millions, except per share amounts)	2005		2004	2003	2002	2001
Total revenues	$11,799		$10,156	$9,475	$9,673	$10,961
Operating income	4,022		3,864	3,440	3,571	3,777
Net income	2,886		2,681	2,307	2,224	2,561
Earnings per share - basic	0.56		0.51	0.44	0.40	0.46
Earnings per share - diluted	0.55		0.50	0.43	0.39	0.44
Basic weighted average common shares outstanding	5,136		5,215	5,302	5,518	5,597
Diluted weighted average common shares outstanding	5,231		5,326	5,418	5,689	5,865
Working capital	416	(1)	7,064	5,069	4,768	5,046
Total assets	20,687	(2)	12,763	10,967	10,800	11,030
Short-term borrowings and current portion of long-term debt	2,693	(3)	9	153	—	3
Long-term debt, net of current portion	159		163	175	298	301
Stockholders’ equity	10,837		7,995	6,320	6,117	6,277

(1)	Total working capital decreased as of May 31, 2005 primarily due to cash paid to acquire PeopleSoft and an increase in short-term borrowings.

(2)	Total assets increased as of May 31, 2005 due to goodwill of $6,962 and intangible assets of $3,334 arising from business combinations. See Note 2 of Notes to Consolidated Financial Statements.

(3)	Short-term borrowings increased due to amounts borrowed under our commercial paper program and a loan facility borrowed by Oracle Technology Company, a wholly-owned subsidiary of the Company. See Note 5 of Notes to Consolidated Financial Statements.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We begin Management’s Discussion and Analysis of Financial Condition and Results of Operations with an overview of our acquisition activity and our key operating business segments and significant trends. This overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We then provide a more detailed analysis of our financial condition and results of operations.

Acquisition of PeopleSoft and Retek

In January 2005, we completed the acquisition of PeopleSoft Inc., a provider of enterprise application software products for approximately $11.1 billion. We have completed the substantial majority of our planned legal-entity mergers, information system conversions and integration of PeopleSoft’s operations and expect to finalize our remaining integration activities within the next six months. In April 2005, we completed the acquisition of Retek, Inc., a provider of software solutions and services to the retail industry for approximately $700 million. We also completed other smaller acquisitions over the past several years and expect to continue to acquire or make investments in complementary companies, products, services and technologies in the future. See Note 2 of Notes to Consolidated Financial Statements for additional information related to our acquisitions.

We believe our acquisitions of PeopleSoft and Retek support our long-term strategic direction, strengthen our competitive position in the enterprise applications market, expand our customer base and provide greater scale to increase our investment in research and development to accelerate innovation and increase stockholder value.

Business Overview

We are the world’s largest enterprise software company. Our worldwide operations are comprised of two businesses, which consist of five operating segments based upon our software and service offerings. Each of these operating segments has unique characteristics and faces different opportunities and challenges. Although we report our actual results in United States dollars, we conduct a significant number of transactions in currencies other than United States dollars. Therefore, we present constant currency information to provide a framework for assessing how our underlying business performed excluding the effect of foreign currency rate fluctuations. An overview of our five operating segments follows.

Software Business

Our software business consists of new software license revenues and license updates and product support revenues. Our software business, which represents 80% of our total revenues, is also our highest margin business. We expect that our software business revenues will continue to increase, which should allow us to continually improve margins and profits.

New Software Licenses:  We license our database, middleware and applications software to businesses of many sizes, government agencies, educational institutions and resellers. The growth in new software license revenues is affected by the strength of general economic and business conditions, as well as governmental budgetary constraints, the competitive position of our software products and acquisitions. The software business is also characterized by long sales cycles. The timing of a few large software license transactions can substantially affect our quarterly new software license revenues. This is particularly true for applications products given the relatively small size of new application software license revenues. Since our new software license revenues in a particular quarter can be difficult to predict as a result of the timing of a few large software license transactions, we believe that new software revenues on a trailing twelve-month period provides more visibility into the underlying performance of our software revenues than quarterly revenues.

New software license revenues for fiscal 2005 were $4.1 billion, which represents a growth rate of 16% over the corresponding prior year period. License revenues earned from large transactions, defined as transactions greater than $500,000 were 40%, 37% and 36% in fiscal 2005, 2004 and 2003, respectively. Over the last few years, customers delayed or limited their technology capital spending as a result of weak domestic and international economic conditions. These weak economic conditions resulted in more customers restricting their software procurement to well-defined current needs and a decline in purchases intended to accommodate future customer growth. In fiscal 2005, revenues earned from large transactions increased by 23%, reflecting stronger business confidence as general economic conditions improved, particularly in the United States. We believe that demand for our software products will continue to increase as a result of our acquisition of PeopleSoft and other companies, the improvements we have made to the features and functionality of our software products and the strengthening of our competitive position.

Competition in the software business is intense. Our goal is to maintain a first or second position in each of our software product categories and to grow our software revenues faster than our competitors. We believe that the features and functionality of our software products are as strong as they have ever been. We have focused on lowering the total cost of ownership of our software products by improving integration, decreasing installation times, lowering administration costs and improving the ease of use. Reducing the total cost of ownership of our products provides our customers with a higher return on their investment, which we believe will create more demand and provide us with a competitive advantage. We have also continued to focus on improving the overall quality of our software products and service levels. We believe this will lead to higher customer satisfaction and loyalty and help us achieve our goal of becoming our customers’ leading technology advisor.

Software License Updates and Product Support:  Substantially all of our customers purchase software license updates and product support when they acquire new software licenses. In addition, a substantial majority of our customers renew their software license updates and product support contracts annually. The growth of software license updates and product support is influenced by three factors: (1) the acquisition of PeopleSoft’s support contract base, (2) the renewal rate of the subscription base eligible for renewal in the current fiscal year and (3) the amount of new product support contracts associated with the sale of new software licenses.

As a result of the acquisition of PeopleSoft and other businesses, we recorded adjustments to reduce support obligations assumed in business acquisitions to their estimated fair value at the acquisition dates. Software license updates and product support revenues related to support contracts in the amount of $320 million that would have been otherwise recorded by PeopleSoft and other acquired businesses as independent entities, were not recognized in fiscal 2005. As customers renew these support contracts, we will recognize revenues for the full value of the support contracts as deferred revenues and recognize the related revenue ratably over the contract period.

As our product support subscription base grows, the renewal rate has a larger influence on the software license updates and product support revenue growth rate and the amount of new software license revenues has a diminishing effect. Therefore, the growth rate of software license updates and product support revenues do not necessarily correlate directly to the growth rate of new software license revenues. For example, if new software license revenues remained constant, license updates and product support revenues would continue to grow as a result of the incremental license updates and product support revenues associated with new software license revenues, assuming renewal and cancellation rates stayed relatively constant. We believe that software license updates and product support revenues will continue to grow as we anticipate that a substantial majority of our customers, including customers with PeopleSoft licenses, will renew their product support contracts and the sale of new software licenses will increase our subscription base.

Services Business

Our services business consists of consulting, advanced product support and education revenues. Services revenues represent 20% of our total revenues, and this business has significantly lower margins than our software business.

Consulting:  Consulting revenues tend to lag software revenues by several quarters since consulting services, if purchased, are typically performed after the purchase of new software licenses. Excluding revenues earned from PeopleSoft consulting contracts, consulting revenues have declined in recent periods due to a shift in the mix of resources to lower cost countries, which has resulted in a decrease in billing rates. Consulting revenues also declined as a result of our decision to work more closely with partners who are performing an increasing number of the implementations of our software. In addition, we have experienced higher attrition rates in the United States and certain other countries as economic conditions improve and the demand for technical talent in certain markets has increased. The higher attrition rate has contributed to the decrease in consulting headcount levels, which has resulted in a decline in billable hours and revenues. We expect consulting revenues to increase in fiscal 2006, primarily due to incremental revenues from PeopleSoft consulting contracts.

Advanced Product Services:  This segment includes Oracle On Demand, which is our outsourcing service, and other advanced product support services. We believe that Oracle On Demand provides an additional opportunity for customers to lower their total cost of ownership and can therefore provide us with a competitive advantage. Although we have de-emphasized some advanced product services, Oracle On Demand revenues continue to grow. We will continue to make investments in our Oracle On Demand business to support current and future revenue growth.

Education:  The purpose of our education services is to further enhance the usability of our software products by our customers and to create opportunities to grow new software license revenues. We expect education revenues to increase in fiscal 2006, primarily due to incremental revenues for training services provided to customers for PeopleSoft products. Over the last few years, education revenues declined due to personnel reductions in our customers’ information technology departments, tighter controls over discretionary spending and greater use of outsourcing solutions. As a consequence, we have reduced the number of personnel and facilities space in order to reduce costs and prevent further margin deterioration.

Operating Margins

We continually focus on improving our operating margins by providing our customers with superior products and services, as well as maintaining a world class cost structure by hiring personnel in countries where advanced technical expertise is available at lower costs. As part of this effort, we continually evaluate our workforce and make adjustments we deem appropriate. When we make adjustments to our workforce, we may incur expenses associated with workforce reductions that delay the benefit of a more efficient workforce structure, but we believe that the fundamental shift towards globalization is crucial to maintaining a long-term competitive cost structure.

Acquisition Strategy

We have in the past and expect in the future to acquire or make investments in complementary companies, products, services and technologies. We believe we can fund additional acquisitions with our internally available cash and marketable securities, cash generated from operations, credit facilities or from the issuance of additional securities. We analyze the financial impact of any potential acquisition with regard to earnings, operating margin, cash flow and return on invested capital targets.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Business Combinations

•	PeopleSoft Customer Assurance Program

•	Goodwill

•	Revenue Recognition

•	Accounting for Income Taxes

•	Legal Contingencies

•	Stock-Based Compensation

•	Allowances for Doubtful Accounts and Returns

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Finance and Audit Committee.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from license sales, maintenance agreements, consulting contracts, customer contracts and acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

In connection with the purchase price allocation of PeopleSoft, we have estimated the fair value of the support obligation assumed from PeopleSoft in connection with the acquisition. We based our determination of the fair value of the support obligation, in part, on a valuation completed by Standard & Poor’s Corporate Value Consulting using estimates and assumptions provided by management. The estimated fair value of the support obligation was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support services and to correct any errors in PeopleSoft software products. We did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. Profit associated with selling effort is excluded because PeopleSoft had concluded the selling effort on the support contracts prior to the acquisition date. The estimated research and development costs have not been included in the fair value determination, as these costs were not deemed to represent a legal obligation at the time of acquisition. We estimated the normal profit margin to be 30%. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. As a result, in allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of PeopleSoft’s deferred support revenue at the date of acquisition by $418 million to $280 million, which amount represents our estimate of the fair value of the support obligation assumed.

As of the acquisition date, PeopleSoft had entered into support agreements for which the underlying service period had not yet started and for which PeopleSoft had not yet been paid. These support agreements were not reflected on PeopleSoft’s balance sheet since the service period had not yet begun and payment had not yet been received. We have recorded an intangible asset of $208 million to reflect the fair value of these contracts as of the acquisition date. The fair value of these contracts was determined on the same basis used to value the support contracts reflected on PeopleSoft’s balance sheet. This intangible asset is reflected as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheet as of May 31, 2005. We are amortizing this intangible asset over the term of the support contracts. The amortization is being reflected as a reduction to software license updates and product support revenues. Accordingly, the revenue recorded under these contracts will reflect the estimated fair value to fulfill the assumed obligations.

As a result of the adjustments to record PeopleSoft’s support obligations assumed at fair value, $626 million of software license updates and product support revenue that would have been otherwise recorded by PeopleSoft as an independent entity will not be recognized in our consolidated results of operations. As former PeopleSoft customers renew these support contracts, we will recognize the full value of the support contracts over the remaining term of the contracts, the majority of which are one year. Software license updates and product support revenues in fiscal 2005 were reduced by $314 million as a result of reflecting the support obligations at estimated fair value. Had we included our estimated selling and research and development activities, and the associated margin for unspecified product upgrades and enhancements to be provided under our assumed support arrangements, the fair value of the support obligation would have been significantly higher than what we have recorded and we would have recorded a higher amount of software license updates and product support revenue in future periods related to these assumed contracts.

Other significant estimates associated with the accounting for acquisitions include restructuring costs. Restructuring costs are primarily comprised of severance costs, costs of consolidating duplicate facilities and contract termination costs. Restructuring expenses are based upon plans that have been committed to by management but which are subject to refinement. To estimate restructuring expenses, management utilized assumptions of the number of employees that would be involuntarily terminated and of future costs to operate and eventually vacate duplicate facilities. Estimated restructuring expenses may change as management executes the approved plan. Decreases to the estimates of executing the currently approved plans associated with pre-merger activities of the companies we acquire are recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter. Changes in estimates of executing the currently approved plans associated with pre-merger activities of Oracle will be recorded in restructuring expenses.

We have identified certain pre-acquisition contingencies, but we have yet to conclude whether the fair values for such contingencies are determinable. If, during the purchase price allocation period, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the purchase price allocation. If, as of the end of the purchase price allocation period, we are unable to determine the fair value of a pre-acquisition contingency, we will evaluate whether to include an amount in the purchase price allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated. After the end of the purchase price allocation period, any adjustment that results from a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

PeopleSoft Customer Assurance Program

As discussed in Note 17 of Notes to Consolidated Financial Statements, in June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP.” The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of our acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should we fail to take certain business actions for a fixed period of time subsequent to the acquisition. We have concluded that, as of the date of the acquisition, the penalty provisions under the CAP represent a contingent liability of Oracle. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP. The maximum potential penalty under the CAP as of May 31, 2005 was $3.5 billion. While no assurance can be given as to the ultimate outcome of potential litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms. If we determine in the future that a payment pursuant to the CAP is probable, the estimated liability would be recorded in our operating results in the period in which such liability is determined.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The provisions of Statement 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in Note 16 of the Notes to Consolidated Financial Statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2005, did not result in an impairment charge.

Revenue Recognition

We derive revenues from the following sources: (1) software, which includes new software license and software license updates and product support revenues and (2) services, which include consulting, advanced product services and education revenues.

New software license revenues represent all fees earned from granting customers licenses to use our database, middleware and applications software, and exclude revenues derived from software license updates, which are included in software license updates and product support. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants, we exercise judgment and use estimates in connection with the determination of the amount of software and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize new software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our new software license revenues are recognized in this manner.

The vast majority of our software license arrangements include software license updates and product support, which are recognized ratably over the term of the arrangement, typically one year. Software license updates provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. Software license updates and product support are generally priced as a percentage of the net new software license fees. Substantially all of our customers purchase both software license updates and product support when they acquire new software licenses. In addition, substantially all of our customers renew the software license updates and product support contracts annually.

Many of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. We estimate the proportional performance on contracts with fixed or “not to exceed” fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. We recognize no more than 90% of the milestone or total contract amount until project acceptance is obtained. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer. When total cost estimates exceed revenues, we accrue for the estimated losses immediately using cost estimates that are based upon an average fully burdened daily rate applicable to the consulting organization delivering the services. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Advanced product services are comprised of Oracle On Demand and advanced product support services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database, middleware and applications software. Advanced product support services are earned by providing customers configuration and performance analysis, personalized support and annual on-site technical services. Advanced product services revenues are recognized over the term of the service contract, which is generally one year.

Education revenues include instructor-led, media-based and internet-based training in the use of our products. Education revenues are recognized as the classes or other education offerings are delivered.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and for software license updates and product support services, is additionally measured by the renewal rate offered to the customer. We may modify our pricing practices in the future, which could result in changes in our vendor specific objective evidence of fair value for these undelivered elements. As a result, our future revenue recognition for multi-element arrangements could differ significantly from our historical results.

We defer revenue for any undelivered elements, and recognize revenue when the product is delivered or over the period in which the service is performed, in accordance with our revenue recognition policy for such element. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The significant majority of our software license arrangements do not include acceptance provisions. However, if acceptance provisions exist as part of public policy, for example in agreements with government entities when acceptance periods are required by law, or within previously executed terms and conditions that are referenced in the current agreement and are short-term in nature, we provide for a sales return allowance in accordance with FASB Statement No. 48, Revenue Recognition when Right of Return Exists. If acceptance provisions are long-term in nature or are not included as standard terms of an arrangement or if we cannot reasonably estimate the incidence of returns, revenue is recognized upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

We also evaluate arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. We consider multiple factors, including the history with the customer in similar transactions, the “essential use” of the software licenses and the planning, budgeting and approval processes undertaken by the governmental entity. If we determine upon execution of these arrangements that the likelihood of non- acceptance is remote, we then recognize revenue once all of the criteria described above have been met. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

While most of our arrangements include short-term payment terms, we have a standard practice of providing long-term financing to credit worthy customers through our financing division. Since fiscal 1989, when our financing division was formed, we have established a history of collection, without concessions, on these receivables with payment terms that generally extend up to five years from the contract date. Provided all other revenue recognition criteria have been met, we recognize new software license revenues for these arrangements upon delivery, net of any payment discounts from financing transactions. In fiscal 2005, 2004 and 2003, $455.6 million, $356.6 million and $364.1 million or approximately 11%, 10% and 11% of our new software license revenues were financed through our financing division. We have generally sold these receivables on a non-recourse basis to third party financing institutions. We account for the sale of these receivables as “true sales” as defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Accounting for Income Taxes

Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside the United States. Remittances of foreign earnings to the U.S. are planned based on projected cash flow, working capital and investment needs of foreign and domestic operations. Based on these assumptions, we estimate the amount that will be distributed to the United States and provide U.S. federal taxes on these amounts. Material changes in our estimates could impact our effective tax rate.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill will not be tax deductible and will result in an increased effective income tax rate in the quarter the impairment is recorded. Amortization expense associated with acquired intangible assets is likewise not tax deductible, however deferred taxes have been recorded as part of the purchase price allocation, and therefore, will not affect our post-acquisition income tax rate. Income tax contingencies existing as of the acquisition dates of the acquired companies are evaluated quarterly, and any adjustments are recorded as an adjustment to goodwill.

Legal Contingencies

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Stock-Based Compensation

We currently measure compensation expense for our stock-based incentive programs using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this method, we do not record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. We also do not record compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period. In accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation, and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we disclose our pro forma net income or loss and net income or loss per share as if the fair value-based method had been applied in measuring compensation expense for our stock-based incentive programs. We have elected to follow Opinion 25 because the fair value accounting provided for under Statement 123 requires the use of option valuation models that were not developed for use in valuing incentive stock options and employee stock purchase plan shares.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. This standard is effective for public companies for fiscal years beginning after June 15, 2005. We expect to adopt this new standard at the beginning of our fiscal year ending May 31, 2007 using the modified prospective method.

Allowances for Doubtful Accounts and Returns

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

We also record a provision for estimated sales returns and allowances on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be materially affected.

Results of Operations

As a result of our acquisition of PeopleSoft, we have included the financial results of PeopleSoft in our consolidated financial statements beginning December 29, 2004, the date we acquired a majority interest. Therefore, the fluctuations in operating results of Oracle in the second half of fiscal 2005 compared with the same period in fiscal 2004 are generally due to the acquisition.

In our discussion of changes in our results of operations from fiscal 2005 to fiscal 2004, we quantify the amount of revenues associated with PeopleSoft products and services and present supplemental disclosure related to acquisition accounting. Although revenues were quantifiable, we are unable to allocate the costs associated with the PeopleSoft products and services because the substantial majority of former PeopleSoft sales and services personnel were fully integrated into our existing operations. We caution readers that, while pre- and post-acquisition comparisons as well as the quantified amounts themselves may provide indications of general trends, the information has inherent limitations for the following reasons:

•	The quantification cannot address the substantial effects attributable to our sales force integration efforts, in particular the effect of having a single sales force offer the Oracle, PeopleSoft and J.D. Edwards legacy product families on a neutral basis. The commissions earned by our integrated sales force did not vary based on the application product family sold. In the fourth quarter of fiscal 2005, our sales forces were integrated in the United States and certain other countries. We believe that if our sales forces had not been integrated, the relative mix of Oracle and PeopleSoft products sold would have been different.

•	The acquisition did not result in our entering a new line of business or product category. Therefore, we provided multiple products with substantially similar features and functionality.

•	Although substantially all of our customers, including customers from acquired companies, renew their contracts when the contract is eligible for renewal, amounts shown as support deferred revenue in our supplemental disclosure related to acquisition accounting are not necessarily indicative of revenue improvements we will achieve upon contract renewal to the extent customers do not renew.

Constant Currency Presentation

We compare the percent change in the results from one period to another period in this Annual Report using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than United States dollars are converted into United States dollars at the exchange rate in effect on the last day of the prior fiscal year, rather than the actual exchange rates in effect during the respective periods. For example, if an entity reporting in Euros had revenues of 1.0 million Euros from products sold on May 31, 2005 and May 31, 2004, our financial statements would reflect revenues of $1.25 million in fiscal 2005 (using 1.25 as the exchange rate) and $1.21 million in fiscal 2004 (using 1.21 as the exchange rate). The constant currency presentation would translate the fiscal 2005 results using the fiscal 2004 exchange rate and indicate, in this example, no change in revenues during the periods. In each of the tables below, we present the percent change based on actual results as reported and based on constant currency.

Total Revenues and Operating Expenses

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Total Revenues by Geography:
Americas	$5,798	16%	16%	$4,983	3%	2%	$4,844
EMEA(1)	4,288	17%	9%	3,677	13%	1%	3,254
Asia Pacific	1,713	15%	10%	1,496	9%	1%	1,377

Total revenues	11,799	16%	12%	10,156	7%	2%	9,475

Total Operating Expenses	7,777	24%	20%	6,292	4%	0%	6,035

Total Operating Margin	$4,022	4%	-1%	$3,864	12%	5%	$3,440

Total Operating Margin %	34%			38%			36%

% Revenues by Geography:
Americas	49%			49%			51%
EMEA	36%			36%			34%
Asia Pacific	15%			15%			15%

Total Revenues by Business:
Software	$9,421	17%	13%	$8,070	12%	6%	$7,199
Services	2,378	14%	10%	2,086	-8%	-13%	2,276

Total revenues	$11,799	16%	12%	$10,156	7%	2%	$9,475

% Revenues by Business:
Software	80%			79%			76%
Services	20%			21%			24%

(1)	Comprised of Europe, the Middle East and Africa

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, the increase in total revenues reflects $685 million associated with PeopleSoft products and services as well as an increase in sales of our products and services resulting from improved sales execution as a result of product specialization, a strengthening in our competitive position and a stronger economy, particularly in the United States. Total revenues were favorably affected by foreign currency rate fluctuations due to a weakening of the United States dollar against certain major international currencies, primarily the Euro, British Pound and Japanese Yen. Excluding the effect of currency rate fluctuations, the Americas contributed 61% to the increase in total revenues, EMEA contributed 27% and Asia Pacific contributed 12%.

Excluding the effect of currency rate fluctuations, total operating expenses increased 20%. Operating expenses were unfavorably affected as a result of the weakening of the United States dollar relative to other major international currencies. Operating margins as a percentage of total revenues decreased from 38% to 34%. The decline in operating margins is primarily due to costs incurred as a result of the acquisition of PeopleSoft such as amortization of intangible assets, acquisition related costs, restructuring costs and stock-based compensation resulting from the assumption of unvested PeopleSoft stock options.

International operations will continue to provide a significant portion of total revenues. As a result, total revenues and expenses will be affected by changes in the relative strength of the United States dollar against certain major international currencies.

Fiscal 2004 Compared to Fiscal 2003:  Total revenues increased in fiscal 2004 due to an increase in both new software license revenues and software license updates and product support revenues, partially offset by lower services revenues, most notably consulting revenues. In addition, total revenues were favorably affected by foreign currency rate fluctuations due to a weakening of the United States dollar against certain major international currencies, primarily the Euro, British Pound and Japanese Yen.

Improved sales execution, a strengthening of our competitive position and improvements in the economy resulted in a 3% increase in new software license revenues, excluding foreign currency rate fluctuations. The increase in software license updates and product support revenues is a result of the renewal of substantially all of the prior year period subscription base, the addition of software license updates and product support revenues associated with new software license revenues in the current fiscal year and more timely renewals.

Weak economic conditions in the United States in the first quarter of fiscal 2004, as well as weak economic conditions internationally, particularly in EMEA, in the first half of fiscal 2004 have affected our services growth rates. Historically, services revenue growth rates have lagged new software license revenue growth rates by several quarters, as implementation services and education services are typically provided after our customers purchase software licenses. In addition, consulting revenues have declined due to a soft demand for consulting implementation services, the increased use of partners, competitive pricing pressures that have led to higher discounts, and the increased use of offshore resources that are billed at lower rates. Excluding the effect of currency rate fluctuations, the Americas contributed 60% to the increase in total revenues in fiscal 2004, EMEA contributed 28% and Asia Pacific contributed 12%.

Operating expenses were unfavorably affected as a result of the weakening of the United States dollar relative to other major international currencies, resulting in a 4% increase in operating expenses. Excluding currency rate fluctuations, total operating expenses remained flat due to lower salary expenses related to a shift in the personnel mix from the United States and EMEA to lower cost countries, offset by discretionary bonus expenses as well as professional fees incurred in connection with the PeopleSoft tender offer.

Operating margins as a percentage of total revenues increased from 36% to 38% due to the increase in new software license revenues and software license updates and product support revenues, which have higher margins than services revenues.

Supplemental Disclosure Related to Acquisition Accounting

To supplement our consolidated financial information we believe the following information is helpful to an overall understanding of our past financial performance and prospects for the future. Readers are directed to the introduction under “—Results of Operations” for a discussion of the inherent limitations in comparing pre- and post-acquisition information.

The results of operations include the following purchase accounting adjustments and significant expenses incurred in connection with acquisitions:

	Year Ended May 31,
(in millions)	2005	2004	2003
Support deferred revenue(1)	$320	$—	$—
Amortization of intangible assets(2)	219	36	43
Acquisition related charges(3)(5)	208	54	—
Restructuring(4)	147	—	—
Stock-based compensation(5)	25	—	—
Income tax effect(6)	(264)	(29)	(14)

	$655	$61	$29

(1)	In connection with our purchase price allocation, we estimated the fair value of support obligations assumed in connection with business acquisitions made during fiscal 2005. Due to our application of business combination accounting rules, software license updates and product support revenue related to support contracts assumed in business acquisitions in the amount of $320 million, that would have been otherwise recorded by the acquired entities, was not recognized as revenue by Oracle in fiscal 2005. Estimated software license updates and product support revenues related to support contracts assumed that will not be recognized due to the application of business combination accounting rules in future periods are as follows:

(in millions)	Year Ended May 31,
2006	$290
2007	35
2008	9

Total	$334

To the extent customers renew these support contracts, we expect to recognize revenue for the full contract value over the support renewal period.

(2)	Primarily represents the amortization of intangible assets acquired in connection with our acquisition of PeopleSoft. Estimated future amortization expense related to intangible assets is as follows:

(in millions)	Year Ended May 31,
2006	$478
2007	473
2008	464
2009	464
2010	380
Thereafter	1,114

Total	$3,373

(3)	Acquisition related charges primarily consist of in-process research and development expenses, costs associated with our tender offer for PeopleSoft prior to the agreement date, stock-based compensation expenses, as well as personnel-related costs for transitional employees who have been or will be terminated after the completion of the legal entity mergers or integration activities.

(4)	Restructuring costs include Oracle employee severance and Oracle duplicate facility closures. We expect to incur $19 million of additional restructuring charges within the next six months. Total expected costs under this plan are $166 million ($145 million of severance and $21 million of facilities charges).

(5)	Stock-based compensation is included in the following operating expense line items of our consolidated statements of operations:

(in millions)	Year Ended May 31, 2005
Sales and marketing	$6
Software license updates and product support	2
Cost of services	7
Research and development	10

Subtotal	25
Stock-based compensation included in acquisition related charges	47

Total	$72

As of May 31, 2005, the portion of the intrinsic value of unvested PeopleSoft options related to future service, which is approximately $45 million, is recorded as deferred stock-based compensation on our consolidated balance sheet and will be amortized using the accelerated expense attribution method over the remaining vesting period, which averages 2.5 years.

Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options.

(6)	The income tax effect on purchase accounting adjustments and other significant expenses incurred in connection with acquisitions was calculated based on our effective tax rate of 28.8%, 32.0% and 32.6% in fiscal 2005, 2004 and 2003, respectively.

Software

Software includes new software licenses and software license updates and product support.

New Software Licenses:  New software license revenues represent fees earned from granting customers licenses to use our database and middleware products, as well as application software products and excludes revenues derived from software license updates, which are included in software license updates and product support revenues. We continue to place significant emphasis, both domestically and internationally, on direct sales through our own sales force. We also continue to market our products through indirect channels.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
New Software License Revenues:
Americas	$1,805	21%	20%	$1,490	4%	4%	$1,426
EMEA	1,505	10%	3%	1,371	12%	1%	1,225
Asia Pacific	781	15%	11%	680	10%	3%	619

Total revenues	4,091	16%	12%	3,541	8%	3%	3,270

Expenses:
Sales and marketing(1)	2,505	18%	14%	2,123	4%	-3%	2,050
Stock-based compensation	6	*	*	—	*	*	—
Amortization of intangible assets	59	*	*	13	*	*	22

Total expenses	2,570	20%	17%	2,136	3%	-2%	2,072

Total Margin	$1,521	8%	4%	$1,405	17%	10%	$1,198

Total Margin %	37%			40%			37%

% Revenues by Geography:
Americas	44%			42%			44%
EMEA	37%			39%			37%
Asia Pacific	19%			19%			19%

Revenues by Product:
Database and middleware	$3,265	13%	9%	$2,893	11%	4%	$2,618
Applications	785	28%	25%	615	2%	-2%	605

Total revenues by product	4,050	15%	12%	3,508	9%	3%	3,223
Other revenues	41	24%	21%	33	-30%	-32%	47

Total new software license revenues	$4,091	16%	12%	$3,541	8%	3%	$3,270

% Revenues by Product:
Database and middleware	81%			82%			81%
Applications	19%			18%			19%

(1)	Excluding stock-based compensation
*	not meaningful

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, new software license revenues increased due to improved sales execution, a strengthening in our competitive position, a stronger economy, particularly in the United States, and revenues from the licensing of PeopleSoft products of $126 million.

The increase in database and middleware new software license revenues was driven by a 23% increase in application server revenues, and a 12% increase in database technology revenues. The increase in applications new software license revenues was primarily due to revenues from the licensing of PeopleSoft products, improved sales execution as a result of product specialization and increased demand for our products, particularly in North America. Excluding the effect of currency rate fluctuations, the Americas contributed 71%, EMEA contributed 12% and Asia Pacific contributed 17% to the increase in new software license revenues.

New software license revenues earned from large transactions, defined as new software license transactions over $0.5 million, increased from 37% of new software license revenues in fiscal 2004 to 40% of new software license revenues in fiscal 2005. New software license revenues earned from large transactions increased by 23% in fiscal 2005, reflecting higher business confidence as general economic conditions improved, particularly in the United States, as customers are purchasing more licenses to accommodate their future growth.

Sales and marketing expenses increased primarily due to higher commission expenses that resulted from higher revenue levels, as well as higher personnel related costs associated with increased sales headcount.

Stock-based compensation expense relates to the assumption of unvested PeopleSoft stock options in connection with the acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the PeopleSoft acquisition.

The total new software license margin as a percentage of revenues was negatively affected as a result of higher personnel related expenditures, amortization of intangible assets, as well as stock-based compensation charges.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of currency rate fluctuations, new software license revenues increased in fiscal 2004 primarily due to higher database technology revenues in all geographic areas, offset slightly by lower application revenues, primarily in Asia Pacific. Improved sales execution, a strengthening in our competitive position and improvements in the economy resulted in a 5% increase in new software license sales in the United States and 1% internationally. The Americas contributed 62% to the increase in new software license revenues in fiscal 2004, EMEA contributed 15% and Asia Pacific contributed 23%.

New software license revenues earned from large transactions, defined as new software license transactions over $0.5 million, increased by 11% in fiscal 2004, contributing to the increase in new software license revenues. New software license revenues generated from large transactions increased as a percentage of total new software license revenues from 36% in fiscal 2003 to 37% in fiscal 2004.

Excluding the effect of foreign currency rate fluctuations, sales and marketing expenses decreased in fiscal 2004 due to lower headcount levels and advertising costs, offset partially by higher commissions. New software license margin increased in fiscal 2004 due primarily to higher new software license revenues.

Software License Updates and Product Support:  Software license updates grant customers rights to unspecified software product upgrades and maintenance releases issued during the support period. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. The cost of providing support services consists largely of personnel related expenses.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Software License Updates and Product Support Revenues:
Americas	$2,759	15%	14%	$2,407	11%	10%	$2,170
EMEA	1,866	21%	13%	1,542	21%	8%	1,272
Asia Pacific	705	22%	17%	580	19%	10%	487

Total revenues	5,330	18%	14%	4,529	15%	9%	3,929

Expenses:
Software license updates and product support(1)	616	13%	9%	547	15%	9%	474
Stock-based compensation	2	*	*	—	*	*	—
Amortization of intangible assets	127	*	*	—	*	*	—

Total expenses	745	36%	32%	547	15%	9%	474

Total Margin	$4,585	15%	11%	$3,982	15%	9%	$3,455

Total Margin %	86%			88%			88%

% Revenues by Geography:
Americas	52%			53%			55%
EMEA	35%			34%			32%
Asia Pacific	13%			13%			13%

(1)	Excluding stock-based compensation
*	not meaningful

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, software license updates and product support revenues increased as a result of the renewal of a substantial majority of the subscription base eligible for renewal in the current year, the addition of software license updates and product support revenues associated with new software license revenues recognized in fiscal 2005, more timely contract renewals, as well as $258 million in revenues from the expansion of our customer base resulting from the acquisition of PeopleSoft. Excluding the effect of currency rate fluctuations, the Americas contributed 53% to the growth in software license updates and product support revenues, EMEA contributed 32% and Asia Pacific contributed 15%.

In connection with our purchase price allocation, we estimated the fair value of support obligations assumed in connection with business acquisitions made during fiscal 2005. Software license updates and product support revenue related to support contracts assumed in business acquisitions in the amount of $320 million, that would have been otherwise recorded by the acquired entities, was not recognized as revenue by Oracle in fiscal 2005. As customers renew these support contracts over the next year, we will recognize the full contract value over the support period.

Excluding the effect of currency rate fluctuations, software license updates and product support expenses increased primarily due to higher personnel costs associated with increased headcount, higher discretionary bonuses and facility expenses.

Stock-based compensation expense relates to the assumption of unvested PeopleSoft stock options in connection with the acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the acquisition of PeopleSoft.

The total software license updates and product support margin as a percentage of revenues decreased in fiscal 2005 primarily due to the amortization of intangible assets and stock-based compensation charges.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of currency rate fluctuations, software license updates and product support revenues in fiscal 2004 increased 9% as a result of the renewal of a substantial majority of the subscription base eligible for renewal in fiscal 2004, the addition of software license updates and product support revenues associated with new software license revenues recognized in fiscal 2004, as well as more timely contract renewals. Excluding the effect of currency rate fluctuations, the Americas contributed 57% to the growth in software license updates and product support revenues in fiscal 2004, EMEA contributed 30% and Asia Pacific contributed 13%.

Excluding the effect of currency rate fluctuations, software license updates and product support expenses increased in fiscal 2004 primarily due to the accrual of discretionary bonuses, as well as higher salary expenses due to increased headcount. The software license updates and product support margin as a percent of revenues remained flat as a result of higher revenues offset by increased salary and discretionary bonus expenses.

Services

Services consist of consulting, advanced product services and education.

Consulting:  Consulting revenues are earned by providing services to customers specializing in the design, implementation, deployment and upgrade of our database, middleware and applications software. The cost of providing consulting services consists primarily of personnel related expenditures.

	Year Ended May 31,
	2005	Percent Change		2004	Percent Change		2003
(Dollars in millions)		Actual	Constant		Actual	Constant
Consulting Revenues:
Americas	$956	11%	11%	$859	-14%	-15%	$999
EMEA	716	23%	15%	581	0%	-11%	583
Asia Pacific	138	-7%	-12%	149	-17%	-22%	179

Total revenues	1,810	14%	12%	1,589	-10%	-14%	1,761

Expenses:
Cost of services(1)	1,549	15%	11%	1,347	-8%	-13%	1,472
Stock-based compensation	6	*	*	—	*	*	—
Amortization of intangible assets	1	*	*	—	*	*	—

Total expenses	1,556	16%	11%	1,347	-8%	-13%	1,472

Total Margin	$254	5%	1%	$242	-16%	-19%	$289

Total Margin %	14%			15%			16%

% Revenues by Geography:
Americas	53%			54%			57%
EMEA	39%			37%			33%
Asia Pacific	8%			9%			10%

(1)	Excluding stock-based compensation
*	not meaningful

Fiscal 2005 Compared to Fiscal 2004:  Consulting revenues increased $258 million due to revenues earned by performing services under PeopleSoft consulting contracts, partially offset by a decline in consulting revenues earned from services rendered under Oracle consulting contracts. The decline in revenue from Oracle consulting contracts is due to a shift in the mix of resources to lower cost countries, which has resulted in a decrease in billing rates. Consulting revenues also declined as a result of our decision to work more closely with partners, who are performing a higher percentage of the implementations of our software. Excluding PeopleSoft related consulting revenues, the decline in consulting revenues in the Americas is primarily due to a decrease in the United States. We experienced higher attrition rates in the United States, which led to lower consulting headcount levels, resulting in a decline in billable hours and revenues. The decline in Asia Pacific consulting revenues was primarily due to a large consulting project in Japan, which was substantially completed at the end of fiscal 2004.

Excluding the effect of currency rate fluctuations, consulting expenses increased 11% primarily due to higher external contractor costs and personnel related expenditures due to higher headcount and revenue levels.

Stock-based compensation expense related to the assumption of unvested PeopleSoft stock options in connection with the acquisition.

The total consulting margin as a percentage of revenues was negatively affected as a result of additional consulting expenses attributed to headcount levels and external contractor related expenditures, as well as stock-based compensation charges.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of currency rate fluctuations, the decline in total consulting revenues in fiscal 2004 was primarily due to companies delaying or limiting technology spending and product implementations. Historically, consulting revenue growth rates have lagged new software license revenue growth rates by several quarters, as consulting services are typically provided after customers purchase software licenses. In addition, consulting revenues have declined due to soft demand for consulting implementation services, the increased use of partners, competitive pricing pressures that have led to higher discounts and the increased use of offshore resources that are billed at lower rates. The Americas contributed 57% to the decline in consulting revenues in fiscal 2004, EMEA contributed 27% and Asia Pacific contributed 16%.

Excluding the effect of currency rate fluctuations, the decline in consulting expenses is due primarily to a reduction of personnel related expenditures as a result of lower headcount and revenue levels, as well as the hiring of personnel in countries where personnel costs are lower than in the United States and certain European countries. The consulting margin as a percentage of revenues decreased slightly, as consulting revenues declined at a higher rate than consulting expenses.

Advanced Product Services:  Advanced product services are comprised of Oracle On Demand and advanced product support services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database, middleware and applications software. Advanced product support services are earned by providing customers configuration and performance analysis, personalized support and annual on-site technical services. The cost of providing advanced product services consists primarily of personnel related expenditures and hardware and facilities costs for Oracle On Demand.

	Year Ended May 31,
	2005	Percent Change		2004	Percent Change		2003
(Dollars in millions)		Actual	Constant		Actual	Constant
Advanced Product Services Revenues:
Americas	$165	18%	17%	$140	-7%	-7%	$150
EMEA	93	11%	3%	84	8%	-5%	78
Asia Pacific	41	21%	15%	34	17%	12%	29

Total revenues	299	16%	14%	258	0%	-4%	257

Cost of Services	253	17%	14%	216	19%	12%	182

Total Margin	$46	10%	6%	$42	-44%	-45%	$75

Total Margin %	15%			16%			29%

% Revenues by Geography:
Americas	55%			54%			59%
EMEA	31%			33%			30%
Asia Pacific	14%			13%			11%

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, advanced product services revenues increased primarily due to the expansion of our subscription base in Oracle On Demand services. Excluding the effect of currency rate fluctuations, the Americas contributed 72% to the increase in advanced product services revenues, EMEA contributed 12% and Asia Pacific contributed 16%.

Excluding the effect of currency rate fluctuations, total advanced product services expenses increased 14% primarily due to higher employee related expenditures related to increased headcount. The advanced product services margin as a percent of revenues decreased as expenses grew at a higher rate than revenues.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of currency rate fluctuations, advanced product support services revenues decreased in fiscal 2004 due to companies delaying or limiting technology spending. A portion of the decrease was also due to a de-emphasis of certain services. The decrease in advanced product support services revenues was offset by an increase in Oracle On Demand revenues. The Americas contributed 91% and EMEA contributed 40% to the decrease in advanced product services revenues in fiscal 2004, offset by higher revenues in Asia Pacific.

Excluding the effect of currency rate fluctuations, total advanced product services expenses increased primarily due to investments made in facilities and headcount to support current and future growth in our Oracle On Demand business. The decrease in the advanced product services margin as a percent of revenues in fiscal 2004 is due to lower advanced product support revenues and higher Oracle On Demand expenses.

Education:  Education revenues are earned by providing instructor led, media based and internet based training in the use of our database, middleware and applications software. Education expenses primarily consist of personnel related expenditures, facilities and external contractor costs.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Education Revenues:
Americas	$113	30%	29%	$87	-12%	-13%	$99
EMEA	108	9%	2%	99	3%	-8%	96
Asia Pacific	48	-9%	-13%	53	-16%	-20%	63

Total revenues	269	13%	10%	239	-7%	-13%	258

Expenses:
Cost of services(1)	224	8%	4%	207	-3%	-9%	214
Stock-based compensation	1	*	*	—	*	*	—

Total expenses	225	9%	11%	207	-3%	-13%	214

Total Margin	$44	38%	42%	$32	-27%	-32%	$44

Total Margin %	16%			13%			17%

% Revenues by Geography:
Americas	42%			36%			38%
EMEA	40%			42%			37%
Asia Pacific	18%			22%			25%

(1)	Excluding stock-based compensation
*	not meaningful

Fiscal 2005 Compared to Fiscal 2004:  Education revenues increased due to revenues related to PeopleSoft. Excluding the effect of currency rate fluctuations, the Americas contributed 127%, EMEA contributed 7%, while Asia Pacific contributed a negative 34% to the overall increase in education revenues.

Excluding the effect of currency rate fluctuations, the increase in education expenses is primarily due to fees paid to education partners that provide training to our customers.

The education margin as a percentage of revenues increased as revenues increased at a higher rate than expenses.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of currency rate fluctuations, the decline in education revenues is attributable to headcount reductions of information technology personnel across multiple industry sectors that have resulted in a continued reduction of the demand for technical product training. In addition, companies have delayed or limited technology spending. Education revenue growth rates have lagged new software license revenue growth rates by several quarters, as education services are typically provided after our customers purchase software licenses. The Americas contributed 39% to the decline in education revenues in fiscal 2004, EMEA contributed 23% and Asia Pacific contributed 38%.

Excluding the effect of currency rate fluctuations, education expenses decreased due to reductions in personnel and related expenditures. The education margin as a percentage of revenues decreased in fiscal 2004 as revenues declined at a higher rate than expenses.

Research and Development Expenses:  Research and development expenses consist primarily of personnel related expenditures. We intend to continue to invest significantly in our research and development efforts because, in our judgment, they are essential to maintaining our competitive position.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Research and Development:
Research and development(1)	$1,481	18%	17%	$1,254	8%	4%	$1,159
Stock-based compensation	10	*	*	—	*	*	—
Amortization of intangible assets	32	39%	39%	23	7%	7%	21

Total expenses	$1,523	19%	18%	$1,277	8%	6%	$1,180

Percent of Total Revenues	13%			13%			12%

(1)	Excluding stock-based compensation
*	not meaningful

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, research and development expenses increased in fiscal 2005 due to higher external contractor costs, as well as higher personnel and related expenditures related to the increase in headcount. In fiscal 2005, total research and development headcount increased by 2,656 employees or 25%. The database and middleware technology division has continued to hire engineers, resulting in a 6% headcount increase in fiscal 2005. Applications research and development headcount increased 45% in fiscal 2005 as a result of the hiring of former PeopleSoft engineers.

Stock-based compensation expense relates to the assumption of unvested PeopleSoft stock options in connection with the acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the acquisition of PeopleSoft.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of foreign currency rate fluctuations, research and development expenses increased in fiscal 2004 primarily due to an increase in discretionary bonus expenses. In fiscal 2004, research and development headcount increased 12% and 10% in the database and middleware technology division and applications development organizations, respectively. While total headcount increased from 9,429 to 11,436, salary expenses did not increase in proportion to the higher headcount because the hiring occurred in countries where personnel costs are significantly lower than in the United States.

General and Administrative Expenses:  General and administrative expenses primarily consist of personnel related expenditures for information technology, finance, legal and human resources support functions.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
General and Administrative:
General and administrative	$550	8%	6%	$508	15%	8%	$441

Percent of Total Revenues	5%			5%			5%

Fiscal 2005 Compared to Fiscal 2004:  Excluding the effect of currency rate fluctuations, general and administrative expenses increased 6% in fiscal 2005 as compared to the prior year corresponding period primarily due to higher discretionary bonuses and benefit expenses.

Fiscal 2004 Compared to Fiscal 2003:  Excluding the effect of foreign currency rate fluctuations, the increase in general and administrative expenses in fiscal 2004 was primarily attributed to discretionary bonus expenses, as well as costs associated with globalizing certain processes.

Amortization of Intangible Assets:  Amortization of intangible assets primarily represents purchased intangible assets associated with our acquisition of PeopleSoft, which will be amortized over a period of 5 to 10 years.

Amortization of intangible assets relate to the following intangible assets:

	Useful Life	Year Ended May 31,
(in millions)		2005	2004	2003
Software support agreements and related relationships	10 years	$88	$—	$—
Developed technology	5 years	86	36	43
Core technology	5 years	30	—	—
Customer relationships	10 years	10	—	—
Trademarks	7 years	5	—	—

Total amortization of intangible assets		$219	$36	$43

Acquisition Related Charges:  Acquisition related charges primarily consist of in-process research and development expenses, costs associated with our tender offer for PeopleSoft prior to the agreement date, stock-based compensation expenses, as well as personnel related costs for transitional employees who have been or will be terminated after the completion of the legal entity mergers or integration activities. Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options.

	Year Ended May 31,
(in millions)	2005	2004	2003
In-process research and development	$46	$—	$—
Transitional employee related costs	52	—	—
Stock-based compensation	47	—	—
Tender offer costs	63	54	—

Total acquisition related charges	$208	$54	$—

Restructuring:  Restructuring expenses primarily consist of Oracle employee severance costs and Oracle duplicate facility closures.

	Year Ended May 31,
(in millions)	2005	2004	2003
Severance costs	$126	$—	$—
Excess facilities	21	—	—

Total restructuring charges	$147	$—	$—

Interest Expense:  Interest expense increased in fiscal 2005 primarily due to borrowings in December 2004 of $9.2 billion under a $9.5 billion unsecured term loan agreement, which we repaid in various installments from February 2005 through May 2005. In the fourth quarter of fiscal 2005, we borrowed $2.0 billion under a commercial paper program and $700 million under a 364-day unsecured loan facility that are outstanding at May 31, 2005. Interest expense in fiscal 2004 included $5.5 million in commitment fees related to an unused $1.5 billion revolving credit facility that expired in December 2004 and additional interest associated with our $150 million senior notes that matured in February 2004.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Interest expense	$135	543%	543%	$21	31%	26%	$16

Non-Operating Income, net:  Non-operating income, net consists primarily of interest income, net foreign currency exchange gains (losses), net investment gains (losses) related to equity securities and the minority interest share in the net profits of Oracle Japan.

	Year Ended May 31,
		Percent Change			Percent Change
(Dollars in millions)	2005	Actual	Constant	2004	Actual	Constant	2003
Interest income	$185	57%	53%	$118	-9%	-13%	$129
Foreign currency gains (losses)	(14)	8%	3%	(13)	-263%	-286%	8
Net investment gains (losses) related to equity securities	2	-93%	-93%	29	*	*	(111)
Minority interest	(42)	14%	14%	(37)	12%	12%	(33)
Other	33	*	*	5	-38%	-23%	8

Total non-operating income, net	$164	61%	58%	$102	*	*	$1

*	not meaningful

The net increase in non-operating income in fiscal 2005 is primarily due to higher interest income earned resulting from higher average cash balances and slightly higher interest rates available in the capital markets. In fiscal 2005, the weighted average interest rate earned on cash, cash equivalents and marketable securities increased from 1.5% to 1.9%.

The net increase in non-operating income in fiscal 2004 as compared to fiscal 2003 is primarily due to higher net investment gains compared to a loss in fiscal 2003. In fiscal 2004, we recorded a gain of $35.4 million from the sale of all of our common stock in Liberate Technologies to a third-party for approximately $83.5 million. In fiscal 2003, we recorded impairment charges relating to other than temporary declines in the fair value of our investment in Liberate Technologies of $87.1 million. We concluded that our investment was other than temporarily impaired because our cost basis exceeded the publicly traded market value of the Liberate Technologies common stock for approximately six months. We also recognized $23.9 million of impairment losses related to our other investments, which included investments in privately held companies, venture funds and publicly traded companied. We determined that the decreases in the fair value of these investments were other than temporary based upon the financial condition and near term prospects of the underlying investees, changed in the market demand for technology being sold or developed by the underlying investees and our intent regarding providing future funding to the underlying investees.

Provision for Income Taxes:  The effective tax rate in all periods is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The provision for income taxes differs from the tax computed at the federal statutory income tax rate due primarily to state taxes and earnings considered as indefinitely reinvested in foreign operations. Future effective tax rates could be adversely affected if earnings are lower than anticipated in countries where we have lower statutory rates, by unfavorable changes in tax laws and regulations, or by adverse rulings in tax related litigation.

The effective tax rate was 28.8%, 32.0% and 32.6% in fiscal 2005, 2004 and 2003, respectively. The decrease in our effective tax rate in fiscal 2005 is primarily attributable to higher earnings in low tax rate jurisdictions. In addition, the effective tax rate was reduced by 0.6% due to the following items identified in the third and fourth quarters of fiscal 2005:

% of Effective Tax Rate
Acquisition and restructuring costs	(0.6)%
Dividend pursuant to the American Jobs Creation Act of 2004	(3.0)
Settlement of audits and expiration of statutes	3.2
True-up of estimated tax accruals upon filing of prior year tax returns	1.0

Total	0.6%

Acquisition and restructuring costs relate to non-deductible expenses resulting from in-process research and development charges and additional taxes associated with tender offer costs incurred from June 9, 2003 to December 12, 2004 for PeopleSoft that, upon acquisition in the third quarter of fiscal 2005, had to be capitalized into the basis of the stock for tax purposes. The dividend pursuant to the American Jobs Creation Act of 2004 represents federal and state tax accrued on the $3.1 billion dividend paid in May 2005 pursuant to this Act. The settlement of audits and expiration of statutes of limitation on assessments relates to the favorable settlement of several domestic and foreign audits and the expiration of statutes of limitation on assessments. The true-up of estimated tax accruals upon filing of prior year tax returns reflects a net favorable revision to estimated tax accruals upon filing fiscal 2004 tax returns.

We provide for United States income taxes on the earnings of foreign subsidiaries unless they are considered indefinitely reinvested outside of the United States. At May 31, 2005, the cumulative earnings upon which United States income taxes have not been provided were approximately $2.2 billion. If these earnings were repatriated to the United States, they would generate foreign tax credits that could reduce the federal tax liability associated with the foreign dividend. Assuming a full utilization of the foreign tax credits, the potential deferred tax liability for these earnings would be approximately $500 million. In May 2005, we repatriated $3.1 billion of the earnings of foreign subsidiaries in accordance with the American Jobs Creation Act of 2004 and recorded a federal tax expense of $118 million and a state tax expense (net of the federal tax benefit) of $3 million. We repatriated the maximum amount available for repatriation under the American Jobs Creation Act of 2004.

This distribution from previously indefinitely reinvested earnings does not change our position going forward that future earnings of certain of our foreign subsidiaries will be indefinitely reinvested.

Liquidity and Capital Resources

	As of and for the Fiscal Year Ended May 31,
(Dollars in millions)	2005	Change	2004	Change	2003
Working capital	$416	-94%	$7,064	39%	$5,069
Cash, cash equivalents and marketable securities	$4,802	-44%	$8,587	32%	$6,519
Cash provided by operating activities	$3,552	11%	$3,195	5%	$3,050
Cash provided by (used for) investing activities	$(5,753)	126%	$(2,548)	-385%	$895
Cash provided by (used for) financing activities	$1,884	243%	$(1,320)	-47%	$(2,481)

Working capital:  The decline in working capital in fiscal 2005 is primarily due to cash paid to acquire PeopleSoft and an increase in short-term borrowings.

Cash, cash equivalents and marketable securities:  Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less. Marketable securities primarily consist of commercial paper, corporate notes and Unites States government agency notes. Cash, cash equivalents and marketable securities include $3.1 billion held by our foreign subsidiaries, $2.2 billion of which we consider indefinitely reinvested outside of the United States. These earnings would be subject to United States income tax if repatriated to the United States. Assuming a full utilization of the foreign tax credits, the hypothetical deferred tax liability for these earnings would be $500 million.

Cash flows from operating activities:  Our largest source of operating cash flows is cash collections from our customers following the purchase and renewal of their software license updates and product support agreements. Payments from customers for software license updates and product support are generally received by the beginning of the contract term, which is generally one year in length. We also generate significant cash from new software license sales, and to a lesser extent, services. Our primary uses of cash from operating activities are for personnel related expenditures, payment of taxes, facilities and technology costs. Additionally in 2005, our cash flows from operations were affected by acquisition of assets and assumption of liabilities in connection with the acquisition of PeopleSoft.

Fiscal 2005 Compared to Fiscal 2004:  Cash flows from operating activities increased in fiscal 2005 primarily due to higher net income, excluding non-cash charges, and increases in non-acquisition related deferred revenues, partially offset by the payment of liabilities assumed in connection with the PeopleSoft acquisition.

Days sales outstanding, which is calculated by dividing period end accounts receivable by average daily sales for the quarter, was 56 at May 31, 2005 and 59 days at May 31, 2004. The days sales outstanding calculation excludes the adjustment to reduce software license updates and product support revenue related to adjusting the carrying value for deferred support revenues acquired, primarily from PeopleSoft, to its estimated fair value. The decline in days sales outstanding is due to more timely collections, as well as a shift in the mix of total revenues. Software license updates and product support revenues are generally billed one year in advance, while the revenues are recognized ratably over the annual contract period. Software license updates and product support revenues as a percentage of total revenues increased, resulting in higher cash collections and lower days sales outstanding.

Fiscal 2004 Compared to Fiscal 2003:  Cash flows from operating activities increased in fiscal 2004, primarily due to higher net income and the timing of income tax payments, partially offset by higher trade receivables.

Cash flows from investing activities:  The changes in cash flows from investing activities primarily relate to acquisitions and the timing of purchases and maturities of investments. We also use cash to invest in capital and other assets to support our growth.

Fiscal 2005 Compared to Fiscal 2004:  Cash used for investing activities increased in fiscal 2005 primarily due to cash paid to acquire PeopleSoft. The increase was partially offset by higher proceeds from maturities of marketable securities, net of purchases.

Fiscal 2004 Compared to Fiscal 2003:  Cash flows from investing activities decreased in fiscal 2004 due to higher purchases of marketable securities offset by lower capital expenditures. In fiscal 2003, we exercised an option under a master lease facility and purchased the leased properties for $168.3 million.

Cash flows from financing activities:  The changes in cash flows from financing activities primarily relate to payments made for stock repurchases, as well as borrowings and payments under debt obligations.

Our Board of Directors has approved a program to repurchase shares of our common stock to reduce the dilutive effect of our stock option and stock purchase plans. The Board has expanded the repurchase program several times by either increasing the authorized number of shares to be repurchased or by authorizing a fixed dollar amount expansion, most recently in October 2004. From the inception of the stock repurchase program in 1992 to May 31, 2005, a total of 1.8 billion shares have been repurchased for approximately $20.4 billion. At May 31, 2005, approximately $1.9 billion was available to repurchase shares of our common stock pursuant to the stock repurchase program. Cash flow from operations and existing cash balances were used to repurchase our common stock.

Fiscal 2005 Compared to Fiscal 2004:  We generated cash flow from financing activities in fiscal 2005 as a result of net borrowings of $2.7 billion primarily used to pay for the acquisition of PeopleSoft. In the third quarter of fiscal 2005, we borrowed $9.2 billion under a bridge loan to fund the acquisition of PeopleSoft and repaid the entire balance as of May 31, 2005 with cash flows from operations, proceeds from maturities and sale of marketable securities, the repatriation of foreign earnings and new borrowings. We borrowed $2.0 billion under a $3.0 billion commercial paper program and $700 million under a 364-day loan facility through a wholly-owned subsidiary in the fourth quarter of fiscal 2005.

Fiscal 2004 Compared to Fiscal 2003:  We incurred negative cash flows from financing activities in fiscal 2004 primarily as a result of common stock repurchases.

In fiscal 2004, we repaid our $150.0 million senior notes that matured in February 2004. In fiscal 1998, we entered into a forward contract to sell 36.0 million shares of our common stock at $4.42 per share plus accretion, subject to adjustments over time. The forward contract had a stated maturity of February 13, 2003 and was accounted for as an equity instrument. The forward contract collateralized our master lease facility that provided for the construction or purchase of up to $182.0 million of property and improvements leased by us. In fiscal 2003, we settled the forward contract with a cash payment of $166.3 million, which was recorded as a reduction to additional paid in capital.

Free cash flow:  We believe reporting free cash flow provides more visibility to our ability to generate cash. We believe that this measure is also useful to investors as one of the bases for comparing our operating performance with our competitors. Free cash flow is not a measure of financial performance under U.S. generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. We calculate free cash flows as follows:

	Year Ended May 31,
(Dollars in millions)	2005	Change	2004	Change	2003
Cash provided by operating activities	$3,552	11%	$3,195	5%	$3,050
Capital expenditures(1)	$(188)	-1%	$(189)	-35%	$(291)
Free cash flow	$3,364	12%	$3,006	9%	$2,759
Net income	$2,886	8%	$2,681	16%	$2,307
Free cash flow as a percent of net income	117%		112%		120%

(1)	Represents capital expenditures as reported in cash flows from investing activities in our consolidated statements of cash flows presented in accordance with U.S. generally accepted accounting principles.

Long-Term Customer Financing

We offer our customers the option to acquire our software and services through separate long-term payment contracts. We generally sell such contracts on a non-recourse basis to financial institutions. We record the transfers of amounts due from customers to financial institutions as sales of financial assets because we are considered to have surrendered control of these financial assets. In fiscal 2005, 2004 and 2003, $455.6 million, $356.6 million and $364.1 million or approximately 11%, 10% and 11%, respectively, of our new software license revenues were financed through our financing division.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our information within the context of our consolidated financial position, results of operations and cash flows. The following is a summary of our contractual obligations as of May 31, 2005:

	Year Ending May 31,
(in millions)	Total	2006	2007	2008	2009	2010	Thereafter
Balance Sheet Contractual Obligations:
Short-term borrowings(1)	$2,693	$2,693	$—	$—	$—	$—	$—
Principal payments on senior notes	150	—	150	—	—	—	—
Payable to PeopleSoft stockholders(2)	6	6	—	—	—	—	—
Notes payable	6	—	6	—	—	—	—

Total balance sheet contractual obligations	2,855	2,699	156	—	—	—	—
Other Contractual Obligations:
Interest payments on short-term borrowings(1)	32	32	—	—	—	—	—
Interest payments on senior notes(3)	14	8	6	—	—	—	—
Operating leases	660	157	134	102	85	66	116
Purchase obligations(4)	27	12	13	2	—	—	—
Funding commitments(5)	10	10	—	—	—	—	—

Total other contractual obligations	743	219	153	104	85	66	116

Total contractual obligations	$3,598	$2,918	$309	$104	$85	$66	$116

(1)	Short-term borrowings include approximately $2.0 billion in promissory notes under our commercial paper program with various maturities through September 2005 (weighted average effective interest rate of 3.13% at May 31, 2005) and borrowings under an unsecured $700 million loan facility due May 2006 (effective interest rate of 3.53% at May 31, 2005).

(2)	On January 7, 2005, we completed the merger of PeopleSoft and converted each remaining outstanding share of PeopleSoft common stock not tendered into a right to receive $26.50 per share in cash, without interest. As of May 31, 2005, $6 million remained payable to PeopleSoft stockholders who had not submitted their shares.

(3)	Represents estimated interest payments on our senior notes using an effective interest rate of 5.23% at May 31, 2005. We entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with our 6.91% senior notes so that the interest payable on the senior notes effectively becomes variable.

(4)	Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the payment.

(5)	Funding commitments relate to the maximum additional capital we may need to contribute toward our venture fund investments which are payable upon demand.

We believe that our current cash and cash equivalents, marketable securities and cash generated from operations will be sufficient to meet our working capital, capital expenditure, contractual obligations and investment needs. In addition, we believe we could fund other acquisitions with our internally available cash and investments, cash generated from operations, amounts available under our commercial paper program, additional borrowings or from the issuance of additional securities.

Quarterly Results of Operations

Quarterly revenues and expenses have historically been affected by a variety of seasonal factors, including sales compensation plans. These seasonal factors are common in the software industry. These factors have caused a decrease in our first quarter revenues as compared to revenues in the immediately preceding fourth quarter, which historically, has been the highest quarter. We expect this trend to continue in the first quarter of fiscal 2006. In addition, our European operations generally provide lower revenues in our first fiscal quarter because of the reduced economic activity in Europe during the summer.

The following table sets forth selected unaudited quarterly information for our last eight fiscal quarters. Revenues and expenses from PeopleSoft are included in our financial results beginning on December 29, 2004. We believe that all necessary adjustments, which consisted only of normal recurring adjustments, have been included in the amounts stated below to present fairly the results of such periods when read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 10-K. The sum of the quarterly financial information may vary from the annual data due to rounding.

	Fiscal 2005 Quarter Ended (Unaudited)
(in millions, except per share amounts)	August 31	November 30	February 28	May 31
Revenues	$2,215	$2,756	$2,950	$3,878
Gross profit	$1,180	$1,611	$1,495	$2,164
Operating income	$715	$1,131	$770	$1,407
Net income	$509	$815	$540	$1,022
Earnings per share—basic	$0.10	$0.16	$0.11	$0.20
Earnings per share—diluted	$0.10	$0.16	$0.10	$0.20

	Fiscal 2004 Quarter Ended (Unaudited)
(in millions, except per share amounts)	August 31	November 30	February 29	May 31
Revenues	$2,072	$2,498	$2,509	$3,076
Gross profit	$1,045	$1,375	$1,400	$1,881
Operating income	$616	$915	$927	$1,406
Net income	$440	$617	$635	$990
Earnings per share—basic	$0.08	$0.12	$0.12	$0.19
Earnings per share—diluted	$0.08	$0.12	$0.12	$0.19

Stock Options

Our stock option program is a key component of the compensation package we provide to attract and retain talented employees and align their interests with the interests of existing stockholders. We recognize that options dilute existing stockholders and have sought to control the number of options granted while providing competitive compensation packages. Consistent with these dual goals, our cumulative potential dilution over the last three full fiscal years has been less than 2.0% and has averaged 1.1% per year. The potential dilution percentage is calculated as the new option grants for the year, net of options forfeited by employees leaving the company, divided by the total outstanding shares at the beginning of the year. This maximum potential dilution will only result if all options are exercised. Many of these options, which have 10-year exercise periods, have exercise prices substantially higher than the current market price. At May 31, 2005, 24% of our outstanding stock options had exercise prices in excess of the current market price. Consistent with our historic practices, we do not expect that dilution from future grants before the effect of our stock repurchase program will exceed 1.5% per year for our ongoing business. Over the last 10 years, our stock repurchase program has more than offset the dilutive effect of our stock option program, however, we may reduce the level of our stock repurchases in the future as we may use our available cash to repay indebtedness. At May 31, 2005, the maximum potential dilution from all outstanding and unexercised option awards, regardless of when granted and regardless of whether vested or unvested and including options where the strike price is higher than the current market price, was 9.1%.

The Committee on Compensation and Management Development of the Board of Directors reviews and approves the organization-wide stock option grants to selected employees, all stock option grants to executive officers and any individual stock option grants in excess of 25,000 shares. A separate Plan Committee, which is an executive officer committee, approves individual stock option grants up to 25,000 shares to non-executive officers and employees.

Options granted from June 1, 2002 through May 31, 2005 are summarized as follows:

(Shares in millions)
Options outstanding at May 31, 2002	454
Options granted(1)	249
Options exercised	(157)
Forfeitures	(77)

Options outstanding at May 31, 2005	469

Average annualized options granted, net of forfeitures	46
Average annualized stock repurchases	168

Shares outstanding at May 31, 2005	5,145
Weighted average shares outstanding from June 1, 2002 through May 31, 2005	5,218

Options outstanding as a percent of shares outstanding at May 31, 2005	9.1%

In the money options outstanding (based on our May 31, 2005 stock price) as a percent of shares outstanding at May 31, 2005	6.9%

Average annualized options granted, net of forfeitures and before stock repurchases, as a percent of weighted average shares outstanding from June 1, 2002 through May 31, 2005	0.9%

Average annualized options granted, net of forfeitures and after stock repurchases, as a percent of average shares outstanding from June 1, 2002 through May 31, 2005	-2.3%

(1)	Includes 97 options assumed in connection with the PeopleSoft acquisition.

Generally, we grant stock options to our existing employees on an annual basis. During fiscal 2005, we made our annual grant of options and other grants to purchase approximately 42.6 million shares, which were partially offset by cancellations of options to purchase 24.6 million shares. In June 2005, we made our annual grant of stock options to employees of the company to purchase approximately 52.8 million shares.

As discussed in the Critical Accounting Policies, we expect to adopt Statement 123(R) on June 1, 2006 and expense stock-based compensation using the modified prospective method.

New Accounting Pronouncements

Share-Based Payment:  On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

•	Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We expect to adopt this new standard on June 1, 2006, using the modified prospective method.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from cash flow as it would have been reported under prior accounting rules.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)’s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Note 1 for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123.

Exchanges of Nonmonetary Assets:  On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004:  On December 21, 2004, the FASB issued Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. In the fourth quarter of fiscal 2005, we repatriated $3.1 billion of cumulative foreign earnings invested outside the United States. The additional income tax associated with this amount was $118 million.

Accounting Changes and Error Corrections:  On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Factors That May Affect Our Future Results or the Market Price of Our Stock

We operate in a rapidly changing economic and technological environment that presents numerous risks, many of which are driven by factors that we cannot control or predict. The following discussion, as well as that above of critical accounting policies and estimates, highlights some of these risks.

Economic, political and market conditions can adversely affect our revenue growth and profitability.  Our business is influenced by a range of factors that are beyond our control and that we have no comparative advantage in forecasting. These include:

•	the overall demand for enterprise computer software and services;

•	conditions in the high technology, telecommunications, financial services and manufacturing industry sectors;

•	governmental budgetary constraints or shifts in government spending priorities;

•	general economic and business conditions; and

•	general political developments, such as the war on terrorism.

Recovery in the global economic environment has been modest and uneven. A general weakening of the global economy, or a curtailment in government spending, could delay and decrease customer purchases. In addition, the war on terrorism and the potential for other hostilities in various parts of the world continue to contribute to a climate of economic and political uncertainty that could adversely affect our revenue growth and results of operations. These impacts generally fall most strongly on our sales of software licenses, and to a lesser extent, also affect our renewal rates for software license updates and product support.

We may fail to achieve our financial forecasts due to inaccurate sales forecasts or other factors.  Our revenues, and particularly our new software license revenues, are difficult to forecast, and as a result our quarterly operating results can fluctuate substantially. We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all proposals and estimate when a customer will make a purchase decision and the dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. Our pipeline estimates can prove to be unreliable both in a particular quarter or over a longer period of time, in part because the “conversion rate” of the pipeline into contracts can be very difficult to estimate. A variation in the conversion rate, or in the pipeline itself, could cause us to plan or budget incorrectly and adversely affect our business or results of operations. In particular, a slowdown in information technology spending or economic conditions generally can reduce the conversion rate in particular periods as purchasing decisions are delayed, reduced in amount or cancelled. The conversion rate can also be affected by the tendency of some of our customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms. In addition, we have limited experience regarding how the PeopleSoft pipeline will convert into actual sales. Because a substantial portion of our software license revenue contracts are completed in the latter part of a quarter, and our cost structure is largely fixed in the short term, revenue shortfalls tend to have a disproportionately negative impact on our profitability. A delay in even a small number of large software license transactions could cause our quarterly results to fall significantly short of our predictions.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance our existing products and services.  Rapid technological advances and evolving standards in computer hardware, software development and communications infrastructure, changing and increasingly sophisticated customer needs and frequent new product introductions and enhancements characterize the enterprise software market in which we compete. If we are unable to develop new products and services, or to enhance and improve our products and support services in a timely manner or to position and/or price our products and services to meet market demand, customers may not buy new software licenses or renew software license updates and product support. In addition, standards for network protocols, as well as other industry adopted and de facto standards for the internet, are rapidly evolving. We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively for business opportunities in emerging areas.

Following the PeopleSoft acquisition, we announced Project Fusion, a next generation platform planned to combine the best features, flows and usability traits of the Oracle and PeopleSoft applications. If we do not develop and release Project Fusion products within the anticipated time frames or if there is a delay in market acceptance of the combined product line, our applications business may be adversely affected.

There are specific risks remaining from the acquisition and integration of PeopleSoft.  We completed the acquisition of PeopleSoft in January 2005 and have substantially integrated PeopleSoft’s business operations into our global business operations as of June 2005. Despite this progress, we are still in the process of completing the integration and continue to face several integration-related risks, including:

•	we may have higher than anticipated costs in continuing support and development of acquired PeopleSoft products;

•	we may not realize the anticipated increase in our revenues if a larger than predicted number of PeopleSoft customers decline to renew software license updates and product support;

•	we may disrupt PeopleSoft’s indirect sales channel network as a result of aligning our business practices;

•	our operations could be disrupted if we fail to adequately retain and motivate the combined employee base;

•	until we combine the PeopleSoft and Oracle applications we will have multiple and overlapping product lines that may be offered, priced and supported differently, which could cause customer confusion and delays;

•	we may lose anticipated tax benefits or have additional legal or tax exposures if we have prematurely or improperly combined local entities;

•	goodwill may become impaired and we may incur material charges relating to that impairment; and

•	there may be other unknown liabilities associated with PeopleSoft’s acquisition and integration of J.D. Edwards and our acquisition and integration of PeopleSoft.

PeopleSoft’s Customer Assurance Program may expose us to substantial liabilities if triggered.  In June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP”. The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of its acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should Oracle fail to take certain business actions for a fixed period of time subsequent to the acquisition. The payment obligation is fixed at an amount generally between two and five times the license and first year support fees paid to PeopleSoft in the applicable license transaction. This purported obligation was not reflected as a liability on PeopleSoft’s balance sheet as PeopleSoft concluded that it could be triggered only following the consummation of an acquisition. PeopleSoft used six different standard versions of the CAP over the 18-month period commencing June 2003. PeopleSoft ceased using the CAP on December 29, 2004, the date on which we acquired our controlling interest in PeopleSoft. We have concluded that, as of the date of the acquisition, the penalty provisions under the CAP represent a contingent liability of Oracle. The aggregate potential CAP obligation as of May 31, 2005 was $3.5 billion. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP.

In addition, while no assurance can be given as to the ultimate outcome of litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms. While we have taken extensive steps to assure customers that we intend to continue developing and supporting the PeopleSoft line of products, we cannot assure you that PeopleSoft customers will not assert claims for CAP payments.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.  An active acquisition program is an important element of our corporate strategy, and we expect to continue to acquire companies, products, services and technologies. Risks we may encounter in acquisitions include:

•	the acquisition may not further our business strategy, or we may pay more than it is worth;

•	we may have difficulty incorporating the acquired technologies or products with our existing product lines and maintaining uniform standards, controls, procedures and policies;

•	our relationship with current and new employees, customers and distributors could be impaired;

•	our due diligence process may fail to identify technical problems, such as issues with the company’s product quality or product architecture;

•	we may face contingencies related to product liability, intellectual property, financial disclosures and accounting practices or internal controls;

•	the acquisition may result in litigation from terminated employees or third parties;

•	our ongoing business may be disrupted and our management’s attention may be diverted by transition or integration issues; and

•	we may be unable to obtain timely approvals from governmental authorities under competition and antitrust laws.

These factors could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or number of acquisitions.

While we have generally paid for acquisitions in cash, to the extent that we issue equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

We may need to change our pricing models to compete successfully.  The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would be likely to reduce margins and could adversely affect operating results. Our software license updates and product support fees are generally priced as a percentage of our new license fees. Our competitors may offer a lower percentage pricing on product updates and support, which could put pressure on us to further discount our new license prices. Any broadly-based changes to our prices and pricing policies could cause new software license and services revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products. In addition, if we do not adapt our pricing models to reflect changes in customer use of our products, our new software license revenues could decrease. Additionally, increased distribution of applications through application service providers may reduce the average price for our products or adversely affect other sales of our products, reducing new software license revenues unless we can offset price reductions with volume increases or lower spending.

We may be unable to compete effectively in a range of markets within the highly competitive software industry.  Many vendors develop and market databases, internet application server products, application development tools, business applications, collaboration products and business intelligence products that compete with our offerings. In addition, several companies offer business outsourcing as a competitive alternative to buying software. Some of these competitors have greater financial or technical resources than we do. Also, our competitors who offer business applications and application server products may influence a customer’s purchasing decision for the underlying database in an effort to persuade potential customers not to acquire our products. We could lose market share if our competitors introduce new competitive products, add new functionality, acquire competitive products, reduce prices or form strategic alliances with other companies. We may also face increasing competition from open source software initiatives, in which competitors may provide software and intellectual property free. Existing or new competitors could gain market share in any of our markets at our expense.

Our periodic sales force restructurings can be disruptive.  We continue to rely heavily on our direct sales force. We have in the past restructured or made other adjustments to our sales force in response to management changes, product changes, performance issues and other internal considerations. We recently made some adjustments to focus our sales force separately on our database management software or applications software products and to simplify our coverage model. Also, in conjunction with the integration of PeopleSoft we are modifying our applications coverage model and sales and consulting management. In addition, we have recently made some adjustments to our consulting sales force organization in North America. In the past, sales force restructurings have generally resulted in a temporary lack of focus and reduced productivity; these effects could recur in connection with future restructurings and our revenues could be negatively affected.

Disruptions of our indirect sales channel could affect our future operating results.  Our indirect channel network is comprised primarily of resellers, system integrators/implementers, consultants, education providers, internet service providers, network integrators and independent software vendors. Our relationships with these channel participants are important elements of our marketing and sales efforts. Our financial results could be adversely affected if our contracts with channel participants were terminated, if our relationships with channel participants were to deteriorate, if any of our competitors enter into strategic relationships with or acquire a significant channel participant or if the financial condition of our channel participants were to weaken. There can be no assurance that we will be successful in maintaining, expanding or developing our relationships with channel participants. If we are not successful, we may lose sales opportunities, customers and market share.

Charges to earnings resulting from past acquisitions may adversely affect our operating results.  Under purchase accounting, we allocate the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Going forward, the following factors could result in material charges that would adversely affect our results:

•	impairment of goodwill;

•	charges for the amortization of identifiable intangible assets and for stock-based compensation;

•	accrual of newly identified pre-merger contingent liabilities, in which case the related charge could be required to be included in earnings in the period in which the accrual is determined to the extent it is identified subsequent to the finalization of the purchase price allocation; and

•	charges to income to eliminate certain Oracle pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.

We expect to continue to incur additional costs associated with combining the operations of our previously acquired companies, principally PeopleSoft, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated amortization of deferred equity compensation and severance payments, reorganization of closure of facilities, relocation and disposition of excess equipment and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.  We derive a substantial portion of our revenues, and have significant operations, outside of the United States. Our international operations include software development, sales, customer support and shared administrative service centers, and we plan to expand these international operations, including in China and India. We are subject to a variety of risks, including those related to general economic conditions in each country or region, political unrest, terrorism and the potential for other hostilities, particularly in areas in which we have facilities. We face difficulty in managing an organization operating in various countries, which can entail longer payment cycles and difficulties in collecting accounts receivable, overlapping tax regimes, fluctuations in currency exchange rates, difficulties in transferring funds from certain countries and reduced protection for intellectual property rights in some countries. We must comply with a variety of international laws and regulations, including trade restrictions, local labor ordinances, changes in tariff rates and import and export licensing requirements. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

We may experience foreign currency gains and losses.  We conduct a portion of our business in currencies other than the United States dollar. Our revenues and operating results are adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. Changes in the value of major foreign currencies, particularly the Euro, Japanese Yen and British Pound relative to the United States dollar positively affected revenues and operating results in fiscal 2005 and 2004, and if the dollar strengthens relative to other currencies in the future, our revenues and operating results will be adversely affected.

Our foreign currency transaction gains and losses, primarily related to sublicense fees and other agreements among us and our subsidiaries and distributors, are charged against earnings in the period incurred. We enter into foreign exchange forward contracts to hedge certain transaction and translation exposures in major currencies, but we will continue to experience foreign currency gains and losses in certain instances where it is not possible or cost effective to hedge foreign currencies.

Oracle On Demand may not be successful.  We offer outsourcing services for our products through three core offerings: Oracle E-Business Suite On Demand, Oracle Collaboration Suite On Demand and Oracle Technology On Demand, delivered either at Oracle or at a customer designated location. We have also announced that we intend to extend Oracle On Demand offerings to our PeopleSoft products. Our Oracle On Demand business model is rapidly evolving and we may not be able to compete effectively or generate significant revenues. This business is subject to a variety of risks including:

•	demand for these services may not meet our expectations;

•	we may not be able to operate this business at an acceptable profit level;

•	we manage critical customer applications, data and other confidential information through Oracle On Demand and thus would face increased exposure to significant damage claims in the event of system failures or inadequate disaster recovery or misappropriation of customer confidential information;

•	we may face regulatory exposure in certain areas such as data privacy, data security and export compliance, as well as workforce reduction claims as a result of customers transferring their information technology functions to us;

•	the laws and regulations applicable to hosted service providers are unsettled, particularly in the areas of privacy and security and use of offshore resources; changes in these laws could affect our ability to provide services from or to some locations and could increase both the cost and risk associated with providing the services; and

•	our demand offerings may require large fixed costs such as for data centers, computers, network infrastructure and security.

We may be unable to hire enough qualified employees or we may lose key employees.  We rely on the continued service of our senior management and other key employees and the hiring of new qualified employees. In the software industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may experience increased compensation costs that are not offset by either improved productivity or higher prices. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel. With rare exceptions, we do not have long-term employment or non-competition agreements with our employees. Members of our senior management team have left Oracle over the years for a variety of reasons, and we cannot assure you that there will not be additional departures, which may be disruptive to our operations.

Part of our total compensation program includes stock options. If our stock price performs poorly it may adversely affect our ability to retain or attract key employees. In addition, because we will be required to treat all stock-based compensation as an expense beginning in fiscal 2007, we may change both our cash and stock-based compensation practices. Some of the changes we are considering or have already implemented include the reduction in the number of employees granted options, a reduction in the number of options granted, the reduction of benefits under the employee stock purchase plan and a change to alternative forms of stock-based compensation. Any changes in our compensation practices or changes made by competitors could affect our ability to retain and motivate existing personnel and recruit new personnel.

We might experience significant errors or security flaws in our products and services.  Despite testing prior to their release, software products frequently contain errors or security flaws, especially when first introduced or when new versions are released. Errors in our software products could affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance of our products. If we experience errors or delays in releasing new products or new versions of products, we could lose revenues. In addition, we run our own business operations, Oracle On Demand, and other outsourcing, support and consulting services, on our products and networks and any security flaws, if exploited, could affect our ability to conduct business operations. End users, who rely on our products and services for applications that are critical to their businesses, may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally. Software product errors and security flaws in our products or services could expose us to product liability, performance and/or warranty claims as well as harm our reputation, which could impact our future sales of products and services. The detection and correction of any security flaws can be time consuming and costly.

We may not receive significant revenues from our current research and development efforts for several years, if at all.  Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. In fiscal 2005, our research and development expenses were $1.5 billion, or 13% of our total revenues. Our plans for fiscal 2006 include significant investments in software research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years if at all.

We may not be able to protect our intellectual property.  We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Third parties may claim we infringe their intellectual property rights.  We periodically receive notices from others claiming we are infringing their patent or other intellectual property rights. We expect the number of such claims will increase as the number of products and competitors in our industry segments grows, the functionality of products overlap, and the volume of issued software patents and patent applications continues to increase. Responding to any infringement claim, regardless of its validity, could:

•	be time-consuming, costly and/or result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected. A patent infringement case, which has reached the motion stage, is discussed in Note 22 of Notes to Consolidated Financial Statements.

Our sales to government clients subject us to risks including early termination, audits and investigations.  We derive a substantial portion of our revenues from contracts with the United States government, state and local governments and their respective agencies, who may terminate most of these contracts at any time, without cause.

There is increased pressure for governments and their agencies, both domestically and internationally, to reduce spending. Our federal government contracts are subject to the approval of appropriations being made by the United States Congress to fund the expenditures under these contracts.

Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business. If we were assessed any penalties or sanctions, our business and operating results could be adversely affected.

Business disruptions could affect our operating results.  A significant portion of our research and development activities and certain other critical business operations are concentrated in a few geographic areas. We are a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services, including Oracle On Demand. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result our future operating results could be materially and adversely affected.

We may have exposure to additional tax liabilities.  As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.

In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Our intercompany transfer prices are currently being reviewed by the IRS and by foreign tax jurisdictions and will likely be subject to additional audits in the future. We previously negotiated two Advance Pricing Agreements with the IRS that cover many of our intercompany transfer prices and preclude the IRS from making a transfer pricing adjustment within the scope of these agreements. The agreements, however, are only effective for fiscal years through May 31, 2001, do not cover all elements of our transfer pricing and do not bind tax authorities outside the United States. We are currently negotiating bilateral and unilateral Advance Pricing Agreements to cover periods beyond June 1, 2001.

Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes and may have exposure to additional non-income tax liabilities.

Our stock price could become more volatile and your investment could lose value.  All of the factors discussed in this section could affect our stock price. The timing of announcements in the public market regarding new products, product enhancements or technological advances by our competitors or us, and any announcements by us of acquisitions, major transactions, or management changes could also affect our stock price. Our stock price is subject to speculation in the press and the analyst community, changes in recommendations or earnings estimates by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, and market trends unrelated to our performance. A significant drop in our stock price could also expose us to the risk of securities class actions lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.    Based on our intentions regarding our investments, we classify our investments as either held-to-maturity or available-for-sale. Held-to-maturity investments are reported on the balance sheet at amortized cost. Available-for-sale securities are reported at market value. Auction rate securities, which are classified as available-for-sale, are reported on the balance sheet at par value, which equals market value, as the rate on such securities re-sets generally every 7 to 28 days. As a majority of our investments are held-to-maturity, interest rate movements do not affect the balance sheet valuation of the fixed income investments. Changes in the overall level of interest rates affect our interest income that is generated from our investments. For fiscal 2005, total interest income was $184.6 million with investments yielding an average 1.93% on a worldwide basis. This interest rate level was up approximately 47 basis points from 1.46% in fiscal 2004. If overall interest rates fell by a similar amount (47 basis points) in fiscal 2006, our interest income would decline approximately $48.9 million, assuming consistent investment levels.

Table of Investment Securities:

The table below presents the cash, cash equivalent and marketable securities balances, related weighted average interest rates and maturities for our investment portfolio at May 31, 2005. The cash, cash equivalent and marketable securities balances approximate fair value at May 31, 2005:

(Dollars in millions)	Amortized Principal Amount	Weighted Average Interest Rate
Cash and cash equivalents	$3,894	2.32%
Marketable securities (within 1 year)	908	0.77%
Marketable securities (1–2 years)	12	3.53%

Total cash, cash equivalents and marketable securities	$4,814	2.03%

The table above includes the United States dollar equivalent of cash, cash equivalents and marketable securities, a portion of which is denominated in foreign currencies as shown below. See discussion of our foreign currency risk below for a description of how we hedge net assets of certain international subsidiaries from foreign currency exposure.

(in millions)	Amortized Principal Amount at May 31, 2005
Japanese Yen	$807
Euro	416
UK Pound	214
Chinese Renminbi	189
Canadian Dollar	180
Australian Dollar	94
South African Rand	88
Other currencies	861

Total cash, cash equivalents and marketable securities denominated in foreign currencies	$2,849

Interest Expense Rate Risk.    On April 7, 2005, we introduced a commercial paper program with an authorized maximum outstanding amount of $3 billion. As of May 31, 2005, $2.0 billion of commercial paper remained outstanding (effective weighted-average interest rate of 3.13%). A 1/2% change in interest rates would increase or decrease interest expense by $10.0 million annually.

On May 20, 2005, a wholly-owned subsidiary of Oracle borrowed $700 million under an unsecured 364-day term loan agreement (OTC Loan Facility). Borrowings under the OTC Loan Facility bear interest at a rate per annum equal to a rate based on the London interbank offered rate from time to time plus a margin, which fluctuates based upon the ratings assigned from time to time by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services to our senior unsecured long-term debt. As of May 31, 2005, the effective interest rate on our OTC Loan Facility was 3.53%. A 1/2% change in interest rates would increase or decrease interest expense by $3.5 million annually.

We have $150 million in 6.91% senior notes due in February 2007. In February 2002, we entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with these senior notes so that the interest payable on the senior notes effectively becomes variable based on the three month LIBOR set quarterly until maturity. The notional amount of the interest rate swap and the termination date match the principal amounts and maturity date of the outstanding senior notes. Our interest rate swap reduced the effective interest rate on our 6.91% senior notes to 5.23% as of May 31, 2005. The fair value of the interest rate swap was $3.1 million at May 31, 2005 and is included in other assets in the accompanying consolidated balance sheets.

Foreign Currency Transaction Risk.  We transact business in various foreign currencies and have established a program that primarily utilizes foreign currency forward contracts to offset the risk associated with the effects of certain foreign currency exposures. Under this program, increases or decreases in our foreign currency exposures are offset by gains or losses on the forward contracts, to mitigate the possibility of foreign currency transaction gains or losses. These foreign currency exposures typically arise from intercompany sublicense fees and other intercompany transactions. Our forward contracts generally have terms of 90 days or less. We do not use forward contracts for trading purposes. All outstanding foreign currency forward contracts (excluding our Yen equity hedge described below) are marked to market at the end of the period with unrealized gains and losses included in non-operating income, net. Our ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature. Net foreign exchange transaction losses included in non-operating income, net in the accompanying consolidated statements of operations were $27.2 million, $20.9 million and $1.0 million in fiscal 2005, 2004 and 2003, respectively. The fair values of foreign currency forward contracts were not individually significant and approximated $0.2 million and $(0.7) million as of May 31, 2005 and 2004. These amounts are included in other assets in the accompanying consolidated balance sheets.

The table below presents the notional amounts (at contract exchange rates) and the weighted average contractual foreign currency exchange rates for the outstanding forward contracts as of May 31, 2005. Notional weighted average exchange rates are quoted using market conventions where the currency is expressed in currency units per United States dollar. All of our forward contracts mature in 30 days or less as of May 31, 2005.

Table of Forward Contracts:

United States Dollar Foreign Exchange Contracts

(Dollars in millions)	Exchange Foreign Currency for U.S. Dollars (Notional Amount)	Exchange U.S. Dollars for Foreign Currency (Notional Amount)	Notional Weighted Average Exchange Rate
Functional Currency:
Australian Dollar	$9.1	$—	0.76
Chinese Renminbi	122.6	—	8.25
Columbian Peso	2.9	—	2345.00
Euro	25.3	—	1.25
Indian Rupee	52.6	—	43.67
Israeli Shekel	15.2	—	4.40
Japanese Yen	72.7	2.2	107.90
Korean Won	20.5	—	1003.00
New Zealand Dollar	5.6	—	0.71
Philippine Peso	17.3	—	54.57
Saudi Arabian Riyal	29.2	—	3.75
Singapore Dollar	2.5	—	1.66
Swedish Krona	1.5	—	7.34
South African Rand	4.0	—	6.63
Taiwan Dollar	6.0	—	31.34
Thai Baht	5.9	1.0	40.37

Total	$392.9	$3.2

Euro Foreign Exchange Contracts

(Euros in millions)	Exchange Foreign Currency Euros (Notional Amount)	Exchange Euros for Foreign Currency (Notional Amount)	Notional Weighted Average Exchange Rate
Functional Currency:
Swiss Franc	€8.2	€—	1.55
Danish Krone	3.1	—	7.44
British Pound	38.5	—	0.69
Israeli Shekel	3.4	—	5.51
Norwegian Kroner	3.6	—	7.99
Swedish Krona	6.0	—	9.20
United States Dollar	2.4	—	1.25
South African Rand	10.4	—	8.32

Total	€75.6	€—

Net Investment Risk.  Periodically, we hedge the net assets of certain international subsidiaries (net investment hedges) using foreign currency forward contracts to offset the translation and economic exposures related to our investments in these subsidiaries. We measure the ineffectiveness of net investment hedges by using the changes in spot exchange rates because this method reflects our risk management strategies, the economics of those strategies in our financial statements and better manages interest rate differentials between different countries. Under this method, the change in fair value of the forward contract attributable to the changes in spot exchange rates (the effective portion) is reported in stockholders’ equity to offset the translation results on the net investments. The remaining change in fair value of the forward contract (the ineffective portion) is recognized in non-operating income, net.

Net losses on investment hedges reported in stockholders’ equity were $23.1 million, $38.4 million and $44.7 million in fiscal 2005, 2004 and 2003, respectively. Net gains on investment hedges reported in non-operating income, net were $13.6 million, $7.5 million and $8.9 million in fiscal 2005, 2004 and 2003, respectively.

At May 31, 2005, we had one net investment hedge in Japanese Yen. The Yen investment hedge minimizes currency risk arising from net assets held in Yen as a result of equity capital raised during the initial public offering and secondary offering of Oracle Japan. The fair value of our Yen investment hedge was $0.5 million and $1.4 million as of May 31, 2005 and 2004. The Yen investment hedge has a notional amount of $615.5 million and an exchange rate of 107.23 Yen for United States dollar.

Item 8.	Financial Statements and Supplementary Data

The response to this item is submitted as a separate section of this Form 10-K. See Item 15.

Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our Disclosure Committee and our management, including the Chief Executive Officer and the Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting. We also perform a separate annual evaluation of internal control over financial reporting for the purpose of providing the management report below.

The evaluation of our disclosure controls included a review of their objectives and design, the Company’s implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. In the course of the controls evaluation, we reviewed data errors or control problems identified and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our Chief Executive Officer and Interim Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by both our internal audit and finance organizations. The overall goals of these various evaluation activities are to monitor our disclosure controls and to modify them as necessary. We intend to maintain the disclosure controls as dynamic systems that we adjust as circumstances merit.

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial

Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of May 31, 2005 based on the guidelines established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have excluded from our evaluation the internal control over financial reporting of PeopleSoft, Inc., which we acquired on December 29, 2004. As of and for the period from December 29, 2004 through May 31, 2005, total assets and total revenues subject to PeopleSoft, Inc.’s internal control over financial reporting represented 7% and 6% of the Company’s consolidated total assets and total revenues as of and for the fiscal year ended May 31, 2005. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2005. We reviewed the results of management’s assessment with our Finance and Audit Committee.

Management’s assessment of the effectiveness of our internal control over financial reporting as of May 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part IV, Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that was conducted during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company’s management, including our Chief Executive Officer and Interim Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B.	Other Information

None

PART III

Item 10.	Directors and Executive Officers of the Registrant

The information required by this Item with respect to the directors and compliance with Section 16(a) of the Securities and Exchange Act is incorporated by reference from the information provided under the headings “Board of Directors” and “Section 16(a) Beneficial Ownership Reporting Compliance,” respectively, contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our Annual Meeting of Stockholders to be held on October 10, 2005.

The information required by this Item with respect to our executive officers is contained in Item 1 of Part I of this Annual Report under the heading “Executive Officers of the Registrant.”

The information required by this Item with respect to our audit committee members and our audit committee financial experts is incorporated herein by reference from the information provided under the heading “The Finance and Audit Committee” of our Proxy Statement.

The information required by this Item with respect to our code of business ethics is incorporated herein by reference from the information provided under the heading “Statement on Corporate Governance—Employee Matters” of our Proxy Statement.

The information required by this Item with respect to material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors is incorporated herein by reference from the information provided under the heading “The Nomination and Governance Committee” of our Proxy Statement.

Item 11.	Executive Compensation

The information required by this Item is incorporated by reference from the information provided under the heading “Executive Compensation” of our Proxy Statement. The information specified in Item 402 (k) and (l) of Regulation S-K and set forth in our Proxy Statement is not incorporated herein by reference.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

	May 31, 2005
	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by stockholders	407,919,937	$11.85	528,187,763	(2)
Equity compensation plans not approved by stockholders(3)	6,750	$1.26	—
Equity compensation plans not approved by stockholders(4)	61,047,282	$12.40	—

Total	468,973,969		528,187,763

(1)	These numbers exclude the shares listed under the column heading “Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.”

(2)	This number includes 92,041,541 shares available for future issuance under the Oracle Corporation Employee Stock Purchase Plan (1992).

(3)	These options were assumed in connection with two acquisitions in fiscal 1997 and 1998. No additional awards were or can be granted under the plans that originally issued these options.

(4)	These options were assumed in connection with the PeopleSoft acquisition in fiscal 2005. No additional awards were or can be granted under the plans that originally issued these options.

Information required by this Item with respect to Stock Ownership of Certain Beneficial Owners and Management is incorporated herein by reference from the information provided under the heading “Security Ownership of Certain Beneficial Owners and Management” of our Proxy Statement.

Item 13.	Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference from the information provided under the heading “Related Party Transactions” of our Proxy Statement.

Item 14.	Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference from the information provided under the heading “Ratification of Selection of Independent Registered Public Accounting Firm” of our Proxy Statement.

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a)1.	Financial Statements

The following financial statements were filed as a part of this report when it was initially filed on July 1, 2005:

(a)2.	Financial Statement Schedules

The following financial statement schedule was filed as a part of this report when it was initially filed on July 1, 2005:

II Valuation and Qualifying Accounts	102

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(b)	Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC.

Exhibit Number		Exhibit Title
2.01	(1)	Agreement and Plan of Merger dated December 12, 2004 among Oracle Corporation, Pepper Acquisition Corp. and PeopleSoft, Inc.

3.01	(2)	Restated Certificate of Incorporation filed with the Delaware Secretary of State on January 11, 2000

3.02	(3)	Oracle Bylaws, as adopted on October 30, 1986, and amendments dated January 13, 1989 and December 3, 1990

3.04	(3)	Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 5, 2000

3.05	(4)	Certificate of Designations, Series B Preferred Stock dated as of April 25, 2005

4.01	(5)	Indenture between Oracle Corporation and State Street Bank and Trust Company of California, N.A., dated February 24, 1997

4.02	(6)*	Oracle Corporation 1993 Deferred Compensation Plan, as amended and restated as of November 15, 2000

4.03	(7)	Amended and Restated Preferred Shares Rights Agreement, dated as of March 31, 1998

4.04	(8)	Amendment Number One to the Amended and Restated Preferred Shares Rights Agreement, dated March 22, 1999

4.05	(9)	Specimen Certificate of Registrant’s Common Stock

Exhibit Number		Exhibit Title
10.01	(6)*	Oracle Corporation Employee Stock Purchase Plan (1992), as amended and restated as of March 22, 2002

10.02	(10)*	Oracle Corporation Amended and Restated 1993 Directors’ Stock Plan, as amended through August 26, 2003

10.04	(11)*	The 1991 Long-Term Equity Incentive Plan, as amended through October 18, 1999

10.05	(12)*	Amendment to the 1991 Long-Term Equity Incentive Plan, dated January 7, 2000

10.06	(13)*	Amendment to the 1991 Long-Term Equity Incentive Plan, dated June 2, 2000

10.07	(14)*	Amended and Restated 2000 Long-Term Equity Incentive Plan, as approved on October 29, 2004

10.08	(15)*	Form of Stock Option Agreements for the 2000 Long-Term Equity Incentive Plan

10.09	(15)*	Form of Stock Option Agreement for Oracle Corporation Amended and Restated 1993 Directors’ Stock Plan

10.10	(15)*	Form of Indemnification Agreement for Directors and Executive Officers

10.11	(15)*	Letter dated September 15, 2004 confirming severance arrangement contained in Offer Letter dated May 14, 2003 to Charles E. Phillips, Jr. and employment agreement dated May 15, 2003

10.12	(15)*	Offer letter dated July 9, 2004 to Harry L. You and employment agreement dated September 16, 2004

10.13	(15)*	Offer letter dated September 7, 2004 to Juergen Rottler and employment agreement dated September 3, 2004

10.14	(14)*	Description of the Fiscal Year 2005 Executive Bonus Plan

10.15	(16)*	Form of Executive Bonus Plan Agreement for the Oracle Executive Bonus Plan, Non-Sales

10.16	(16)*	Form of Executive Bonus Plan Agreement for the Oracle Executive Bonus Plan, Sales and Consulting

10.17	(16)*	Oracle Corporation 1993 Deferred Compensation Plan, as amended and restated as of November 14, 2003

10.18	(17)	364-Day Term Loan Agreement dated December 28, 2004

10.19	(18)	$3,000,000,000 364-Day Revolving Credit Agreement dated March 18, 2005

10.20	(19)	Form of Dealer Agreement for $3,000,000,000 Commercial Paper Program

10.21	(19)	Issuing and Paying Agency Agreement dated March 23, 2005

10.22	(20)	$700,000,000 Facility Agreement dated May 20, 2005, between Oracle Technology Company and ABN AMRO Bank N.V.

10.23	(21)	Guaranty dated May 20, 2005, by Oracle Corporation for the benefit of ABN AMRO Bank N.V.

10.24	(22)*	Offer letter dated June 20, 2005 to Gregory B. Maffei and employment agreement dated June 21, 2005

16.01	(23)	Letter from Ernst & Young LLP dated May 12, 2005

21.01	(24)	Subsidiaries of the Registrant

23.01		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit Number	Exhibit Title
31.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Lawrence J. Ellison

31.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Safra A. Catz

32.01	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
*	Indicates management contract or compensatory plan or arrangement

(1)	Incorporated by reference to the Form 8-K filed on December 14, 2004

(2)	Incorporated by reference to the Form 10-Q filed on January 14, 2000

(3)	Incorporated by reference to the Form 10-K filed on August 28, 2000

(4)	Incorporated by reference to Item 10.22 of the Form 8-K filed on April 25, 2005

(5)	Incorporated by reference to the Form 10-K filed on June 24, 2003

(6)	Incorporated by reference to the Form 10-K filed on July 29, 2002

(7)	Incorporated by reference to the Form 8-A/A filed on March 31, 1998

(8)	Incorporated by reference to the Form 8-A/A filed on March 22, 1999

(9)	Incorporated by reference to the Form 10-K filed on August 10, 2001

(10)	Incorporated by reference to the Form 10-Q filed on December 18, 2003

(11)	Incorporated by reference to Item 10.11 of the Form 10-Q filed on January 14, 2000

(12)	Incorporated by reference to Item 10.09 of the Form 10-K filed on August 28, 2000

(13)	Incorporated by reference to Item 10.10 of the Form 10-K filed on August 28, 2000

(14)	Incorporated by reference to the Form 8-K filed on November 4, 2004

(15)	Incorporated by reference to the Form 10-Q filed on September 17, 2004

(16)	Incorporated by reference to the Form 10-Q filed on December 22, 2004

(17)	Incorporated by reference to the Form 8-K filed on January 3, 2005

(18)	Incorporated by reference to the Form 8-K filed on March 22, 2005

(19)	Incorporated by reference to the Form 8-K filed on March 29, 2005

(20)	Incorporated by reference to Item 10.23 of the Form 8-K filed on May 26, 2005

(21)	Incorporated by reference to Item 10.24 of the Form 8-K filed on May 26, 2005

(22)	Incorporated by reference to Item 10.24 of the Form 8-K filed on June 27, 2005

(23)	Incorporated by reference to the Form 8-K filed on May 12, 2005

(24)	Filed with the initial filing of the Form 10-K on July 1, 2005

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Oracle Corporation

We have audited the accompanying consolidated balance sheets of Oracle Corporation as of May 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oracle Corporation at May 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oracle Corporation’s internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2005 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG LLP

San Francisco, California

June 30, 2005

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Oracle Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Oracle Corporation maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oracle Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PeopleSoft, Inc., which Oracle Corporation acquired on December 29, 2004. As of and for the period from December 29, 2004 through May 31, 2005, total assets and total revenues subject to PeopleSoft Inc.’s internal control over financial reporting represented 7% and 6% of Oracle Corporation’s consolidated total assets and total revenue as of and for the fiscal year ended May 31, 2005. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of PeopleSoft, Inc.

In our opinion, management’s assessment that Oracle Corporation maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Oracle Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Oracle Corporation and our report dated June 30, 2005 expressed an unqualified opinion thereon.

/s/     ERNST & YOUNG LLP

San Francisco, California

June 30, 2005

ORACLE CORPORATION

CONSOLIDATED BALANCE SHEETS

As of May 31, 2005 and 2004

	May 31,
(in millions, except per share data)	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$3,894	$4,138
Marketable securities	908	4,449
Trade receivables, net of allowances of $269 and $364	2,570	2,012
Other receivables	330	322
Deferred tax assets	486	301
Prepaid expenses and other current assets	291	114

Total current assets	8,479	11,336

Non-current assets:
Property, net	1,442	1,068
Intangible assets, net	3,373	39
Goodwill	7,003	41
Deferred tax assets	32	92
Other assets	358	187

Total non-current assets	12,208	1,427

Total assets	$20,687	$12,763

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$2,693	$9
Accounts payable	230	191
Income taxes payable	904	929
Accrued compensation and related benefits	923	816
Accrued restructuring	156	—
Deferred revenues	2,289	1,497
Deferred tax liabilities	12	21
Other current liabilities	856	809

Total current liabilities	8,063	4,272

Non-current liabilities:
Notes payable and long-term debt, net of current portion	159	163
Deferred tax liabilities	1,010	59
Accrued restructuring	120	—
Deferred revenues	126	43
Other long-term liabilities	372	231

Total non-current liabilities	1,787	496

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value—authorized: 1.0 shares; outstanding: none	—	—
Common stock, $0.01 par value and additional paid in capital—authorized: 11,000 shares; outstanding: 5,145 shares at May 31, 2005 and 5,171 shares at May 31, 2004	6,596	5,456
Retained earnings	4,043	2,383
Deferred compensation	(45)	—
Accumulated other comprehensive income	243	156

Total stockholders’ equity	10,837	7,995

Total liabilities and stockholders’ equity	$20,687	$12,763

See notes to consolidated financial statements.

ORACLE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended May 31, 2005, 2004 and 2003

	Year Ended May 31,
(in millions, except per share data)	2005	2004	2003
Revenues:
New software licenses	$4,091	$3,541	$3,270
Software license updates and product support	5,330	4,529	3,929

Software revenues	9,421	8,070	7,199
Services	2,378	2,086	2,276

Total revenues	11,799	10,156	9,475

Operating expenses:
Sales and marketing	2,511	2,123	2,050
Software license updates and product support	618	547	474
Cost of services	2,033	1,770	1,868
Research and development	1,491	1,254	1,159
General and administrative	550	508	441
Amortization of intangible assets	219	36	43
Acquisition related	208	54	—
Restructuring	147	—	—

Total operating expenses	7,777	6,292	6,035

Operating income	4,022	3,864	3,440

Interest expense	(135)	(21)	(16)
Non-operating income, net:
Interest income	185	118	129
Net investment gains (losses) related to equity securities	2	29	(111)
Other	(23)	(45)	(17)

Total non-operating income, net	164	102	1

Income before provision for income taxes	4,051	3,945	3,425
Provision for income taxes	1,165	1,264	1,118

Net income	$2,886	$2,681	$2,307

Earnings per share:
Basic	$0.56	$0.51	$0.44

Diluted	$0.55	$0.50	$0.43

Weighted average common shares outstanding:
Basic	5,136	5,215	5,302

Diluted	5,231	5,326	5,418

See notes to consolidated financial statements.

ORACLE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended May 31, 2005, 2004 and 2003

(in millions)	Comprehensive Income	Common Stock and Additional Paid in Capital		Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
		Number of Shares	Amount
Balances, May 31, 2002		5,431	$5,029	$1,210	$—	$(122)	$6,117
Common stock issued under stock option plans	$—	48	192	—	—	—	192
Common stock issued under stock purchase plan	—	24	164	—	—	—	164
Repurchase of common stock	—	(270)	(228)	(2,425)	—	—	(2,653)
Settlement of forward contract	—	—	(166)	—	—	—	(166)
Tax benefits from stock plans	—	—	110	—	—	—	110
Foreign currency translation	256	—	—	—	—	256	256
Net equity hedge loss, net of tax of $(11)	(33)	—	—	—	—	(33)	(33)
Unrealized gain on equity securities, net of tax of $15	26	—	—	—	—	26	26
Net income	2,307	—	—	2,307	—	—	2,307

Comprehensive income	$2,556

Balances, May 31, 2003		5,233	5,101	1,092	—	127	6,320
Common stock issued under stock option plans	$—	38	190	—	—	—	190
Common stock issued under stock purchase plan	—	18	164	—	—	—	164
Repurchase of common stock	—	(118)	(109)	(1,390)	—	—	(1,499)
Tax benefits from stock plans	—	—	110	—	—	—	110
Foreign currency translation	75	—	—	—	—	75	75
Net equity hedge loss, net of tax of $(15)	(23)	—	—	—	—	(23)	(23)
Reversal of unrealized gain on equity securities, net of tax of $13	(25)	—	—	—	—	(25)	(25)
Unrealized gain on equity securities, net of tax of $1	2	—	—	—	—	2	2
Net income	2,681	—	—	2,681	—	—	2,681

Comprehensive income	$2,710

Balances, May 31, 2004		5,171	5,456	2,383	—	156	7,995
Common stock issued under stock option plans	$—	71	468	—	—	—	468
Common stock issued under stock purchase plan	—	17	161	—	—	—	161
Issuance of stock and assumption of stock options in connection with acquisitions	—	1	504	—	(123)	—	381
Amortization of deferred stock-based compensation, including forfeitures of $6	—	—	(6)	—	78	—	72
Repurchase of common stock	—	(115)	(117)	(1,226)	—	—	(1,343)
Tax benefit from stock plans	—	—	130	—	—	—	130
Minimum benefit plan liability adjustments	(16)	—	—	—	—	(16)	(16)
Foreign currency translation	111	—	—	—	—	111	111
Net equity hedge loss, net of tax of $(9)	(14)	—	—	—	—	(14)	(14)
Unrealized gain on equity securities, net of tax of $2	6	—	—	—	—	6	6
Net income	2,886	—	—	2,886	—	—	2,886

Comprehensive income	$2,973

Balances, May 31, 2005		5,145	$6,596	$4,043	$(45)	$243	$10,837

See notes to consolidated financial statements.

ORACLE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended May 31, 2005, 2004 and 2003

	Year Ended May 31,
(in millions)	2005	2004	2003
Cash Flows From Operating Activities:
Net income	$2,886	$2,681	$2,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	206	198	243
Amortization of intangible assets	219	36	43
Provision for trade receivable allowances	197	173	128
Deferred income taxes	(66)	58	90
Minority interests in income	42	37	33
Amortization of stock-based compensation	72	—	—
Non-cash restructuring	33	—	—
In-process research and development	46	—	—
Net investment (gains) losses related to equity securities	(2)	(29)	111
Changes in assets and liabilities, net of effects from acquisitions:
(Increase) decrease in trade receivables	(88)	(245)	119
Decrease (increase) in prepaid expenses and other assets	164	(30)	82
(Decrease) increase in accounts payable and other liabilities	(533)	25	(93)
(Decrease) increase in income taxes payable	(18)	200	(81)
Increase in deferred revenues	394	91	68

Net cash provided by operating activities	3,552	3,195	3,050

Cash Flows From Investing Activities:
Purchases of investments	(7,101)	(10,310)	(4,713)
Proceeds from maturities and sale of investments	12,194	8,009	5,942
Acquisitions, net of cash acquired	(10,656)	(21)	(46)
Capital expenditures	(188)	(189)	(291)
(Increase) decrease in other assets	(2)	(37)	3

Net cash provided by (used for) investing activities	(5,753)	(2,548)	895

Cash Flows From Financing Activities:
Payments for repurchase of common stock	(1,343)	(1,499)	(2,653)
Proceeds from issuance of common stock	596	354	356
Proceeds from borrowings	12,505	6	—
Payments of debt	(9,830)	(150)	9
Distributions to minority interests	(44)	(31)	(27)
Settlement of forward contract	—	—	(166)

Net cash provided by (used for) financing activities	1,884	(1,320)	(2,481)

Effect of exchange rate changes on cash and cash equivalents	73	74	178

Net (decrease) increase in cash and cash equivalents	(244)	(599)	1,642
Cash and cash equivalents at beginning of period	4,138	4,737	3,095

Cash and cash equivalents at end of period	$3,894	$4,138	$4,737

Non-cash financing transactions:
Fair value of options and stock issued in connection with acquisitions	$504	$—	$—
Supplemental schedule of cash flow data:
Cash paid for income taxes	$1,268	$1,010	$1,149
Cash paid for interest	$119	$23	$20

See notes to consolidated financial statements.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2005

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

We develop, manufacture, market, distribute and service database and middleware as well as applications software that helps organizations manage and grow their businesses. Database and middleware software is used for developing and deploying applications on the internet and on corporate intranets. Applications software can be used to automate business processes and to provide business intelligence. We also offer software license updates and product support and other services including consulting, advanced product services, and education.

Basis of Financial Statements

The consolidated financial statements include our accounts and the accounts of our wholly- and majority-owned subsidiaries. We consolidate all of our majority-owned subsidiaries and reflect minority interest of the portion of these entities that we do not own in other long-term liabilities on our consolidated balance sheets. At May 31, 2005 and 2004, the balance of minority interests was $199.2 million and $203.0 million, respectively. Intercompany transactions and balances have been eliminated. Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income or net income.

Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

Revenue Recognition

We derive revenues from the following sources: (1) software, which includes new software license and software license updates and product support revenues and (2) services, which include consulting, advanced product services and education revenues.

New software license revenues represent all fees earned from granting customers licenses to use our database and middleware technology as well as applications software, and exclude revenues derived from software license updates, which are included in software license updates and product support. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants, we exercise judgment and use estimates in connection with the determination of the amount of software and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize new software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our new software license revenues are recognized in this manner.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The vast majority of our software license arrangements include software license updates and product support, which are recognized ratably over the term of the arrangement, typically one year. Software license updates provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. Software license updates and product support are generally priced as a percentage of the net new software license fees.

Many of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. Contracts with fixed or “not to exceed” fees are recognized on a proportional performance basis.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

Advanced product services revenues are recognized over the term of the service contract, which is generally one year. Education revenues are recognized as the classes or other education offerings are delivered.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and for software license updates and product support services, is additionally measured by the renewal rate offered to the customer.

We defer revenue for any undelivered elements, and recognize revenue when the product is delivered or over the period in which the service is performed, in accordance with our revenue recognition policy for such element. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Our software license arrangements generally do not include acceptance provisions. However, if acceptance provisions exist as part of public policy, for example in agreements with government entities when acceptance

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

periods are required by law, or within previously executed terms and conditions that are referenced in the current agreement and are short-term in nature, we provide for a sales return allowance in accordance with Financial Accounting Standards Board Statement No. 48, Revenue Recognition when Right of Return Exists. If acceptance provisions are long-term in nature or are not included as standard terms of an arrangement or if we cannot reasonably estimate the incidence of returns, revenue is recognized upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

We also evaluate arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. We consider multiple factors, including the history with the customer in similar transactions, the “essential use” of the software licenses and the planning, budgeting and approval processes undertaken by the governmental entity. If we determine that the likelihood of non-acceptance in these arrangements is remote, we then recognize revenue once all of the criteria described above have been met. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

While most of our arrangements include short-term payment terms, we have a standard practice of providing long-term financing to credit worthy customers through our financing division. Since fiscal 1989, when our financing division was formed, we have established a history of collection, without concessions, on these receivables with payment terms that generally extend up to five years from the contract date. Provided all other revenue recognition criteria have been met, we recognize new software license revenue for these arrangements upon delivery, net of any payment discounts from financing transactions. In fiscal 2005, 2004 and 2003, $455.6 million, $356.6 million and $364.1 million or approximately 11%, 10% and 11% of our new software license revenues were financed through our financing division. We have generally sold these receivables on a non-recourse basis to third party financing institutions. We account for the sale of these receivables as “true sales” as defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Allowances for Doubtful Accounts and Returns

We record allowances for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. We also record a provision for estimated sales returns and allowances on product and service related sales in the same period the related revenues are recorded in accordance with Statement 48. These estimates are based on historical sales returns, analysis of credit memo data and other known factors.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of investments and trade receivables. Investment policies have been implemented that limit investments to investment grade securities. The risk with respect to trade receivables is mitigated by credit evaluations we perform on our customers, short duration of our collection terms and by the diversification of our customer base.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Property

Property is stated at the lower of cost or realizable value, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the assets, which range from two to forty years. Leasehold improvements are amortized over the lesser of estimated useful lives or lease terms, as appropriate. Property is periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We did not recognize any property impairment charges in fiscal 2005, 2004 or 2003.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from 5 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We did not recognize any goodwill or intangible asset impairment charges in fiscal 2005, 2004 or 2003.

Fair Value of Financial Instruments

The carrying value of our cash and cash equivalents approximates fair value due to the short period of time to maturity. Based on interest rates we could obtain for borrowings with similar terms, the carrying value of our short-term borrowings approximates fair value. We record changes in fair value for our marketable securities, publicly-traded equity securities, interest rate swap on our long-term debt, foreign currency forward contracts and investment hedge based on quoted market prices.

Legal Contingencies

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Foreign Currency Translation

We transact business in various foreign currencies. In general, the functional currency of a foreign operation is the local country’s currency. Consequently, revenues and expenses of operations outside the United States are translated into United States dollars using weighted-average exchange rates while assets and liabilities of operations outside the United States are translated into United States dollars using year-end exchange rates. The effects of foreign currency translation adjustments not affecting retained earnings are included in stockholders’ equity as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Foreign currency gains (losses) are included in non-operating income, net of our consolidated statements of operations and were $(14) million, $(13) million and $8 million in fiscal 2005, 2004 and 2003, respectively.

Stock-Based Compensation

We issue stock options to our employees and outside directors under stockholder approved stock option programs and provide employees the right to purchase our stock pursuant to employee stock purchase programs. We account for our stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We apply the disclosure provisions of FASB Statement No. 123, Accounting for Stock-Based

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Compensation, as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. As discussed in Note 2, we assumed 97 million stock options in connection with the PeopleSoft acquisition. For pro forma disclosures, the estimated fair value of the unvested options is amortized using the accelerated expense attribution method over the vesting period, typically four years, and the estimated fair value of the stock purchases is amortized over the six-month purchase period. The following table illustrates the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans under the fair value method of accounting:

	Year Ended May 31,
(in millions, except per share data)	2005	2004	2003
Net income, as reported	$2,886	$2,681	$2,307
Add: Employee compensation expense included in net income, net of forfeitures and related tax effects	70	—	—
Deduct: Stock-based employee compensation expense determined under the fair value based method for awards, net of related tax effects(1)	(205)	(203)	(330)

Pro forma net income	$2,751	$2,478	$1,977

Earnings per share:
Basic—as reported	$0.56	$0.51	$0.44
Basic—pro forma	$0.54	$0.48	$0.37

Diluted—as reported	$0.55	$0.50	$0.43
Diluted—pro forma	$0.52	$0.46	$0.36

(1) Includes reversal of unearned stock compensation expense for forfeitures, net of related tax effects of $28 million, $59 million and $51 million in fiscal 2005, 2004 and 2003, respectively.

We estimate the fair value of our options using a Black-Scholes-Merton option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of options granted, excluding the options assumed in connection with the PeopleSoft acquisition, and the option component of the employee purchase plan shares were estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

	Year Ended May 31,
	2005	2004	2003
Employee and Director Stock Options
Expected life (in years)	1.28-6.56	1.26-7.00	1.25-6.84
Risk-free interest rate	2.40-4.05%	1.65-4.09%	1.10-3.34%
Expected volatility	27-36%	35-44%	48-56%
Dividend yield	—	—	—
Weighted average fair value of grants	$3.44	$4.76	$3.88

Employee Stock Purchase Plan
Expected life (in years)	0.50	0.50	0.50
Risk-free interest rate	1.69-2.92%	1.02-1.10%	1.12-1.22%
Expected volatility	32-37%	40-48%	56-57%
Dividend yield	—	—	—
Weighted average fair value of grants	$2.93	$3.04	$2.52

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

See New Accounting Pronouncements, below, for discussion of the requirement for us to adopt FASB Statement No. 123 (revised 2004), Share-Based Payment, beginning June 1, 2006.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $66.5 million, $68.2 million and $103.6 million in fiscal 2005, 2004 and 2003, respectively.

Research and Development

All research and development costs are expensed as incurred. Costs eligible for capitalization under FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, were not material to our consolidated financial statements.

Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

New Accounting Pronouncements

Share-Based Payment:    On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

•	Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We expect to adopt this new standard on June 1, 2006, using the modified prospective method.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from cash flow as it would have been reported under prior accounting rules.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)’s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Stock-Based Compensation, above, for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123.

Exchanges of Nonmonetary Assets:  On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004:  On December 21, 2004, the FASB issued Staff Position No. FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. In the fourth quarter of fiscal 2005, we repatriated $3.1 billion of cumulative foreign earnings invested outside the United States. The additional income tax associated with this amount was $118 million.

Accounting Changes and Error Corrections:  On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

2.	ACQUISITIONS

We completed the following acquisitions in fiscal 2005:

PeopleSoft, Inc.

Pursuant to our Agreement and Plan of Merger with PeopleSoft Inc., a Delaware corporation, dated December 12, 2004 (Agreement Date), we acquired approximately 75% and 97% of the outstanding common stock of PeopleSoft (including shares subject to guaranteed delivery) for $26.50 per share in cash as of December 29, 2004 and January 6, 2005, respectively (Acquisition). We acquired PeopleSoft to expand our

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

footprint in enterprise applications. On January 7, 2005, we completed the merger of our wholly-owned subsidiary with and into PeopleSoft (Merger) and converted each remaining outstanding share of PeopleSoft common stock not tendered, into a right to receive $26.50 per share in cash, without interest. As of May 31, 2005, $6 million remained payable to PeopleSoft stockholders who had not submitted their shares. We have included the financial results of PeopleSoft in our consolidated financial statements beginning December 29, 2004 (Acquisition Date), the date we acquired a majority interest. The minority interest in the earnings of PeopleSoft for the period from December 29, 2004 to January 7, 2005 was nominal.

The Acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed were recorded at their fair values as of December 29, 2004. The total purchase price is $11.1 billion, and is comprised of:

(in millions)
Cash paid or payable to acquire the outstanding common stock of PeopleSoft (399.1 million shares at $26.50 per share)	$10,576
Fair value of PeopleSoft stock options assumed	492
Acquisition related transaction costs	12

Total purchase price	$11,080

The fair value of options assumed was determined using an average price of $13.86, which represented the average closing price of our common stock from two trading days before to two trading days after the Agreement Date and was calculated using a Black-Scholes-Merton valuation model with the following assumptions as of the Acquisition Date: expected life from vest date ranging from 90 days to 1.31 years, risk-free interest rate of 2.5% - 3.4%, expected volatility of 32% and no dividend yield. In accordance with our Agreement and Plan of Merger, the number of Oracle options exchanged was determined by multiplying the number of PeopleSoft options outstanding at closing and the amount determined by dividing $26.50 by the average closing price of our common stock for the 10 trading days preceding the Merger, which was $13.52. Approximately 48 million of the 97 million PeopleSoft options outstanding were fully vested as of the Merger. The portion of the intrinsic value of unvested PeopleSoft options related to future service has been allocated to deferred stock-based compensation and is being amortized using the accelerated expense attribution method over the remaining vesting period, which averages 2.6 years.

Acquisition related transaction costs include investment banking, legal and accounting fees, and other external costs directly related to the Acquisition and Merger.

Preliminary Purchase Price Allocation

Under business combination accounting, the total purchase price was allocated to PeopleSoft’s net tangible and identifiable intangible assets based on their estimated fair values as of December 29, 2004 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon a valuation and our estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to restructuring costs, certain legal matters, income and non-income based taxes and residual goodwill. In addition, upon the finalization of the combined company’s legal entity structure, additional adjustments to deferred taxes may be required.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

(in millions)
Cash and marketable securities	$2,200
Trade receivables	610
Other current assets	305
Property	377
Goodwill	6,487
Intangible assets	3,384
Other non-current assets	106
Accounts payable and accrued liabilities	(762)
Restructuring	(380)
Deferred revenues	(419)
Deferred tax liabilities, net	(947)
Other non-current liabilities	(37)
Deferred stock-based compensation	123
In-process research and development	33

Total purchase price	$11,080

Intangible Assets

In performing our purchase price allocation, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of PeopleSoft’s products. The fair value of intangible assets was based, in part, on a valuation completed by Standard & Poor’s Corporate Value Consulting using an income approach and estimates and assumptions provided by management. The rates utilized to discount net cash flows to their present values were based on our weighted average cost of capital and ranged from 10% to 20%. These discount rates were determined after consideration of our rate of return on debt capital and equity and the weighted average return on invested capital. The following table sets forth the components of intangible assets associated with the acquisition at May 31, 2005:

(Dollars in millions)	Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Software support agreements and related relationships	$2,101	$(88)	$2,013	10 years
Developed technology	614	(51)	563	5 years
Core technology	349	(29)	320	5 years
Customer relationships	250	(10)	240	10 years
Trademarks	70	(4)	66	7 years

Total intangible assets	$3,384	$(182)	$3,202

Customer relationships and software support agreements and related relationships represent the underlying relationships and agreements with PeopleSoft’s existing customers. Developed technology, which is comprised of products that have reached technological feasibility, includes products across most of PeopleSoft’s product lines, principally the PeopleSoft Enterprise, JD Edwards Enterprise One and JD Edwards World products. Core technology represents a combination of PeopleSoft processes, patents, trade secrets and know-how related to the design and development of its applications products. Trademarks represent the estimated fair value of the PeopleSoft and JD Edwards trade names and trademarks. Intangible assets are being amortized using the straight-line method.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

In-Process Research and Development

In-process research and development (IPR&D) represents incomplete PeopleSoft research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Technological feasibility is established when an enterprise has completed all planning, designing, coding, and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features, and technical performance requirements. The value assigned to IPR&D was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value based on the percentage of completion of the IPR&D projects. Purchased IPR&D relates primarily to projects associated with the PeopleSoft Enterprise financial management system, human capital management, supply chain management and customer relationship management modules, which had not yet reached technological feasibility as of the acquisition date and have no alternative future use.

Deferred Revenue

In connection with the purchase price allocation, we have estimated the fair value of the support obligation assumed from PeopleSoft in connection with the Acquisition. We based our determination of the fair value of the support obligation, in part, on a valuation completed by Standard & Poor’s Corporate Value Consulting using estimates and assumptions provided by management. The estimated fair value of the support obligation was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs relating to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. The estimated costs to fulfill the support obligation were based on the historical direct costs related to providing the support services and to correct any errors in PeopleSoft software products. We did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. Profit associated with selling effort is excluded because PeopleSoft had concluded the selling effort on the support contracts prior to the acquisition date. The estimated research and development costs have not been included in the fair value determination, as these costs were not deemed to represent a legal obligation at the time of acquisition. We estimated the normal profit margin to be 30%. As a result, in allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of PeopleSoft’s December 29, 2004 deferred support revenue by $418 million to $280 million, which represents our estimate of the fair value of the support obligation assumed.

As of the Acquisition Date, PeopleSoft had entered into support agreements for which the underlying service period had not yet started and for which PeopleSoft had not yet been paid. These support agreements were not reflected on PeopleSoft’s December 28, 2004 balance sheet since the service period had not yet begun and payment had not yet been received. We have recorded an intangible asset of $208 million to reflect the fair value of these contracts as of the Acquisition Date. The fair value of these contracts was determined on the same basis used to value the support contracts reflected on PeopleSoft’s December 28, 2004 balance sheet. This intangible asset is reflected in other current assets in the table above, and its amortized carrying value is reflected as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheet as of May 31, 2005. We are amortizing this intangible asset over the term of the related support contracts. The amortization is being reflected as a reduction to software license updates and product support revenues. Accordingly, the revenue recorded under these contracts will reflect the fair value to fulfill the assumed obligations.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

As a result of the adjustments to record PeopleSoft’s support obligations assumed at fair value, $626 million of software license updates and product support revenue that would have been otherwise recorded by PeopleSoft as an independent entity will not be recognized in our consolidated results of operations. As former PeopleSoft customers renew these support contracts, we will recognize revenue for the full value of the support contracts over the remaining term of the contracts, the majority of which are one year. Software license updates and product support revenues in fiscal 2005 that would have been otherwise recorded by PeopleSoft as an independent entity were reduced by $314 million as a result of reflecting the support obligations at estimated fair value.

Pre-Acquisition Contingencies

We have identified certain pre-acquisition contingencies, but we have yet to conclude whether the fair values for such contingencies are determinable. If, during the purchase price allocation period, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the purchase price allocation. If, as of the end of the purchase price allocation period, we are unable to determine the fair value of a pre-acquisition contingency, we will evaluate whether to include an amount in the purchase price allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated. After the end of the purchase price allocation period, any adjustment that results from a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined. See Note 17 for a discussion of the proposed treatment of any liabilities arising from the PeopleSoft customer assurance program.

Pro Forma Financial Information (unaudited)

The unaudited financial information in the table below summarizes the combined results of operations of Oracle and PeopleSoft, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Acquisition and borrowings under our bridge loan (see Note 5) had taken place at the beginning of each of the periods presented. The pro forma financial information in fiscal 2005 includes severance expenses of $224 million recorded by PeopleSoft in their historical statements of operations related to change in control provisions that were triggered as part of our Agreement and Plan of Merger in December 2004. The pro forma financial information for all periods presented also includes the business combination accounting effect on historical PeopleSoft support revenues, adjustments to depreciation on acquired property, the charge for IPR&D, amortization charges from acquired intangible assets, stock-based compensation charges for unvested options assumed, Oracle restructuring costs, acquisition and tender offer costs reflected in Oracle’s and PeopleSoft’s historical statements of operations for periods prior to our Agreement and Plan of Merger, adjustments to interest expense and related tax effects.

The unaudited pro forma financial information in fiscal 2005 combines the historical results for Oracle year ended May 31, 2005 and the historical results for PeopleSoft for the period from June 1, 2004 to December 28, 2004. The unaudited pro forma financial information in fiscal 2004 combines the historical results for Oracle, with the historical results for PeopleSoft for the twelve months ended May 31, 2004.

	Year Ended May 31,
(in millions, except per share data)	2005	2004
Total revenues	$13,382	$12,255
Net income	$2,521	$1,947
Basic net income per share	$0.49	$0.37
Diluted net income per share	$0.48	$0.36

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Retek Inc.

We purchased 5.5 million shares of common stock of Retek Inc., a Delaware Corporation, on March 7 and 8, 2005, through ordinary brokerage transactions at prevailing market prices for a weighted average price of $8.82 per share. We acquired Retek to expand our footprint in retail applications. In April and May 2005, we acquired the remaining outstanding common stock of Retek for $11.25 per share, or $584 million.

The total preliminary purchase price is $701 million, and is comprised of:

(in millions)
Cash paid to acquire the outstanding common stock of Retek	$633
Cash paid for outstanding stock options	32
Acquisition related transaction costs	36

Total preliminary purchase price	$701

Acquisition related other transaction costs includes a $25 million fee to terminate a February 28, 2005 merger agreement that Retek had entered into with SAP America, Inc.

The preliminary purchase price allocation is as follows:

(in millions)
Net tangible assets	$129
Goodwill	432
Intangible assets	133
In-process research and development	7

Total preliminary purchase price	$701

Intangible assets, which primarily include developed technology, core technology and customer contracts and software support agreements and related relationships, are being amortized using the straight-line method over 5-10 years. Purchased IPR&D relates to projects that had not yet reached technological feasibility at the time of acquisition and have no alternative future use.

In allocating the preliminary purchase price, we recorded an adjustment to reduce the carrying value of Retek’s deferred support revenue by $18 million to $12 million, which represents our estimate of the fair value of the support obligation assumed. The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change upon the receipt and management’s review of the final valuation and the final determination of restructuring costs as described in Note 3. In addition, upon the finalization of the combined company’s legal entity structure, additional adjustments to deferred taxes may be required

Other Acquisitions of Businesses and Technology

In fiscal 2005, we acquired two other companies for a total of $94.0 million in cash and $12.0 million through the issuance of common stock. In fiscal 2004 and fiscal 2003, we acquired technology from companies for $20.5 million in cash and $45.9 million in cash, respectively. Pro forma financial information including Retek or our other acquisitions, other than PeopleSoft, has not been presented, as the historical operations of the acquired entities were not material to our consolidated financial statements either individually or in the aggregate.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

3.	RESTRUCTURING ACTIVITIES

During the third quarter of fiscal 2005, management approved and initiated plans to restructure both the pre-merger operations of Oracle and PeopleSoft to eliminate certain duplicative activities, focus on strategic product and customer bases and reduce our cost structure. The restructuring charges recorded in fiscal 2005 are based on restructuring plans that have been committed to by management. We have completed the substantial majority of our planned legal-entity mergers, information system conversions and integration of PeopleSoft’s operations and expect to finalize our remaining integration activities within the next six months. We currently estimate total restructuring costs associated with exiting activities of pre-merger Oracle and PeopleSoft to approximate $546 million.

During the fourth quarter of fiscal 2005, management approved and initiated plans to restructure the operations of the other companies we acquired in the fourth quarter of fiscal 2005 to eliminate duplicative facilities and personnel, primarily general and administrative functions. Total estimated restructuring costs associated with exiting activities related to these acquisitions approximate $32 million.

Acquisition Related Restructuring Costs Expensed in Fiscal 2005

In fiscal 2005, we recorded approximately $147 million of expenses in connection with restructuring the pre-merger Oracle organization, which primarily included employee severance, including $33 million in non-cash stock-based compensation charges, and facility consolidations. These costs are recorded as restructuring expenses in the accompanying consolidated statements of operations. We expect to incur $19 million of additional restructuring charges within the next six months. Total expected costs under this plan are $166 million ($145 million of severance and $21 million of facilities charges). Oracle employees that have been or will be terminated under this restructuring plan, subject to final negotiations with local country employee worker councils, which could continue for the next six months. Changes to the estimates of executing the currently approved plans of restructuring the pre-merger Oracle organization will be reflected in our future results of operations.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The following table shows the activity related to the restructuring liabilities that pertain to the pre-merger operations of Oracle as of and for the year ended May 31, 2005 by operating segment:

	Total Expected Program Costs at May 31, 2005	Year Ended May 31, 2005			Accrued Restructuring at May 31, 2005
(in millions)		Total Costs Incurred	Cash Payments	Non-cash Items
Employee severance
New software licenses	$46	$36	$(22)	$—	$14
Software license updates and product support	7	5	(4)	—	1
Consulting	23	19	(13)	—	6
Advanced product services	2	2	(2)	—	—
Education	5	4	(2)	—	2
Other non-operating(1)	62	60	(21)	(33)	6

Total severance	$145	$126	$(64)	$(33)	$29

Facilities
New software licenses	$2	$2	$—	$—	$2
Software license updates and product support	1	1	—	—	1
Consulting	2	2	—	—	2
Advanced product services	1	1	—	—	1
Education	—	—	—	—	—
Other non-operating(1)	15	15	—	—	15

Total facilities	$21	$21	$—	$—	$21

Total Oracle restructuring	$166	$147	$(64)	$(33)	$50

(1)	Other non-operating includes severance and facility charges associated with research and development, general and administrative and marketing functions.

Liabilities aggregating $31 million related to exiting certain pre-merger activities of Oracle are recorded in accrued restructuring, current in the accompanying consolidated balance sheets. The remaining $19 million, which relates primarily to facility obligations for which we expect to incur costs through 2012, is recorded in accrued restructuring, non-current.

Estimated Acquisition Related Restructuring Costs Accounted for in Fiscal 2005 Purchase Allocations

We recorded approximately $380 million of restructuring costs in connection with restructuring the pre-merger PeopleSoft organization, which primarily included employee severance, facility consolidation costs, and contract termination costs. PeopleSoft employees have been or will be terminated under this restructuring plan, subject to such matters as final negotiations with local country employee worker councils, which could continue for the next six months. Severance payments made to pre-merger PeopleSoft employees were covered by plans established by PeopleSoft and subsequently assumed by Oracle upon the completion of the Acquisition. These costs were recognized as a liability assumed in the PeopleSoft purchase price allocation and, accordingly, have resulted in an increase to goodwill. A portion of the restructuring liabilities related to facility lease commitments is classified as long-term liabilities in the accompanying balance sheets.

Estimated restructuring expenses may change as management executes the approved plan. Decreases to the estimates of executing the currently approved plans associated with pre-merger activities of PeopleSoft are

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

The following table shows the activities related to the restructuring liabilities that pertain to the pre-merger operations of PeopleSoft and Retek:

(in millions)	Severance	Facilities	Other	Total
Initial estimated restructuring costs of PeopleSoft	$216	$135	$49	$400
Initial estimated restructuring costs of Retek	5	23	4	32
Adjustments to reserve(1)	(9)	3	(14)	(20)
Cash payments	(149)	(18)	(19)	(186)

Restructuring liabilities as of May 31, 2005	$63	$143	$20	$226

(1)	Primarily relates to changes in estimates related to severance payments, facility plans and the renegotiation of contractual obligations relating to the PeopleSoft acquisition.

Liabilities aggregating $125 million related to exiting certain pre-merger activities of PeopleSoft and our other fiscal 2005 acquisitions are recorded in accrued restructuring, current, in the accompanying consolidated balance sheets. The remaining $101 million, which relates to facility obligations that we expect to incur costs for through 2012, is recorded in accrued restructuring, non-current.

4.	ACQUISITION RELATED CHARGES

Acquisition related charges primarily consist of in-process research and development expenses, costs associated with our tender offer for PeopleSoft prior to the Agreement Date, stock-compensation expenses, as well as personnel related costs for transitional employees who have been or will be terminated after the completion of the legal entity mergers or integration activities. Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options.

	Year Ended May 31,
(in millions)	2005	2004	2003
In-process research and development	$46	$—	$—
Transitional employee related costs	52	—	—
Stock-based compensation	47	—	—
Tender offer costs	63	54	—

Total acquisition related charges	$208	$54	$—

We also incurred $5.5 million in commitment fees related to an unused $1.5 billion acquisition credit facility that expired in December 2004, which we recognized as interest expense in the accompanying consolidated statement of operations in fiscal 2004.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

5.	BORROWINGS

Borrowings consisted of the following:

	May 31,
(in millions)	2005	2004
Commercial paper notes with various maturities through September 2005, net of unamortized discount of $7	$1,993	$—
OTC Loan Facility due May 2006	700	—
Notes payable due May 2005	—	9

Short-term borrowings and current portion of long-term debt	2,693	9
6.91% senior notes due February 2007	153	157
Notes payable due May 2007	6	6

Notes payable and long-term debt	159	163

Total borrowings	$2,852	$172

364-Day Revolving Credit Agreement

On March 18, 2005, we entered into a 364-day revolving credit agreement (Credit Agreement). The Credit Agreement is unsecured and provides a $3.0 billion credit facility (Credit Facility) to backstop any commercial paper we may issue and for working capital and other general corporate purposes. We may borrow, prepay and re-borrow amounts under the Credit Facility at any time under the Credit Agreement. As of May 31, 2005, we have not borrowed any funds against the Credit Agreement.

$3.0 Billion Commercial Paper Program

On April 7 and 8, 2005, we issued and sold unsecured short-term promissory notes with an aggregate principal face value of $2.0 billion (the CP Notes), under our $3.0 billion commercial paper program (CP Program). The CP Notes were issued and sold pursuant to a private placement exemption from the registration requirements under federal and state securities laws. The proceeds from the issuance of the CP Notes were used to repay certain borrowings under the Bridge Loan.

The CP Notes, which were issued at a discount from their principal face value, have various maturities with different yields. We reissued $620.9 million of the CP Notes that originally matured in April and May 2005. The average weighted yield of the CP Notes outstanding at May 31, 2005 is 3.13%. The CP Notes are not redeemable prior to maturity and are not subject to voluntary prepayment.

$700 Million Loan Facility for Oracle Technology Company

On May 20, 2005, Oracle Technology Company (OTC), a wholly-owned subsidiary, entered into an unsecured $700 million loan facility (OTC Loan Facility) with ABN AMRO Bank N.V. guaranteed by us. OTC borrowed $700 million on May 20, 2005, and this amount remains outstanding at May 31, 2005 (effective interest rate of 3.53% based on a LIBOR-based formula). All amounts under the OTC Loan Facility are due in May 2006.

$150 Million Senior Notes

We have $150 million in 6.91% senior notes due in February 2007. In February 2002, we entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with these senior notes so that the interest payable on the senior notes effectively becomes variable based on the three

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

month LIBOR set quarterly until maturity. Our interest rate swap reduced the effective interest rate on our 6.91% senior notes to 5.23% as of May 31, 2005. The fair value of the interest rate swap was $3.1 million at May 31, 2005 and is included in other assets in the accompanying consolidated balance sheets.

Aggregate annual principal payments on borrowings are as follows: $2.7 billion in fiscal 2006 and $159 million in fiscal 2007. We were in compliance with all financial covenants at May 31, 2005, including the requirement that our total net debt to total capitalization ratio not exceed 40%.

$9.5 Billion Unsecured 364-Day Term Loan Agreement

On December 28, 2004, we entered into a $9.5 billion unsecured 364-day term loan agreement (Bridge Loan) with Wachovia Bank National Association, Credit Suisse First Boston and certain other syndicated lenders for the acquisition of PeopleSoft common shares and for related costs, fees and expenses. On December 29, 2004, we borrowed $9.2 billion under the Bridge Loan. We repaid $2.0 billion in February 2005 and the remaining $7.2 billion in April and May 2005.

6.	DEFERRED REVENUES

The following table sets forth the components of deferred revenues:

	May 31,
(in millions)	2005	2004
Software license updates and product support	$1,985	$1,329
Services	225	99
New software licenses	79	69

Deferred revenues, current	2,289	1,497
Deferred revenues, non-current	126	43

Total deferred revenues	$2,415	$1,540

Deferred software license updates and product support revenues represent customer payments made in advance for annual support contracts. Software license updates and product support are typically billed on a per annum basis in advance and revenue is recognized ratably over the support period. The deferred software license updates and product support revenues are typically highest at the end of our first fiscal quarter due to the collection of cash from the large volume of service contracts that are sold or renewed in the fiscal quarter ending in May of each year. Deferred service revenues include prepayments for consulting, advanced product services and education services. Revenue for these services is recognized as the services are performed. Deferred new software license revenues typically result from undelivered products or specified enhancements, customer specific acceptance provisions or software license transactions that are not segmentable from consulting services. Deferred revenues, non-current are comprised primarily of deferred software license updates and product support revenues.

As discussed in Note 2, we recorded adjustments to reduce PeopleSoft’s and Retek’s support obligations acquired to their estimated fair value.

7.	STOCK-BASED COMPENSATION PLANS

Stock Option Plans

In fiscal 2001, we adopted the 2000 Long-Term Equity Incentive Plan (the 2000 Plan), which replaced the 1991 Long-Term Equity Incentive Plan (the 1991 Plan) and provides for the issuance of non-qualified stock options and incentive stock options, as well as stock purchase rights, stock appreciation rights and long-term

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

performance awards to our eligible employees, officers, directors, who are also employees or consultants, independent consultants and advisers. In fiscal 2005, the 2000 Plan was amended and restated to, among other things, eliminate the ability to reprice options without stockholder approval, to provide the Board with the ability to grant restricted stock units, to permit us to deduct certain performance-based equity awards for tax purposes, to provide the Board with the ability to issue transferable equity awards and to eliminate the ability to buyout employees’ stock options with cash or common stock. Under the terms of the 2000 Plan, options to purchase common stock generally are granted at not less than fair market value, become exercisable as established by the Board of Directors (Board) (generally ratably over four years), and generally expire ten years from the date of grant. Options granted under the 1991 Plan were granted on similar terms. If options outstanding under the 1991 Plan are forfeited, repurchased, or otherwise terminate without the issuance of stock, the shares underlying such options will also become available for future awards under the 2000 Plan. As of May 31, 2005, options to purchase 404.1 million shares of common stock were outstanding under both plans, of which 300.9 million were vested. Approximately 433.04 million shares of common stock are available for future awards under the 2000 Plan. To date, we have not issued any stock purchase rights, stock appreciation rights, restricted stock units or long-term performance awards under this plan.

In fiscal 1993, the Board adopted the 1993 Directors’ Stock Option Plan (the Original Directors’ Plan), which provided for the issuance of non-qualified stock options to non-employee directors. In fiscal 2004, the Original Directors’ Plan was amended and restated to eliminate a term limit, eliminate the ability to reprice options without stockholder approval, decrease the number of shares of common stock reserved for issuance under the Original Directors’ Plan, provide the Board with the ability to make grants of restricted stock, restricted stock units or other stock-based awards instead of the automatic option grants and rename the Original Directors’ Plan, the 1993 Directors’ Stock Plan (the Directors’ Plan). Under the terms of the Directors’ Plan, options to purchase 8.0 million shares of common stock were reserved for issuance, are granted at not less than fair market value, become exercisable over four years, and expire ten years from the date of grant. The Directors’ Plan provides for automatic, nondiscretionary grants of options to each non-employee director upon first becoming a director and thereafter on an annual basis, as well as automatic nondiscretionary grants for chairing certain Board committees. The Board has the discretion to replace any automatic option grant under the Directors’ Plan with awards of restricted stock, restricted stock units or other stock-based award. The number of shares subject to any such stock award will be no more than the equivalent value of the options, as determined on any reasonable basis by the Board, which would otherwise have been granted under the applicable automatic option grant. The Board will determine the particular terms of any such stock awards at the time of grant, but the terms will be consistent with those of options, as described below, granted under the Directors’ Plan with respect to vesting or forfeiture schedules and treatment on termination of status as a director. At May 31, 2005, options to purchase 3.8 million shares of common stock were outstanding under the 1993 Directors’ Plan, of which 2.9 million were vested. Approximately 3.1 million shares are available for future option awards under this plan; however, no more than 1.8 million shares may be used for grants other than options.

In connection with our acquisition of PeopleSoft, we assumed all of the outstanding stock options of the respective stock plans of PeopleSoft. These options generally retain all of the rights, terms and conditions of the respective plans under which options were originally granted. In September and October 2004, PeopleSoft amended its severance policies and option agreements to provide for accelerated vesting of all unvested options for eligible employees terminated within one year after a change in control. As of May 31, 2005, options to purchase 61.0 million shares of common stock were outstanding under these plans.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The following tables summarize information about stock options outstanding:

(in millions, except exercise price)	Shares Under Option	Weighted Average Exercise Price
Balance, May 31, 2002	454	$11.31
Granted	66	$8.88
Exercised	(48)	$3.96
Forfeited	(17)	$20.56

Balance, May 31, 2003	455	$11.41
Granted	44	$12.62
Exercised	(38)	$4.89
Forfeited	(21)	$21.43

Balance, May 31, 2004	440	$11.61
Granted(1)	139	$11.68
Exercised	(71)	$6.16
Forfeited	(39)	$18.01

Balance, May 31, 2005	469	$11.92

(1)	Includes PeopleSoft options assumed of 97 million.

In June 2005, we made our annual grant of stock options to employees of the company to purchase approximately 52.8 million shares.

The range of exercise prices for options outstanding at May 31, 2005 was $0.09 to $45.60. The range of exercise prices for options is due to the fluctuating price of our stock over the period of the grants.

Range of Exercise Price	Options Outstanding as of May 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable as of May 31, 2005	Weighted Average Exercise Price of Exercisable Options
	(Shares in millions)			(Shares in millions)
$ 0.09 — $ 4.07	47	2.08	$3.79	47	$3.79
$ 4.08 — $ 4.61	44	2.44	$4.34	43	$4.34
$ 4.61 — $ 6.88	99	3.99	$6.82	99	$6.82
$ 6.94 — $ 8.68	57	6.84	$8.45	30	$8.36
$ 8.70 — $11.50	64	8.40	$10.02	15	$10.56
$11.53 — $12.60	44	7.79	$12.46	15	$12.29
$12.70 — $15.82	17	6.81	$14.00	11	$14.30
$15.86 — $15.90	36	6.00	$15.86	27	$15.86
$15.92 — $22.95	17	5.76	$18.48	15	$18.51
$23.38 — $45.60	44	4.67	$39.56	43	$39.52

$ 0.09 — $45.60	469	5.35	$11.92	345	$12.14

Stock Purchase Plan

We have an Employee Stock Purchase Plan (Purchase Plan). To date, 408.7 million shares of common stock have been reserved for issuance under the Purchase Plan. Prior to the April 1, 2005 semi-annual option period, under the Purchase Plan employees could purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of Oracle stock as of the beginning or the end of the semi-annual option period. Starting with the April 1, 2005 semi-annual option period, we amended the Purchase Plan such that employees

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

can purchase shares of common stock at a price per share that is 95% of the fair value of Oracle stock as of the end of the semi-annual option period. Through May 31, 2005, 316.7 million shares had been issued and 92.0 million shares were reserved for future issuances under the Purchase Plan. During fiscal 2005, 2004 and 2003, we issued 16.6 million, 17.5 million and 23.8 million shares, respectively, under the Purchase Plan.

8.	STOCKHOLDERS’ EQUITY

Stock Repurchases

Our Board of Directors has approved a program to repurchase shares of our common stock to reduce the dilutive effect of our stock option and stock purchase plans. From the inception of the stock repurchase program in 1992 to May 31, 2005, a total of 1.8 billion shares have been repurchased for approximately $20.4 billion. We repurchased 114.8 million shares for $1.3 billion, 117.8 million shares for $1.5 billion and 270.4 million shares for $2.7 billion in fiscal 2005, 2004 and 2003, respectively. At May 31, 2005, approximately $1.9 billion was available to repurchase shares of our common stock pursuant to the stock repurchase program.

Shareholder Rights Plan

On December 3, 1990, the Board of Directors adopted a Shareholder Rights Plan. The Shareholder Rights Plan was amended and restated on March 31, 1998 and subsequently amended on March 22, 1999. Pursuant to the Shareholder Rights Plan, we distributed Preferred Stock Purchase Rights as a dividend at the rate of one Right for each share of our common stock held by stockholders of record as of December 31, 1990. The Board of Directors also authorized the issuance of Rights for each share of common stock issued after the record date, until the occurrence of certain specified events. The Shareholder Rights Plan was adopted to provide protection to stockholders in the event of an unsolicited attempt to acquire us. As a result of stock splits, each share of common stock now has associated with it one-sixth of a Right.

The Rights are not exercisable until the earlier of: (1) ten days (or such later date as may be determined by the Board of Directors) following an announcement that a person or group has acquired beneficial ownership of 15% of our common stock or (2) ten days (or such later date as may be determined by the Board of Directors) following the announcement of a tender offer which would result in a person or group obtaining beneficial ownership of 15% or more of our outstanding common stock, subject to certain exceptions (the earlier of such dates being called the Distribution Date). The Rights are initially exercisable for one-six thousand seven hundred fiftieth of a share of our Series A Junior Participating Preferred Stock at a price of $125 per one-six thousand seven hundred fiftieth of a share, subject to adjustment. However, if: (1) after the Distribution Date we are acquired in certain types of transactions, or (2) any person or group (with limited exceptions) acquires beneficial ownership of 15% of our common stock, then holders of Rights (other than the 15% holder) will be entitled to receive upon exercise of the Right, common stock (or in case we are completely acquired, common stock of the acquirer) having a market value of two times the exercise price of the Right.

We are entitled to redeem the Rights, for $0.00148 per Right, at the discretion of the Board of Directors, until certain specified times. We may also require the exchange of Rights, at a rate of one and one-half shares of common stock, for each Right, under certain circumstances. We also have the ability to amend the Rights, subject to certain limitations.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Accumulated Other Comprehensive Income

The following table summarizes the components of accumulated other comprehensive income, net of income taxes:

	May 31,
(in millions)	2005	2004	2003
Foreign currency translation adjustment	$301	$190	$115
Unrealized loss on derivatives	(51)	(37)	(14)
Unrealized gain on investments	9	3	26
Minimum benefit plan liability adjustment	(16)	—	—

Accumulated other comprehensive income	$243	$156	$127

Settlement of Forward Contract

In fiscal 1998, we entered into a forward contract to sell 36.0 million shares of our common stock at $4.42 per share plus accretion, subject to adjustments over time. The forward contract had a stated maturity of February 13, 2003 and was accounted for as an equity instrument. The forward contract collateralized our master lease facility that provided for the construction or purchase of up to $182.0 million of property and improvements to be leased by us. In fiscal 2003, we settled the forward contract with a cash payment of $166.3 million, which was recorded as a reduction to additional paid in capital, and exercised an option to purchase the leased properties for approximately $168.3 million.

9.	INCOME TAXES

The following is a geographical breakdown of income before the provision for income taxes:

	Year Ended May 31,
(in millions)	2005	2004	2003
Domestic	$1,956	$2,114	$1,925
Foreign	2,095	1,831	1,500

Total	$4,051	$3,945	$3,425

The provision for income taxes consists of the following:

	Year Ended May 31,
(Dollars in millions)	2005	2004	2003
Current provision:
Federal	$624	$701	$546
State	135	77	100
Foreign	472	428	382

Total current provision	1,231	1,206	1,028

Deferred provision (benefit):
Federal	(11)	9	120
State	(24)	48	(15)
Foreign	(31)	1	(15)

Total deferred provision (benefit)	(66)	58	90

Total provision for income taxes	$1,165	$1,264	$1,118

Effective income tax rate	28.8%	32.0%	32.6%

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The provision for income taxes differs from the amount computed by applying the federal statutory rate to our income before provision for income taxes as follows:

	Year Ended May 31,
(in millions)	2005	2004	2003
Tax provision at statutory rate	$1,418	$1,381	$1,199
Foreign earnings at other than United States rates	(380)	(260)	(214)
State tax expense, net of federal benefit	66	81	68
Dividend pursuant to American Jobs Creation Act of 2004	121	—	—
Settlement of audits and expiration of statutes	(131)	—	(24)
Other	71	62	89

Provision for income taxes	$1,165	$1,264	$1,118

The components of the deferred tax assets and liabilities consist of the following:

	May 31,
(in millions)	2005	2004
Deferred tax liabilities:
Unrealized gain on stock	$(130)	$(130)
Unremitted earnings of foreign subsidiaries	(27)	(19)
Acquired intangibles	(1,251)	—
Other	(10)	(14)

Total deferred tax liabilities	(1,418)	(163)
Deferred tax assets:
Accruals and allowances	343	207
Employee compensation and benefits	215	90
Depreciation and amortization	56	46
Tax credit and net operating loss carryforwards	264	15
Differences in timing of revenue recognition and other	80	118

Total deferred tax assets	958	476
Valuation allowance	(44)	—

Net deferred tax (liability) asset	$(504)	$313

Recorded as:
Current deferred tax assets	$486	$301
Non-current deferred tax assets	32	92
Current deferred tax liabilities	(12)	(21)
Non-current deferred tax liabilities	(1,010)	(59)

Net deferred tax asset	$(504)	$313

We provide for United States income taxes on the earnings of foreign subsidiaries unless they are considered indefinitely reinvested outside the United States. At May 31, 2005, the cumulative earnings upon which United States income taxes have not been provided for were approximately $2.2 billion. If these earnings were repatriated in the United States, they would generate foreign tax credits that would reduce the federal tax liability associated with the foreign dividend. Assuming a full utilization of the foreign tax credits, the potential deferred tax liability for these earnings would be approximately $500 million. In fiscal 2005, we repatriated $3.1 billion of the earnings of foreign subsidiaries in accordance with the American Jobs Creation Act of 2004 and

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

recorded a federal tax expense of $118 million and a state tax expense (net of federal tax benefit) of $3 million. We repatriated the maximum amount available for repatriation under the American Jobs Creation Act of 2004.

The Internal Revenue Service has examined our federal income tax returns for all years through 1999 without any material adjustment of taxes due. The IRS is currently examining our federal income tax returns for 2000 through 2003. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations. We are also under examination by numerous state and non-US tax authorities. We believe that we have adequately provided for any reasonably foreseeable outcome related to these audits.

The valuation allowance increased from zero at May 31, 2004, to $44 million at May 31, 2005. The increase is attributable to acquired deferred tax assets of PeopleSoft, principally state and foreign net operating loss carryforwards. Any subsequent reduction of this valuation allowance, and the recognition of the associated tax benefits will be applied first to reduce goodwill and then intangible assets established pursuant to the acquisition of PeopleSoft.

At May 31, 2005, we had federal net operating loss carryforwards of approximately $365 million. These losses expire in various years between 2016 and 2025, and are subject to limitations on their utilization. We have state net operating loss carryforwards of approximately $364 million, which expire between 2006 and 2025, and are subject to limitations on their utilization. We have net operating loss carryforwards in certain foreign jurisdictions of approximately $95 million, which expire in various years. We have tax credit carryforwards of approximately $76 million, which are subject to limitations on their utilization. Approximately $39 million of these tax credit carryforwards are not currently subject to expiration dates. The remainder, approximately $37 million, expires in various years between 2013 and 2025.

Our intercompany transfer pricing is currently being reviewed by the IRS and by foreign tax jurisdictions and will likely be subject to additional audits in the future. We previously negotiated two Advance Pricing Agreements with the IRS that cover many of our intercompany transfer pricing issues and preclude the IRS from making a transfer pricing adjustment within the scope of these agreements. The agreements, however, are only effective through May 31, 2001, do not cover all elements of our intercompany transfer pricing issues and do not bind tax authorities outside the United States. We are currently negotiating bilateral and unilateral Advance Pricing Agreements to cover the periods from June 1, 2001 through May 31, 2006.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

10.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan using the treasury stock method, and with respect to fiscal 2003, a forward contract to sell 36.0 million shares of our common stock that was settled on October 31, 2002. The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended May 31,
(in millions, except per share data)	2005	2004	2003
Net income	$2,886	$2,681	$2,307

Weighted average common shares outstanding	5,136	5,215	5,302
Dilutive effect of employee stock plans	95	111	110
Dilutive effect of forward contract	—	—	6

Dilutive weighted average common shares outstanding	5,231	5,326	5,418

Basic earnings per share	$0.56	$0.51	$0.44
Diluted earnings per share	$0.55	$0.50	$0.43
Anti-dilutive stock options excluded from calculation(1)	141	132	115
(1)	These weighted shares relate to anti-dilutive stock options and could be dilutive in the future. See Note 7 for information regarding the prices of our outstanding, unexercised options.

11.	CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash and cash equivalents consist primarily of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less. Marketable securities primarily consist of commercial paper, corporate notes and Unites States government agency notes. In accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and based on our intentions regarding these instruments, we classify certain of our debt securities as available-for-sale and account for these investments at market value. We classify all of our other investments in debt securities as held-to-maturity and account for these investments at amortized cost.

The amortized principal amount of cash and cash equivalents at May 31, 2005 and 2004 was $3.9 billion and $4.1 billion and the weighted average interest rates were 2.32% and 1.97%, respectively.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The table below presents the amortized principal amount for our held-to-maturity investments and the market value of our available-for-sale investments, maturities and major security type for our investments in marketable securities.

	May 31, 2005			May 31, 2004
(in millions)	Held-to- Maturity(1)	Available- for-Sale(1)	Total	Held-to- Maturity(1)	Available- for-Sale(1)	Total
Marketable securities (within 1 year)	$578	$330	$908	$3,983	$466	$4,449
Marketable securities (1 – 2 years)(2)	—	12	12	—	—	—

Total investments	$578	$342	$920	$3,983	$466	$4,449

Debt securities issued by U.S. Treasury and other U.S. governmental entities	$—	$14	$14	$917	$—	$917
Debt securities issued by states of the United States and political subdivisions of the states	—	131	131	—	—	—
Corporate and other debt securities	578	197	775	3,066	466	3,532

Total	$578	$342	$920	$3,983	$466	$4,449

(1)	The original cost of our marketable securities approximates fair value.
(2)	Included in other assets in the accompanying consolidated balance sheets.

We have entered into securities lending agreements with a financial institution whereby investments in debt securities are loaned and are secured by collateral in the form of cash or other securities. At May 31, 2005 and 2004, total loaned securities were $0 and $572.5 million and remain in marketable securities in the accompanying consolidated balance sheets. The fair values of the collateral, which exceeded the book values of the loaned securities at May 31, 2004, are not recorded as assets or liabilities in the accompanying consolidated balance sheets because we do not have the right to repledge or sell the collateral.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

12.	INVESTMENTS IN EQUITY SECURITIES

In accordance with Statement 115 and based on our intentions regarding these instruments, we classify all marketable equity securities as available-for-sale. Marketable equity securities are included in intangible assets in the accompanying consolidated balance sheets and all unrealized holding gains (losses) are reflected net of tax in stockholders’ equity. If we determine that an investment has an other than temporary decline in fair value, generally defined as when our cost basis exceeds the fair value for approximately six months, we recognize the investment loss in non-operating income, net in the accompanying consolidated statements of operations. We periodically evaluate our investments to determine if impairment charges are required.

The net carrying value of our equity securities as of May 31, 2005, 2004 and 2003 was $60 million, $60 million and $155 million, respectively. Unrealized gains in stockholders’ equity, net of tax associated with these equity securities were $6 million, $2 million and $26 million for fiscal 2005, 2004 and 2003, respectively.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

In fiscal 2004, we sold all of our common stock in Liberate Technologies to a third-party for approximately $83.5 million and recognized a $35.4 million gain on the sale. We previously recorded impairment charges relating to other than temporary declines in the fair value of our investment in Liberate Technologies of $87.1 million in fiscal 2003. We concluded that our investment was other than temporarily impaired because our cost basis exceeded the publicly traded market value of the Liberate Technologies common stock for approximately six months.

In fiscal 2005, 2004 and 2003, we recognized $1.0 million, $13.0 million and $23.9 million of impairment losses related to our other investments, which include investments in privately held companies, venture funds and publicly traded companies. We determined that the decreases in the fair value of these investments were other than temporary based upon the financial condition and near term prospects of the underlying investees, changes in the market demand for technology being sold or developed by the underlying investees and our intent regarding providing future funding to the underlying investees.

13.	DERIVATIVE FINANCIAL INSTRUMENTS

FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. We use derivatives to manage foreign currency and interest rate risk.

Net Investment Hedges

Periodically, we hedge the net assets of certain international subsidiaries (net investment hedges) using foreign currency forward contracts to offset the translation and economic exposures related to our investments in these subsidiaries. We measure the ineffectiveness of net investment hedges by using the changes in spot exchange rates because this method reflects our risk management strategies, the economics of those strategies in our financial statements and better manages interest rate differentials between different countries. Under this method, the change in fair value of the forward contract attributable to the changes in spot exchange rates (the effective portion) is reported in stockholders’ equity to offset the translation results on the net investments. The remaining change in fair value of the forward contract (the ineffective portion) is recognized in non-operating income, net.

Net losses on investment hedges reported in stockholders’ equity were $23.1 million, $38.4 million and $44.7 million in fiscal 2005, 2004 and 2003, respectively. The net gain on investment hedges reported in non-operating income, net were $13.6 million, $7.5 million and $8.9 million in fiscal 2005, 2004 and 2003, respectively.

At May 31, 2005, we had one net investment hedge in Japanese Yen. The Yen investment hedge minimizes currency risk arising from net assets held in Yen as a result of equity capital raised during the initial public offering and secondary offering of Oracle Japan. The fair value of our Yen investment hedge was $0.5 million and $1.4 million as of May 31, 2005 and 2004. The Yen investment hedge has a notional amount of $615.5 million and an exchange rate of 107.23 Yen for each United States dollar.

Foreign Currency Forward Contracts

We transact business in various foreign currencies and have established a program that primarily utilizes foreign currency forward contracts to offset the risk associated with the effects of certain foreign currency exposures. Under this program, increases or decreases in our foreign currency exposures are offset by gains or

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

losses on the forward contracts, to mitigate the possibility of foreign currency transaction gains or losses. These foreign currency exposures typically arise from intercompany sublicense fees and other intercompany transactions. Our forward contracts generally have terms of 90 days or less. We do not use forward contracts for trading purposes. All outstanding foreign currency forward contracts used in this program are marked to market at the end of the period with unrealized gains and losses included in non-operating income, net. Our ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature. Net foreign exchange transaction losses included in non-operating income, net in the accompanying consolidated statements of operations were $27.2 million, $20.9 million and $1.0 million in fiscal 2005, 2004 and 2003, respectively. The fair values of foreign currency forward contracts were not individually significant and approximated $0.2 million and $(0.7) million as of May 31, 2005 and 2004. These amounts are included in other assets in the accompanying consolidated balance sheets.

Interest Rate Swap

We have $150 million in 6.91% senior notes due in February 2007. In February 2002, we entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with these senior notes so that the interest payable on the senior notes effectively becomes variable based on the three month LIBOR set quarterly until maturity. The notional amount of the interest rate swap and the termination date match the principal amounts and maturity date of the outstanding senior notes. Our interest rate swap reduced the effective interest rate on our 6.91% senior notes to 5.23% as of May 31, 2005. The fair value of the interest rate swap was $3.1 million and $7.2 million at May 31, 2005 and May 31, 2004 and is included in other assets in the accompanying consolidated balance sheets.

14.	PROPERTY

Property consisted of the following:

		May 31,
(in millions)	Estimated Useful Lives	2005	2004
Computer and network equipment	2-5 years	$1,121	$1,091
Buildings and improvements	2-40 years	1,242	1,051
Furniture and fixtures	3-10 years	356	340
Land	—	202	162
Automobiles	5 years	8	9
Land and buildings held for sale		94	—

Total property	2-40 years	3,023	2,653
Accumulated depreciation		(1,581)	(1,585)

Property, net		$1,442	$1,068

As part of our restructuring and integration activities in fiscal 2005, we have vacated owned property sites that are actively being marketed for disposal within the next year. The carrying value of these properties was approximately $94 million as of May 31, 2005.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

15.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill as of May 31, 2005 and 2004 are as follows:

(in millions)	New Software Licenses	Software License Updates and Product Support	Services	Other(1)	Total
Beginning balance as of June 1, 2003	$8	$7	$2	$—	$17
Other acquisition goodwill	12	10	2	—	24

Ending balance as of May 31, 2004	$20	$17	$4	$—	$41

Beginning balance as of June 1, 2004	$20	$17	$4	$—	$41
PeopleSoft acquisition goodwill	1,200	4,846	441	—	6,487
Other acquisition goodwill	—	—	—	475	475

Ending balance as of May 31, 2005(2)	$1,220	$4,863	$445	$475	$7,003

(1)	Represents preliminary goodwill associated with fourth quarter fiscal 2005 acquisitions, primarily Retek, that will be allocated to operating segments upon finalization of our intangible asset valuations in the first quarter of fiscal 2006.
(2)	All goodwill is not deductible for tax purposes.

Intangible assets at May 31, 2005 consisted of the following:

(in millions)	Useful Life	Gross	Accumulated Amortization	Net Book Value
Software support agreements and related relationships	10 years	$2,124	$(88)	$2,036
Developed technology	5 years	800	(127)	673
Core technology	5 years	368	(30)	338
Customer relationships	10 years	257	(11)	246
Trademarks	7 years	84	(4)	80

Total intangible assets at May 31, 2005		$3,633	$(260)	$3,373

Intangible assets at May 31, 2004 consisted of the following:

(in millions)	Gross	Accumulated Amortization	Net Book Value
Developed technology	$88	$(49)	$39

Total intangible assets at May 31, 2004	$88	$(49)	$39

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The total amortization expense related to intangible assets was $219 million, $36 million and $43 million in fiscal 2005, 2004 and 2003. Estimated future amortization expense related to intangible assets is as follows:

(in millions)	Year Ended May 31,
2006	$478
2007	473
2008	464
2009	464
2010	380
Thereafter	1,114

Total	$3,373

16.	SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We are organized geographically and by line of business. While our Chief Executive Officer evaluates results in a number of different ways, the line of business management structure is the primary basis for which the allocation of resources and financial results are assessed. We are organized into two businesses, which are further organized into five operating segments. Our software business is comprised of two operating segments: (1) new software licenses and (2) software license updates and product support. Our services business is comprised of three operating segments: (1) consulting, (2) advanced product services and (3) education.

The new software license line of business is engaged in the licensing of database and middleware software as well as applications software. Database and middleware software includes database management software, application server software, development tools and collaboration software. Applications software provides enterprise information that enables companies to manage their business cycles and provide intelligence in functional areas such as financials, human resources, maintenance management, manufacturing, marketing, order fulfillment, product lifecycle management, procurement, projects, sales, services and supply chain planning. The software license updates and product support line of business provides customers with rights to unspecified software product upgrades and maintenance releases, internet access to technical content, as well as internet and telephone access to technical support personnel during the support period.

The consulting line of business assists customers in the design, implementation, deployment and upgrade of our database, middleware and applications software. Advanced product services are comprised of Oracle On Demand and advanced product support services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database technology and applications software. Advanced product support services are earned by providing customers configuration and performance analysis, personalized support and annual on-site technical services. The education line of business provides instructor led, media based and internet based training in the use of our database, middleware and applications software.

We do not track our assets by operating segments. Consequently, it is not practical to show assets by operating segments.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

The following table presents a summary of our businesses and operating segments(1):

	Year Ended May 31,
(in millions)	2005	2004	2003
New software licenses:
Revenues(2)	$4,082	$3,533	$3,251
Sales and distribution expenses	2,055	1,716	1,586

Margin(3)	$2,027	$1,817	$1,665
Software license updates and product support:
Revenues(2)	$5,650	$4,529	$3,929
Cost of services	569	508	444

Margin(3)	$5,081	$4,021	$3,485
Total software business:
Revenues(2)	$9,732	$8,062	$7,180
Expenses	2,624	2,224	2,030

Margin(3)	$7,108	$5,838	$5,150

Consulting:
Revenues(2)	$1,796	$1,573	$1,749
Cost of services	1,471	1,273	1,411

Margin(3)	$325	$300	$338
Advanced product services:
Revenues(2)	$307	$267	$260
Cost of services	274	240	195

Margin(3)	$33	$27	$65
Education:
Revenues(2)	$284	$254	$286
Cost of services	215	200	215

Margin(3)	$69	$54	$71
Total services business:
Revenues(2)	$2,387	$2,094	$2,295
Cost of services	1,960	1,713	1,821

Margin(3)	$427	$381	$474

Totals:
Revenues(2)	$12,119	$10,156	$9,475
Expenses	4,584	3,937	3,851

Margin(3)	$7,535	$6,219	$5,624

(1)	For business and management evaluation purposes, the underlying structure of our operating segments change periodically. Segment data related to the prior periods have been reclassified, as required by Statement 131, to conform to the current management organizational structure.
(2)	Operating segment revenues differ from the external reporting classifications due to certain software license products that are classified as service revenues for management reporting purposes. Additionally, software license updates and product support revenues for management reporting include $320 million that were not recognized on the accompanying consolidated statements of operations. See the reconciliation of operating segment revenues to total revenues below.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

(3)	The margins reported reflect only the direct controllable expenses of each line of business and do not represent the actual margins for each operating segment because they do not contain an allocation of product development, information technology, marketing and partner programs, and corporate and general and administrative expenses incurred in support of the lines of business. Additionally, the margins do not reflect the amortization of intangible assets, restructuring costs, acquisition related costs and stock-based compensation.

Reconciliation of operating segment revenues to total revenues

	Year Ended May 31,
(in millions)	2005	2004	2003
Total revenues for reportable segments	$12,119	$10,156	$9,475
Software license updates and product support revenues	(320)	—	—

Total revenues	$11,799	$10,156	$9,475

As a result of the acquisition of PeopleSoft and other businesses, we recorded adjustments to reduce support obligations assumed in business acquisitions to their estimated fair value at the acquisition dates. Software license updates and product support revenue related to support contracts in the amount of $320 million that would have been otherwise recorded by PeopleSoft and other acquired businesses as independent entities, was not recognized in fiscal 2005. As customers renew these support contracts, we will recognize the full value of the support contracts as deferred revenues and recognize the related revenue ratably over the contract period.

Reconciliation of operating segment margin to income before provision for income taxes

	Year Ended May 31,
(in millions)	2005	2004	2003
Total margin for reportable segments	$7,535	$6,219	$5,624
Software license updates and product support revenues	(320)	—	—
Product development and information technology expenses	(1,771)	(1,537)	(1,435)
Marketing and partner program expenses	(378)	(348)	(345)
Corporate and general and administrative expenses	(438)	(378)	(321)
Amortization of intangible assets	(219)	(36)	(43)
Acquisition related	(208)	(54)	—
Restructuring	(147)	—	—
Acquisition related stock-based compensation	(25)	—	—
Interest expense	(135)	(21)	(16)
Non-operating income, net	157	100	(39)

Income before provision for income taxes	$4,051	$3,945	$3,425

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Geographic information

Disclosed in the table below is geographic information for any subsidiary comprising greater than three percent of total revenues.

	Year Ended May 31,
	2005		2004		2003
(in millions)	Revenues	Long Lived Assets(1)	Revenues	Long Lived Assets(1)	Revenues	Long Lived Assets(1)
United States	$4,943	$1,427	$4,358	$927	$4,297	$945
United Kingdom	1,014	112	841	115	756	97
Japan	796	43	746	41	720	39
Germany	579	6	513	7	466	10
France	442	15	371	15	344	17
Other foreign countries	4,025	197	3,327	150	2,892	232

Total	$11,799	$1,800	$10,156	$1,255	$9,475	$1,340

(1)	Long lived assets excludes goodwill, intangible assets and deferred taxes, which are not allocated to specific geographic locations as it is impracticable to do so.

17.	PEOPLESOFT CUSTOMER ASSURANCE PROGRAM

In June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP.” The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of our acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should we fail to take certain business actions for a fixed period of time subsequent to the Acquisition. The payment is fixed at an amount generally between two and five times the license and first year support fees paid to PeopleSoft in the applicable license transaction. PeopleSoft customers retain rights to the licensed products whether or not the CAP payments are triggered.

PeopleSoft used six different standard versions of the CAP over the 18-month period commencing June 2003. PeopleSoft ceased using the CAP on the Acquisition Date. In general, a customer might argue that a payment is due under the CAP if each of the following events occurs:

•	Either within one year or two years (depending upon the applicable version of the CAP) from the contract effective date, there is an acquisition of PeopleSoft, as specifically described in the version; and

•	Either within two or four years (depending upon the applicable version of the CAP) from the contract effective date, the acquiring company takes any of the following actions:

—	Discontinues or reduces support services.

—	Announces its intention to not provide updates or new releases for PeopleSoft products (Version One of the CAP).

—	Discontinues licensing PeopleSoft products to new or (for Versions Two through Six of the CAP) existing customers.

—	Delays the timing of release of updates or new releases compared to the timing of updates and new releases delivered in the release cycle prior to the acquisition (for Versions Two and Three of the CAP).

—	Discontinues providing updates that, for Versions Two through Six of the CAP, are of the same frequency and quality as those delivered (i) by PeopleSoft in the release cycle completed prior to the acquisition or (ii) for Version Six of the CAP only, by Oracle for any comparable products.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

—	Materially reduces the amount of money or resources (for Versions Two and Three of the CAP) allocated to develop updates for the supportable modules or to provide support services below the level spent by PeopleSoft in the 12 months preceding the acquisition.

—	Reduces or limits the ability of the supportable modules to integrate or operate with certain third party products (for Versions Two and Three of the CAP).

•	The customer requests the payment in writing by a specified date. In addition, from the contract date to the date of the request, the customer must have been a continuous, compliant subscriber to support services; and

•	The customer has timely paid for support services in accordance with the terms of the customer’s then-operative software support agreement.

The maximum potential penalty under the CAP, by version, as of May 31, 2005 was as follows:

CAP Version	Dates Offered to Customers(1)		Maximum Potential Penalty (in millions)
	Start Date	End Date
Version 1	June 2003	September 12, 2003	$76	(2)
Version 2	September 12, 2003	September 30, 2003	170
Version 3	September 30, 2003	November 7, 2003	40
Version 4	November 18, 2003	June 30, 2004	1,352
Version 5	June 16, 2004	December 28, 2004	792
Version 6	October 12, 2004	December 28, 2004	1,105

			$3,535

(1)	Some contracts originally submitted to customers prior to these end dates were executed following such dates. The majority of the CAP provisions will expire no later than four years after the contract date.

(2)	As of May 31, 2005, all but two contracts containing Version One of the CAP have expired by their terms. $76 million is the maximum potential payment under the two remaining Version 1 CAP contracts.

The purported CAP obligation was not reflected as a liability on PeopleSoft’s balance sheet as PeopleSoft concluded that it could be triggered only following the consummation of an acquisition. We have concluded that, as of the Acquisition Date, the penalty provisions under the CAP represent a contingent liability of Oracle. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP.

In addition, while no assurance can be given as to the ultimate outcome of litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms.

We are recognizing as revenue, the fair value of acquired PeopleSoft software support contracts on a pro rata basis over the remaining term of software support period, generally less than one year. This is consistent with Oracle’s revenue recognition policy for software support revenues. Post-acquisition customer license transactions for PeopleSoft products do not include CAP provisions. The timing of revenue recognition for post-acquisition license and software support renewal transactions will not be affected by Oracle’s acquisition of PeopleSoft and the assumption of the purported CAP obligations. The CAP provisions will not impact the timing of recognition of post-acquisition license or software support renewal revenues for the following reasons:

•	The contingent CAP penalty is definitively capped as of the purchase date of the respective PeopleSoft licenses on a customer by customer basis and will not subsequently increase as a result of any post-acquisition renewals of software support by the customer.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

•	The CAP language itself does not serve to create an obligation on the part of Oracle to provide a specified upgrade to any customers that purchased licenses subject to the CAP. We have publicly stated that customers will receive updates for as long as they continue to purchase software support and that we intend to provide a level of support services that would not trigger the penalty provisions under the requirements of the various CAP’s. We provide software license updates on a when-and-if available basis to those customers who have purchased support.

•	Recording software support revenue over the term of the software support arrangements (generally one year) will result in the recognition of post-acquisition maintenance revenues from former PeopleSoft customers based upon the fair value of the services rendered (as determined by the optional renewal of these services) and would properly match the maintenance revenue with the associated costs of providing any upgrades and support services.

18.	GUARANTEES

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements. Certain of our software license agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements.

Our software license agreements also generally include a warranty that our software products will substantially operate as described in the applicable program documentation for a period of one year after delivery. We also warrant that services we perform will be provided in a manner consistent with industry standards for a period of 90 days from performance of the service. To date, we have not incurred any material costs associated with these warranties.

19.	LEASE COMMITMENTS

We lease certain facilities and furniture and equipment under operating leases. As of May 31, 2005, future minimum annual operating lease payments and future minimum payments to be received from non-cancellable subleases were as follows:

(in millions)	Year Ended May 31,
2006	$157
2007	134
2008	102
2009	85
2010	66
Thereafter	116

Future minimum operating lease payments	660
Less: Minimum payments to be received from non-cancellable subleases	(95)

Total, net	$565

Rent expense was $173.8 million, $192.3 million and $192.6 million for fiscal years 2005, 2004 and 2003, respectively, net of sublease income of approximately $10.1 million, $10.3 million and $12.0 million, respectively. Certain lease agreements contain renewal options providing for an extension of the lease term.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

20.	BENEFIT PLANS

We offer various defined contribution plans for our U.S. and non-U.S. employees. Total defined contribution plan expense was $146.9 million, $92.3 million and $94.5 million for fiscal years 2005, 2004 and 2003, respectively. In fiscal 2005, we increased the number of plan participants in our defined contribution plans as a result of additional employees from PeopleSoft and other acquisitions as well as an increase in the number of countries that offer defined contribution plans.

In the United States, regular employees can participate in the Oracle Corporation 401(k) Savings and Investment Plan (Oracle 401(k) Plan). Participants can generally contribute up to 40% of their eligible compensation annually as defined by the plan document or by the section 402(g) limit as defined by the Internal Revenue Service. We match a portion of employee contributions, currently up to 6% of compensation each pay period, subject to maximum aggregate matching amounts. Our contributions to the plan, net of forfeitures, were $45.5 million, $32.1 million and $43.9 million in fiscal 2005, 2004 and 2003.

We also offer non-qualified deferred compensation plans to certain key employees whereby they may defer a portion of their annual compensation until retirement or a date specified by the employee in accordance with the plans. As of May 31, 2005, the deferred compensation plan assets of $139 million were included in other assets and the deferred compensation plan liabilities of $139 million were included in other long-term liabilities of the accompanying consolidated balance sheets. As of May 31, 2004, the deferred compensation plan assets and liabilities were $100 million.

21.	RELATED PARTIES

We have entered into transactions with 15 companies over the last three fiscal years in which our Chief Executive Officer, directly or indirectly, has a controlling interest. These companies purchased software and services for $4.1 million, $2.1 million and $1.9 million during fiscal 2005, 2004 and 2003, respectively. In addition, we purchased goods and services from three of these companies for $0.8 million, $0.9 million and $2.5 million in fiscal 2005, 2004 and 2003, respectively. The goods and services purchased from these companies related to computers, consulting, training services and aircraft rental.

In fiscal 2004 and 2003, we recorded royalty revenues of $1.0 million and $1.3 million, respectively, from a company in which our Chief Executive Officer holds a controlling interest and which was permitted to sell its hosted business management applications solutions under the brand name Oracle Small Business Suite. We assisted this company’s efforts to penetrate the small business market by incurring $0.3 million and $1.6 million in marketing expense in fiscal 2004 and 2003, respectively, promoting the Oracle Small Business Suite. In the fourth quarter of fiscal 2004, we terminated the revenue sharing agreement with this company.

In fiscal 2005, 2004 and 2003, we received $0.6 million, $0.9 million and $0.6 million, respectively, for purchases of software and services from two companies affiliated with two other members of our Board of Directors who are executive officers of such companies.

The Independent Committee of our Board of Directors has reviewed and approved all individual transactions greater than $60,000.

22.	LEGAL PROCEEDINGS

Securities Class Action

Stockholder class actions were filed in the United States District Court for the Northern District of California against us and our Chief Executive Officer on and after March 9, 2001. Between March 2002 and March 2003, the court dismissed plaintiffs’ consolidated complaint, first amended complaint and a revised

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

second amended complaint. The last dismissal was with prejudice. On September 1, 2004, the United States Court of Appeals for the Ninth Circuit reversed the dismissal order and remanded the case for further proceedings. The revised second amended complaint named our Chief Executive Officer, our then Chief Financial Officer (who currently is Chairman of our Board of Directors) and a former Executive Vice President as defendants. This complaint was brought on behalf of purchasers of our stock during the period from December 14, 2000 through March 1, 2001. Plaintiffs alleged that the defendants made false and misleading statements about our actual and expected financial performance and the performance of certain of our applications products, while certain individual defendants were selling Oracle stock in violation of federal securities laws. Plaintiffs further alleged that certain individual defendants sold Oracle stock while in possession of material non-public information. Plaintiffs also allege that the defendants engaged in accounting violations. Currently, the parties are conducting discovery. Trial has been set for September 11, 2006. Plaintiffs seek unspecified damages plus interest, attorneys’ fees and costs, and equitable and injunctive relief. We believe that we have meritorious defenses against this action, and we will continue to vigorously defend it.

Derivative Litigation

Stockholder derivative lawsuits were filed in the Court of Chancery in the State of Delaware in and for New Castle County on and after March 12, 2001. A revised amended consolidated complaint was filed in the Delaware action on October 9, 2001 (the Delaware Derivative Action). During the same period, similar stockholder derivative lawsuits were filed in the Superior Court of the State of California, County of San Mateo and County of Santa Clara. A consolidated amended complaint was filed in San Mateo Superior Court on January 28, 2002 (the San Mateo Derivative Action). On March 15, 2002, a similar derivative suit was filed in the United States District Court for the Northern District of California (the Federal Derivative Action). The derivative suits were brought by alleged stockholders of Oracle, purportedly on our behalf, against some of our current and former directors. The derivative plaintiffs alleged that these directors breached their fiduciary duties to us, abused their control, mismanaged Oracle, unjustly enriched themselves, committed constructive fraud and breached contracts with us, by making or causing to be made alleged misstatements about our revenue, growth and the performance of certain of our applications products, while certain officers and directors allegedly sold Oracle stock based on material, non-public information and by taking actions that resulted in our being sued in the federal stockholder class actions. The derivative plaintiffs seek compensatory and other damages, disgorgement of profits, treble damages and other relief. On November 24, 2004, the Delaware Court issued an opinion granting summary judgment in favor of the remaining defendants. On April 13, 2005, the Delaware Supreme Court unanimously upheld Court of Chancery’s grant of summary judgment.

Regarding the San Mateo Action, on April 18, 2003, the San Mateo Court dismissed plaintiffs’ claim for breach of contract. On December 8, 2003, the San Mateo Court approved plaintiffs’ request in the San Mateo Derivative Action to dismiss all defendants other than our Chief Executive Officer and our then Chief Financial Officer. On June 6, 2005, the San Mateo Court signed a stipulated order, dismissing our former Chief Financial Officer from the case. On June 9, 2005, our Chief Executive Officer brought a motion for summary judgment. A hearing is scheduled for July 29, 2005. A trial date has been set for September 1, 2005.

On March 5, 2004, the Northern District Court issued an order dismissing all defendants other than our Chief Executive Officer and then Chief Financial Officer from the Federal Derivative Action. The Federal Derivative Action has been stayed by stipulation of the parties. Any party may terminate the stay with 30 days written notice.

ORACLE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

May 31, 2005

Litigation Related to the PeopleSoft Acquisition

In connection with our unsolicited offer for PeopleSoft, we were involved in several legal proceedings, most of which have been resolved or are in the process of being resolved:

•	Antitrust litigation brought against us by the U.S. Department of Justice and numerous states concluded in September 2004 with a final judgment in our favor, and the governments concluded not to appeal this judgment.

•	We sued PeopleSoft and its board of directors in Delaware Chancery Court in June 2003, alleging breach of fiduciary duty and other claims. After the merger, this action was dismissed with prejudice.

•	In June 2003, J.D. Edwards filed suit against us in state court in Colorado and California, and PeopleSoft filed suit against us in state court in California. Both companies alleged a variety of claims, including interference with contract and interference with prospective economic relations. These claims were dismissed with prejudice after the merger, along with our cross-complaint against PeopleSoft and its board of directors.

•	Stockholder class actions were filed in Delaware Chancery Court on and after June 6, 2003 against PeopleSoft and its directors, alleging breach of fiduciary duties in connection with our offer. The actions were subsequently consolidated into a single action (the PeopleSoft Delaware Action). As a result of the merger, the parties have submitted to the Court a proposed dismissal of the PeopleSoft Delaware Action as moot. A hearing to consider any objections to the dismissal of the action as moot has been set for August 11, 2005.

•	Six similar stockholder class action lawsuits were filed in California state court in June 2003. Two of these actions were dismissed as moot, and we expect to seek dismissal of the remaining actions on the same grounds.

Intellectual Property Litigation

Mangosoft, Inc. and Mangosoft Corporation filed a patent infringement action against us in the United States District Court for the District of New Hampshire on November 22, 2002. Plaintiffs alleged that we are willfully infringing U.S. Patent Nos. 6,148,377 (the ‘377 patent) and 5,918,229 (the ‘229 patent), which they claim to own. Plaintiffs seek damages based on our license sales of the Real Application Clusters database option, the 9i and 10g databases, and the Application Server, and seek injunctive relief. We have denied infringement and asserted affirmative defenses and have counterclaimed against plaintiffs for declaratory judgment that the ‘377 and ‘229 patents are invalid, unenforceable and not infringed by us. On May 19, 2004, the court held a claims construction (Markman) hearing, and on September 21, 2004, it issued a Markman order. Discovery closes on July 1, 2005 with dispositive motions to be filed by August 1, 2005. The court has not set a hearing date for dispositive motions or a trial date.

Other Litigation

We are party to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including proceedings and claims that relate to acquisitions we have completed or to companies we have acquired. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these claims or any of the above mentioned legal matters will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

SCHEDULE II

ORACLE CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Beginning Balance	Additions Charged to Operations	Write-offs	Translation Adjustments	Ending Balance
Trade Receivable Allowances
Year Ended:
May 31, 2003	$413	128	(182)	17	$376

May 31, 2004	$376	173	(188)	3	$364

May 31, 2005	$364	197	(300)	8	$269

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 27, 2005.

ORACLE CORPORATION

By:	/s/ JENNIFER L. MINTON

Jennifer L. Minton Senior Vice President, Global Finance and Operations and Chief Accounting Officer

ORACLE CORPORATION

INDEX OF EXHIBITS

Exhibit Number		Exhibit Title
2.01	(1)	Agreement and Plan of Merger dated December 12, 2004 among Oracle Corporation, Pepper Acquisition Corp. and PeopleSoft, Inc.

3.01	(2)	Restated Certificate of Incorporation filed with the Delaware Secretary of State on January 11, 2000

3.02	(3)	Oracle Bylaws, as adopted on October 30, 1986, and amendments dated January 13, 1989 and December 3, 1990

3.04	(3)	Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State on June 5, 2000

3.05	(4)	Certificate of Designations, Series B Preferred Stock dated as of April 25, 2005

4.01	(5)	Indenture between Oracle Corporation and State Street Bank and Trust Company of California, N.A., dated February 24, 1997

4.02	(6)*	Oracle Corporation 1993 Deferred Compensation Plan, as amended and restated as of November 15, 2000

4.03	(7)	Amended and Restated Preferred Shares Rights Agreement, dated as of March 31, 1998

4.04	(8)	Amendment Number One to the Amended and Restated Preferred Shares Rights Agreement, dated March 22, 1999

4.05	(9)	Specimen Certificate of Registrant’s Common Stock

10.01	(6)*	Oracle Corporation Employee Stock Purchase Plan (1992), as amended and restated as of March 22, 2002

10.02	(10)*	Oracle Corporation Amended and Restated 1993 Directors’ Stock Plan, as amended through August 26, 2003

10.04	(11)*	The 1991 Long-Term Equity Incentive Plan, as amended through October 18, 1999

10.05	(12)*	Amendment to the 1991 Long-Term Equity Incentive Plan, dated January 7, 2000

10.06	(13)*	Amendment to the 1991 Long-Term Equity Incentive Plan, dated June 2, 2000

10.07	(14)*	Amended and Restated 2000 Long-Term Equity Incentive Plan, as approved on October 29, 2004

10.08	(15)*	Form of Stock Option Agreements for the 2000 Long-Term Equity Incentive Plan

10.09	(15)*	Form of Stock Option Agreement for Oracle Corporation Amended and Restated 1993 Directors’ Stock Plan

10.10	(15)*	Form of Indemnification Agreement for Directors and Executive Officers

10.11	(15)*	Letter dated September 15, 2004 confirming severance arrangement contained in Offer Letter dated May 14, 2003 to Charles E. Phillips, Jr. and employment agreement dated May 15, 2003

10.12	(15)*	Offer letter dated July 9, 2004 to Harry L. You and employment agreement dated September 16, 2004

10.13	(15)*	Offer letter dated September 7, 2004 to Juergen Rottler and employment agreement dated September 3, 2004

10.14	(14)*	Description of the Fiscal Year 2005 Executive Bonus Plan

10.15	(16)*	Form of Executive Bonus Plan Agreement for the Oracle Executive Bonus Plan, Non-Sales

Exhibit Number		Exhibit Title
10.16	(16)*	Form of Executive Bonus Plan Agreement for the Oracle Executive Bonus Plan, Sales and Consulting

10.17	(16)*	Oracle Corporation 1993 Deferred Compensation Plan, as amended and restated as of November 14, 2003

10.18	(17)	364-Day Term Loan Agreement dated December 28, 2004

10.19	(18)	$3,000,000,000 364-Day Revolving Credit Agreement dated March 18, 2005

10.20	(19)	Form of Dealer Agreement for $3,000,000,000 Commercial Paper Program

10.21	(19)	Issuing and Paying Agency Agreement dated March 23, 2005

10.22	(20)	$700,000,000 Facility Agreement dated May 20, 2005, between Oracle Technology Company and ABN AMRO Bank N.V.

10.23	(21)	Guaranty dated May 20, 2005, by Oracle Corporation for the benefit of ABN AMRO Bank N.V.

10.24	(22)*	Offer letter dated June 20, 2005 to Gregory B. Maffei and employment agreement dated June 21, 2005

16.01	(23)	Letter from Ernst & Young LLP dated May 12, 2005

21.01	(24)	Subsidiaries of the Registrant

23.01		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

31.01		Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Lawrence J. Ellison

31.02		Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Safra A. Catz

32.01		Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

*	Indicates management contract or compensatory plan or arrangement

(1)	Incorporated by reference to the Form 8-K filed on December 14, 2004

(2)	Incorporated by reference to the Form 10-Q filed on January 14, 2000

(3)	Incorporated by reference to the Form 10-K filed on August 28, 2000

(4)	Incorporated by reference to Item 10.22 of the Form 8-K filed on April 25, 2005

(5)	Incorporated by reference to the Form 10-K filed on June 24, 2003

(6)	Incorporated by reference to the Form 10-K filed on July 29, 2002

(7)	Incorporated by reference to the Form 8-A/A filed on March 31, 1998

(8)	Incorporated by reference to the Form 8-A/A filed on March 22, 1999

(9)	Incorporated by reference to the Form 10-K filed on August 10, 2001

(10)	Incorporated by reference to the Form 10-Q filed on December 18, 2003

(11)	Incorporated by reference to Item 10.11 of the Form 10-Q filed on January 14, 2000

(12)	Incorporated by reference to Item 10.09 of the Form 10-K filed on August 28, 2000

(13)	Incorporated by reference to Item 10.10 of the Form 10-K filed on August 28, 2000

(14)	Incorporated by reference to the Form 8-K filed on November 4, 2004

(15)	Incorporated by reference to the Form 10-Q filed on September 17, 2004

(16)	Incorporated by reference to the Form 10-Q filed on December 22, 2004

(17)	Incorporated by reference to the Form 8-K filed on January 3, 2005

(18)	Incorporated by reference to the Form 8-K filed on March 22, 2005

(19)	Incorporated by reference to the Form 8-K filed on March 29, 2005

(20)	Incorporated by reference to Item 10.23 of the Form 8-K filed on May 26, 2005

(21)	Incorporated by reference to Item 10.24 of the Form 8-K filed on May 26, 2005

(22)	Incorporated by reference to Item 10.24 of the Form 8-K filed on June 27, 2005

(23)	Incorporated by reference to the Form 8-K filed on May 12, 2005

(24)	Filed with the initial filing of the Form 10-K on July 1, 2005

Exhibit 23.01

CONSENT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No.s 33-16749, 33-33564, 33-44702, 33-51754, 33-53349, 33-53351, 33-53355, 333-18997, 333-19001, 333-41935, 333-63315, 333-74973, 333-74977, 333-96035, 333-73150, 333-122257, and 333-122396) of our reports dated June 30, 2005, with respect to the consolidated financial statements and schedule of Oracle Corporation, Oracle Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Oracle Corporation included in the Annual Report (Amendment No. 1 to Form 10-K/A) for the year ended May 31, 2005.

/s/    ERNST & YOUNG LLP

San Francisco, California

December 23, 2005

Exhibit 31.01

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Lawrence J. Ellison, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Oracle Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d)	disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Finance and Audit Committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 27, 2005	By:	/s/ LAWRENCE J. ELLISON
Lawrence J. Ellison Chief Executive Officer and Director

Exhibit 31.02

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Safra A. Catz, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Oracle Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d)	disclosed in this annual report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Finance and Audit Committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 27, 2005	By:	/s/ SAFRA A. CATZ
Safra A. Catz President, Chief Financial Officer and Director

Exhibit 32.01

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

December 27, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being furnished to the Securities and Exchange Commission solely for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and with Section 1350 of Chapter 63 of Title 18 of the United States Code.

Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation, and Safra A. Catz, the President and Chief Financial Officer of Oracle Corporation, each certifies that:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Oracle Corporation.

By:	/s/ LAWRENCE J. ELLISON
Lawrence J. Ellison Chief Executive Officer and Director

By:	/s/ SAFRA A. CATZ
Safra A. Catz President, Chief Financial Officer and Director

ANNEX E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q /A

Amendment No. 1

☒  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended August 31, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 0-14376

Oracle Corporation

(Exact name of registrant as specified in its charter)

Delaware	94-2871189
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification no.)

500 Oracle Parkway

Redwood City, California 94065

(Address of principal executive offices, including zip code)

(650) 506-7000

(Registrant’s telephone number, including zip code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒  NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☒  NO ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The number of shares of registrant’s common stock outstanding as of September 26, 2005 was: 5,151,824,100.

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our quarterly report on Form 10-Q for the period ended August 31, 2005 to modify Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in response to comments we received from the Staff of the Securities and Exchange Commission in connection with our proposed acquisition of Siebel Systems, Inc.

The changes to our MD&A (1) quantify the effect our January 2005 acquisition of PeopleSoft, Inc. had on our revenues and (2) remove non-GAAP Net Income and non-GAAP Earnings Per Share Diluted data, which eliminated purchase accounting adjustments and other significant expenses incurred in connection with acquisitions. We direct readers to the cautionary note regarding our quantification of the PeopleSoft acquisition’s effect on our revenues and our presentation of supplemental disclosure related to acquisition accounting contained in the introductory paragraph under the caption “Results of Operations.”

ORACLE CORPORATION

FORM 10-Q QUARTERLY REPORT

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

ORACLE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

As of August 31, 2005 and May 31, 2005

(Unaudited)

(in millions, except per share data)	August 31, 2005	May 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$3,790	$3,894
Marketable securities	842	877
Trade receivables, net of allowances of $260 and $269	1,651	2,570
Other receivables	196	330
Deferred tax assets	476	486
Prepaid expenses and other current assets	234	291

Total current assets	7,189	8,448

Non-current assets:
Property, net	1,404	1,442
Intangible assets, net	3,340	3,373
Goodwill	7,215	7,003
Deferred tax assets	32	32
Other assets	416	389

Total non-current assets	12,407	12,239

Total assets	$19,596	$20,687

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$1,522	$2,693
Accounts payable	228	230
Income taxes payable	706	904
Accrued compensation and related benefits	630	923
Accrued restructuring	117	156
Deferred revenues	2,630	2,289
Deferred tax liabilities	6	12
Other current liabilities	708	856

Total current liabilities	6,547	8,063

Non-current liabilities:
Notes payable and long-term debt, net of current portion	157	159
Deferred tax liabilities	978	1,010
Accrued restructuring	107	120
Deferred revenues	108	126
Other long-term liabilities	368	372

Total non-current liabilities	1,718	1,787

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value—authorized: 1.0 shares; outstanding: none	—	—
Common stock, $0.01 par value and additional paid in capital—authorized: 11,000 shares; outstanding: 5,149 shares at August 31, 2005 and 5,145 shares at May 31, 2005	6,792	6,596
Retained earnings	4,334	4,043
Deferred compensation	(37)	(45)
Accumulated other comprehensive income	242	243

Total stockholders’ equity	11,331	10,837

Total liabilities and stockholders’ equity	$19,596	$20,687

See notes to condensed consolidated financial statements.

ORACLE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended August 31, 2005 and 2004

(Unaudited)

	Three Months Ended August 31,
(in millions, except per share data)	2005	2004
Revenues:
New software licenses	$629	$563
Software license updates and product support	1,502	1,176

Software revenues	2,131	1,739
Services	637	476

Total revenues	2,768	2,215

Operating expenses:
Sales and marketing	615	480
Software license updates and product support	161	136
Cost of services	562	419
Research and development	400	303
General and administrative	156	124
Amortization of intangible assets	123	9
Acquisition related	28	29
Restructuring	11	—

Total operating expenses	2,056	1,500

Operating income	712	715
Interest expense	(21)	(6)
Non-operating income, net	42	29

Income before provision for income taxes	733	738
Provision for income taxes	214	229

Net income	$519	$509

Earnings per share:
Basic	$0.10	$0.10

Diluted	$0.10	$0.10

Weighted-average common shares outstanding:
Basic	5,148	5,154

Diluted	5,244	5,241

See notes to condensed consolidated financial statements.

ORACLE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended August 31, 2005 and 2004

(Unaudited)

	Three Months Ended August 31,
(in millions)	2005	2004
Cash Flows From Operating Activities:
Net income	$519	$509
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	57	44
Amortization of intangible assets	123	9
Deferred income taxes	(46)	(24)
Minority interests in income	8	9
Amortization of stock-based compensation	12	—
In-process research and development	7	—
Net investment gains related to equity securities	(2)	—
Changes in assets and liabilities, net of effects from acquisitions:
Decrease in trade receivables	913	747
Decrease in prepaid expenses and other assets	154	139
Decrease in accounts payable and other liabilities	(451)	(328)
(Decrease) increase in income taxes payable	(172)	39
Increase in deferred revenues	336	270

Net cash provided by operating activities	1,458	1,414

Cash Flows From Investing Activities:
Purchases of investments	(789)	(3,546)
Proceeds from maturities and sale of investments	827	1,923
Acquisitions, net of cash acquired	(309)	—
Capital expenditures	(52)	(34)
Proceeds from sale of property	70	—
Increase in other assets	(2)	(2)

Net cash used for investing activities	(255)	(1,659)

Cash Flows From Financing Activities:
Payments for repurchase of common stock	(250)	(543)
Proceeds from issuance of common stock	158	27
Proceeds from borrowings	5,408	—
Payments of debt	(6,590)	—
Distributions to minority interests	(23)	(26)

Net cash used for financing activities	(1,297)	(542)

Effect of exchange rate changes on cash and cash equivalents	(10)	(2)

Net decrease in cash and cash equivalents	(104)	(789)
Cash and cash equivalents at beginning of period	3,894	4,138

Cash and cash equivalents at end of period	$3,790	$3,349

Non-cash financing transactions:
Fair value of options and stock issued in connection with acquisitions	$31	$12

See notes to condensed consolidated financial statements.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2005

(Unaudited)

1.	BASIS OF PRESENTATION

We have prepared the condensed consolidated financial statements included herein, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, we believe that the disclosures are adequate to ensure the information presented is not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2005.

We believe that all necessary adjustments, which consisted only of normal recurring items, have been included in the accompanying financial statements to present fairly the results of the interim periods. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for our fiscal year ending May 31, 2006. Certain prior period balances have been reclassified to conform to the current period presentation.

2.	STOCK-BASED COMPENSATION PLANS

We issue stock options to our employees and outside directors under stockholder approved stock option programs and provide employees the right to purchase our stock pursuant to employee stock purchase programs. We account for our stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We apply the disclosure provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. For pro forma disclosures, the estimated fair value of the unvested options is amortized using the accelerated expense attribution method over the vesting period, typically four years, and the estimated fair value of the stock purchases is amortized over the six-month purchase period. The following table illustrates the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans under the fair value method of accounting:

	Three Months Ended August 31,
(in millions, except per share data)	2005	2004
Net income, as reported	$519	$509
Add: Employee compensation expense included in net income, net of forfeitures and related tax effects	8	—
Deduct: Stock-based employee compensation expense determined under the fair value based method for new awards, net of forfeitures and related tax effects(1)	(34)	(37)

Pro forma net income	$493	$472

Earnings per share:
Basic—as reported	$0.10	$0.10
Basic—pro forma	$0.10	$0.09
Diluted—as reported	$0.10	$0.10
Diluted—pro forma	$0.09	$0.09

(1)	Includes reversal of unearned stock compensation expense for forfeitures arising from our use of the accelerated expense attribution method, net of related tax effects, of $15.0 million and $3.1 million in the three months ended August 31, 2005 and 2004.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

We estimate the fair value of our options using a Black-Scholes-Merton option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair values of employee and director stock options granted were estimated at the date of grant using the following weighted-average assumptions:

	Three Months Ended August 31,
	2005	2004
Expected life (in years)	3.50-7.50	2.28-6.54
Risk-free interest rate	3.78-4.02%	2.40-3.31%
Volatility	27%	36%
Dividend yield	—	—
Weighted-average fair value of grants	$4.52	$3.44

The fair value of the option component of the employee purchase plan shares was estimated at the date of grant using a Black-Scholes-Merton option-pricing model in the three months ended August 31, 2004 with the following weighted-average assumptions: expected life of 0.5 years, risk-free interest rate of 1.69%, volatility of 37% and dividend yield of 0%. The weighted average fair value of employee purchase plan grants was $3.09 for the three months ended August 31, 2004. We modified the terms of our employee stock purchase plan in April 2005 to eliminate the option component associated with the plan and to reduce the discount from 15% to 5%.

3.	NEW ACCOUNTING PRONOUNCEMENTS

Share-Based Payment:  On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

•	Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We are required to adopt this new standard on June 1, 2006, with early-adoption permitted.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)’s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Note 2 for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123.

Exchanges of Nonmonetary Assets:  On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections:  On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition of a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Amortization Period for Leasehold Improvements:  On June 29, 2005, the FASB ratified the EITF’s Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements. Issue 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in our second quarter of fiscal 2006. We do not believe the adoption of Issue 05-06 will have a material effect on our consolidated financial position, results of operations or cash flows.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

4.	ACQUISITIONS

Fiscal 2006 Acquisitions

During the first quarter of fiscal 2006, we acquired two companies and acquired technology from two additional companies. The aggregate consideration for these four transactions was approximately $351 million, which includes cash paid of $320 million and the fair value of options assumed of $31 million.

We recorded approximately $242 million of goodwill, $91 million of identifiable intangible assets, $11 million of net tangible assets and $7 million of in-process research and development in connection with these acquisitions. We have included the results of operations of these transactions prospectively from the respective dates of the acquisitions. Pro forma financial information for these acquisitions has not been presented, as the effects were not material to our historical consolidated financial statements either individually or in aggregate.

Fiscal 2005 Acquisitions

PeopleSoft, Inc.

Pursuant to our Agreement and Plan of Merger with PeopleSoft Inc., a Delaware corporation, dated December 12, 2004, we acquired approximately 75% and 97% of the outstanding common stock of PeopleSoft (including shares subject to guaranteed delivery) for $26.50 per share in cash as of December 29, 2004 and January 6, 2005, respectively. On January 7, 2005, we completed the merger of our wholly-owned subsidiary with and into PeopleSoft and converted each remaining outstanding share of PeopleSoft common stock not tendered, into a right to receive $26.50 per share in cash, without interest. As of August 31, 2005, $5 million remained payable to PeopleSoft stockholders who had not submitted their shares.

The total purchase price was $11.1 billion, which consisted of $10,576 million in cash paid or payable to acquire the outstanding common stock of PeopleSoft, $492 million for the fair value of options assumed and $12 million in cash for transaction costs. In allocating the purchase price based on estimated fair values, we recorded approximately $6,459 million of goodwill, $3,384 million of identifiable intangible assets, $1,204 million of net tangible assets and $33 million of in-process research and development. The preliminary allocation of the purchase price was based, in part, upon a valuation and our estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to restructuring costs, certain legal matters, income and non-income based taxes and residual goodwill.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of Oracle and PeopleSoft, on a pro forma basis, as though the companies had been combined as of the beginning of the period presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented. The pro forma financial information includes the business combination accounting effect on historical PeopleSoft support revenues, adjustments to depreciation on acquired property, the charge for in-process research and development, amortization charges from acquired intangible assets, stock-based compensation charges for unvested options assumed, Oracle restructuring costs, acquisition and tender offer costs reflected in Oracle’s and PeopleSoft’s historical statements of operations for periods prior to our Agreement and Plan of Merger, adjustments to interest expense and related tax effects.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

The unaudited pro forma financial information combines the historical results for Oracle with the historical results for PeopleSoft for the three months ended August 31, 2004.

(in millions, except per share data)	Three Months Ended August 31, 2004
Total revenues	$2,690
Net income	$200
Basic net income per share	$0.04
Diluted net income per share	$0.04

Retek Inc.

We purchased 5.5 million shares of common stock of Retek Inc., a Delaware Corporation, on March 7 and 8, 2005, through ordinary brokerage transactions at prevailing market prices for a weighted-average price of $8.82 per share. In April and May 2005, we acquired the remaining outstanding common stock of Retek for $11.25 per share, or $584 million.

The total purchase price was $701 million, comprised of $633 million of cash paid to acquire the outstanding common stock of Retek, $32 million of cash paid for outstanding stock options and $36 million of acquisition related transaction costs. In allocating the purchase price based on estimated fair values, we recorded approximately $430 million of goodwill, $133 million of identifiable intangible assets, $131 million of net tangible assets and $7 million of in-process research and development. The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to certain legal matters as well as income and non-income based taxes. Pro forma financial information for Retek has not been presented, as the effects were not material to our consolidated financial statements.

5.	RESTRUCTURING ACTIVITIES

During fiscal 2005, management approved and initiated plans to restructure the pre-merger operations of Oracle, PeopleSoft and Retek to eliminate certain duplicative activities, focus on strategic product and customer bases and reduce our cost structure. We have completed our planned legal-entity mergers, information system conversions and integration of PeopleSoft’s and Retek’s operations.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

Fiscal 2005 Oracle Restructuring Plan

We currently estimate total restructuring costs associated with exiting activities of pre-merger Oracle to approximate $177 million. We have incurred $158 million in restructuring expenses to date, including $11 million in the first quarter of fiscal 2006, and expect to incur the remaining $19 million within the next three months. The remaining Oracle employees that will be terminated under this restructuring plan are subject to final negotiations with local country employee worker councils. Changes to the estimates of executing the currently approved plans of restructuring the pre-merger Oracle organization will be reflected in our future results of operations. The following table reflects the activities of the fiscal 2005 Oracle restructuring plan for the three months ended August 31, 2005, total costs incurred to date and total expected program costs by operating segment:

(in millions)	Accrued Restructuring at May 31, 2005	Three Months Ended August 31, 2005		Accrued Restructuring at August 31, 2005 (3)	Total Costs Incurred to Date	Total Expected Program Costs
		Total Costs Incurred	Cash Payments
Employee severance
New software licenses	$14	$2	$(8)	$8	$38	$44
Software license updates and product support	1	—	—	1	6	8
Consulting	6	1	(4)	3	20	23
On Demand(1)	—	—	—	—	2	4
Education	2	3	(1)	4	6	7
Other (2)	6	5	(1)	10	65	70

Total severance	$29	$11	$(14)	$26	$137	$156

Facilities
New software licenses	$2	$—	$—	$2	$2	$2
Software license updates and product support	1	—	—	1	1	1
Consulting	2	—	—	2	2	2
On Demand(1)	1	—	—	1	1	1
Other(2)	15	—	(1)	14	15	15

Total facilities	$21	$—	$(1)	$20	$21	$21

Total Oracle restructuring	$50	$11	$(15)	$46	$158	$177

(1)	Formerly referred to as advanced product services.
(2)	Other includes severance and facility charges associated with research and development, general and administrative and marketing functions.
(3)	Accrued restructuring of $46 million at August 31, 2005 includes $27 million recorded in accrued restructuring, current and $19 million, related to long-term facilities obligations, recorded in accrued restructuring, non-current in the accompanying condensed consolidated balance sheets.

Fiscal 2005 PeopleSoft and Retek Restructuring Plan

We currently estimate total restructuring costs associated with exiting activities of PeopleSoft and Retek to approximate $403 million. The remaining PeopleSoft employees that will be terminated under this restructuring plan are subject to final negotiations with local country employee worker councils. Estimated restructuring expenses may change as management executes the approved plan. Decreases to the estimates of executing the currently approved plans associated with pre-merger activities of the companies we acquire are recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

expenses thereafter. The following table reflects the activities of the PeopleSoft and Retek restructuring plan for the three months ended August 31, 2005, total costs accrued to date and total expected program costs:

(in millions)	Accrued Restructuring at May 31, 2005	Three Months Ended August 31, 2005			Accrued Restructuring at August 31, 2005(2)	Total Costs Accrued to Date	Total Expected Program Costs
		Adjustments to Reserve(1)	Cash Payments	Translation Adjustments
Severance	$63	$(12)	$(22)	$(1)	$28	$199	$199
Facilities	143	(4)	(9)	(1)	129	156	156
Other	20	9	(8)	—	21	48	48

Total PeopleSoft and Retek restructuring	$226	$(7)	$(39)	$(2)	$178	$403	$403

(1)	Primarily relates to changes in estimates related to severance payments, facility plans and other restructuring obligations relating to the PeopleSoft acquisition.

(2)	Accrued restructuring of $178 million at August 31, 2005 includes $90 million recorded in accrued restructuring, current and $88 million, related to long-term facilities obligations, recorded in accrued restructuring, non-current in the accompanying condensed consolidated balance sheets.

6.	ACQUISITION RELATED CHARGES

Acquisition related charges primarily consist of in-process research and development expenses, integration-related professional services, stock-compensation expenses, personnel related costs for transitional employees as well as costs associated with our tender offer for PeopleSoft prior to the agreement date. Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options.

	Three Months Ended August 31,
(in millions)	2005	2004
In-process research and development	$7	$—
Transitional employee related costs	7	—
Stock-based compensation	3	—
Professional fees	11	29

Total acquisition related charges	$28	$29

7.	BORROWINGS

Borrowings consisted of the following:

(in millions)	August 31, 2005	May 31, 2005
Commercial paper notes with various maturities through November 2005, net of unamortized discount of $4	$996	$1,993
OTC Loan Facility due May 2006	526	700

Short-term borrowings and current portion of long-term debt	1,522	2,693
6.91% senior notes due February 2007	151	153
Notes payable due May 2007	6	6

Notes payable and long-term debt	157	159

Total borrowings	$1,679	$2,852

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

Short-Term Borrowings

In April 2005, we issued and sold unsecured short-term promissory notes with an aggregate principal face value of $2.0 billion (the CP Notes), under our $3.0 billion commercial paper program (CP Program). The CP Notes were issued and sold pursuant to a private placement exemption from the registration requirements under federal and state securities laws. The CP Notes, which were issued at a discount from their principal face value, have various maturities with different yields. The average weighted yield of the CP Notes outstanding at August 31, 2005 is 3.64%. The CP Notes are not redeemable prior to maturity and are not subject to voluntary prepayment.

In May 2005, Oracle Technology Company (OTC), a wholly-owned subsidiary, entered into an unsecured $700 million loan facility (OTC Loan Facility) with ABN AMRO Bank N.V. guaranteed by us. The effective interest rate on the OTC Loan Facility was 4.05% at August 31, 2005. All amounts under the OTC Loan Facility are due in May 2006.

$150 Million Senior Notes

We have $150 million in 6.91% senior notes due in February 2007. In February 2002, we entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with these senior notes so that the interest payable on the senior notes effectively becomes variable based on the three month LIBOR set quarterly until maturity. Our interest rate swap reduced the effective interest rate on the senior notes to 5.76% as of August 31, 2005. The fair value of the interest rate swap was $1.4 million at August 31, 2005 and is included in other assets in the accompanying condensed consolidated balance sheets.

364-Day Revolving Credit Agreement

On March 18, 2005, we entered into a 364-day revolving credit agreement (Credit Agreement). The Credit Agreement is unsecured and provides a $3.0 billion credit facility (Credit Facility) to support any commercial paper we may issue and for working capital and other general corporate purposes. We may borrow, prepay and re-borrow amounts under the Credit Facility at any time under the Credit Agreement. As of August 31, 2005, we had not borrowed any funds against the Credit Agreement.

We were in compliance with all covenants at August 31, 2005, including the requirement in the Credit Facility that our total net debt to total capitalization ratio not exceed 40%.

8.	DEFERRED REVENUES

Deferred revenues consisted of the following:

(in millions)	August 31, 2005	May 31, 2005
Software license updates and product support	$2,366	$1,985
Services	194	225
New software licenses	70	79

Deferred revenues, current	2,630	2,289
Deferred revenues, non-current	108	126

Total deferred revenues	$2,738	$2,415

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

Deferred software license updates and product support revenues represent customer payments made in advance for annual support contracts. Software license updates and product support are typically billed on a per annum basis in advance and revenue is recognized ratably over the support period. The deferred software license updates and product support revenues are typically highest at the end of our first fiscal quarter due to the collection of cash from the large volume of service contracts that are sold or renewed in the fiscal quarter ending in May of each year. Deferred service revenues include prepayments for consulting, On Demand and education services. Revenue for these services is recognized as the services are performed. Deferred new software license revenues typically result from undelivered products or specified enhancements, customer specific acceptance provisions or software license transactions that are not segmentable from consulting services. Deferred revenues, non-current are comprised primarily of deferred software license updates and product support revenues.

In connection with purchase price allocations related to our acquisitions in fiscal 2005 and the first quarter of fiscal 2006, we have estimated the fair values of the support obligations assumed. The estimated fair values of the support obligations assumed were determined using a cost-build up approach. The cost-build up approach determines fair value by estimating the costs relating to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligations. We recorded adjustments to reduce the carrying values of the deferred software license updates and product support revenues assumed by $445 million to $297 million, which represents our estimate of the fair value of the support obligations assumed. As a result, software license updates and product support revenues related to support contracts assumed in business acquisitions in the amount of $139 million, which would have been otherwise recorded by the acquired entities, were not recognized as revenue during the three months ended August 31, 2005. As these underlying support contracts are renewed, we will recognize the revenue for the full value of the support contracts over the remaining term of the contracts, the majority of which are one year.

9.	STOCK REPURCHASE PROGRAM

Our Board of Directors has approved a program to repurchase shares of our common stock to reduce the dilutive effect of our stock option and stock purchase plans. From the inception of the stock repurchase program in 1992 to August 31, 2005, a total of 1.8 billion shares have been repurchased for approximately $20.6 billion. We repurchased 18.1 million shares for $249.7 million and 50.3 million shares for $543.4 million during the quarters ended August 31, 2005 and 2004, respectively. At August 31, 2005, approximately $1.7 billion was available to repurchase shares of our common stock pursuant to the stock repurchase program.

10.	INCOME TAXES

The effective tax rate in all periods is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The provision for income taxes differs from the tax computed at the federal statutory income tax rate due primarily to state taxes and earnings considered as indefinitely reinvested in foreign operations. The effective tax rate was 29.2% and 31.0% for the three months ended August 31, 2005 and 2004, respectively.

The Internal Revenue Service has examined our federal income tax returns for all years through 1999 without any material adjustment of taxes due. The IRS is currently examining our federal income tax returns for 2000 through 2003. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations. We are also under examination by numerous state and non-US tax authorities. We believe that we have adequately provided for any reasonably foreseeable outcome related to these audits.

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

Our intercompany transfer pricing is currently being reviewed by the IRS and by foreign tax jurisdictions and will likely be subject to additional audits in the future. We previously negotiated three unilateral Advance Pricing Agreements with the IRS that cover many of our intercompany transfer pricing issues and preclude the IRS from making a transfer pricing adjustment within the scope of these agreements. However, these agreements, which are effective for fiscal years through May 31, 2006, do not cover all elements of our intercompany transfer pricing issues and do not bind tax authorities outside the United States. We are currently negotiating bilateral Advance Pricing Agreements to cover the periods from June 1, 2001 through May 31, 2006.

11.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding stock options and shares issuable under the employee stock purchase plan using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended August 31,
(in millions, except per share data)	2005	2004
Net income	$519	$509

Weighted-average common shares outstanding	5,148	5,154
Dilutive effect of employee stock plans	96	87

Diluted weighted-average common shares outstanding	5,244	5,241

Basic earnings per share	$0.10	$0.10
Diluted earnings per share	$0.10	$0.10
Shares subject to anti-dilutive options excluded from calculation(1)	109	150

(1)	These weighted-average shares relate to anti-dilutive stock options and could be dilutive in the future.

12.	COMPREHENSIVE INCOME

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities and equity hedge gains and losses that are reflected in stockholders’ equity instead of net income. The following table sets forth the calculation of comprehensive income:

	Three Months Ended August 31,
(in millions)	2005	2004
Net income	$519	$509
Net foreign currency translation (loss) gain	(12)	10
Unrealized gain (loss) on equity securities, net	3	(1)
Equity hedge gain (loss), net	8	(7)

Comprehensive income	$518	$511

ORACLE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

August 31, 2005

(Unaudited)

13.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, which is not deductible for tax purposes, for the three months ended August 31, 2005 were as follows:

(in millions)	New Software Licenses	Software License Updates and Product Support	Services	Other	Total
Balance as of May 31, 2005	$1,220	$4,863	$445	$475	$7,003
Allocation of goodwill(1)	218	164	93	(475)	—
Goodwill acquired	156	67	19	—	242
Goodwill adjustments	(6)	(22)	(2)	—	(30)

Balance as of August 31, 2005	$1,588	$5,072	$555	$—	$7,215

(1)	Represents preliminary goodwill associated with fourth quarter fiscal 2005 acquisitions, primarily Retek, that was allocated to operating segments upon finalization of our intangible asset valuations in the first quarter of fiscal 2006.

The changes in intangible assets for the three months ended August 31, 2005 were as follows:

(in millions)	Intangible Assets, Gross			Accumulated Amortization			Net Book Value		Weighted Average Useful Life
	May 31, 2005	Additions	Aug 31, 2005	May 31, 2005	Expense	Aug 31, 2005	May 31, 2005	Aug 31, 2005
Software support agreements and related relationships	$2,124	$10	$2,134	$(88)	$(54)	$(142)	$2,036	$1,992	10 years
Developed technology	800	65	865	(127)	(42)	(169)	673	696	5 years
Core technology	368	12	380	(30)	(18)	(48)	338	332	5 years
Customer relationships	257	2	259	(11)	(6)	(17)	246	242	10 years
Trademarks	84	1	85	(4)	(3)	(7)	80	78	7 years

Total	$3,633	$90	$3,723	$(260)	$(123)	$(383)	$3,373	$3,340

The total amortization expense related to intangible assets was $123 million and $9 million for the three months ended August 31, 2005 and 2004, respectively. Estimated future amortization expense related to intangible assets is as follows:

(in millions)	Year Ended May 31,
2006 (remainder of fiscal year)	$375
2007	496
2008	486
2009	482
2010	384
Thereafter	1,117

Total	$3,340

ORACLE CORPORATION

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14.	SEGMENT REPORTING

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. We are organized geographically and by line of business. While our Chief Executive Officer evaluates results in a number of different ways, the line of business management structure is the primary basis for which the allocation of resources and financial results are assessed. We are organized into two businesses, which are further organized into five operating segments. Our software business is comprised of two operating segments: (1) new software licenses and (2) software license updates and product support. Our services business is comprised of three operating segments: (1) consulting, (2) On Demand and (3) education.

The new software license line of business is engaged in the licensing of database and middleware software as well as applications software. Database and middleware software includes database management software, application server software, development tools and collaboration software. Applications software provides enterprise information that enables companies to manage their business cycles and provide intelligence in functional areas such as financials, human resources, maintenance management, manufacturing, marketing, order fulfillment, product lifecycle management, procurement, projects, sales, services and supply chain planning. The software license updates and product support line of business provides customers with rights to unspecified software product upgrades and maintenance releases, internet access to technical content, as well as internet and telephone access to technical support personnel during the support period.

The consulting line of business assists customers in the design, implementation, deployment and upgrade of our database, middleware and applications software. On Demand includes Oracle On Demand and Advanced Customer Services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database, middleware and applications software. Advanced Customer Services provide customers configuration and performance analysis, personalized support and annual on-site technical services. The education line of business provides instructor led, media based and internet based training in the use of our database, middleware and applications software.

We do not track our assets by operating segments. Consequently, it is not practical to show assets by operating segments.

ORACLE CORPORATION

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The following table presents a summary of our businesses and operating segments(1):

	Three Months Ended August 31,
(in millions)	2005	2004
New software licenses:
Revenues(2)	$628	$561
Sales and distribution expenses	501	384

Margin(3)	$127	$177
Software license updates and product support:
Revenues	$1,641	$1,176
Cost of services	151	125

Margin(3)	$1,490	$1,051
Total software business:
Revenues(2)	$2,269	$1,737
Expenses	652	509

Margin(3)	$1,617	$1,228
Consulting:
Revenues(2)	$480	$350
Cost of services	412	306

Margin(3)	$68	$44
On Demand:
Revenues (2)	$84	$74
Cost of services	72	61

Margin(3)	$12	$13
Education:
Revenues(2)	$74	$54
Cost of services	54	44

Margin(3)	$20	$10
Total services business:
Revenues(2)	$638	$478
Cost of services	538	411

Margin(3)	$100	$67

Totals:
Revenues(2)	$2,907	$2,215
Expenses	1,190	920

Margin(3)	$1,717	$1,295

(1)	For business and management evaluation purposes, the underlying structure of our operating segments change periodically. Segment data related to the prior periods have been reclassified, as required by Statement 131, to conform to the current management organizational structure.
(2)	Operating segment revenues differ from the external reporting classifications due to certain software license products that are classified as service revenues for management reporting purposes. Additionally, software license updates and product support revenues for management reporting include $139 million that was not recognized on the accompanying condensed consolidated statements of operations. See the reconciliation of operating segment revenues to total revenues below.
(3)	The margins reported reflect only the direct controllable costs and expenses of each line of business and do not represent the actual margins for each operating segment because they do not contain an allocation of product development, information technology, marketing and partner programs, and corporate and general and administrative expenses incurred in support of the lines of business. Additionally, the margins do not reflect the amortization of intangible assets, restructuring costs, acquisition related costs and stock-based compensation.

ORACLE CORPORATION

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Reconciliation of operating segment revenues to total revenues

	Three Months Ended August 31,
(in millions)	2005	2004
Total revenues for reportable segments	$2,907	$2,215
Software license updates and product support revenues	(139)	—

Total revenues	$2,768	$2,215

Reconciliation of operating segment margin to income before provision for income taxes

	Three Months Ended August 31,
(in millions)	2005	2004
Total margin for reportable segments	$1,717	$1,295
Software license updates and product support revenues	(139)	—
Product development and information technology expenses	(466)	(371)
Marketing and partner program expenses	(95)	(82)
Corporate and general and administrative expenses	(130)	(88)
Amortization of intangible assets	(123)	(9)
Acquisition related	(28)	(29)
Restructuring	(11)	—
Stock-based compensation	(9)	—
Interest expense	(21)	(6)
Non-operating income, net	38	28

Income before provision for income taxes	$733	$738

15.	PEOPLESOFT CUSTOMER ASSURANCE PROGRAM

In June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP.” The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of our acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should we fail to take certain business actions for a fixed period of time subsequent to the acquisition of PeopleSoft. The payment is fixed at an amount generally between two and five times the license and first year support fees paid to PeopleSoft in the applicable license transaction. PeopleSoft customers retain rights to the licensed products whether or not the CAP payments are triggered.

ORACLE CORPORATION

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The maximum potential penalty under the CAP, by version, as of August 31, 2005 was as follows:

	Dates Offered to Customers(1)		Maximum Potential Penalty (in millions)
CAP Version	Start Date	End Date
Version 1	June 2003	September 12, 2003	$76	(2)
Version 2	September 12, 2003	September 30, 2003	170
Version 3	September 30, 2003	November 7, 2003	40
Version 4	November 18, 2003	June 30, 2004	1,352
Version 5	June 16, 2004	December 28, 2004	792
Version 6	October 12, 2004	December 28, 2004	1,105

			$3,535

(1)	Some contracts originally submitted to customers prior to these end dates were executed following such dates. The majority of the CAP provisions will expire no later than four years after the contract date.

(2)	As of August 31, 2005, all but two contracts containing Version One of the CAP have expired by their terms. $76 million is the maximum potential payment under the two remaining Version 1 CAP contracts.

The purported CAP obligation was not reflected as a liability on PeopleSoft’s balance sheet as PeopleSoft concluded that it could be triggered only following the consummation of an acquisition. We have concluded that, as of the acquisition date, the penalty provisions under the CAP represent a contingent liability of Oracle. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP. While no assurance can be given as to the ultimate outcome of litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms.

16.	LEGAL PROCEEDINGS

Securities Class Action

Stockholder class actions were filed in the United States District Court for the Northern District of California against us and our Chief Executive Officer on and after March 9, 2001. Between March 2002 and March 2003, the court dismissed plaintiffs’ consolidated complaint, first amended complaint and a revised second amended complaint. The last dismissal was with prejudice. On September 1, 2004, the United States Court of Appeals for the Ninth Circuit reversed the dismissal order and remanded the case for further proceedings. The revised second amended complaint named our Chief Executive Officer, our then Chief Financial Officer (who currently is Chairman of our Board of Directors) and a former Executive Vice President as defendants. This complaint was brought on behalf of purchasers of our stock during the period from December 14, 2000 through March 1, 2001. Plaintiffs alleged that the defendants made false and misleading statements about our actual and expected financial performance and the performance of certain of our applications products, while certain individual defendants were selling Oracle stock in violation of federal securities laws. Plaintiffs further alleged that certain individual defendants sold Oracle stock while in possession of material non-public information. Plaintiffs also allege that the defendants engaged in accounting violations. Currently, the parties are conducting discovery. Trial has been set for September 11, 2006. Plaintiffs seek unspecified damages plus interest, attorneys’ fees and costs, and equitable and injunctive relief. We believe that we have meritorious defenses against this action, and we will continue vigorously to defend it.

ORACLE CORPORATION

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Derivative Litigation

Stockholder derivative lawsuits were filed in the Court of Chancery in the State of Delaware in and for New Castle County on and after March 12, 2001. A revised amended consolidated complaint was filed in the Delaware action on October 9, 2001 (the Delaware Derivative Action). During the same period, similar stockholder derivative lawsuits were filed in the Superior Court of the State of California, County of San Mateo and County of Santa Clara. A consolidated amended complaint was filed in San Mateo Superior Court on January 28, 2002 (the San Mateo Derivative Action). On March 15, 2002, a similar derivative suit was filed in the United States District Court for the Northern District of California (the Federal Derivative Action). The derivative suits were brought by alleged stockholders of Oracle, purportedly on our behalf, against some of our current and former directors. The derivative plaintiffs alleged that these directors breached their fiduciary duties to us, abused their control, mismanaged Oracle, unjustly enriched themselves, committed constructive fraud and breached contracts with us, by making or causing to be made alleged misstatements about our revenue, growth and the performance of certain of our applications products, while certain officers and directors allegedly sold Oracle stock based on material, non-public information and by taking actions that resulted in our being sued in the federal stockholder class actions. The derivative plaintiffs seek compensatory and other damages, disgorgement of profits, treble damages and other relief. On November 24, 2004, the Delaware Court issued an opinion granting summary judgment in favor of the remaining defendants. On April 13, 2005, the Delaware Supreme Court unanimously upheld Court of Chancery’s grant of summary judgment.

Regarding the San Mateo Derivative Action, on April 18, 2003, the San Mateo Court dismissed plaintiffs’ claim for breach of contract. On December 8, 2003, the San Mateo Court approved plaintiffs’ request in the San Mateo Derivative Action to dismiss all defendants other than our Chief Executive Officer and our then Chief Financial Officer. On June 6, 2005, the San Mateo Court signed a stipulated order, dismissing our former Chief Financial Officer from the case. On June 9, 2005, our Chief Executive Officer brought a motion for summary judgment, and on August 15, 2005, the parties filed a stipulation withdrawing this motion. The parties have reached a tentative settlement of this matter whereby we would pay $22.5 million in legal fees and up to an additional $1.5 million in other expenses. Settlement is subject to court approval. On September 26, 2005, the court conducted a hearing on the proposed settlement and has scheduled a status conference for November 15, 2005.

On March 5, 2004, the Northern District Court issued an order dismissing all defendants other than our Chief Executive Officer and then Chief Financial Officer from the Federal Derivative Action. The Federal Derivative Action has been stayed by stipulation of the parties. Any party may terminate the stay with 30 days written notice.

Litigation Related to the PeopleSoft Acquisition

In connection with our unsolicited offer for PeopleSoft, we were involved in several legal proceedings, all of which have been resolved. The antitrust litigation brought against us by the U.S. Department of Justice and numerous states concluded in September 2004 with a final judgment in our favor, and the governments concluded not to appeal this judgment. The other proceedings relating to the acquisition have all been dismissed.

ORACLE CORPORATION

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(Unaudited)

Intellectual Property Litigation

Mangosoft, Inc. and Mangosoft Corporation filed a patent infringement action against us in the United States District Court for the District of New Hampshire on November 22, 2002. Plaintiffs alleged that we are willfully infringing U.S. Patent Nos. 6,148,377 (the ‘377 patent) and 5,918,229 (the ‘229 patent), which they claim to own. Plaintiffs seek damages based on our license sales of the Real Application Clusters database option, the 9i and 10g databases, and the Application Server, and seek injunctive relief. We have denied infringement and asserted affirmative defenses and have counterclaimed against plaintiffs for declaratory judgment that the ‘377 and ‘229 patents are invalid, unenforceable and not infringed by us. On May 19, 2004, the court held a claims construction (Markman) hearing, and on September 21, 2004, it issued a Markman order. Discovery closed on July 1, 2005, and summary judgment motions were filed on August 25, 2005. The court has set a hearing date of October 17, 2005, for the summary judgment motions, but has not yet set a trial date.

Other Litigation

We are party to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including proceedings and claims that relate to acquisitions we have completed or to companies we have acquired. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these claims or any of the above mentioned legal matters will have a material adverse effect on our consolidated financial position, results of operations or cash flow.

17.	PENDING ACQUISITIONS

i-flex Solutions Limited

On August 2, 2005, we entered into a Share Purchase Agreement through a wholly-owned subsidiary with OrbiTech Limited, a subsidiary of Citigroup Inc. for the purchase of 32,236,000 shares of i-flex Solutions Limited, an Indian software company (Bombay Stock Exchange: IFLX.BO and National Stock Exchange of India: IFLX.NS). The shares to be purchased from OrbiTech constitute approximately 43% of the outstanding common stock of i-flex. Under the terms of the Share Purchase Agreement, we will pay 800 Indian rupees per share of i-flex for a total purchase price of approximately 25.8 billion Indian rupees, or approximately $592.8 million. We expect to close the purchase of i-flex shares from OrbiTech in our second quarter of fiscal 2006.

As a result of entering into the Share Purchase Agreement, we were obligated under Indian laws to make an open offer to purchase up to 15,586,914 additional shares, equal to 20% of the outstanding equity of i-flex. On August 2, 2005, we published an announcement notifying the public shareholders of i-flex of our intention to make the open offer to purchase such shares. Holders of i-flex equity shares who tender their shares will receive 882.62 Indian rupees per share in the open offer. Pursuant to Indian laws, the open offer will commence on October 5, 2005 and is expected to close on October 24, 2005. The open offer is not conditioned upon any minimum level of acceptance by the i-flex shareholders. The acquisition is subject to regulatory approvals and other customary conditions.

We expect that we will need approximately $900 million to purchase all shares from OrbiTech and from i-flex’s public shareholders in the open offer, if the open offer is fully subscribed.

Siebel Systems, Inc.

On September 12, 2005, we entered into a Merger Agreement to acquire Siebel Systems, Inc. The proposed transaction is valued at approximately $5.85 billion (based on a fully-diluted equity value). The transaction is

ORACLE CORPORATION

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(Unaudited)

conditioned upon (i) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable foreign antitrust laws of certain other jurisdictions, including the European Commission, (ii) approval of the merger and adoption of the Merger Agreement by Siebel stockholders and (iii) other customary closing conditions.

Pursuant to the Merger Agreement, each share of Siebel common stock will be converted into the right to receive either (a) $10.66 in cash or (b) a number of shares of our common stock equal to $10.66 divided by the greater of (i) $10.72 or (ii) the average closing price of our common stock over the ten trading days immediately preceding (but not including) the closing date, provided that no more than 30% of the outstanding Siebel common stock may be converted into our common stock. If Siebel stockholders holding more than 30% of Siebel common stock elect to receive our stock, the equity consideration will be prorated. The stock election will not be available unless the holders of at least 6% of the outstanding Siebel common stock make the stock election. In addition, options to acquire Siebel common stock and Siebel restricted stock awards will be converted into options to acquire shares of our common stock based on formulas contained in the Merger Agreement.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We begin Management’s Discussion and Analysis of Financial Condition and Results of Operations with an overview of our key operating business segments, significant trends and acquisition activities. This overview is followed by a discussion of our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We then provide a more detailed analysis of our financial condition and results of operations.

In addition to historical information, this Quarterly Report on Form 10-Q contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Our Future Results or the Market Price of Our Stock.” When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Quarterly Report. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and the other Quarterly Reports on Form 10-Q to be filed by us in our fiscal year 2006, which runs from June 1, 2005 to May 31, 2006.

Business Overview

We are the world’s largest enterprise software company. Our worldwide operations are comprised of two businesses, which consist of five operating segments based upon our software and service offerings. Each of these operating segments has unique characteristics and faces different opportunities and challenges. Although we report our actual results in United States dollars, we conduct a significant number of transactions in currencies other than United States dollars. Therefore, we present constant currency information to provide a framework for assessing how our underlying business performed excluding the effect of foreign currency rate fluctuations. An overview of our five operating segments follows.

Software Business

Our software business consists of new software license revenues and software license updates and product support revenues. Our software business, which represents 79% of our total revenues on a trailing 4-quarter basis, is our highest margin business. We expect that our software business revenues will continue to increase, which should allow us to continually improve margins and profits.

New Software Licenses:  We license our database, middleware and applications software to businesses of many sizes, government agencies, educational institutions and resellers. The growth in new software license revenues is affected by the strength of general economic and business conditions, governmental budgetary constraints, the competitive position of our software products and acquisitions. The software business is also characterized by long sales cycles. The timing of a few large software license transactions can substantially affect our quarterly new software license revenues. This is particularly true for applications products given the relatively small size of new application software license revenues. Since our new software license revenues in a particular quarter can be difficult to predict as a result of the timing of a few large software license transactions, we believe that new software revenues on a trailing 4-quarter period provides more visibility into the underlying performance of our software revenues than quarterly revenues.

Competition in the software business is intense. Our goal is to maintain a first or second position in each of our software product categories and to grow our software revenues faster than our competitors. We believe that the features and functionality of our software products are as strong as they have ever been. We have focused on lowering the total cost of ownership of our software products by improving integration, decreasing installation times, lowering administration costs and improving the ease of use. Reducing the total cost of ownership of our products provides our customers with a higher return on their investment, which we believe will create more demand and provide us with a competitive advantage. We have also continued to focus on improving the overall quality of our software products and service levels. We believe this will lead to higher customer satisfaction and loyalty and help us achieve our goal of becoming our customers’ leading technology advisor.

Software License Updates and Product Support:  Substantially all of our customers purchase software license updates and product support when they acquire new software licenses. In addition, a substantial majority of our customers renew their software license updates and product support contracts annually. The growth of software license updates and product support is influenced by three factors: (1) the support contract base of companies acquired, primarily PeopleSoft, (2) the renewal rate of the subscription base eligible for renewal in the current fiscal year and (3) the amount of new product support contracts associated with the sale of new software licenses.

As our product support subscription base grows, the renewal rate has a larger influence on the software license updates and product support revenue growth rate and the amount of new software license revenues has a diminishing effect. Therefore, the growth rate of software license updates and product support revenues do not necessarily correlate directly to the growth rate of new software license revenues. For example, if new software license revenues remained constant, license updates and product support revenues would continue to grow as a result of the incremental license updates and product support revenues associated with new software license revenues, assuming renewal and cancellation rates stayed relatively constant. We believe that software license updates and product support revenues will continue to grow as we anticipate that a substantial majority of our customers, including customers with PeopleSoft licenses, will renew their product support contracts and the sale of new software licenses will increase our subscription base.

As a result of the acquisition of PeopleSoft and other businesses, we recorded adjustments to reduce support obligations assumed in business acquisitions to their estimated fair value at the acquisition dates. Software license updates and product support revenues related to support contracts in the amount of $139 million that would have been otherwise recorded by PeopleSoft and other acquired businesses as independent entities, were not recognized in the first quarter of fiscal 2006. As these underlying support contracts are renewed, we will recognize the revenue for the full value of the support contracts over the remaining term of the contracts, the majority of which are one year.

Services Business

Our services business consists of consulting, On Demand (formerly referred to as advanced product services) and education revenues. Our services business, which represents 21% of our total revenues on a trailing 4-quarter basis, has significantly lower margins than our software business.

Consulting:  Consulting revenues tend to lag software revenues by several quarters since consulting services, if purchased, are typically performed after the purchase of new software licenses. Consulting revenues have been negatively impacted in recent periods due to a shift in the mix of resources to lower cost countries, which has resulted in a decrease in average billing rates. In addition, consulting revenue growth rates have been affected by our decision to work more closely with partners who are performing an increasing number of the implementations of our software. Despite these trends, we expect consulting revenues to increase in fiscal 2006, primarily due to an increase in application implementations related to acquired products.

On Demand:  On Demand includes our Oracle On Demand ‘software as a service’ and outsourcing offerings as well as Advanced Customer Services. We believe that our On Demand offerings provide an additional opportunity for customers to lower their total cost of ownership and can therefore provide us with a competitive advantage. We will continue to make investments in Oracle On Demand to support current and future revenue growth.

Education:  The purpose of our education services is to further enhance the usability of our software products by our customers and to create opportunities to grow new software license revenues. Education revenues have been impacted by personnel reductions in our customers’ information technology departments, tighter controls over discretionary spending and greater use of outsourcing solutions. Despite these trends, we expect education revenues to increase in fiscal 2006, primarily due to an increase in customer training on the use of acquired application products.

Operating Margins

We continually focus on improving our operating margins by providing our customers with superior products and services, as well as maintaining a world class cost structure by hiring personnel in countries where advanced technical expertise is available at lower costs. As part of this effort, we continually evaluate our workforce and make adjustments we deem appropriate. When we make adjustments to our workforce, we may incur expenses associated with workforce reductions that delay the benefit of a more efficient workforce structure, but we believe that the fundamental shift towards globalization is crucial to maintaining a long-term competitive cost structure.

Acquisitions

In January 2005, we completed the acquisition of PeopleSoft Inc., a provider of enterprise application software products for approximately $11.1 billion. In April 2005, we completed the acquisition of Retek, Inc., a provider of software and services to the retail industry for approximately $700 million. We have completed our planned legal-entity mergers, information system conversions and integration of PeopleSoft’s and Retek’s operations. We also completed other smaller acquisitions over the past several years. See Note 4 of Notes to Condensed Consolidated Financial Statements for additional information related to our acquisitions.

We believe our recent acquisitions support our long-term strategic direction, strengthen our competitive position in the enterprise applications market, expand our customer base and provide greater scale to increase our investment in research and development to accelerate innovation and increase stockholder value.

We have in the past and expect in the future to acquire or make investments in complementary companies, products, services and technologies. As discussed in Note 17 of Notes to Condensed Consolidated Financial Statements, we recently announced our intent to acquire a controlling interest in i-flex Solutions Limited as well as purchase all of the outstanding shares of Siebel Systems, Inc. The proposed acquisitions are subject to regulatory approvals and other customary conditions. The proposed Siebel acquisition is also subject to a vote of their stockholders. We believe we can fund additional acquisitions with our internally available cash and marketable securities, cash generated from operations, amounts available under our commercial paper program, additional borrowings or from the issuance of additional securities. We analyze the financial impact of any potential acquisition with regard to earnings, operating margin, cash flow and return on invested capital targets.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Business Combinations

•	PeopleSoft Customer Assurance Program

•	Goodwill

•	Revenue Recognition

•	Accounting for Income Taxes

•	Legal Contingencies

•	Stock-Based Compensation

•	Allowances for Doubtful Accounts and Returns

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Finance and Audit Committee.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from license sales, maintenance agreements, consulting contracts, customer contracts and acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; the acquired company’s brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support obligations are based on the historical direct costs related to providing the support services and to correct any errors in the software products acquired. We do not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. Profit associated with selling effort is excluded because the acquired entities would have concluded the selling effort on the support contracts prior to the acquisition date. The estimated research and development costs are not included in the fair value determination, as these costs are not deemed to represent a legal obligation at the time of acquisition. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation.

Software license updates and product support revenues related to support contracts assumed in business acquisitions in the amount of $139 million, which would have been otherwise recorded by the acquired entities, were not recognized as revenue by Oracle during the three months ended August 31, 2005. As customers renew these support contracts over the next year, we will recognize revenue for the full contract value over the support period. Had we included our estimated selling and research and development activities, and the associated margin for unspecified product upgrades and enhancements to be provided under our assumed support arrangements, the fair value of the support obligations would have been significantly higher than what we have recorded and we would have recorded a higher amount of software license updates and product support revenue historically and in future periods related to these assumed contracts.

Other significant estimates associated with the accounting for acquisitions include restructuring costs. Restructuring costs are primarily comprised of severance costs, costs of consolidating duplicate facilities and contract termination costs. Restructuring expenses are based upon plans that have been committed to by management but which are subject to refinement. To estimate restructuring expenses, management utilizes assumptions of the number of employees that would be involuntarily terminated and of future costs to operate and eventually vacate duplicate facilities. Estimated restructuring expenses may change as management executes the approved plan. Decreases to the estimates of executing the currently approved plans associated with pre-merger activities of the companies we acquire are recorded as an adjustment to goodwill indefinitely, whereas increases to the estimates are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter. Changes in estimates of executing the currently approved plans associated with pre-merger activities of Oracle are recorded in restructuring expenses.

We have identified certain pre-acquisition contingencies, but we have yet to conclude whether the fair values for such contingencies are determinable. If, during the purchase price allocation period, we are able to determine the fair value of a pre-acquisition contingency, we will include that amount in the purchase price allocation. If, as of the end of the purchase price allocation period, we are unable to determine the fair value of a pre-acquisition contingency, we will evaluate whether to include an amount in the purchase price allocation based on whether it is probable a liability had been incurred and whether an amount can be reasonably estimated. After the end of the purchase price allocation period, any adjustment that results from a pre-acquisition contingency will be included in our operating results in the period in which the adjustment is determined.

PeopleSoft Customer Assurance Program

As discussed in Note 15 of Notes to Condensed Consolidated Financial Statements, in June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP.” The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports contractually to burden Oracle, as a result of our acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should we fail to take certain business actions for a fixed period of time subsequent to the acquisition. We have concluded that, as of the date of the acquisition, the penalty provisions under the CAP represent a contingent liability of Oracle. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP. The maximum potential penalty under the CAP as of August 31, 2005 was $3.5 billion. While no assurance can be given as to the ultimate outcome of potential litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms. If we determine in the future that a payment pursuant to the CAP is probable, the estimated liability would be recorded in our operating results in the period in which such liability is determined.

Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The provisions of Statement 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in Note 14 of the Notes to Condensed Consolidated Financial Statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2005, did not result in an impairment charge.

Revenue Recognition

We derive revenues from the following sources: (1) software, which includes new software license and software license updates and product support revenues and (2) services, which include consulting, On Demand and education revenues.

New software license revenues represent all fees earned from granting customers licenses to use our database, middleware and applications software, and exclude revenues derived from software license updates, which are included in software license updates and product support. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants, we exercise judgment and use estimates in connection with the determination of the amount of software and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize new software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our new software license revenues are recognized in this manner.

The vast majority of our software license arrangements include software license updates and product support, which are recognized ratably over the term of the arrangement, typically one year. Software license updates provide customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. Software license updates and product support are generally priced as a percentage of the net new software license fees. Substantially all of our customers purchase both software license updates and product support when they acquire new software licenses. In addition, substantially all of our customers renew the software license updates and product support contracts annually.

Many of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenues from these arrangements are generally accounted for separately from new software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee. Revenues for consulting services are generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. We estimate the proportional performance on contracts with fixed or “not to exceed” fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. We recognize no more than 90% of the milestone or total contract amount until project acceptance is obtained. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer. When total cost estimates exceed revenues, we accrue for the estimated losses immediately using cost estimates that are based upon an average fully burdened daily rate applicable to the consulting organization delivering the services. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor rates, utilization and efficiency variances and specification and testing requirement changes.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services.

On Demand is comprised of Oracle On Demand and Advanced Customer Services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database, middleware and applications software. Advanced Customer Services are earned by providing customers configuration and performance analysis, personalized support and annual on-site technical services. On Demand revenues are recognized over the term of the service contract, which is generally one year.

Education revenues include instructor-led, media-based and internet-based training in the use of our products. Education revenues are recognized as the classes or other education offerings are delivered.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and for software license updates and product support services, is additionally measured by the renewal rate offered to the customer. We may modify our pricing practices in the future, which could result in changes in our vendor specific objective evidence of fair value for these undelivered elements. As a result, our future revenue recognition for multi-element arrangements could differ significantly from our historical results.

We defer revenue for any undelivered elements, and recognize revenue when the product is delivered or over the period in which the service is performed, in accordance with our revenue recognition policy for such element. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The significant majority of our software license arrangements do not include acceptance provisions. However, if acceptance provisions exist as part of public policy, for example in agreements with government entities when acceptance periods are required by law, or within previously executed terms and conditions that are referenced in the current agreement and are short-term in nature, we provide for a sales return allowance in accordance with FASB Statement No. 48, Revenue Recognition when Right of Return Exists. If acceptance provisions are long-term in nature or are not included as standard terms of an arrangement or if we cannot reasonably estimate the incidence of returns, revenue is recognized upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

We also evaluate arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. We consider multiple factors, including the history with the customer in similar transactions, the “essential use” of the software licenses and the planning, budgeting and approval processes undertaken by the governmental entity. If we determine upon execution of these arrangements that the likelihood of non- acceptance is remote, we then recognize revenue once all of the criteria described above have been met. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

While most of our arrangements include short-term payment terms, we have a standard practice of providing long-term financing to credit worthy customers through our financing division. Since fiscal 1989, when our financing division was formed, we have established a history of collection, without concessions, on these receivables with payment terms that generally extend up to five years from the contract date. Provided all other revenue recognition criteria have been met, we recognize new software license revenues for these arrangements upon delivery, net of any payment discounts from financing transactions. We have generally sold receivables financed through our financing division on a non-recourse basis to third party financing institutions. We account for the sale of these receivables as “true sales” as defined in FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Accounting for Income Taxes

Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside the United States. Remittances of foreign earnings to the U.S. are planned based on projected cash flow, working capital and investment needs of foreign and domestic operations. Based on these assumptions, we estimate the amount that will be distributed to the United States and provide U.S. federal taxes on these amounts. Material changes in our estimates could impact our effective tax rate.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known.

The amount of income tax we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill will not be tax deductible and will result in an increased effective income tax rate in the quarter the impairment is recorded. Amortization expense associated with acquired intangible assets is likewise not tax deductible, however deferred taxes have been recorded as part of the purchase price allocation, and therefore, will not affect our post-acquisition income tax rate. Income tax contingencies existing as of the acquisition dates of the acquired companies are evaluated quarterly, and any adjustments are recorded as an adjustment to goodwill.

Legal Contingencies

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Stock-Based Compensation

We currently measure compensation expense for our stock-based incentive programs using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this method, we do not record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. In accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation, and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we disclose our pro forma net income or loss and net income or loss per share as if the fair value-based method had been applied in measuring compensation expense for our stock-based incentive programs. We have elected to follow Opinion 25 because the fair value accounting provided for under Statement 123 requires the use of option valuation models that were not developed for use in valuing incentive stock options and employee stock purchase plan shares.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. This standard is effective for public companies for fiscal years beginning after June 15, 2005. We are required to adopt this new standard on June 1, 2006, with early-adoption permitted.

Allowances for Doubtful Accounts and Returns

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

We also record a provision for estimated sales returns and allowances on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be materially affected.

Results of Operations

The fluctuations in operating results of Oracle in the first quarter of fiscal 2006 compared with the same period in fiscal 2005 are generally due to acquisitions made in the second half of fiscal 2005, principally PeopleSoft.

In our discussion of changes in our results of operations from the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005, we quantify the amount of new software licenses and software license updates and product support revenues associated with PeopleSoft products and services and present supplemental disclosure related to acquisition accounting. Although revenues were quantifiable, we are unable to allocate the costs associated with the PeopleSoft products and services because the substantial majority of former PeopleSoft sales and services personnel were fully integrated into our existing operations. We caution readers that, while pre- and post-acquisition comparisons as well as the quantified amounts themselves may provide indications of general trends, the information has inherent limitations for the following reasons:

•	The quantification cannot address the substantial effects attributable to our sales force integration efforts, in particular the effect of having a single sales force offer the Oracle, PeopleSoft and J.D. Edwards legacy product families on a neutral basis. The commissions earned by our integrated sales force did not vary based on the application product family sold. We believe that if our sales forces had not been integrated, the relative mix of Oracle and PeopleSoft products sold would have been different.

•	The acquisition did not result in our entering a new line of business or product category. Therefore, we provided multiple products with substantially similar features and functionality.

•	Although substantially all of our customers, including customers from acquired companies, renew their contracts when the contract is eligible for renewal, amounts shown as support deferred revenue in our supplemental disclosure related to acquisition accounting are not necessarily indicative of revenue improvements we will achieve upon contract renewal to the extent customers do not renew.

Constant Currency Presentation

We compare the percent change in the results from one period to another period in this Quarterly Report using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than United States dollars are converted into United States dollars at the exchange rate in effect on May 31, 2005, which was the last day of our prior fiscal year, rather than the actual exchange rates in effect during the respective periods. For example, if an entity reporting in Euros had revenues of 1.0 million Euros from products sold on August 31, 2005 and August 31, 2004, our financial statements would reflect revenues of $1.23 million during the first quarter of fiscal 2006 (using 1.23 as the exchange rate) and $1.20 million during the first quarter of fiscal 2005 (using 1.20 as the exchange rate). The constant currency presentation would translate the results for the three months ended August 31, 2005 and 2004 using the May 31, 2005 exchange rate and indicate, in this example, no change in revenues during the periods. In each of the tables below, we present the percent change based on actual results as reported and based on constant currency.

Total Revenues and Operating Expenses

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Total Revenues by Geography:
Americas	$1,476	35%	33%	$1,091
EMEA(1)	883	13%	13%	778
Asia Pacific	409	18%	15%	346

Total revenues	2,768	25%	23%	2,215

Total Operating Expenses	2,056	37%	36%	1,500

Total Operating Margin	$712	0%	-2%	$715

Total Operating Margin %	26%			32%

% Revenues by Geography:
Americas	53%			49%
EMEA	32%			35%
Asia Pacific	15%			16%

Total Revenues by Business:
Software	$2,131			$1,739
Services	637			476

Total revenues	$2,768			$2,215

% Revenues by Business:
Software	77%			79%
Services	23%			21%

(1)	Comprised of Europe, the Middle East and Africa

Excluding the effect of currency rate fluctuations, the increase in total revenues in the first quarter of fiscal 2006 is primarily due to higher software business revenues and consulting revenues. Total revenues were favorably affected by foreign currency rate fluctuations due to a weakening of the United States dollar against certain major international currencies, primarily the Euro, British Pound and Japanese Yen. Excluding the effect of currency rate fluctuations, the Americas contributed 70% to the increase in total revenues, EMEA contributed 20% and Asia Pacific contributed 10%.

Excluding the effect of currency rate fluctuations, total operating expenses increased 36%. Operating expenses were unfavorably affected as a result of the weakening of the United States dollar relative to other major international currencies. Operating margins as a percentage of total revenues decreased from 32% to 26%. The decline in operating margins is primarily due to incremental costs incurred as a result of the acquisition of PeopleSoft and other companies such as amortization of intangible assets, acquisition related costs, restructuring costs and stock-based compensation resulting from the assumption of unvested stock options.

International operations will continue to provide a significant portion of total revenues. As a result, total revenues and expenses will be affected by changes in the relative strength of the United States dollar against certain major international currencies.

Supplemental Disclosure Related to Acquisition Accounting

To supplement our consolidated financial information we believe the following information is helpful to an overall understanding of our past financial performance and prospects for the future. Readers are directed to the introduction under “—Results of Operations” for a discussion of the inherent limitations in comparing pre- and post-acquisition information.

The results of operations include the following purchase accounting adjustments and significant expenses incurred in connection with acquisitions:

	Three Months Ended August 31,
(in millions)	2005	2004
Support deferred revenue(1)	$139	$—
Amortization of intangible assets(2)	123	9
Acquisition related charges(3) (5)	28	29
Restructuring(4)	11	—
Stock-based compensation(5)	9	—
Income tax effect(6)	(91)	(12)

	$219	$26

(1)	In connection with our purchase price allocations, we estimated the fair value of support obligations assumed in connection with business acquisitions made during fiscal 2005 and the first quarter of fiscal 2006. Due to our application of business combination accounting rules, software license updates and product support revenues related to support contracts assumed in business acquisitions in the amount of $139 million, which would have been otherwise recorded by the acquired entities, were not recognized as revenue by Oracle during the three months ended August 31, 2005. Estimated software license updates and product support revenues related to support contracts assumed that will not be recognized due to the application of business combination accounting rules in future periods are as follows:

(in millions)	Year Ended May 31,
2006 (remainder of fiscal year)	$155
2007	35
2008	9

Total	$199

To the extent customers renew these support contracts, we expect to recognize revenue for the full contract value over the support renewal period.

(2) Primarily represents the amortization of intangible assets acquired in connection with our acquisition of PeopleSoft. Estimated future amortization expense related to intangible assets is as follows:

(in millions)	Year Ended May 31,
2006 (remainder of fiscal year)	$375
2007	496
2008	486
2009	482
2010	384
Thereafter	1,117

Total	$3,340

(3)	Acquisition related charges primarily consist of in-process research and development expenses, integration-related professional services, stock-compensation expenses, personnel related costs for transitional employees as well as costs associated with our tender offer for PeopleSoft prior to the agreement date.

(4)	Restructuring costs relate to Oracle employee severance and Oracle duplicate facility closures. We expect to incur $19 million of additional restructuring charges within the next three months. Total expected costs under this plan are $177 million ($156 million of severance and $21 million of facilities charges).

(5)	Stock-based compensation is included in the following operating expense line items of our condensed consolidated statements of operations:

	Three Months Ended August 31,
(in millions)	2005	2004
Sales and marketing	$2	$—
Software license updates and product support	1	—
Cost of services	2	—
Research and development	4	—

Subtotal	9	—
Acquisition related charges	3	—

Total	$12	—

As of August 31, 2005, the portion of the intrinsic value of unvested options assumed from acquired companies related to future service, which is approximately $37 million, is recorded as deferred stock-based compensation on our consolidated balance sheet and will be amortized using the accelerated expense attribution method over the remaining vesting period, which averages 2.4 years.

Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options.

(6)	The income tax effect on purchase accounting adjustments and other significant expenses incurred in connection with acquisitions was calculated based on our effective tax rate of 29.2% and 31.0% in the first quarter of fiscal 2006 and 2005, respectively.

Software

Software includes new software licenses and software license updates and product support.

New Software Licenses:  New software license revenues represent fees earned from granting customers licenses to use our database and middleware products, as well as application software products. We continue to place significant emphasis, both domestically and internationally, on direct sales through our own sales force. We also continue to market our products through indirect channels.

	Three Months Ended August 31,
(Dollars in millions)	2005	Percent Change		2004
		Actual	Constant
New Software License Revenues:
Americas	$276	19%	17%	$232
EMEA	204	9%	8%	187
Asia Pacific	149	3%	1%	144

Total revenues	629	12%	10%	563

Expenses:
Sales and marketing(1)	613	28%	26%	480
Stock-based compensation	2	*	*	—
Amortization of intangible assets(2)	41	*	*	—

Total expenses	656	37%	35%	480

Total Margin	$(27)	-133%	-131%	$83

Total Margin %	-4%			15%

% Revenues by Geography:
Americas	44%			41%
EMEA	32%			33%
Asia Pacific	24%			26%

(1)	Excluding stock-based compensation

(2)	Included as a component of ‘Amortization of Intangible Assets’ in our condensed consolidated statements of operations

*	not meaningful

	Three Months Ended August 31,
(Dollars in millions)	2005	Percent Change		2004
		Actual	Constant
New Software License Product Revenues:
Database and middleware	$492	1%	0%	$486
Applications	127	84%	82%	69

Total revenues by product	619	12%	10%	555
Other revenues	10	25%	24%	8

Total new software license revenues	$629	12%	10%	$563

% Revenues by Product:
Database and middleware	79%			88%
Applications	21%			12%

New software license revenues earned from transactions over $0.5 million increased from 27% of new software license revenues in the first quarter of fiscal 2005 to 28% in the first quarter of fiscal 2006. New software license revenues earned from large contracts increased by 15% from the prior year corresponding period. Excluding the effect of currency rate fluctuations, the Americas contributed 69%, EMEA contributed 27% and Asia Pacific contributed 4% to the increase in new software license revenues in the first quarter of fiscal 2006.

We believe that the trailing 4-quarter growth rates more accurately reflect the underlying performance of our new software license business since large transactions can cause significant swings in our quarterly reported product revenue growth rates and are not predictive our future quarterly or annual growth rates. Therefore, we provide a discussion of both quarterly and trailing 4-quarter product revenue growth rates.

Excluding the effect of currency rate fluctuations, database and middleware revenues were flat in the first quarter of fiscal 2006 as compared to the prior year corresponding period, but increased 7% on a trailing 4-quarter basis. Database revenues declined by 3% in the first quarter of fiscal 2006, while middleware revenues grew 31%. In the first quarter of fiscal 2005, we closed a few large license transactions resulting in a difficult product revenue growth rate comparison in the current quarter. On a trailing 4-quarter basis, database revenues grew 5%, while middleware revenues grew 22%. The growth in database revenues is partly due to strong demand for our Real Application Cluster product, which allows customers to manage their software using multiple computers, rather than mainframe computers, in a fault tolerant environment. We believe the growth in middleware revenues is due to a gain in market share in the application server market as a result of better sales execution and more competitive features and functionality.

Excluding the effect of currency rate fluctuations, application revenues increased 81% and 43% in the first quarter of fiscal 2006 and on a trailing 4-quarter basis, respectively. The growth in our applications sales is the result of $49 million in revenues from the licensing of PeopleSoft products, better sales execution as a result of segmenting our sales force by product, and a strengthening of our competitive position in the applications market, particularly in the United States.

Sales and marketing expenses increased primarily due to higher personnel related costs associated with increased sales headcount and higher commission expenses resulting from higher revenue levels.

Stock-based compensation expense relates to the assumption of unvested stock options in connection with the PeopleSoft acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the PeopleSoft acquisition.

The total new software license margin as a percentage of revenues was negatively affected as a result of higher personnel related expenditures and amortization of intangible assets.

Software License Updates and Product Support:  Software license updates grant customers rights to unspecified software product upgrades and maintenance releases issued during the support period. Product support includes internet access to technical content, as well as internet and telephone access to technical support personnel. The cost of providing support services consists largely of personnel related expenses.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Software License Updates and Product Support Revenues:
Americas	$847	40%	38%	$607
EMEA	467	13%	13%	413
Asia Pacific	188	21%	17%	156

Total revenues	1,502	28%	26%	1,176

Expenses:
Software license updates and product support(1)	160	18%	16%	136
Stock-based compensation	1	*	*	—
Amortization of intangible assets(2)	77	*	*	—

Total expenses	238	75%	72%	136

Total Margin	$1,264	22%	20%	$1,040

Total Margin %	84%			88%

% Revenues by Geography:
Americas	56%			52%
EMEA	31%			35%
Asia Pacific	13%			13%

(1)	Excluding stock-based compensation

(2)	Included as a component of ‘Amortization of Intangible Assets’ in our condensed consolidated statements of operations
*	not meaningful

Excluding the effect of currency rate fluctuations, software license updates and product support revenues increased in the first quarter of fiscal 2006 from the prior year corresponding period as a result of approximately $200 million in revenues from the expansion of our customer base resulting from the acquisition of PeopleSoft, the renewal of a substantial majority of the subscription base eligible for renewal in the current year and the addition of software license updates and product support revenues associated with new software license revenues recognized over the past trailing 4-quarters. Excluding the effect of currency rate fluctuations, the Americas contributed 73% to the growth in software license updates and product support revenues, EMEA contributed 18% and Asia Pacific contributed 9%.

As a result of the acquisition of PeopleSoft and other businesses, we recorded adjustments to reduce support obligations assumed in business acquisitions to their estimated fair value at the acquisition dates. Software license updates and product support revenues related to support contracts in the amount of $139 million that would have been otherwise recorded by PeopleSoft and other acquired businesses as independent entities, were not recognized in the first quarter of fiscal 2006. As these underlying support contracts are renewed, we will recognize the revenue for the full value of the support contracts over the remaining term of the contracts, the majority of which are one year.

Excluding the effect of currency rate fluctuations, software license updates and product support expenses increased primarily due to higher personnel costs associated with increased headcount to support our applications customers, partially offset by lower discretionary bonuses.

Stock-based compensation expense relates to the assumption of unvested stock options in connection with the PeopleSoft acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the PeopleSoft acquisition.

The software license updates and product support margin as a percentage of revenues decreased in the first quarter of fiscal 2006 primarily due to amortization of intangible assets.

Services

Services consist of consulting, On Demand and education.

Consulting:  Consulting revenues are earned by providing services to customers specializing in the design, implementation, deployment and upgrade of our database, middleware and applications software. The cost of providing consulting services consists primarily of personnel related expenditures.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Consulting Revenues:
Americas	$270	40%	39%	$193
EMEA	164	20%	20%	137
Asia Pacific	47	88%	81%	25

Total revenues	481	35%	34%	355

Expenses:
Cost of services(1)	430	34%	33%	321
Stock-based compensation	2	*	*	—
Amortization of intangible assets(2)	1	*	*	—

Total expenses	433	35%	34%	321

Total Margin	$48	41%	46%	$34

Total Margin %	10%			10%

% Revenues by Geography:
Americas	56%			54%
EMEA	34%			39%
Asia Pacific	10%			7%

(1)	Excluding stock-based compensation

(2)	Included as a component of ‘Amortization of Intangible Assets’ in our condensed consolidated statements of operations
*	not meaningful

Consulting revenues increased in the first quarter of fiscal 2006 from the prior year corresponding period due to an increase in application product implementations and billable hours, primarily provided by consultants who were formerly employed by our acquired companies. Excluding the effect of currency rate fluctuations, the Americas contributed 60% to the growth in consulting revenues, EMEA contributed 22% and Asia Pacific contributed 18%.

Excluding the effect of currency rate fluctuations, consulting expenses increased 34% primarily as a result of higher personnel related expenditures due to increased headcount and higher discretionary bonuses.

Stock-based compensation expense relates to the assumption of unvested stock options in connection with the PeopleSoft acquisition.

Amortization of intangible assets relates primarily to intangible assets acquired in connection with the PeopleSoft acquisition.

On Demand:  On Demand includes Oracle On Demand and Advanced Customer Services. Oracle On Demand provides multi-featured software and hardware management and maintenance services for our database, middleware and applications software. Advanced Customer Services provide customers configuration and performance analysis, personalized support and annual on-site technical services. The cost of providing On Demand services consist primarily of personnel related expenditures and hardware and facilities costs.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
On Demand Revenues:
Americas	$48	20%	19%	$40
EMEA	25	19%	19%	21
Asia Pacific	11	10%	4%	10

Total revenues	84	18%	17%	71

Cost of Services	74	40%	39%	53

Total Margin	$10	-44%	-45%	$18

Total Margin %	12%			25%

% Revenues by Geography:
Americas	57%			56%
EMEA	30%			30%
Asia Pacific	13%			14%

Excluding the effect of currency rate fluctuations, On Demand revenues increased in the first quarter of fiscal 2006 from the prior year corresponding period primarily due to the expansion of our subscription base in Oracle On Demand services. Excluding the effect of currency rate fluctuations, the Americas contributed 58% to the increase in On Demand revenues, EMEA contributed 36% and Asia Pacific contributed 6%.

Excluding the effect of currency rate fluctuations, total On Demand expenses increased 39% primarily due to higher employee related expenditures. The On Demand margin as a percent of revenues decreased as expenses grew at a higher rate than revenues primarily as a result of costs incurred to support future growth.

Education:  Education revenues are earned by providing instructor led, media based and internet based training in the use of our database, middleware and applications software. Education expenses primarily consist of personnel related expenditures, facilities and external contractor costs.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Education Revenues:
Americas	$35	84%	81%	$19
EMEA	23	15%	15%	20
Asia Pacific	14	27%	24%	11

Total revenues	72	44%	42%	50

Cost of Services	56	24%	23%	45

Total Margin	$16	220%	216%	$5

Total Margin %	22%			10%

% Revenues by Geography:
Americas	49%			38%
EMEA	32%			40%
Asia Pacific	19%			22%

Education revenues increased in the first quarter of fiscal 2006 from the prior year corresponding period primarily due to an increase in customer training on the use of our applications products. Excluding the effect of currency rate fluctuations, the Americas contributed 76%, EMEA contributed 14% and Asia Pacific contributed 10% to the overall increase in education revenues.

Excluding the effect of currency rate fluctuations, the increase in education expenses is primarily due to higher headcount levels and associated personnel related expenditures. The education margin as a percentage of revenues increased as revenues increased at a higher rate than expenses.

Research and Development Expenses:  Research and development expenses consist primarily of personnel related expenditures. We intend to continue to invest significantly in our research and development efforts because, in our judgment, they are essential to maintaining our competitive position.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Research and Development:
Research and development(1)	$396	31%	30%	$303
Stock-based compensation	4	*	*	—
Amortization of intangible assets(2)	5	-44%	-48%	9

Total expenses	$405	30%	29%	$312

% of Total Revenues	15%			14%

(1)	Excluding stock-based compensation

(2)	Included as a component of ‘Amortization of Intangible Assets’ in our condensed consolidated statements of operations

*	not meaningful

Excluding the effect of currency rate fluctuations, research and development expenses increased in the first quarter of fiscal 2006 due to higher personnel and facility costs related to increased headcount levels, partially offset by lower discretionary bonuses. Total research and development headcount increased by 2,515 employees or 24% over the prior year. The database and middleware technology division increased headcount by 3%, while the applications division increased headcount by 43% as a result of hiring former PeopleSoft engineers.

Stock-based compensation expense relates to the assumption of unvested stock options in connection with the PeopleSoft acquisition.

General and Administrative Expenses:  General and administrative expenses primarily consist of personnel related expenditures for information technology, finance, legal and human resources support functions.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
General and Administrative:
General and administrative	$156	26%	23%	$124

% of Total Revenues	6%			6%

General and administrative expenses increased primarily due to a $24 million charge for a legal settlement. Excluding this charge and the effect of currency rate fluctuations, the increase in general and administrative expenses is primarily due to higher legal costs as well as higher personnel related expenditures related to increased headcount levels.

Amortization of Intangible Assets:  Amortization of intangible assets increased in the first quarter of fiscal 2006 primarily from purchased intangible assets associated with our acquisition of PeopleSoft.

	Three Months Ended August 31,
(in millions)	2005	2004
Software support agreements and related relationships	$54	$—
Developed technology	42	9
Core technology	18	—
Customer relationships	6	—
Trademarks	3	—

Total amortization of intangible assets	$123	$9

Acquisition Related Charges:  Acquisition related charges in the first quarter of fiscal 2006 primarily consisted of in-process research and development expenses, integration-related professional services, stock-compensation expenses as well as personnel related costs for transitional employees. Stock-based compensation included in acquisition related charges resulted from unvested options assumed in the PeopleSoft acquisition whose vesting was fully accelerated upon termination of the employees pursuant to the terms of these options. In the first quarter of fiscal 2005, acquisition related charges included costs associated with our tender offer for PeopleSoft prior to the agreement date.

	Three Months Ended August 31,
(in millions)	2005	2004
In-process research and development	$7	$—
Transitional employee related costs	7	—
Stock-based compensation	3	—
Professional fees	11	29

Total acquisition related charges	$28	$29

Restructuring:  Restructuring expenses consist of Oracle employee severance costs in the recorded amount of $11 million in the first quarter of fiscal 2006. There were no restructuring charges in the first quarter of fiscal 2005.

Interest Expense:  Interest expense increased 250% from $6 million in the first quarter of fiscal 2005 to $21 million in the first quarter of fiscal 2006 primarily due to borrowings under our commercial paper program and unsecured loan facility.

Non-Operating Income, net:  Non-operating income, net consists primarily of interest income, net foreign currency exchange gains (losses), net investment gains (losses) related to equity securities and the minority interest share in the net profits of Oracle Japan.

	Three Months Ended August 31,
		Percent Change
(Dollars in millions)	2005	Actual	Constant	2004
Interest income	$25	-32%	-33%	$37
Foreign currency gains (losses)	16	*	*	(3)
Net investment gains related to equity securities	2	*	*	—
Minority interest	(8)	-11%	-11%	(9)
Other	7	75%	75%	4

Total non-operating income, net	$42	45%	45%	$29

*	not meaningful

Non-operating income, net increased in the first quarter of fiscal 2006 due to higher foreign currency gains partially offset by lower interest income. The increase in foreign currency gains primarily relates to the Chinese currency revaluation in July 2005. The decrease in interest income is primarily due to lower cash and short-term investment balances as a result of using available cash for the pay down of commercial paper borrowings. In the first quarter of fiscal 2006, the weighted average interest rate earned on cash, cash equivalents and marketable securities increased from 1.6% to 2.0%.

Provision for Income Taxes:  The effective tax rate in all periods is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The provision for income taxes differs from the tax computed at the federal statutory income tax rate due primarily to state taxes and earnings considered as indefinitely reinvested in foreign operations. Future effective tax rates could be adversely affected if earnings are lower than anticipated in countries where we have lower statutory rates, if earnings are higher than anticipated in countries where we have higher statutory rates, by unfavorable changes in tax laws and regulations or by adverse rulings in tax related litigation.

The provision for income taxes decreased 7% from $229 million in the first quarter of fiscal 2005 to $214 million in the first quarter of fiscal 2006 due to a lower effective tax rate. The decrease in the effective tax rate from 31.0% in the first quarter of fiscal 2005 to 29.2% in the first quarter of fiscal 2006 is attributable to a higher ratio of earnings from low tax rate jurisdictions.

Liquidity and Capital Resources

(Dollars in millions)	August 31, 2005	Change	May 31, 2005
Working capital	$642	67%	$385
Cash, cash equivalents and marketable securities	$4,632	-3%	$4,771

Working capital:  The increase in working capital in the first quarter of fiscal 2006 is primarily due to greater cash flows from operations from higher sales volumes in the preceding quarter, partially offset by cash used to pay for acquisitions and to reduce debt obligations.

Cash, cash equivalents and marketable securities:  Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less. Marketable securities primarily consist of commercial paper, corporate notes and Unites States government agency notes. Cash, cash equivalents and marketable securities include $3.0 billion held by our foreign subsidiaries.

	Three Months Ended August 31,
(Dollars in millions)	2005	Change	2004
Cash provided by operating activities	$1,458	3%	$1,414
Cash used for investing activities	$(255)	-85%	$(1,659)
Cash used for financing activities	$(1,297)	139%	$(542)

Cash flows from operating activities:  Our largest source of operating cash flows is cash collections from our customers following the purchase and renewal of their software license updates and product support agreements. Payments from customers for software license updates and product support are generally received by the beginning of the contract term, which is generally one year in length. We also generate significant cash from new software license sales, and to a lesser extent, services. Our primary uses of cash from operating activities are for personnel related expenditures, payment of taxes, facilities and technology costs. Additionally in the first quarter of fiscal 2006, our cash flows from operations were used to reduce outstanding indebtedness and for acquisitions.

Cash flows from operating activities increased in the first quarter of fiscal 2006 primarily due to higher net income, excluding non-cash charges, and increases in non-acquisition related deferred revenues, partially offset by increased income tax payments.

Days sales outstanding, which is calculated by dividing period end accounts receivable by average daily sales for the quarter, was 52 at August 31, 2005 and 56 days at May 31, 2005. The days sales outstanding calculation excludes the adjustment to reduce software license updates and product support revenue related to adjusting the carrying value for deferred support revenues acquired, primarily from PeopleSoft, to its estimated fair value. The decline in days sales outstanding is due to more timely collections, as well as a shift in the mix of total revenues. Software license updates and product support revenues are generally billed one year in advance, while the revenues are recognized ratably over the annual contract period. Software license updates and product support revenues as a percentage of total revenues increased, resulting in higher cash collections and lower days sales outstanding.

Cash flows from investing activities:  The changes in cash flows from investing activities primarily relate to acquisitions and the timing of purchases and maturities of investments. We also use cash to invest in capital and other assets to support our growth.

Cash used for investing activities decreased primarily due to net investment proceeds received in the first quarter of fiscal 2006 compared with net investment purchases made in the first quarter of fiscal 2005, partially offset by cash used to pay for acquisitions.

Cash flows from financing activities:  The changes in cash flows from financing activities primarily relate to payments made for stock repurchases, as well as borrowings and payments under debt obligations.

Net cash used for financing activities in the first quarter of fiscal 2006 primarily relates to repayment amounts under our commercial paper program, while the net cash used in the first quarter of fiscal 2005 related to higher stock repurchases.

Free cash flow:  We believe reporting free cash flow provides more visibility to our ability to generate cash. We believe that this measure is also useful to investors as one of the bases for comparing our operating performance with our competitors. We evaluate free cash flow over a trailing 4-quarter period versus on a quarterly basis as we manage our business on an annual basis. Free cash flow is not a measure of financial performance under U.S. generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. We calculate free cash flows as follows:

	Trailing 4-Quarters Ended August 31,
(Dollars in millions)	2005	Change	2004
Cash provided by operating activities	$3,596	7%	$3,350
Capital expenditures(1)	$(206)	40%	$(147)

Free cash flow	$3,390	6%	$3,203

Net income	$2,896		$2,751
Free cash flow as a percent of net income	117%		116%

(1)	Represents capital expenditures as reported in cash flows from investing activities in our condensed consolidated statements of cash flows presented in accordance with U.S. generally accepted accounting principles.

Long-Term Customer Financing

We offer our customers the option to acquire our software and services through separate long-term payment contracts. We generally sell such contracts on a non-recourse basis to financial institutions. We record the transfers of amounts due from customers to financial institutions as sales of financial assets because we are considered to have surrendered control of these financial assets. For the three months ended August 31, 2005 and 2004, $52.3 million and $43.8 million or approximately 8% of our new software license revenues were financed through our financing division.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our information within the context of our consolidated financial position, results of operations and cash flows. The following is a summary of our contractual obligations as of August 31, 2005:

	Year Ending May 31,
(in millions)	Total	2006	2007	2008	2009	2010	2011	Thereafter
Balance Sheet Contractual Obligations:
Short-term borrowings(1)	$1,522	$1,522	$—	$—	$—	$—	$—	$—
Principal payments on senior notes	150	—	150	—	—	—	—	—
Payable to PeopleSoft stockholders(2)	5	5	—	—	—	—	—	—
Notes payable	6	—	6	—	—	—	—	—

Total balance sheet contractual obligations	1,683	1,527	156	—	—	—	—	—
Other Contractual Obligations:
Interest payments on short-term borrowings(1)	20	20	—	—	—	—	—	—
Interest payments on senior notes(3)	13	6	7	—	—	—	—	—
Operating leases	741	134	150	110	92	72	49	134
Purchase obligations(4)	37	19	15	3	—	—	—	—
Funding commitments(5)	8	8	—	—	—	—	—	—

Total other contractual obligations	819	187	172	113	92	72	49	134

Total contractual obligations	$2,502	$1,714	$328	$113	$92	$72	$49	$134

(1)	Short-term borrowings include approximately $996 million in promissory notes under our commercial paper program with various maturities through November 2005, net of unamortized discount of $4 million (weighted average effective interest rate of 3.64% at August 31, 2005) and $526 million outstanding under our unsecured $700 million loan facility due May 2006 (effective interest rate of 4.05% at August 31, 2005).

(2)	On January 7, 2005, we completed the merger of PeopleSoft and converted each remaining outstanding share of PeopleSoft common stock not tendered into a right to receive $26.50 per share in cash, without interest. As of August 31, 2005, $5 million remained payable to PeopleSoft stockholders who had not submitted their shares.

(3)	Represents estimated interest payments on our senior notes using an effective interest rate of 5.76% at August 31, 2005. We entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with our 6.91% senior notes so that the interest payable on the senior notes effectively becomes variable.

(4)	Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the payment.

(5)	Funding commitments relate to the maximum additional capital we may need to contribute toward our venture fund investments which are payable upon demand.

Pending Acquisitions

i-flex Solutions Limited

On August 2, 2005, we, through our acquisition subsidiary, entered into a Share Purchase Agreement with OrbiTech Limited, a subsidiary of Citigroup Inc. for the purchase of 32,236,000 shares of i-flex Solutions Limited, an Indian software company (Bombay Stock Exchange: IFLX.BO and National Stock Exchange of India: IFLX.NS). The shares to be purchased from OrbiTech constitute approximately 43% of the outstanding common stock of i-flex. Under the terms of the Share Purchase Agreement, we will pay 800 Indian rupees per share of i-flex for a total purchase price of approximately 25.8 billion Indian rupees, or approximately $592.8 million. We expect to close the purchase of i-flex shares from OrbiTech in our second quarter of fiscal 2006.

As a result of entering into the Share Purchase Agreement, we were obligated under Indian law to make an open offer to purchase up to 15,586,914 additional shares, equal to 20% of the outstanding equity of i-flex. On

August 2, 2005, we published an announcement notifying the public shareholders of i-flex of the open offer to purchase such shares. Holders of i-flex equity shares who tender their shares will receive 882.62 Indian rupees per share in the open offer. Pursuant to Indian laws, the open offer will commence on October 5, 2005 and is expected to close on October 24, 2005. The open offer is not conditioned upon any minimum level of acceptance by the i-flex shareholders. The acquisition is subject to regulatory approvals and other customary conditions.

We expect that we will need approximately $900 million to purchase all shares from OrbiTech and from i-flex’s public shareholders in the open offer, if the open offer is fully subscribed, and to pay estimated fees and expenses.

Siebel Systems, Inc.

On September 12, 2005, we entered into a Merger Agreement to acquire Siebel Systems, Inc. The proposed transaction is valued at approximately $5.85 billion (based on a fully-diluted equity value), or $3.61 billion net of Siebel’s cash on hand of $2.24 billion as of June 30, 2005. The transaction is conditioned upon (i) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable foreign antitrust laws of certain other jurisdictions, including the European Commission, (ii) approval of the merger and adoption of the Merger Agreement by Siebel stockholders and (iii) other customary closing conditions.

Pursuant to the Merger Agreement, each share of Siebel common stock will be converted into the right to receive either (a) $10.66 in cash or (b) a number of shares of our common stock equal to $10.66 divided by the greater of (i) $10.72 or (ii) the average closing price of our common stock over the ten trading days immediately preceding (but not including) the closing date, provided that no more than 30% of the outstanding Siebel common stock may be converted into our common stock. If Siebel stockholders holding more than 30% of Siebel common stock elect to receive our stock, the equity consideration will be prorated. The stock election will not be available unless the holders of at least 6% of the outstanding Siebel common stock make the stock election. In addition, options to acquire Siebel common stock and Siebel restricted stock awards will be converted into options to acquire shares of our common stock based on formulas contained in the Merger Agreement.

Net of Siebel’s cash on hand of $2.24 billion as of June 30, 2005, we expect that we will need approximately $2.6 billion to $4.3 billion to purchase all shares of Siebel stock that we estimate will be outstanding at the close of the acquisition (depending on how much stock is issued). We intend to repurchase an amount of shares equal to the number of shares issued in the transaction.

We believe that our current cash and cash equivalents, marketable securities and cash generated from operations will be sufficient to meet our working capital, capital expenditure, contractual obligations and investment needs. In addition, we believe we could fund other acquisitions, including our pending acquisitions, with our internally available cash and investments, cash generated from operations, amounts available under our commercial paper program, additional borrowings or from the issuance of additional securities.

Stock Options

Our stock option program is a key component of the compensation package we provide to attract and retain talented employees and align their interests with the interests of existing stockholders. We recognize that options dilute existing stockholders and have sought to control the number of options granted while providing competitive compensation packages. Consistent with these dual goals, our cumulative potential dilution over the last three full fiscal years has been less than 2.0% and has averaged 1.1% per year. The potential dilution percentage is calculated as the new option grants for the year, net of options forfeited by employees leaving the company, divided by the total outstanding shares at the beginning of the year. This maximum potential dilution will only result if all options are exercised. Many of these options, which have 10-year exercise periods, have exercise prices substantially higher than the current market price. At August 31, 2005, 22% of our outstanding stock options had exercise prices in excess of the current market price. Consistent with our historic practices, we do not expect that dilution from future grants before the effect of our stock repurchase program will exceed 1.5% per year for our ongoing business. Over the last 10 years, our stock repurchase program has more than offset the dilutive effect of our stock option program, however, we may reduce the level of our stock repurchases in the future as we may use our available cash to repay indebtedness. At August 31, 2005, the maximum potential dilution from all outstanding and unexercised option awards, regardless of when granted and regardless of whether vested or unvested and including options where the strike price is higher than the current market price, was 9.7%.

The Compensation Committee of the Board of Directors reviews and approves the organization-wide stock option grants to selected employees, all stock option grants to executive officers and any individual stock option grants in excess of 25,000 shares. A separate Plan Committee, which is an executive officer committee, approves individual stock option grants up to 25,000 shares to non-executive officers and employees.

Options granted from June 1, 2002 through August 31, 2005 are summarized as follows:

(Shares in millions)
Options outstanding at May 31, 2002	454
Options granted(1)	312
Options exercised	(180)
Forfeitures	(87)

Options outstanding at August 31, 2005	499

Average annualized options granted, net of forfeitures	69
Average annualized stock repurchases	160

Shares outstanding at August 31, 2005	5,149
Weighted-average shares outstanding from June 1, 2002 through August 31, 2005	5,212

Options outstanding as a percent of shares outstanding at August 31, 2005	9.7%

In the money options outstanding (based on our August 31, 2005 stock price) as a percent of shares outstanding at August 31, 2005	7.6%

Average annualized options granted, net of forfeitures and before stock repurchases, as a percent of weighted-average shares outstanding from June 1, 2002 through August 31, 2005	1.3%

Average annualized options granted, net of forfeitures and after stock repurchases, as a percent of average shares outstanding from June 1, 2002 through August 31, 2005	-1.7%

(1)	Includes 99 options assumed in connection with acquisitions.

Generally, we grant stock options to our existing employees on an annual basis. During the first quarter of fiscal 2006, we made our annual grant of options and other grants to purchase approximately 59.9 million shares, which were partially offset by forfeitures of options to purchase 6.4 million shares.

New Accounting Pronouncements

Share-Based Payment:  On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

•	Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We are required to adopt this new standard on June 1, 2006, with early-adoption permitted.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from what would have been reported under prior accounting rules.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)’s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Note 2 of Notes to Condensed Consolidated Financial Statements for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123.

Exchanges of Nonmonetary Assets:  On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections:  On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition of a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Amortization Period for Leasehold Improvements:  On June 29, 2005, the FASB ratified the EITF’s Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements. Issue 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue

05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in our second quarter of fiscal 2006. We do not believe the adoption of Issue 05-06 will have a material effect on our consolidated financial position, results of operations or cash flows.

Factors That May Affect Our Future Results or the Market Price of Our Stock

We operate in a rapidly changing economic and technological environment that presents numerous risks, many of which are driven by factors that we cannot control or predict. The following discussion, as well as our Critical Accounting Policies and Estimates, highlights some of these risks.

Economic, political and market conditions can adversely affect our revenue growth and profitability.  Our business is influenced by a range of factors that are beyond our control and that we have no comparative advantage in forecasting. These include:

•	the overall demand for enterprise computer software and services;

•	governmental budgetary constraints or shifts in government spending priorities;

•	general economic and business conditions; and

•	general political developments, such as the war on terrorism.

Recovery in the global economic environment has been modest and uneven. A general weakening of the global economy, or a curtailment in government spending, could delay and decrease customer purchases. In addition, the war on terrorism and the potential for other hostilities in various parts of the world, as well as natural disasters, continue to contribute to a climate of economic and political uncertainty that could adversely affect our revenue growth and results of operations. These impacts generally fall most strongly on our sales of software licenses, and to a lesser extent, also affect our renewal rates for software license updates and product support.

We may fail to achieve our financial forecasts due to inaccurate sales forecasts or other factors.  Our revenues, and particularly our new software license revenues, are difficult to forecast, and as a result our quarterly operating results can fluctuate substantially. We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all proposals and estimate when a customer will make a purchase decision and the dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. Our pipeline estimates can prove to be unreliable both in a particular quarter and over a longer period of time, in part because the “conversion rate” of the pipeline into contracts can be very difficult to estimate. A variation in the conversion rate, or in the pipeline itself, could cause us to plan or budget incorrectly and adversely affect our business or results of operations. In particular, a slowdown in information technology spending or economic conditions generally can reduce the conversion rate in particular periods as purchasing decisions are delayed, reduced in amount or cancelled. The conversion rate can also be affected by the tendency of some of our customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms. In addition, for companies we acquire, we will have limited experience for several quarters regarding how their pipelines will convert into sales or revenues. Because a substantial portion of our software license revenue contracts are completed in the latter part of a quarter, and our cost structure is largely fixed in the short term, revenue shortfalls tend to have a disproportionately negative impact on our profitability. A delay in even a small number of large software license transactions could cause our quarterly results to fall significantly short of our predictions.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance our existing products and services.  Rapid technological advances and evolving standards in computer hardware, software development and communications infrastructure, changing and increasingly sophisticated customer needs and frequent new product introductions and enhancements characterize the enterprise software market in which we compete. If we are unable to develop new products and services, or to enhance and improve our products and support services in a timely manner or to position and/or price our products and services to meet market demand, customers may not buy new software licenses or renew software license updates and product support. In addition, standards for network protocols, as well as other industry adopted and de facto standards for the internet, are rapidly evolving. We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively for business opportunities in emerging areas.

Following the PeopleSoft acquisition, we announced Project Fusion, a next generation platform planned to combine the best features, flows and usability traits of the Oracle and PeopleSoft applications. We have also acquired several other application product lines, which will need to be optimized for the Project Fusion platform. If we do not develop and release Project Fusion products within the anticipated time frames, if there is a delay in market acceptance of the combined product line, or if we do not timely optimize the complementary product lines for Project Fusion, our applications business may be adversely affected.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.  An active acquisition program is an important element of our corporate strategy, and we expect to continue to acquire companies, products, services and technologies. For example, we recently announced that we have agreed to purchase all of the outstanding shares of Siebel Systems, Inc. for $10.66 per share in cash or stock (up to 30%), or an estimated aggregate of $5.85 billion. The Siebel acquisition is subject to a vote of their stockholders, regulatory approvals and other customary conditions. Risks we may encounter in acquisitions include:

•	the acquisition may not further our business strategy, or we may pay more than it is worth;

•	we may not realize the anticipated increase in our revenues if a larger than predicted number of customers decline to renew software license updates and product support, if we are unable to sell the acquired products to our larger customer base or if acquired contract models do not allow us to recognize revenues on a timely basis;

•	we may have difficulty incorporating the acquired technologies or products with our existing product lines and maintaining uniform standards, controls, procedures and policies;

•	we may have higher than anticipated costs in continuing support and development of acquired products;

•	we may have multiple and overlapping product lines that may be offered, priced and supported differently, which could cause customer confusion and delays;

•	our relationship with current and new employees, customers and distributors could be impaired;

•	our due diligence process may fail to identify technical problems, such as issues with the company’s product quality or product architecture;

•	we may lose anticipated tax benefits or have additional legal or tax exposures if we have prematurely or improperly combined entities;

•	we may face contingencies related to product liability, intellectual property, financial disclosures and accounting practices or internal controls;

•	the acquisition may result in litigation from terminated employees or third parties;

•	our ongoing business may be disrupted and our management’s attention may be diverted by transition or integration issues; and

•	we may be unable to obtain timely approvals from governmental authorities under competition and antitrust laws.

These factors could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or number of acquisitions.

While we have generally paid for acquisitions in cash, to the extent that we issue equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

PeopleSoft’s Customer Assurance Program may expose us to substantial liabilities if triggered.  In June 2003, in response to our tender offer, PeopleSoft implemented what it referred to as the “customer assurance program” or “CAP”. The CAP incorporated a provision in PeopleSoft’s standard licensing arrangement that purports to contractually burden Oracle, as a result of its acquisition of PeopleSoft, with a contingent obligation to make payments to PeopleSoft customers should Oracle fail to take certain business actions for a fixed period of time subsequent to the acquisition. The payment obligation is fixed at an amount generally between two and five times the license and first year support fees paid to PeopleSoft in the applicable license transaction. This purported obligation was not reflected as a liability on PeopleSoft’s balance sheet as PeopleSoft concluded that it could be triggered only following the consummation of an acquisition. PeopleSoft used six different standard versions of the CAP over the 18-month period commencing June 2003. PeopleSoft ceased using the CAP on December 29, 2004, the date on which we acquired our controlling interest in PeopleSoft. We have concluded that, as of the date of the acquisition, the penalty provisions under the CAP represented a contingent liability of Oracle. The aggregate potential CAP obligation as of August 31, 2005 was $3.5 billion. We have not recorded a liability related to the CAP, as we do not believe it is probable that our post-acquisition activities related to the PeopleSoft product line will trigger an obligation to make any payment pursuant to the CAP.

In addition, while no assurance can be given as to the ultimate outcome of litigation, we believe we would also have substantial defenses with respect to the legality and enforceability of the CAP contract provisions in response to any claims seeking payment from Oracle under the CAP terms. While we have taken extensive steps to assure customers that we intend to continue developing and supporting the PeopleSoft line of products, PeopleSoft customers may assert claims for CAP payments.

We may need to change our pricing models to compete successfully.  The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce margins and could adversely affect operating results. Our software license updates and product support fees are generally priced as a percentage of our new license fees. Our competitors may offer a lower percentage pricing on product updates and support, which could put pressure on us to further discount our new license prices. Any broadly-based changes to our prices and pricing policies could cause new software license and services revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products. In addition, if we do not adapt our pricing models to reflect changes in customer use of our products, our new software license revenues could decrease. Additionally, increased distribution of applications through application service providers may reduce the average price for our products or adversely affect other sales of our products, reducing new software license revenues unless we can offset price reductions with volume increases or lower spending.

We may be unable to compete effectively in a range of markets within the highly competitive software industry.  Many vendors develop and market databases, internet application server products, application development tools, business applications, collaboration products and business intelligence products that compete with our offerings. In addition, several companies offer business outsourcing as a competitive alternative to buying software. Some of these competitors have greater financial or technical resources than we do. Also, our competitors who offer business applications and application server products may influence a customer’s purchasing decision for the underlying database in an effort to persuade potential customers not to acquire our products. We could lose market share if our competitors introduce new competitive products, add new functionality, acquire competitive products, reduce prices or form strategic alliances with other companies. We may also face increasing competition from open source software initiatives, in which competitors may provide software and intellectual property free. Existing or new competitors could gain market share in any of our markets at our expense.

Our periodic sales force restructurings can be disruptive.  We continue to rely heavily on our direct sales force. We have in the past restructured or made other adjustments to our sales force in response to management changes, product changes, performance issues and other internal considerations. We recently made some adjustments to focus our sales force separately on our database management software or applications software products, to modify and simplify our coverage models and to change some of our sales and consulting management. In the past, sales force restructurings have generally resulted in a temporary lack of focus and reduced productivity; these effects could recur in connection with future restructurings and our revenues could be negatively affected.

Disruptions of our indirect sales channel could affect our future operating results.  Our indirect channel network is comprised primarily of resellers, system integrators/implementers, consultants, education providers, internet service providers, network integrators and independent software vendors. Our relationships with these channel participants are important elements of our marketing and sales efforts. Our financial results could be adversely affected if our contracts with channel participants were terminated, if our relationships with channel participants were to deteriorate, if any of our competitors enter into strategic relationships with or acquire a significant channel participant or if the financial condition of our channel participants were to weaken. There can be no assurance that we will be successful in maintaining, expanding or developing our relationships with channel participants. If we are not successful, we may lose sales opportunities, customers and market share.

Charges to earnings resulting from past acquisitions may adversely affect our operating results.  Under purchase accounting, we allocate the total purchase price to an acquired company’s net tangible assets, amortizable intangible assets and in-process research and development based on their fair values as of the date of the acquisition and record the excess of the purchase price over those fair values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Going forward, the following factors could result in material charges that would adversely affect our results:

•	impairment of goodwill;

•	charges for the amortization of identifiable intangible assets and for stock-based compensation;

•	accrual of newly identified pre-merger contingent liabilities that are identified subsequent to the finalization of the purchase price allocation; and

•	charges to income to eliminate certain Oracle pre-merger activities that duplicate those of the acquired company or to reduce our cost structure.

We expect to continue to incur additional costs associated with combining the operations of our previously acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated amortization of deferred equity compensation and severance payments, reorganization or closure of facilities, relocation and disposition of excess equipment, taxes and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.  We derive a substantial portion of our revenues, and have significant operations, outside of the United States. Our international operations include software development, sales, customer support and shared administrative service centers, and we plan to expand these international operations, including in China and India. We are subject to a variety of risks, including those related to general economic conditions in each country or region, regulatory changes, political unrest, terrorism and the potential for other hostilities, particularly in areas in which we have facilities. We face difficulty in managing an organization operating in various countries, which can entail longer payment cycles and difficulties in collecting accounts receivable, overlapping tax regimes, fluctuations in currency exchange rates, difficulties in transferring funds from certain countries and reduced protection for intellectual property rights in some countries. We must comply with a variety of international laws and regulations, including trade restrictions, local labor ordinances, changes in tariff rates and import and export licensing requirements. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

We have recently announced that we intend to take a majority position in i-flex Solutions Limited, a publicly traded Indian software company focused on the banking industry. As a majority shareholder of an international entity we would be faced with several additional risks, including being subject to local securities regulations, being unable to exert full control or obtain financial and other information on a timely basis and having certain responsibilities to the minority shareholders.

We may experience foreign currency gains and losses.  We conduct a portion of our business in currencies other than the United States dollar. Our revenues and operating results are adversely affected when the dollar strengthens relative to other currencies and are positively affected when the dollar weakens. Changes in the value of major foreign currencies, particularly the Euro, Japanese Yen and British Pound relative to the United States dollar positively affected revenues and operating results in fiscal 2005 and the first three months of fiscal 2006, and if the dollar strengthens relative to other currencies in the future, our revenues and operating results will be adversely affected.

Our foreign currency transaction gains and losses, primarily related to sublicense fees and other agreements among us and our subsidiaries and distributors, are charged against earnings in the period incurred. We enter into foreign exchange forward contracts to hedge certain transaction and translation exposures in major currencies, but we will continue to experience foreign currency gains and losses in certain instances where it is not possible or cost effective to hedge foreign currencies.

Oracle On Demand may not be successful.  We offer outsourcing services for our products through three core offerings: Oracle E-Business Suite On Demand, Oracle Collaboration Suite On Demand and Oracle Technology On Demand, delivered either at Oracle or at a customer designated location. Our Oracle On Demand business model continues to evolve and we may not be able to compete effectively or generate significant revenues. This business is subject to a variety of risks including:

•	demand for these services may not meet our expectations;

•	we may not be able to operate this business at an acceptable profit level;

•	we manage critical customer applications, data and other confidential information through Oracle On Demand and thus would face increased exposure to significant damage claims in the event of system failures or inadequate disaster recovery or misappropriation of customer confidential information;

•	we may face regulatory exposure in certain areas such as data privacy, data security and export compliance, as well as workforce reduction claims as a result of customers transferring their information technology functions to us;

•	the laws and regulations applicable to hosted service providers are unsettled, particularly in the areas of privacy and security and use of offshore resources; changes in these laws could affect our ability to provide services from or to some locations and could increase both the cost and risk associated with providing the services; and

•	our Oracle On Demand offerings may require large fixed costs such as for data centers, computers, network infrastructure and security.

We may be unable to hire enough qualified employees or we may lose key employees.  We rely on the continued service of our senior management and other key employees and the hiring of new qualified employees. In the software industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may experience increased compensation costs that are not offset by either improved productivity or higher prices. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel. With rare exceptions, we do not have long-term employment or non-competition agreements with our employees. Members of our senior management team have left Oracle over the years for a variety of reasons, and we cannot assure you that there will not be additional departures, which may be disruptive to our operations.

Part of our total compensation program includes stock options. If our stock price performs poorly it may adversely affect our ability to retain or attract key employees. In addition, because we will be treating all stock-based compensation as an expense no later than the beginning of fiscal 2007, we may change both our cash and stock-based compensation practices. Some of the changes we are considering or have already implemented include the reduction in the number of employees granted options, a reduction in the number of options granted, the reduction of benefits under the employee stock purchase plan and a change to alternative forms of stock-based compensation. Any changes in our compensation practices or changes made by competitors could affect our ability to retain and motivate existing personnel and recruit new personnel.

We might experience significant errors or security flaws in our products and services.  Despite testing prior to their release, software products frequently contain errors or security flaws, especially when first introduced or when new versions are released. Errors in our software products could affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance of our products. If we experience errors or delays in releasing new products or new versions of products, we could lose revenues. In addition, we run our own business operations, Oracle On Demand, and other outsourcing, support and consulting services, on our products and networks and any security flaws, if exploited, could affect our ability to conduct business operations. End users, who rely on our products and services for applications that are critical to their businesses, may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally. Software product errors and security flaws in our products or services could expose us to product liability, performance and/or warranty claims as well as harm our reputation, which could impact our future sales of products and services. The detection and correction of any security flaws can be time consuming and costly.

We may not receive significant revenues from our current research and development efforts for several years, if at all.  Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. In the first three months of fiscal 2006, our research and development expenses were $400 million, or 15% of our total revenues. Our plans for the remainder of fiscal 2006 include significant investments in software research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years if at all.

We may not be able to protect our intellectual property.  We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Third parties may claim we infringe their intellectual property rights.  We periodically receive notices from others claiming we are infringing their intellectual property rights, principally patent rights. We expect the number of such claims will increase as the number of products and competitors in our industry segments grows, the functionality of products overlap, and the volume of issued software patents and patent applications continues to increase. Responding to any infringement claim, regardless of its validity, could:

•	be time-consuming, costly and/or result in litigation;

•	divert management’s time and attention from developing our business;

•	require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	require us to stop selling or to redesign certain of our products; or

•	require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected. A patent infringement case, which has reached the motion stage, is discussed under Legal Proceedings in our Notes to Condensed Consolidated Financial Statements.

Our sales to government clients subject us to risks including early termination, audits and investigations.  We derive a substantial portion of our revenues from contracts with the United States government, state and local governments and their respective agencies, who may terminate most of these contracts at any time, without cause.

There is increased pressure for governments and their agencies, both domestically and internationally, to reduce spending. Our federal government contracts are subject to the approval of appropriations being made by the United States Congress to fund the expenditures under these contracts.

Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business. If we were assessed any penalties or sanctions, our business and operating results could be adversely affected.

Business disruptions could affect our operating results.  A significant portion of our research and development activities and certain other critical business operations are concentrated in a few geographic areas. We are a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services, including Oracle On Demand. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result our future operating results could be materially and adversely affected.

We may have exposure to additional tax liabilities.  As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.

In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Our intercompany transfer pricing is currently being reviewed by the IRS and by foreign tax jurisdictions and will likely be subject to additional audits in the future. We previously negotiated three unilateral Advance Pricing Agreements with the IRS that cover many of our intercompany transfer pricing issues and preclude the IRS from making a transfer pricing adjustment within the scope of these agreements. However, these agreements, which are effective for fiscal years through May 31, 2006, do not cover all elements of our transfer pricing and do not bind tax authorities outside the United States. We are currently negotiating bilateral Advance Pricing Agreements to cover periods from June 1, 2001 through May 31, 2006.

Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes and may have exposure to additional non-income tax liabilities.

Our stock price could become more volatile and your investment could lose value.  All of the factors discussed in this section could affect our stock price. The timing of announcements in the public market regarding new products, product enhancements or technological advances by our competitors or us, and any announcements by us of acquisitions, major transactions, or management changes could also affect our stock price. Our stock price is subject to speculation in the press and the analyst community, changes in recommendations or earnings estimates by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, and market trends unrelated to our performance. A significant drop in our stock price could also expose us to the risk of securities class actions lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Income Rate Risk.  Based on our intentions regarding our investments, we classify our investments as either held-to-maturity or available-for-sale. Held-to-maturity investments are reported on the balance sheet at amortized cost. Available-for-sale securities are reported at market value. Auction rate securities, which are classified as available-for-sale, are reported on the balance sheet at par value, which equals market value, as the rate on such securities re-sets generally every 7 to 28 days. As a majority of our investments are held-to-maturity, interest rate movements do not affect the balance sheet valuation of the fixed income investments. Changes in the overall level of interest rates affect our interest income that is generated from our investments. For the three months ended August 31, 2005, total interest income was $24.7 million with investments yielding an average 2.02% on a worldwide basis. This interest rate level was up approximately 42 basis points from 1.60% for the three months ended August 31, 2004. If overall interest rates fell by a similar amount (42 basis points) in the second quarter of fiscal 2006, our interest income would decline approximately $4.8 million, assuming consistent investment levels.

The table below presents the cash, cash equivalent and marketable securities balances, related weighted average interest rates and maturities for our investment portfolio at August 31, 2005. The cash, cash equivalent and marketable securities balances approximate fair value at August 31, 2005:

(Dollars in millions)	Amortized Principal Amount	Weighted Average Interest Rate
Cash and cash equivalents	$3,790	2.38%
Marketable securities	842	1.06%

Total cash, cash equivalents and marketable securities	$4,632	2.14%

The table above includes the United States dollar equivalent of cash, cash equivalents and marketable securities, a portion of which is denominated in foreign currencies as shown below. See discussion of our foreign currency risk below for a description of how we hedge net assets of certain international subsidiaries from foreign currency exposure.

(in millions)	Amortized Principal Amount at August 31, 2005
Japanese Yen	$743
Euro	646
UK Pound	224
Chinese Renminbi	198
Canadian Dollar	170
Australian Dollar	107
South African Rand	87
Other currencies	862

Total cash, cash equivalents and marketable securities denominated in foreign currencies	$3,037

Interest Expense Rate Risk.  On April 7, 2005, we introduced a commercial paper program with an authorized maximum outstanding amount of $3 billion. As of August 31, 2005, $1.0 billion of commercial paper remained outstanding (effective weighted-average interest rate of 3.64%). A 50 basis point change in interest rates would increase or decrease interest expense by $5.0 million annually.

On May 20, 2005, a wholly-owned subsidiary of Oracle borrowed $700 million under an unsecured 364-day term loan agreement (OTC Loan Facility). Borrowings under the OTC Loan Facility bear interest at a rate per annum equal to a rate based on the London interbank offered rate from time to time plus a margin, which fluctuates based upon the ratings assigned from time to time by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services to our senior unsecured long-term debt. As of August 31, 2005, $526 million remained outstanding (effective interest rate of 4.05%). A 50 basis point change in interest rates would increase or decrease interest expense by $2.6 million annually.

We have $150 million in 6.91% senior notes due in February 2007. In February 2002, we entered into an interest-rate swap agreement that has the economic effect of modifying the interest obligations associated with these senior notes so that the interest payable on the senior notes effectively becomes variable based on the three month LIBOR set quarterly until maturity. The notional amount of the interest rate swap and the termination date match the principal amounts and maturity date of the outstanding senior notes. Our interest rate swap reduced the effective interest rate on our 6.91% senior notes to 5.76% as of August 31, 2005. The fair value of the interest rate swap was $1.4 million at August 31, 2005 and is included in other assets in the accompanying condensed consolidated balance sheets.

Foreign Currency Transaction Risk.  We transact business in various foreign currencies and have established a program that primarily utilizes foreign currency forward contracts to offset the risk associated with the effects of certain foreign currency exposures. Under this program, increases or decreases in our foreign currency exposures are offset by gains or losses on the forward contracts, to mitigate the possibility of foreign currency transaction gains or losses. These foreign currency exposures typically arise from intercompany sublicense fees and other intercompany transactions. Our forward contracts generally have terms of 90 days or less. We do not use forward contracts for trading purposes. All outstanding foreign currency forward contracts (excluding our Yen equity hedge described below) are marked to market at the end of the period with unrealized gains and losses included in non-operating income, net. Our ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect as the contracts mature. Net foreign exchange transaction gains/(losses) included in non-operating income, net in the accompanying condensed consolidated statements of operations were $11.2 million and $(5.6) million in the three months ended August 31, 2005 and 2004, respectively. The fair values of foreign currency forward contracts were not significant individually or in the aggregate.

Net Investment Risk.  Periodically, we hedge the net assets of certain international subsidiaries (net investment hedges) using foreign currency forward contracts to offset the translation and economic exposures related to our investments in these subsidiaries. We measure the ineffectiveness of net investment hedges by using the changes in spot exchange rates because this method reflects our risk management strategies, the economics of those strategies in our financial statements and better manages interest rate differentials between different countries. Under this method, the change in fair value of the forward contract attributable to the changes in spot exchange rates (the effective portion) is reported in stockholders’ equity to offset the translation results on the net investments. The remaining change in fair value of the forward contract (the ineffective portion) is recognized in non-operating income, net.

At August 31, 2005, we had one net investment hedge in Japanese Yen. The Yen investment hedge minimizes currency risk arising from net assets held in Yen as a result of equity capital raised during the initial public offering and secondary offering of Oracle Japan. The fair value of our Yen investment hedge was $0.1 million and $0.5 million as of August 31, 2005 and 2004. The Yen investment hedge has a notional amount of $596.9 million and an exchange rate of 110.58 Yen for United States dollar.

Net losses on investment hedges reported in stockholders’ equity were $13.5 million and $11.4 million in the three months ended August 31, 2005 and 2004, respectively. Net gains on investment hedges reported in non-operating income, net were $5.1 million and $2.2 million in the three months ended August 31, 2005 and 2004, respectively.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this quarterly report, have concluded that our disclosure controls and procedures are effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Changes in Internal Control over Financial Reporting.  There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls.  The Company’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

The material set forth in Note 16 of Notes to Condensed Consolidated Financial Statements in Part I, Item 1 of this Form 10-Q is incorporated herein by reference.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Stock Repurchase Program

In 1992, our Board of Directors approved a program to repurchase shares of our common stock to reduce the dilutive effect of our stock option and stock purchase plans. The Board has expanded the repurchase program several times by either increasing the authorized number of shares to be repurchased or by authorizing a fixed dollar amount expansion, most recently in October 2004. From the inception of the stock repurchase program to August 31, 2005, a total of 1.8 billion shares have been repurchased for approximately $20.6 billion. At August 31, 2005, approximately $1.7 billion was available to repurchase shares of our common stock pursuant to the stock repurchase program.

The following table summarizes the stock repurchase activity for the three months ending August 31, 2005, and the approximate dollar value of shares that may yet be purchased pursuant to the stock repurchase program:

(in millions, except per share amounts)	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
June 1, 2005 – June 30, 2005	—	$—	—	$1,908.5
July 1, 2005 – July 31, 2005	18.1	13.81	18.1	1,658.8
August 1, 2005 – August 31, 2005	—	—	—	1,658.8

Total	18.1	$13.81	18.1

Item 6.	Exhibits

Exhibit Number		Exhibit Title

2.01	(1)	Agreement and Plan of Merger dated September 12, 2005 among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc.

10.01		Oracle Corporation Employee Stock Purchase Plan (1992), as amended and restated as of February 8, 2005

10.25	(2)	Amendment dated August 26, 2005, to the Offer Letter dated May 14, 2003, to Charles E. Phillips, Jr.

10.26	(3)	Amendment dated September 8, 2005, to the Offer Letter dated June 20, 2005, to Gregory B. Maffei

31.01		Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Lawrence J. Ellison

31.02		Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Gregory B. Maffei

32.01		Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

(1)	Incorporated by reference to the Form 8-K filed on September 15, 2005

(2)	Incorporated by reference to the Form 8-K filed on August 30, 2005

(3)	Incorporated by reference to the Form 8-K filed on September 9, 2005

PART II

Item 6.	Exhibits

Exhibit Number	Exhibit Title

2.01(1)	Agreement and Plan of Merger dated September 12, 2005 among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc.

10.01(2)	Oracle Corporation Employee Stock Purchase Plan (1992), as amended and restated as of February 8, 2005

10.25(3)	Amendment dated August 26, 2005, to the Offer Letter dated May 14, 2003, to Charles E. Phillips, Jr.

10.26(4)	Amendment dated September 8, 2005, to the Offer Letter dated June 20, 2005, to Gregory B. Maffei

31.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Lawrence J. Ellison

31.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act—Safra A.Catz

32.01	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

(1)	Incorporated by reference to the Form 8-K filed on September 15, 2005

(2)	Filed with initial filing of the Form 10-Q on September 28, 2005

(3)	Incorporated by reference to the Form 8-K filed on August 30, 2005

(4)	Incorporated by reference to the Form 8-K filed on September 9, 2005

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 27, 2005.

ORACLE CORPORATION

By:	/s/ JENNIFER L. MINTON

Jennifer L. Minton Senior Vice President, Global Finance and Operations and Chief Accounting Officer

Exhibit 31.01

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Lawrence J. Ellison, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Oracle Corporation;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

d)	disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Finance and Audit Committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 27, 2005	By:	/s/ LAWRENCE J. ELLISON

Lawrence J. Ellison Chief Executive Officer and Director

Exhibit 31.02

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Safra A. Catz, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of Oracle Corporation;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and

d)	disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Finance and Audit Committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 27, 2005	By:	/s/ SAFRA A. CATZ

Safra A. Catz President, Chief Financial Officer and Director

Exhibit 32.01

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

December 27, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being furnished to the Securities and Exchange Commission solely for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and with Section 1350 of Chapter 63 of Title 18 of the United States Code.

Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation, and Safra A. Catz, the Chief Financial Officer of Oracle Corporation, each certifies that:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Oracle Corporation.

By:	/s/ LAWRENCE J. ELLISON

Lawrence J. Ellison Chief Executive Officer and Director

By:	/s/ SAFRA A. CATZ

Safra A. Catz President, Chief Financial Officer and Director

ANNEX F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 9, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Election of Director

On November 9, 2005, Naomi O. Seligman accepted an offer to join the Board of Directors of Oracle Corporation. Ms. Seligman will not join any committees of the Board at this time.

Ms. Seligman, 66, has been a senior partner at Ostriker von Simson, a technology research firm, since June 1999. From 1977 until June 1999, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. Ms. Seligman also serves as a director of The Dun & Bradstreet Corporation, Sun Microsystems, Inc. and Akamai Technologies, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: November 14, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

ANNEX G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 3, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

Please see item 5.02 below.

Item 1.02 Termination of a Material Definitive Agreement

Please see item 5.02 below.

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Departure of Chief Financial Officer and Appointment of Chief Financial Officer

On November 3, 2005, Gregory B. Maffei resigned as Chief Financial Officer of Oracle Corporation (“Oracle”). Mr. Maffei will remain employed until November 15, 2005, in order to assist with a smooth transition. In connection with his resignation, Mr. Maffei executed a Resignation Agreement dated November 3, 2005 in which Mr. Maffei provided Oracle and its affiliates with a general release of claims. The Resignation Agreement also terminates and supersedes Mr. Maffei’s Offer Letter Employment Agreement dated June 20, 2005, as amended on September 8, 2005.

On November 4, 2005, Safra Catz, a President of Oracle, was appointed Chief Financial Officer. Ms. Catz, 43, has been a President of Oracle since January 2004 and has served as a director since October 2001. She served as an Executive Vice President from November 1999 to January 2004 and as a Senior Vice President from April 1999 to October 1999.

The description of Mr. Maffei’s Resignation Agreement is qualified in its entirety by the Resignation Agreement that is filed as Exhibit 10.28 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits

10.28	Resignation Agreement dated November 3, 2005, of Gregory B. Maffei

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: November 9, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

EXHIBIT INDEX

10.28 Resignation	Agreement dated November 3, 2005, of Gregory B. Maffei

Exhibit 10.28

[ORACLE USA, INC. LETTERHEAD]

November 3, 2005

Gregory B. Maffei

Re:	Resignation Agreement

Dear Greg:

This Resignation Agreement (“Agreement”), upon your signature, will constitute the agreement between you and Oracle Corporation/Oracle USA, Inc (“Oracle”), regarding the terms of your resignation from employment with Oracle.

You represent and warrant and reconfirm that you are not aware of any circumstances at Oracle involving Oracle or any officer, director or employee of Oracle giving you any reason or cause to believe that Oracle, or any officer, director or employee of Oracle, have engaged in unlawful or unethical conduct or conduct concerning which you have a legal obligation to report to Oracle Board of Directors or any committee thereof. You also agree that Oracle has paid to you all amounts due to you including salary and accrued vacation pay.

Oracle and you agree that your employment with Oracle will end on the date you execute this Agreement, comply with the procedure set forth herein for your resignation, and this Agreement and your resignation are accepted by Oracle. Your delivery to me by fax, e-mail or personal delivery, of a copy of this Agreement, signed by you on the date of delivery, together with your letter of resignation, will effect your resignation from Oracle upon Oracle’s acceptance. You agree that your resignation is not and shall not be deemed to be a resignation for “Good Reason” under the terms of the Offer Letter Employment Agreement dated June 20, 2005 as amended on September 8, 2005 (the “Offer Letter Employment Agreement”). You further agree that you will institute no action against Oracle under or claiming a violation of the Offer Letter Employment Agreement.

Oracle and you agree as follows:

1. Your resignation will be accepted by Oracle and be effective as of November 15, 2005.

2. Except as set forth herein, you agree to unconditionally and forever release and discharge, Oracle Corporation, Oracle USA, Inc., and all of their subsidiaries, related entities, officers, directors, agents and employees, and the officers, directors, agents or employees of all related entities and subsidiaries, and each of them (collectively “Releases”), of and from any and all debts, claims, liabilities, demands and causes of action of every kind, nature and description, whether known or unknown, including, but not limited to, any claim for stock options, stock option vesting, severance pay, benefits, bonuses, claims arising in contract or tort, claims under federal, state or local law, which you have, or may have, or could assert against Releases or any of them as of the date on which you sign this Agreement, including, but not limited to, any claims arising out of or connected with your employment or the termination of your employment with Oracle. Except as set forth herein, this release of claims shall expressly include a waiver of any rights you may have, including rights to severance pay, under the Offer Letter Employment Agreement. This release of claims shall not apply to claims you have or may have for unemployment insurance benefits, state disability compensation, claims for any vested benefits under any Oracle-sponsored benefit plan, worker’s compensation, or for indemnification for claims asserted against you which arise out of the course and scope of your employment with Oracle, or by statute, corporate bylaws or Board of Directors resolution. This release of claims shall not be deemed to constitute a waiver of your right under Oracle policy to be reimbursed for reasonable business expenses incurred through your last day of employment. Additionally, this release shall not preclude you from filing a charge with the U.S. Equal Employment Opportunity Commission, nor shall it be deemed to constitute a waiver of your rights, if any, under the Age and Discrimination in Employment Act. Oracle represents that it has no present intention of bringing any claim against you, nor is it presently aware of any basis upon it could assert a claim against you.

3. Oracle and you agree that this Agreement will be interpreted and enforced under California law and that it is being entered in California. It is further understood and agreed that as part of the consideration and inducement for the offer of this Agreement, you specifically waive the provisions of section 1542 of the California Civil Code, which states:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

4. You agree to preserve as confidential and not to use or disclose any Oracle trade secrets, confidential information, data, or other proprietary information, relating to its technology, customers, products, business plans, financial or organizational information or other subject matter pertaining to the business of Oracle or any of its customers or licensees from this day forward. The provisions of the Proprietary Information Agreement which you signed on June 21, 2005, which survive the termination of employment, except as modified by Paragraph 7 hereof, will continue to remain in full force and effect. You agree that within seven (7) days following the effective date of this Agreement you will return to Oracle all documents (in any form of media), equipment, and Oracle property (other than the cell phone) which came into your possession while employed at Oracle.

5. You agree that you will not disparage or defame Oracle, or any officer, director or employee of Oracle. Oracle agrees that it will not issue any public announcements in which you are disparaged or defamed and that its senior executive officers will not disparage or defame you.

6. You agree that for one year following the termination of your employment, you will not directly or indirectly, by your own acts or through others whom you direct to do so, solicit any employee of Oracle to leave their employment with Oracle.

7. You and Oracle acknowledge that no promise, inducement or other agreement not expressly contained in this Agreement has been made conferring any benefit upon you; that this Agreement contains the entire agreement between you and Oracle with respect to any benefit conferred upon you; and that, with the exception of the Proprietary Information Agreement referenced in Paragraph 3 above, all prior agreements, understandings, oral agreements and writings between you and Oracle are expressly superseded by this Agreement and are of no further force and effect. Any modification to this Resignation Agreement must be in writing and signed by you and me, or my successor or designee. If any provision or term of this Agreement is found by a court of competent jurisdiction to be void or unenforceable, the remainder of this Agreement shall remain in effect without reference to such void or unenforceable provision or term.

8. For breach of this Agreement, the non-breaching party shall be entitled to pursue any and all remedies which may be available to it. The prevailing party in any action in which a breach or unenforceability of this Agreement is alleged shall be entitled to an award of all expenses, costs and attorneys’ fees incurred in defense or prosecution of such action. Any action alleging a breach of this Agreement or challenging its validity must be brought in San Mateo County Superior Court.

This Agreement will be effective when you have signed and delivered it and it may not be revoked by you after you sign and deliver it.

Sincerely,

/s/ JOYCE WESTERDAHL
Joyce Westerdahl
Senior Vice President, Human Resources

By signing this Resignation Agreement, I acknowledge that I have read this Agreement carefully, and consulted with attorneys of my choice. I understand the terms of this Resignation Agreement and the significance of the waivers that I have made, and I am signing this Resignation Agreement voluntarily and without coercion. I agree to be bound by the terms of this Resignation Agreement.

/s/ GREGORY B. MAFFEI	Date: 11/3/05
Gregory B. Maffei

ANNEX H

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 3, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events

On November 3, 2005, Oracle Corporation issued a press release regarding the decision of Gregory B. Maffei, Oracle’s President and Chief Financial Officer, to leave Oracle. A copy of this press release is furnished as Exhibit 99.1 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits

99.1        Press Release dated November 3, 2005 of Oracle Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: November 3, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

EXHIBIT INDEX

99.1 Press release dated November 3, 2005 of Oracle Corporation

Exhibit 99.1

Contacts:	Bob Wynne Corporate Communications Oracle Corporation (650) 506-5834 Bob.Wynne@oracle.com

CFO and Co-president Greg Maffei to Leave Oracle

REDWOOD SHORES, Calif., November 3, 2005 — Greg Maffei has decided to leave Oracle (NASDAQ: ORCL), the company announced today. “Greg has told us he’s looking at a terrific professional opportunity,” said Oracle CEO Larry Ellison. “We wish him well.” “My resignation from Oracle is not a reflection on the company, its executives or employees,” Maffei said. “And I wish Oracle and my former co-workers the very best.”

Oracle Co-president Safra Catz will take on the additional responsibility of Chief Financial Officer, and Maffei will remain with the company until November 15th to help with a smooth transition.

ANNEX I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 10, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

Approval of Fiscal Year 2006 Executive Bonus Plan

At Oracle’s 2005 Annual Meeting held on October 10, 2005, our stockholders approved Oracle’s Fiscal Year 2006 Executive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for the payment of cash bonuses to eligible senior officers based upon the attainment of certain performance criteria established by the Compensation Committee.

A description of the Bonus Plan is filed as Exhibit 10.27 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

10.27    Description of the Fiscal Year 2006 Executive Bonus Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: October 13, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

Exhibit Index

10.27	Description of the Fiscal Year 2006 Executive Bonus Plan

Exhibit 10.27

Description of the Fiscal Year 2006 Executive Bonus Plan

Eligibility. Participants in the Bonus Plan are chosen solely at the discretion of the Compensation Committee. Our Chairman, Chief Executive Officer, our Presidents, all of our Executive Vice Presidents and certain of our Senior Vice Presidents are eligible to be considered for participation in the Bonus Plan. As of August 24, 2005, there were twelve persons chosen to participate for fiscal year 2006. No person is automatically entitled to participate in the Bonus Plan in any Bonus Plan year. Oracle may also pay discretionary bonuses, or other types of compensation, outside the Bonus Plan which may or may not be deductible. However, no employee has a guaranteed right to such discretionary compensation as a substitute for a performance award in the event that performance targets are not met or that stockholders fail to approve the material terms of the Bonus Plan.

History. The Compensation Committee approved the adoption of the Bonus Plan, which is part of the overall compensation program for our executives, at a meeting held on August 24, 2005.

Purpose. The purpose of the Bonus Plan is to motivate the participants to achieve our financial performance objectives and to reward them when those objectives are met with bonuses that are intended to be deductible to the maximum extent possible as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Administration. The Bonus Plan will be administered by the Compensation Committee, consisting of no fewer than two members of the Board, each of whom qualifies as an “outside director” within the meaning of Section 162(m) of the Code.

Determination of Awards. Under the Bonus Plan, participants will be eligible to receive awards based upon the attainment, in fiscal year 2006, and certification of certain performance criteria established by the Compensation Committee. For fiscal year 2006:

(a)	Mr. Ellison, our Chief Executive Officer; Mr. Henley, our Chairman of the Board; Ms. Catz, a President; Mr. Phillips, a President; and Mr. Maffei, a President and Chief Financial Officer, will each receive an award based on Oracle’s improvement in its pre-tax profit on a non-GAAP basis from fiscal year 2005 to fiscal year 2006;

(b)	each Executive Vice President and one Senior Vice President directly responsible for sales and consulting (collectively, the “Sales and Consulting Participants”) will each receive an award based upon improvement in license and outsourcing revenue growth in their respective areas of responsibility from fiscal year 2005 to fiscal year 2006 and upon reaching and exceeding targets with respect to licensing, outsourcing and consulting margins in their respective areas of responsibility for fiscal year 2006; and

(c)	the Executive Vice Presidents and one Senior Vice President not directly responsible for sales or consulting will each receive an award based on improvement in profit in their respective areas of responsibility from fiscal year 2005 to fiscal year 2006.

The Compensation Committee adopted the performance criteria on August 24, 2005, within 90 days after the start of fiscal year 2005. Each Sales and Consulting Participant’s total bonus under the Bonus Plan is calculated by summing the applicable bonus for each target. For all participants, the applicable bonus for their target or targets is related to the amount by which each target is exceeded or missed. If the target bonus calculation results in a negative number, the bonus for such target is zero. The details of each of the formulas with respect to the criteria have not been included in this proxy statement in order to maintain the confidentiality of our revenue, profit and margin expectations, which we believe are confidential commercial or business information, the disclosure of which would adversely affect Oracle. In the event of the termination or resignation of a participant during fiscal year 2006, we intend to have the person who assumes the responsibilities of that participant assume the same bonus structure as that participant, but adjusted, as determined by the Compensation Committee, to take into account that such person did not serve in that capacity for the entire fiscal year.

Payment of Awards. All awards will be paid in cash as soon as is practicable following determination of the award, unless the Committee has, prior to the grant of an award, received and approved, in its sole discretion, a request by a participant to defer receipt of an award in accordance with the Bonus Plan.

Maximum Award. The amounts that will be paid pursuant to the Bonus Plan are not currently determinable. The maximum bonus payment that our Chief Executive Officer may receive under the Bonus Plan for fiscal year 2006 would be $9,680,000. The maximum bonus payment that any other participant may receive under the Bonus Plan for fiscal year 2006 is based on a fixed multiple of a target bonus for such participant and would be less than the maximum bonus payment that our Chief Executive Officer may receive under the Bonus Plan.

Amendment and Termination. The Compensation Committee may terminate the Bonus Plan, in whole or in part, suspend the Bonus Plan, in whole or in part from time to time, and amend the Bonus Plan, from time to time, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or reconcile any inconsistency in the Bonus Plan or in any award granted thereunder, so long as stockholder approval has been obtained, if required in order for awards under the Bonus Plan to qualify as “performance-based compensation” under Section 162(m) of the Code. The Compensation Committee may amend or modify the Bonus Plan in any respect, or terminate the Bonus Plan, without the consent of any affected participant. However, in no event may such amendment or modification result in an increase in the amount of compensation payable pursuant to any award.

Termination of Employment. Should a participant’s employment with us terminate for any reason during fiscal year 2006, the participant will not be eligible to receive an award under the Bonus Plan.

Federal Income Tax Consequences. Under present federal income tax law, participants will realize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by Oracle. We will receive a deduction for the amount constituting ordinary income to the participant, provided that the Bonus Plan satisfies the requirements of Section 162(m) of the Code, which limits the deductibility of nonperformance-related compensation paid to certain corporate executives, and otherwise satisfies the requirements for deductibility under federal income tax law.

ANNEX J

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 12, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement

On September 12, 2005, Oracle Corporation, a Delaware corporation (“Oracle”), Siebel Systems, Inc., a Delaware corporation (“Siebel”), Ozark Holding Inc., a Delaware corporation and wholly owned subsidiary of Oracle (“Parent”), Ozark Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Ozark Merger Sub”), and Sierra Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Sierra Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Sierra Merger Sub will merge with and into Siebel (the “Siebel Merger”) and Ozark Merger Sub will merge with and into Oracle (the “Oracle Merger”, and together with the Siebel Merger, the “Mergers”).

Upon the consummation of the Mergers, (i) Siebel will become a wholly owned subsidiary of Parent, (ii) Oracle will become a wholly owned subsidiary of Parent and (iii) each share of Siebel common stock will be converted into the right to receive either (x) $10.66 in cash or (y) a number of shares of Parent common stock equal to $10.66 divided by the greater of (i) $10.72 or (ii) the average Oracle closing price over the ten trading days immediately preceding (but not including) the closing date, provided that no more than 30% of the outstanding Siebel common stock may be converted into Parent common stock, and the stock election will not be available unless the holders of at least 6% of the outstanding Siebel common stock make the stock election. If Siebel stockholders holding more than 30% of Siebel common stock elect to receive Oracle stock the equity consideration will be prorated. In addition, options to acquire Siebel common stock and Siebel restricted stock awards outstanding immediately prior to the consummation of the Mergers will, upon consummation of the Mergers, be converted into options to acquire shares of Parent common stock based on formulas contained in the Merger Agreement.

The Oracle Merger will be effected through a holding company reorganization pursuant to Section 251(g) of the Delaware General Corporation Law (“DGCL”), which provides for the merger of a holding company with and into a direct or indirect wholly-owned subsidiary without stockholder approval. Except for certain amendments to the certificate of incorporation of Parent effected in accordance with Section 251(g) of the DGCL in conjunction with the Oracle Merger, including the name change described below, the provisions of the certificate of incorporation of Parent, including its capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof, are identical to those of Oracle immediately prior to the Oracle Merger. As a result, no post-merger exchange of stock certificates will be made and outstanding shares of Oracle common stock will be automatically converted into shares of Parent common stock. In addition, the certificate of incorporation of Parent will be amended to change the name of Parent to “Oracle Corporation”. The bylaws of Parent after the Oracle Merger will be identical to the bylaws of Oracle in effect immediately prior thereto. The directors and officers of Parent after the Oracle Merger will be the same individuals as were directors and officers of Oracle immediately prior thereto.

The transaction is conditioned upon (i) clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the applicable foreign antitrust laws of certain other jurisdictions, including the European Commission, (ii) approval of the Mergers and adoption of the Merger Agreement by Siebel stockholders and (iii) other customary closing conditions.

In connection with the Mergers, Oracle entered into a voting and consulting agreement with Thomas Siebel pursuant to which Mr. Siebel has agreed to vote his shares of Siebel stock in favor of the Siebel Merger. Pursuant to such agreement, Mr. Siebel has also agreed to provide consulting services to Oracle following the Mergers.

The Merger Agreement and our summary of its terms have been filed as an exhibit to this Form 8-K to provide you with information regarding the terms of the agreement and is not intended to modify or supplement any factual disclosures about Oracle or Siebel in Oracle’s public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Oracle and Siebel. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

(c)	Exhibits

1.1	Agreement and Plan of Merger dated September 12, 2005 among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: September 14, 2005	By:	/S/ DANIEL COOPERMAN
	Name:	Daniel Cooperman
	Title:	Senior Vice President, General Counsel and Secretary

ANNEX K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 12, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events

On September 12, 2005, Oracle Corporation announced that has agreed to buy Siebel Systems, Inc. for $10.66 per share. The proposed transaction is valued at approximately $5.85 billion, or $3.61 billion net of Siebel’s cash on hand of $2.24 billion.

Siebel stockholders will receive $10.66 per share in cash for each Siebel share held, unless they elect to receive Oracle common stock, but no more than 30% of Siebel’s common stock may be exchanged for Oracle common stock. In the event that Siebel stockholders holding more than 30% of Siebel common stock elect to receive Oracle common stock, the equity consideration will be pro-rated.

A copy of the press release is furnished as Exhibit 99.1

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits

99.1	Press release dated September 12, 2005 of Oracle Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: September 12, 2005	By:	/s/ GREG MAFFEI
	Name:	Greg Maffei
	Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Oracle Corporation issued on September 12, 2005 announcing that has agreed to buy Siebel Systems, Inc. for $10.66 per share.

Exhibit 99.1

For Immediate Release

Contacts:	Bob Wynne	Jenny Gelhausen
	Corporate Communications	Investor Relations
	Oracle Corporation	Oracle Corporation
	(650) 506-5834	(650) 506-4073

	Steve Diamond	Terry Lee
	Corporate Communications	Investor Relations
	Siebel Systems	Siebel Systems
	(650) 477-4743	(650) 295-5656

Oracle Agrees to Buy Siebel for $10.66 a Share

Vaults Oracle to Number 1 in Customer Relationship Management

REDWOOD SHORES, Calif., September 12, 2005 — Oracle Corporation (Nasdaq: ORCL) announced today that it agreed to buy Siebel Systems, Inc (Nasdaq: SEBL) for $10.66 per share. The offer is valued at approximately $5.85 billion, or $3.61 billion net of Siebel’s cash on hand of $2.24 billion.

“In a single step, Oracle becomes the number one CRM applications company in the world,” said CEO Larry Ellison. “Siebel’s 4,000 applications customers and 3,400,000 CRM users strengthen our number one position in applications in North America and move us closer to the number one position in applications globally.”

“Today is a great day for Siebel Systems’ customers, partners, shareholders, and employees,” said Thomas M. Siebel, Chairman of Siebel Systems. “The combination of Siebel applications with the development capacity of Oracle to enhance our CRM product set assures our customers continuing success. This is a very beneficial business combination that will allow us to be even more effective in delivering high quality, leading edge solutions into the hands of satisfied customers.”

“This is a customer driven event. Our joint customers have consistently recommended this transaction to both companies for over a year,” said Oracle President Charles Phillips. “We will embrace Siebel’s best-in-class CRM products and make the features of those products the centerpiece of our Project Fusion CRM.”

“We expect this transaction to be accretive to Oracle’s earnings on a non-GAAP basis in its first full year (FY07),” said Oracle President and CFO Greg Maffei. “Longer term, Siebel will contribute to Oracle’s stated goal of 20 percent annual earnings growth. Given the size of our existing R&D investment, scale of our global support infrastructure, and similarity of our back office requirements, we will recognize substantial efficiencies from combining our two businesses.”

-more-

CRM applications capture and streamline all customer interactions so CRM users can better understand, service and anticipate their own customers’ needs. Of all major segments of the enterprise applications business, CRM is the largest and fastest growing – estimated to be more than $8 billion in 2004 and expected to grow to $10 billion by 2009, according to IDC. Siebel’s CRM and Oracle’s enterprise applications and middleware share an architecture that embraces industry standards, and a significant majority of Siebel’s implementations run on the Oracle database.

The Board of Directors of Siebel Systems has voted in favor of the transaction, and Tom Siebel has agreed to vote his shares in favor of the acquisition. Siebel stockholders will convene in a special meeting to vote on the acquisition. Oracle stockholder approval is not required. While the transaction and the timing are subject to regulatory approvals, the deal is expected to close in early 2006.

Siebel shareholders will receive $10.66 per share in cash for each Siebel share held, unless they elect to receive Oracle common stock, but no more than 30% of Siebel’s common shares may be exchanged for Oracle common stock. In the event that Siebel shareholders holding more than 30% of Siebel common stock elect to receive Oracle common stock, the equity consideration will be pro-rated.

The measurement period for Oracle’s average share price will be the ten trading days ending the day prior to close, and Oracle will have the right to choose an election date during the twenty trading days ending two days prior to close. If Oracle’s average share price is at or above $10.72 prior to close, Siebel shareholders who elect to receive stock will receive $10.66 per share of value in Oracle common stock for each share of Siebel common stock held. If Oracle’s average share price prior to close is less than $10.72 per share, Siebel shareholders that elect to receive stock will receive 0.994 shares of Oracle common stock for each share of Siebel common stock held, which would result in a value of less than $10.66 per share.

Oracle intends to repurchase an amount of shares equal to the number of shares issued in the transaction.

Oracle will host a conference call today, Monday, September 12, at 5:30 a.m. PDT/8:30 a.m. EDT to discuss the acquisition. A live audio webcast of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. Interested parties may participate live via telephone by calling (888) 791-1856 (domestic) or (630) 395-0019 (international), passcode: Oracle. The webcast will be available for replay for seven days following the conference call. The replay number is (866) 357-4207 (domestic) or (203) 369-0123 (international), passcode: 6524.

###

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.

ANNEX L

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 8, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement

Amendment of Offer Letter to Gregory B. Maffei, President and Chief Financial Officer

On September 8, 2005, we amended the offer letter dated June 20, 2005, to Gregory B. Maffei, one of our Presidents and our Chief Financial Officer, whereby Mr. Maffei agreed to amend the bonus and severance provisions in his offer letter. In place of Mr. Maffei’s receiving a guaranteed $800,000 bonus for fiscal year 2006, Mr. Maffei will now be eligible to participate in Oracle’s Fiscal Year 2006 Executive Bonus Plan. The Fiscal Year 2006 Executive Bonus Plan is described in our proxy statement relating to our 2005 Annual Meeting which was filed on August 30, 2005. In addition, Mr. Maffei agreed to amend the severance provisions in his offer letter such that his right to receive severance under certain circumstances will terminate on May 31, 2006.

The description above is a summary of Mr. Maffei’s amendment to his offer letter and is qualified in its entirety by the amendment to his offer letter which is filed as Exhibit 10.26 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

(c)	Exhibits

10.26	Amendment dated September 8, 2005, to the Offer Letter dated June 20, 2005, to Gregory B. Maffei

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: September 9, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

Exhibit Index

10.26	Amendment dated September 8, 2005, to the Offer Letter dated June 20, 2005, to Gregory B. Maffei

Exhibit 10.26

[ORACLE USA, INC. LETTERHEAD]

September 8, 2005

Gregory B. Maffei

Dear Greg:

This letter amends your June 20, 2005, offer letter (the “Offer Letter”) as set forth below.

The fourth and fifth sentences of the first paragraph of the Offer Letter are hereby deleted and replaced with the following:

You will be eligible to participate in the standard compensation plan for your position; for Oracle’s fiscal year 2006, you will be eligible to participate in the fiscal year 2006 Executive Bonus Plan. This Bonus Plan and payments thereunder are subject to the approval of and possible adjustment by the Compensation Committee of the Board of Directors, which may impose additional related terms and conditions.

In addition, the first sentence of the fifth paragraph of the Offer Letter regarding severance is hereby deleted and replaced with the following:

If you are involuntarily terminated by Oracle other than for gross misconduct after appropriate notice and time to cure, provided the Company deems your actions capable of being cured (“Cause”), or if you resign for Good Reason (as defined below), on or before May 31, 2006, you will execute a full release of claims and, in exchange, receive as severance a cash lump sum payment of $3,200,000 which shall be subjected to appropriate taxation. In the event your employment ends under the foregoing circumstances and you receive the severance payment indicated above, you will not be entitled to a pro-rated FY2006 bonus.

The second sentence of the fifth paragraph of the Offer Letter regarding severance is hereby deleted in its entirety.

The rest of the terms of the Offer Letter remain unchanged.

In addition, to clarify your employment status, while you are an officer of Oracle Corporation, you are an employee of Oracle USA, Inc.

Please let me know if you have any questions.

Sincerely,

/s/ JOYCE WESTERDAHL
Joyce E. Westerdahl
Senior Vice President, Human Resources

AGREED AND ACCEPTED:

GREGORY B. MAFFEI
Print Name

/s/ GREGORY B. MAFFEI	09/08/05
Signature	Date

ANNEX M

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) August 24, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement

Amendment of Offer Letter to Charles E. Phillips, Jr., President

On August 26, 2005, we amended the offer letter dated May 14, 2003, to Charles E. Phillips, Jr., one of our Presidents, whereby Mr. Phillips agreed to delete the severance provisions from his offer letter.

The description above is a summary of Mr. Phillips’ amendment to his offer letter and is qualified in its entirety by the amendment to his offer letter which is filed as Exhibit 10.25 to this report.

Discretionary Bonus to Charles E. Phillips, Jr., President

On August 24, 2005, the Compensation Committee of the Board of Directors approved the payment of a discretionary bonus of $1,000,000 to Mr. Phillips which was separate from his bonus payment under, and therefore outside of, our Fiscal Year 2005 Executive Bonus Plan. We believe this discretionary bonus may not be deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended. This additional bonus was paid in recognition of Mr. Phillips’ extraordinary efforts during fiscal year 2005 towards our outreach to customers and our success against our competition, as well as his significant contributions during fiscal year 2005 to our financial performance and our overall business strategy. This discretionary bonus has also been disclosed in our proxy statement relating to our 2005 Annual Meeting.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

(c)	Exhibits

10.25	Amendment dated August 26, 2005, to the Offer Letter dated May 14, 2003, to Charles E. Phillips, Jr.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: August 30, 2005	By:	/s/ MARTIN J. COLLINS
	Name:	Martin J. Collins
	Title:	Vice President, Associate General Counsel and Assistant Secretary

Exhibit Index

10.25	Amendment dated August 26, 2005, to the Offer Letter dated May 14, 2003, to Charles E. Phillips, Jr.

Exhibit 10.25

[ORACLE USA, INC. LETTERHEAD]

August 26, 2005

Mr. Charles E. Phillips, Jr.

500 Oracle Parkway

M/S 5op11

Redwood Shores, CA 94065

Dear Charles:

This letter amends your May 14, 2003 offer letter (the “Offer Letter”) as set forth below.

The third paragraph of the Offer Letter (regarding severance) is hereby deleted in its entirety.

Please let me know if you have any questions.

Sincerely,

/s/ JOYCE E. WESTERDAHL
Joyce E. Westerdahl
Senior Vice President, Human Resources

AGREED AND ACCEPTED:

CHARLES PHILLIPS, JR.
Print Name

/s/ CHARLES PHILLIPS, JR.	26 August 2005
Signature	Date

ANNEX N

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) August 2, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events

On August 2, 2005, Oracle, through a wholly-owned subsidiary, entered into a Share Purchase Agreement with OrbiTech Limited, a subsidiary of Citigroup Inc., for the purchase of 32,236,000 shares of i-flex solutions ltd., an Indian company (Bombay Stock Exchange: IFLX.BO and National Stock Exchange of India: IFLX.NS). The shares to be purchased from OrbiTech constitute approximately 41% of the outstanding common stock of i-flex.

Under the terms of the Share Purchase Agreement, Oracle will pay 800 Indian rupees per share, for a total purchase price of 25,788,800,000 rupees, or approximately $592.8 million.

As a result of entering into the Share Purchase Agreement, under Indian law Oracle is obligated to make an open offer to purchase up to 20% of the outstanding equity of i-flex. Oracle will make the open offer at 882.62 rupees per share. If the open offer is fully subscribed, the additional purchase price would be approximately $316 million, and the total consideration would be approximately $909 million.

The purchase is conditioned upon customary closing conditions, including that: (i) no action, proceeding, injunction, order or decree shall prohibit or materially restrict the consummation of the transactions in the Share Purchase Agreement; (ii) all necessary government approvals have been received, including Indian regulatory approvals and antitrust approvals from the United States, Germany and Ireland; (iii) there have not been any state of facts, conditions or changes which would have a material adverse effect on i-flex; and (iv) the open offer has closed.

The parties expect the purchase to close by the end of 2005, although there can be no assurances that the purchase will close in that time period.

On August 2, 2005, Oracle issued a press release announcing that it had entered into the Share Purchase Agreement, which is attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits

99.1	Press Release dated August 2, 2005 of Oracle Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: August 8, 2005	By:	/s/ GREG MAFFEI
	Name:	Greg Maffei
	Title:	President and Chief Financial Officer

Exhibit Index

99.1	Press release dated August 2, 2005 of Oracle Corporation

Exhibit 99.1

Oracle Press Release

Contact(s):

Bob Wynne	Peter Yorke
Oracle	i-flex solutions
+1.650.506.5834	+1.91.80.2208.3000
bob.wynne@oracle.com	peter.yorke@iflexsolutions.com

Oracle To Buy Majority Interest In Indian Banking Software Maker i-flex

41% to be Purchased from Citigroup and 20% from Public Shareholders

REDWOOD SHORES, Calif., 02-AUG-2005 Oracle (NASDAQ: ORCL) today announced that it will buy a majority interest in India’s largest applications software company, i-flex solutions (Bombay Stock Exchange: IFLX.BO and National Stock Exchange of India: IFLX.NS). Software products from i-flex support corporate banking, consumer banking, investment banking, Internet banking, asset management, and investor services. i-flex has provided software and services to 575 banks in 115 countries.

“i-flex is the hottest software company in the banking industry, signing more new customers than any other banking software company in each of the last three years,” said Oracle CEO, Larry Ellison. “Banking is a strategic industry for Oracle with 9 out of the top 10 banks already running Oracle ERP applications. Oracle’s overall application strategy is to go beyond ERP and offer customers richer industry-specific functionality. i-flex gets us there in banking.”

The current i-flex management team will continue to run the company and will align product development, sales, marketing, and services activities with Oracle. The i-flex service organization will continue to provide deep domain expertise to major banks around the world. Oracle President Charles Phillips will join the i-flex board, and i-flex stock will continue to trade on the Bombay Stock Exchange and the National Stock Exchange of India.

“We have enjoyed a long, highly successful partnership with Oracle, and this transaction will be a logical evolution of our relationship,” said Rajesh Hukku, Chairman and Managing Director of i-flex solutions. “Aligning with Oracle, we can jointly offer an excellent value proposition to our global customers with truly integrated solutions across the front, middle, and back office.”

“This investment brings together our complementary technology to offer customers the most comprehensive banking solution for next generation applications, technology and services,” said Phillips. “The inevitable transition from legacy systems to modern applications has created a multi-billion dollar opportunity, and because no single supplier has been able to meet customer needs, the banking software market is highly fragmented. Customers have been looking for a Tier 1 software partner to help modernize their systems and lower their maintenance costs.”

Under terms of the agreement, Oracle will acquire Citigroup Venture Capital International’s 41 percent ownership stake in i-flex solutions. As required by Indian law, Oracle will make an open offer beginning on or about August 3, 2005 to purchase an additional 20 percent of the shares outstanding from the remaining shareholders at a price of Rs882.62 per share, with total cash consideration of approximately USD $316 million if the entire 20 percent is tendered into the offer. Subject to regulatory approvals, the transaction is expected to close by the end of 2005.

IBM has been a key global partner for i-flex and Oracle. “The i-flex products will continue to run on IBM software and hardware, and our relationship with i-flex aligns us more closely with IBM solutions for our joint banking customers,” said Phillips. “In addition, Citigroup remains a committed and loyal customer of i-flex, having recently entered into a 5-year product and services agreement.”

i-flex applications have been optimized for Oracle’s technology platform since 1997, with over 90 percent of i-flex customers currently running on Oracle technology. The i-flex portfolio of software products includes FLEXCUBE(r), the world’s #1 selling core banking solution; Reveleus(tm), an advanced business analytic application; and Daybreak(tm), an enterprise consumer-lending suite. In addition, the i-flex PRIMESOURCING offering provides a comprehensive range of software, consulting, development and support services, differentiated by deep domain expertise. i-flex is headquartered in Mumbai, India and employs over 5,500 people worldwide.

About Oracle

Oracle (NASDAQ: ORCL) is the world’s largest enterprise software company. For more information about Oracle, visit Oracle’s Web site at http://www.oracle.com.

About i-flex solutions

i-flex solutions (Reuters: IFLX.BO and IFLX.NS) is a world leader in providing IT solutions to the financial services industry. For more information about i-flex, visit the i-flex Web site at http://www.iflexsolutions.com.

# # #

All company and product names are trademarks of the respective companies with which they are associated.

This press release is for information purposes and not an offer to buy or the solicitation of an offer to sell any shares. The details of the open offer to the public shareholders of i-flex will be made pursuant to a Letter of Offer addressed to each of the shareholders of i-flex. Shareholders of i-flex should read these materials carefully because they contain important information, including the terms and conditions of the offer.

ANNEX O

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 22, 2005

Oracle Corporation

(Exact name of Registrant as Specified in its Charter)

Delaware	0-14376	94-2871189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California	94065
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (650) 506-7000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

Offer Letter and Employment Agreement of President and Prospective Chief Financial Officer

Please see Item 5.02 below.

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Appointment of President and Prospective Chief Financial Officer

On June 22, 2005, Gregory B. Maffei, 45, was appointed as President. Mr. Maffei will also be appointed Chief Financial Officer effective the day following the filing of our Form 10-K for fiscal year 2005, replacing Safra A. Catz, our current Interim Chief Financial Officer. Ms. Catz will remain as one of our Presidents and a Director on our Board.

Prior to joining us, Mr. Maffei served as Chief Executive Officer of 360networks Corporation, a telecommunications service provider, from January 2000 to June 2005. Mr. Maffei was previously Chief Financial Officer of Microsoft Corporation from July 1997 to January 2000. In June 2001, several subsidiaries of 360networks filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code and successfully emerged from bankruptcy protection in November 2002. Mr. Maffei also serves as a director of Starbucks Corporation and Electronic Arts Inc.

Mr. Maffei’s offer letter provides that he will be paid an annual salary of $800,000 and that he will be granted on his first day of employment an option to purchase 4,000,000 shares of Oracle’s common stock with an exercise price equal to the fair market value of Oracle’s common stock on the day prior to its grant, which was $12.55. This option will vest 25% each year beginning one year after the grant date. Mr. Maffei is also entitled to a bonus of $800,000 during his first year provided he is employed at the close of Oracle’s fiscal year 2006. He will then be eligible to participate in the standard compensation plan for his position. During the first two years of employment and subject to his signing a full release, Mr. Maffei is eligible for a cash severance payment of $3,200,000 if he is involuntarily terminated other than for Cause (as defined in the offer letter) or if he resigns for Good Reason (as defined in the offer letter). After such two year period, his severance payment will be equal to one year’s base salary plus a prorated bonus if he is involuntarily terminated other than for Cause or if he resigns for Good Reason.

The description above is a summary of Mr. Maffei’s offer letter and employment agreement and is qualified in its entirety by the offer letter and employment agreement which are filed as Exhibit 10.24 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

10.24	Offer Letter dated June 20, 2005 to Gregory B. Maffei and employment agreement dated June 21, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: June 27, 2005	By:	/s/ DANIEL COOPERMAN
	Name:	Daniel Cooperman
	Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

10.24	Offer letter dated June 20, 2005 to Gregory B. Maffei and employment agreement dated June 21, 2005

Exhibit 10.24

[ORACLE USA, INC. LETTERHEAD]

June 20, 2005

Gregory B. Maffei

Dear Greg:

We are pleased to offer you the position of President and Chief Financial Officer with Oracle Corporation reporting to Lawrence J. Ellison. Your appointment as Chief Financial Officer will be effective the day following the filing of Oracle’s Form 10-K for fiscal year 2005. We offer you starting compensation at an annual rate of $800,000. In addition, you will be eligible to participate in the standard compensation plan for your position; for Oracle’s fiscal year 2006, your target bonus will be 100% of base salary. Even if you do not meet all targets for the payment of this bonus, provided you remain employed at the close of Oracle’s fiscal year 2006, you will be paid the $800,000 bonus in full. You will accrue paid vacation at the rate of 18 days per year, subject to the terms of Oracle’s vacation policy.

The following global functions will report to you: controllership (includes a number of financial and administrative functions), treasury, taxation, investor relations, real estate, manufacturing and distribution, customer leasing, human resources and legal (which also will have a dotted line to Oracle’s Chairman of the Board). While Oracle’s internal audit group reports directly to the Audit Committee, it will report indirectly to you, and you will have administrative oversight of it.

The Compensation Committee of Oracle’s Board of Directors (the “Compensation Committee”) has approved the terms set forth in this offer. Following the acceptance of this offer, a proposal will be submitted to the Board of Directors requesting approval to grant you an option to purchase 4,000,000 shares of common stock pursuant to the 2000 Long-Term Equity Incentive Plan, as amended (the “Plan”) with an effective grant date of the day you begin your Oracle employment. The option will be priced based upon Oracle’s stock price at the close of the market on the day prior to the option grant date. The option will be issued under a written agreement and will be subject to qualification under all applicable securities regulations. As long as you remain continuously employed by Oracle, you will be eligible to exercise your right to purchase one quarter of the option shares per year, beginning one year after the Board grants your option, subject to the terms of your written option agreement.

We agree that you will be able to work out of offices in both Seattle and Oracle headquarters. Oracle agrees to reimburse all reasonable documented business expenses you incur as part of your Oracle employment, and will gross up such expenses to the extent they are recorded as income. If you move to California, Oracle will pay reasonable, documented relocation expenses, not to exceed $500,000, in connection with your move from Seattle. In addition, Oracle will gross-up these reimbursed relocation expenses for applicable taxes.

If you are involuntarily terminated by Oracle other than for gross misconduct after appropriate notice and time to cure, provided the Company deems your actions capable of being cured (“Cause”), or if you resign for Good Reason (as defined below), prior to the second anniversary of your start date, you will execute a full release of claims and, in exchange, receive as severance a cash lump sum payment of $3,200,000 which shall be subjected to appropriate taxation. After the second anniversary of your start date, if you are involuntarily terminated, other than for Cause, or if you resign for Good Reason, you will execute a Release and, in exchange, receive a cash lump sum severance payment of one year’s base salary and pro-rated bonus, which shall be subjected to appropriate taxation. Good Reason for purposes of this letter agreement shall mean the occurrence, without your consent, of any material adverse change in your title, reporting relationship or responsibilities or any material breach by Oracle of this letter agreement.

This offer of employment is contingent upon your satisfactory completion of Oracle’s pre-employment background screening process, which will include education and employment verification as well as a criminal records search.

[ORACLE USA, INC. LETTERHEAD]

You agree to comply with the Insider Trading restrictions applicable to Oracle Officers and Directors for one fiscal quarter following your separation from Oracle, regardless of the reason for your separation. Among other things, under these restrictions, you are prohibited from trading in Oracle securities during the last month of the fiscal quarter and until two full trading days following Oracle’s earnings announcement for that fiscal quarter. Notwithstanding the foregoing, your proposed stock option referenced in this letter agreement shall be subject to the time limitations on exercise set forth in Section 6(i) of the Plan (the “Remaining Option Exercise Period”); provided that, subject to the approval of the Compensation Committee, if any “No Trading” period under Oracle’s Insider Trading Policy occurs during the Remaining Option Exercise Period, the Remaining Option Exercise Period shall be extended by the number of days equivalent to any such “No Trading” periods such that the total amount of time you will have to exercise the vested portion of this stock option shall be equal to the original Remaining Option Exercise Period.

Although Oracle policy is that its Executives may serve only on one outside Board of Directors, Oracle agrees that as an exception to this policy, you may remain on the Board of Directors of both Electronic Arts and Starbucks.

To accept this offer, please sign the enclosed Employment Agreement (be sure to confirm your intended start date with your manager), the Proprietary Information Agreement and all other documents required and return them to Oracle in the enclosed envelope. Employment and employee benefits can only begin after you have signed these documents and they have been received by our Employee Service Center. If you have any questions regarding these documents, please feel free to call our Employee Service Center at (888) 404-2494.

If you have any questions regarding the conditions of your offer, please feel free to call your manager, Lawrence J. Ellison at                 , or the Human Resources Sr. Vice President, Joyce Westerdahl at             . This offer remains open until the 30th of June 2005. We look forward to having you begin work with us.

Sincerely,

/s/ JOYCE E. WESTERDAHL
Joyce E. Westerdahl Senior Vice President, Human Resources

Enclosure: New Employee Packet

Employment Agreement & Mutual Agreement to Arbitrate

Please read this Agreement carefully before you agree to its terms by signing it. You may wish to consult an attorney prior to signing the Agreement. The Agreement sets forth certain important benefits, terms and conditions related to your employment with Oracle. It also sets forth the mutual agreement between you and Oracle to arbitrate any dispute or claim arising out of or related to your Oracle employment and to waive all rights to a trial or hearing before a court or jury.

Proprietary Information

Oracle’s proprietary rights and confidential information are among the company’s most important assets. In addition to signing this Agreement as a condition of employment, you also must sign the Proprietary Information Agreement included in the New Employee Packet.

Oracle Policies

Your adherence to the Oracle Code of Ethics and Business Conduct, set forth in a booklet included in the New Employee Packet, is vital to Oracle and to your success at Oracle. When you sign this Agreement, you are agreeing to thoroughly familiarize yourself with the Oracle Code of Ethics and Business Conduct and you are agreeing to abide by it. You also agree to take Oracle’s Ethics and Business Conduct course, available on-line through Oracle’s intranet. In addition, when you sign this Agreement, you are acknowledging that you have read the letter addressing Oracle’s Safety Program highlights included in the New Employee Packet. The Oracle Code of Ethics and Business Conduct and the Oracle Employee Handbook are on the Oracle intranet and accessible to all employees. You agree, after beginning employment, to access the Employee Handbook and thoroughly familiarize yourself with Oracle policies and to abide by them. Additionally, from time to time, Oracle will communicate important information about its policies by way of electronic mail notification and/or the Oracle intranet. By signing this agreement, you agree to thoroughly review these policy communications and to abide by them.

Employment Eligibility

In order to comply with the Immigration Reform and Control Act of 1986, the federal government requires the company to examine documents which prove your legal right to work in the United States. Please see the Verification of Eligibility for Employment information which also is a part of the New Employee Packet.

Benefits

Oracle offers its employees a comprehensive medical, dental, vision, life and disability insurance package through Oracleflex, a flexible benefits program. Oracleflex may require employee contributions. The company also offers benefits including a 401(k) Savings and Retirement Plan, an Employee Stock Purchase Plan, a Dependent Care Reimbursement Plan and an Educational Reimbursement Plan. The details of these plans are included in the New Employee Packet and/or are available on the Oracle intranet. You understand that you must make your Oracleflex benefits elections within the limited time period set forth in the communication accompanying your personal identification number that you will receive after beginning employment.

By signing this Agreement, you authorize Oracle to deduct from your compensation any and all contributions associated with your elections under Oracleflex, the Oracle 401(k) Savings and Investment Plan, the Oracle Employee Stock Purchase Plan, or any other benefit offered by Oracle in which you participate and for which an employee contribution is required.

Your starting compensation, position and other terms and conditions related to your employment are set forth in the offer letter you received. By signing this Agreement, you also are agreeing to the terms and conditions set forth in the offer letter. Oral or written representations contradicting or supplementing the terms of the offer letter are not valid.

At-Will Employment

Employment at Oracle is at-will. The company makes no express or implied commitment that your employment will have a minimum or fixed term, that Oracle may take adverse employment action only for cause or that your employment is terminable only for cause. Either you or Oracle may terminate the employment relationship at any time for any reason. Additionally, Oracle may take any other employment action at any time for any reason. No one at Oracle may make, unless specifically authorized in writing by Oracle’s Board of Directors, any promise, express or implied, that employment is for any fixed term or that cause is required for the termination of or change in the employment relationship.

Equal Employment Opportunity and Escalation Process

Oracle believes that all employees should be treated fairly and equitably in conformance with its Equal Employment Opportunity policies. We take personnel action without regard to race, color, national origin, sex, marital status, age, religion, disability or sexual orientation. Our commitment to these policies applies to every phase of the employment relationship, and we make every effort to comply with these policies. If, however, you feel you have not been treated fairly in some way in your Oracle employment, you agree, before taking any other action, to make a written complaint to a Director of the Human Resources Department and to allow individuals within the Department a reasonable period of time in which to investigate and informally attempt to resolve your issues.

Mutual Agreement to Arbitrate

You and Oracle understand and agree that any existing or future dispute or claim arising out of or related to your Oracle employment, or the termination of that employment, will be resolved by final and binding arbitration and that no other forum for dispute resolution will be available to either party, except as to those claims identified below. The decision of the arbitrator shall be final and binding on both you and Oracle and it shall be enforceable by any court having proper jurisdiction.

The arbitration proceedings shall be conducted pursuant to the Federal Arbitration Act, and in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association or the Employment Arbitration Rules and Procedures adopted by Judicial Arbitration & Mediation Services (“JAMS”). The arbitrator will have all the powers a judge would have in dealing with any question or dispute that may arise before, during and after the arbitration.

Claims Not Covered

Claims for benefits under the workers’ compensation, unemployment insurance and state disability insurance laws are not covered by this Arbitration Agreement. Additionally, claims by you or by Oracle for temporary restraining orders or preliminary injunctions (“temporary equitable relief”) in cases in which such temporary equitable relief would be otherwise authorized by law are not covered by this Arbitration Agreement. In such cases where temporary equitable relief is sought, the trial on the merits of the action will occur in front of, and will be decided by, the arbitrator, who will have the same ability to order legal or equitable remedies as could a court of general jurisdiction.

Costs

Oracle agrees to bear the costs of the arbitrator’s fee and all other costs related to the arbitration, assuming such costs are not expenses that you would be required to bear if you were bringing the action in a court of law. You and Oracle shall each bear your own attorneys’ fees incurred in connection with the arbitration, and the arbitrator will not have authority to award attorneys’ fees unless a statute at issue in the dispute or other appropriate law authorizes the award of attorneys’ fees to the prevailing party, in which case the arbitrator shall have the authority to make an award of attorneys’ fees as permitted by the applicable statute or law.

Consideration

You understand and acknowledge that you are offered employment in consideration of your promise to arbitrate claims. In addition, the promises by Oracle and by you to resolve claims by arbitration in accordance with the provisions of this Arbitration Agreement, rather than through the courts, provide consideration for each other.

Knowing and Voluntary Agreement; Complete Agreement

You understand and agree that you have been advised to consult with an attorney of your own choosing before signing this Employment Agreement & Mutual Agreement to Arbitrate, and you have had an opportunity to do so.

YOU FURTHER UNDERSTAND AND AGREE THAT YOU HAVE READ THIS EMPLOYMENT AGREEMENT & MUTUAL AGREEMENT TO ARBITRATIE CAREFULLY. BY SIGNING IT, YOU ARE EXPRESSLY WAIVING ANY AND ALL RIGHTS TO A TRIAL OR HEARING BEFORE A COURT OR JURY OF ANY AND ALL DISPUTES AND CLAIMS SUBJECT TO ARBITRATION UNDER THIS ARBITRATION AGREEMENT WHICH CLAIMS YOU MAY NOW OR IN THE FUTURE HAVE.

This Arbitration Agreement contains the complete agreement between Oracle and you regarding the subject of arbitration and alternate dispute resolution, and supersedes any and all prior written, oral, or other types of representations and agreements between Oracle and you, if any.

Severability

If any portion of this Employment Agreement & Mutual Agreement to Arbitrate shall, for any reason, be held invalid or unenforceable, or contrary to public policy or any law, the remainder of the Agreement shall not be affected by such invalidity or unenforceability, but shall remain in full force and effect, as if the invalid or unenforceable term or portion thereof had not existed within this Agreement.

Modification

This Employment Agreement & Mutual Agreement to Arbitrate may be modified only in a writing, expressly referencing this Agreement and you by full name, signed by you and Oracle’s Board of Directors.

By signing below you are agreeing that you have read and understood every provision of this Agreement and that, in consideration for your employment at Oracle, you agree to abide by its terms.

ACKNOWLEDGED AND ACCEPTED:

GREGORY B. MAFFEI
Print Name

/s/ GREGORY B. MAFFEI	6/21/05
Signature	Date

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Exculpation and Indemnification. Section 102(b)(7) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation limits the personal liability of a director to the Registrant and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

In addition, Section 145 of the Delaware Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Registrant’s certificate of incorporation provides for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law.

Merger Agreement Provisions Relating to Siebel Systems Directors and Officers. Pursuant to the merger agreement, the Registrant has agreed to indemnify and hold harmless the present or former directors and officers of Siebel Systems to the fullest extent permitted (whether by the Delaware General Corporation Law, by any other applicable laws, under Siebel Systems’ certificate of incorporation or bylaws in effect on the date hereof, in any indemnification agreement or otherwise) and fulfill and honor in all respects the obligations of Siebel Systems and its subsidiaries to such directors and officers pursuant to (i) any existing indemnification agreements between Siebel Systems and such officers and directors or any new indemnification agreements that are substantially similar to such existing indemnification agreements, and (ii) any indemnification, expense advancement and exculpation provisions set forth in the certificate of incorporation, bylaws or other charter or organizational documents of Siebel Systems or any of its subsidiaries.

Subject to certain exceptions contained in the merger agreement, the Registrant shall for six years maintain in effect, for the benefit of the Siebel Systems present or former directors and officers with respect to their acts and omissions as directors and officers of Siebel Systems, the existing policy of directors’ and officers’ liability insurance maintained by Siebel Systems prior to the date of the merger agreement if directors’ and officers’ liability insurance coverage is available for the Registrant’s directors and officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit Number	Description
2(a)	Agreement and Plan of Merger dated as of September 12, 2005, as amended, among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).

2(b)	Agreement dated as of September 12, 2005 between Oracle Corporation, Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P.

5	Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.

8(a)	Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the transaction.

8(b)	Opinion of Cooley Godward LLP regarding certain federal income tax consequences relating to the transaction.

23(a)	Consent of Ernst & Young LLP.

23(b)	Consent of KPMG LLP.

23(c)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).**

23(d)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8(a) to this Registration Statement).**

23(e)	Consent of Cooley Godward LLP (included in the opinion filed as Exhibit 8(b) to this Registration Statement).**

23(f)	Consent of Lawrence J. Ellison.**

23(g)	Consent of Jeffrey O. Henley.**

23(h)	Consent of Jeffrey Berg.**

23(i)	Consent of H. Raymond Bingham.**

23(j)	Consent of Dr. Michael J. Boskin.**

23(k)	Consent of Hector Garcia-Molina.**

23(l)	Consent of Joseph Grundfest.**

23(m)	Consent of Jack F. Kemp.**

23(n)	Consent of Donald L. Lucas.**

23(o)	Consent of Charles E. Phillips, Jr.**

23(p)	Consent of Naomi Seligman.**

99(a)	Form of Siebel Systems Proxy Card.**

99(b)	Consent of Goldman, Sachs & Co.

99(c)	Consent of Duff & Phelps, LLC dated November 22, 2005.**

99(d)	Consent of Duff & Phelps, LLC dated December 12, 2005.**

99(e)	Stock Election Form.

** Previously filed.

(b) Not applicable.

(c) The opinion of Goldman, Sachs & Co. is included as Annex B to the proxy statement/prospectus contained in this Registration Statement.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(9) That, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on December 27, 2005.

OZARK HOLDING INC.

By:	/S/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ SAFRA A. CATZ Safra A. Catz	Director and President (principal financial officer)	December 27, 2005

/S/ DANIEL COOPERMAN Daniel Cooperman	Director and Secretary	December 27, 2005

/S/ JENNIFER L. MINTON Jennifer L. Minton	Senior Vice President, Finance and Operations (principal accounting officer)	December 27, 2005

EXHIBIT INDEX

Exhibit Number	Description
2(a)	Agreement and Plan of Merger dated as of September 12, 2005, as amended, among Oracle Corporation, Siebel Systems, Inc., Ozark Holding Inc., Ozark Merger Sub Inc. and Sierra Merger Sub Inc. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).

2(b)	Agreement dated as of September 12, 2005 between Oracle Corporation, Thomas Siebel, Siebel Living Trust, Siebel Asset Management, L.P. and Siebel Asset Management III, L.P.

5	Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.

8(a)	Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the transaction.

8(b)	Opinion of Cooley Godward LLP regarding certain federal income tax consequences relating to the transaction.

23(a)	Consent of Ernst & Young LLP.

23(b)	Consent of KPMG LLP.

23(c)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement).**

23(d)	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8(a) to this Registration Statement).**

23(e)	Consent of Cooley Godward LLP (included in the opinion filed as Exhibit 8(b) to this Registration Statement).**

23(f)	Consent of Lawrence J. Ellison.**

23(g)	Consent of Jeffrey O. Henley.**

23(h)	Consent of Jeffrey Berg.**

23(i)	Consent of H. Raymond Bingham.**

23(j)	Consent of Dr. Michael J. Boskin.**

23(k)	Consent of Hector Garcia-Molina.**

23(l)	Consent of Joseph Grundfest.**

23(m)	Consent of Jack F. Kemp.**

23(n)	Consent of Donald L. Lucas.**

23(o)	Consent of Charles E. Phillips, Jr.**

23(p)	Consent of Naomi Seligman.**

99(a)	Form of Siebel Systems Proxy Card.**

99(b)	Consent of Goldman, Sachs & Co.

99(c)	Consent of Duff & Phelps, LLC dated November 22, 2005.**

99(d)	Consent of Duff & Phelps, LLC dated December 12, 2005.**

99(e)	Stock Election Form.

** Previously filed.